Form 20-F
period 2020-12-31
Sands China Ltd.
filed 2021-03-25
CIK 1755281

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________
Form 20-F
__________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 333-249510
__________________________________
Sands China Ltd.
(Exact name of Registrant as specified in its charter)
__________________________________
Cayman Islands
(Jurisdiction of Incorporation or Organization)
__________________________________
The Venetian Macao Resort Hotel, L2 Executive Offices
Estrada da Baía de N. Senhora da Esperança, s/n
Macao
(Address of principal executive offices)
__________________________________
Dylan James Williams, Company Secretary
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
3.800% Notes Due January 8, 2026
4.375% Notes Due June 18, 2030
__________________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
8,090,118,766 ordinary shares outstanding as at December 31, 2020
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes  ☐    No  ☒
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
ITEM 2. — OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. — KEY INFORMATION
A. SELECTED FINANCIAL DATA
We early adopted the recent amendment to Regulation S-K item 301, which eliminated the requirement to disclose this information.
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
Risks Related to Our Business
The COVID-19 Pandemic has materially adversely affected the number of visitors to our facilities and disrupted our operations, and we expect this adverse impact to continue until the COVID-19 Pandemic is contained.
We expect the impact of the disruptions resulting from the impact of the COVID-19 Pandemic, including the extent of their adverse impact on our financial and operational results, will be dictated by the length of time such disruptions continue. Although all our properties are currently open, we cannot predict whether future closures would be appropriate or could be mandated. Even once travel advisories and restrictions are modified or cease to be necessary, demand for integrated resorts may remain weak for a significant length of time and we cannot predict if or when the gaming and non-gaming activities of our properties will return to pre-outbreak levels of volume or pricing. In particular, future demand for integrated resorts may be negatively impacted by the adverse changes in the perceived or actual economic climate, including higher unemployment rates, declines in income levels and loss of personal wealth or reduced business spending for MICE resulting from the impact of the COVID-19 Pandemic. In addition, we cannot predict the impact the COVID-19 Pandemic will have on our mall tenants.
We are a holding company with limited business operations of our own. Our main assets consist of our direct and indirect shareholdings in our operating subsidiaries through which we conduct most of our business operations. If the global response to contain the COVID-19 Pandemic escalates or is unsuccessful, our subsidiaries’ ability to generate sufficient earnings and cash flow to pay dividends or distributions in the future may be negatively impacted.
Our businesses would also be impacted should the disruptions from the COVID-19 Pandemic lead to prolonged changes in consumer behavior or could impact our current construction projects in Macao. There are certain limitations on our ability to mitigate the adverse financial impact of these matters, such as the fixed costs at our properties, the access to construction labor due to immigration restrictions or construction materials due to vendor supply chain delays. The COVID-19 Pandemic also makes it more challenging for management to estimate the future performance of our businesses, particularly over the near to medium term. Any of these events may continue to disrupt our ability to staff our business adequately, could continue to generally disrupt our operations or construction projects and, if the global response to contain the COVID-19 Pandemic escalates or is unsuccessful, would have a material adverse effect on our business, financial condition, results of operations and cash flows.
The COVID-19 Pandemic has had, and will continue to have, a material adverse effect on our results of operations and cash flows. Given the uncertainty around the extent and timing of the potential future spread or mitigation of the COVID-19 Pandemic and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact on our future results of operations, cash flows or financial condition.
Our business is particularly sensitive to reductions in discretionary consumer and corporate spending as a result of downturns in the economy.
Consumer demand for hotel/casino resorts, trade shows and conventions and for the type of luxury amenities we offer is particularly sensitive to downturns in the economy and the corresponding impact on discretionary spending. Changes in discretionary consumer spending or corporate spending on conventions and business travel could be driven by many factors, such as: perceived or actual general economic conditions; fear of exposure to a widespread health epidemic, such as the COVID-19 Pandemic; any weaknesses in the job or housing market; credit market disruptions; high energy, fuel and food costs; the increased cost of travel; the potential for bank failures; perceived or actual disposable consumer income and wealth; fears of recession and changes in consumer confidence in the economy; or fear of war, political instability, civil unrest or future acts of terrorism. These factors could reduce consumer and corporate demand for the luxury amenities and leisure and business activities we offer, thus imposing additional limits on pricing and harming our operations.
Natural or man-made disasters, an outbreak of highly infectious or contagious disease, political instability, civil unrest, terrorist activity or war could materially adversely affect the number of visitors to our facilities and disrupt our operations.
So-called "Acts of God," such as typhoons and rainstorms, particularly in Macao, and other natural disasters, man-made disasters, outbreaks of highly infectious or contagious diseases, political instability, civil unrest, terrorist activity or war may result, and in the case of the COVID-19 Pandemic, have resulted, in decreases in travel to and from, and economic activity in, areas in which we operate, and may adversely affect, and the COVID-19 Pandemic has adversely affected, the number of visitors to our properties. Any of these events may disrupt our ability to staff our business adequately, could generally disrupt our operations and could have a material adverse effect on our business, financial condition, results of operations and cash flows. Although we have insurance coverage with respect to some of these events, we cannot assure you any such coverage will provide any coverage or be sufficient to indemnify us fully against all direct and indirect costs, including any loss of business that could result from substantial damage to, or partial or complete destruction of, any of our properties.
Our business is sensitive to the willingness of our customers to travel.
We are dependent on the willingness of our customers to travel. Only a small amount of our business is and will be generated by local residents. Most of our customers travel to reach our properties. Infectious diseases may severely disrupt, and in the case of the COVID-19 Pandemic, have severely disrupted, domestic and international travel, which would result in a decrease in customer visits to Macao, including our properties. Regional political events, acts of terrorism or civil unrest, including those resulting in travelers perceiving areas as unstable or an unwillingness of governments to grant visas, regional conflicts or an outbreak of hostilities or war could have a similar effect on domestic and international travel. Management cannot predict the extent to which disruptions from these types of events in air or other forms of travel would have on our business, financial condition, results of operations and cash flows.
We are subject to extensive regulations that govern our operations.
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
We are subject to regulations imposed by the FCPA, which generally prohibits U.S. companies (such as LVS, of which we are a subsidiary) and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. LVS entered into a comprehensive civil administrative settlement with the SEC on April 7, 2016, and a non-prosecution agreement with the DOJ on January 19, 2017, which resolved all inquiries related to these government investigations and included ongoing reporting obligations to the DOJ through January 2020. Any violation of the FCPA could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We also deal with significant amounts of cash in our operations and are subject to various reporting and anti-money laundering regulations. U.S. governmental authorities have evidenced an increased focus on the gaming industry and compliance with anti-money laundering laws and regulations. For instance, we are subject to regulation, which, among other things, requires us to report to various government authorities certain currency transactions in excess of applicable thresholds and certain suspicious activities where we know, suspect or have reason to suspect such transactions involve funds from illegal activity or are intended to violate certain law or regulations or are designed to evade reporting requirements or have no business or lawful purpose. In addition, we are subject to various other rules and regulations involving reporting, recordkeeping and retention. Our compliance is subject to periodic audits, and we may be subject to substantial civil and criminal penalties, including fines, if we fail to comply with applicable regulations. We are also subject to regulations set forth by the gaming authorities in the area in which we operate. Any such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Any violation of anti-money laundering laws or regulations, or any accusations of money laundering or regulatory investigations into possible money laundering activities, by any of our properties, employees or customers could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Our debt instruments, current debt service obligations and substantial indebtedness may restrict our current and future operations.
Our current debt service obligations contain, or any future debt service obligations and instruments may contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to:
•incur additional debt, including providing guarantees or credit support;
•incur liens securing indebtedness or other obligations;
•dispose of certain assets;
•make certain acquisitions;
•pay dividends or make distributions and make other restricted payments, such as purchasing equity interests, repurchasing junior indebtedness or making investments in third parties;
•enter into sale and leaseback transactions;
•engage in any new businesses;
•issue preferred stock; and
•enter into transactions with our Shareholders and our affiliates.
The 2018 SCL Credit Facility contains various financial covenants. As a result of the impact from the COVID-19 Pandemic, the 2018 SCL Credit Facility was amended on March 27, 2020 to waive those financial covenants through July 1, 2021 and on September 11, 2020, the 2018 SCL Credit Facility was further amended to extend the waiver period through January 1, 2022. We cannot assure you that we will be able to obtain similar waivers in the future.
As at December 31, 2020, we had US$7.0 billion of borrowings outstanding under the Senior Notes and US$2.02 billion of available borrowing capacity under the 2018 SCL Revolving Facility. On September 11, 2020, the 2018 SCL Credit Facility was amended to provide us with the option to increase the total available borrowing capacity by an additional US$1 billion. On January 25, 2021, we entered into an agreement with lenders to increase commitments under the 2018 SCL Credit Facility by HK$3.83 billion (approximately US$494 million at the exchange rate in effect on the date of this transaction). Subsequently, on January 29, 2021, we drew down US$29 million and HK$2.13 billion (approximately US$274 million at the exchange rate in effect on January 29, 2021) under this facility for general corporate purposes, resulting in a remaining available borrowing capacity of US$2.21 billion. This indebtedness could have important consequences to us. For example, it could:
•make it more difficult for us to satisfy our debt service obligations;
•increase our vulnerability to general adverse economic and industry conditions;
•impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, development projects, acquisitions or general corporate purposes;
•require us to dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds available for our operations and development projects;
•limit our flexibility in planning for, or reacting to, changes in the business and the industry in which we operate;
•require us to repurchase our Senior Notes upon certain events, such as any change in gaming law or any action by a gaming authority after which none of the Group members owns or manages casino or gaming areas or operates casino games of fortune and chance in Macao in substantially the same matter as the Group was at the issue date of the Senior Notes for a period of 30 consecutive days or more;
•place us at a competitive disadvantage compared to our competitors that have less debt; and
•subject us to higher interest expense in the event of increases in interest rates.
Our ability to timely refinance and replace our indebtedness in the future will depend upon general economic and credit market conditions, approval required by local government regulators, adequate liquidity in the global credit markets, the particular circumstances of the gaming industry, and prevalent regulations and our cash flow and operations, in each case as evaluated at the time of such potential refinancing or replacement. If we are unable to refinance or generate sufficient cash flow from operations to repay our indebtedness on a timely basis, we might be forced to seek alternate forms of financing, dispose of certain assets or minimize capital expenditures and other investments, or reduce dividend payments. There is no assurance any of these alternatives would be available to us, if at all, on satisfactory terms, on terms that would not be disadvantageous to us, or on terms that would not require us to breach the terms and conditions of our existing or future debt agreements.

We may attempt to arrange additional financing to fund the remainder of our planned, and any future, development projects. If we are required to raise additional capital in the future, our access to and cost of financing will depend on, among other things, global economic conditions, conditions in the global financing markets, the availability of sufficient amounts of financing, our prospects and our credit ratings. If our credit ratings were to be downgraded, or general market conditions were to ascribe higher risk to our rating levels, our industry, or us, our access to capital and the cost of any debt financing would be further negatively impacted. In addition, the terms of future debt agreements could include more restrictive covenants, or require incremental collateral, which may further restrict our business operations or be unavailable due to our covenant restrictions then in effect. There is no guarantee that debt financings will be available in the future to fund our obligations, or that they will be available on terms consistent with our expectations.
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
During the year ended December 31, 2020, approximately 24.0% of our table games drop at our properties was from credit-based wagering. We extend credit to those customers whose level of play and financial resources warrant, in the opinion of management, an extension of credit. These large receivables could have a significant impact on our results of operations if deemed uncollectible.
In particular, we expect our operations will be able to enforce gaming debts only in a limited number of jurisdictions, including Macao. To the extent our Macao gaming customers and gaming promoters are from other jurisdictions, our operations may not have access to a forum in which it will be possible to collect all gaming receivables because, among other reasons, courts of many jurisdictions do not enforce gaming debts and our Macao operations may encounter forums that will refuse to enforce such debts. Moreover, under applicable law, our operations remain obligated to pay taxes on uncollectible winnings from customers.
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
Our operations face significant competition, which may increase in the future.
The hotel, resort and casino businesses are highly competitive. Our properties compete with numerous other casinos located within Macao. Additional Macao facilities announced by our competitors and the increasing capacity of hotel rooms in Macao could add to the competitive dynamic of the market.
Our operations will also compete to some extent with casinos located elsewhere in Asia, including Singapore, South Korea, Malaysia, Philippines, Australia, Cambodia and elsewhere in the world, including Las Vegas, as well as online gaming and cruise ships that offer gaming. Our operations also face increased competition from new developments in Malaysia, Australia and South Korea. In addition, certain countries have legalized, and others may in the future legalize casino gaming.
The proliferation of gaming venues and gaming activities, such as online gaming, as well as renovations and expansions by our competitors, and their ability to attract customers away from our properties could have a material adverse effect on our financial condition, results of operations and cash flows.
Risks Associated with Our Operations
There are significant risks associated with our construction projects.
Our development projects and any other construction projects we undertake will entail significant risks. Construction activity requires us to obtain qualified contractors and subcontractors, the availability of which may be uncertain. Construction projects are subject to cost overruns and delays caused by events outside of our control or, in certain cases, our contractors' control, such as shortages of materials or skilled labor, unforeseen engineering, environmental and/or geological problems, work stoppages, weather interference, unanticipated cost increases and unavailability of construction materials or equipment. Construction, equipment or staffing problems or difficulties in obtaining any of the requisite materials, licenses, permits, allocations and authorizations from governmental or regulatory authorities could increase the total cost, delay, jeopardize, prevent the construction or opening of our projects, or otherwise affect the design and features. Construction contractors or counterparties for our current projects may be required to bear certain cost overruns for which they are contractually liable, and if such counterparties are unable to meet their obligations, we may incur increased costs for such developments. If our management is unable to manage successfully our construction projects, it could have a material adverse effect on our financial condition, results of operations and cash flows.
The anticipated costs and completion dates for our current projects are based on budgets, designs, development and construction documents and schedule estimates are prepared with the assistance of architects and other construction development consultants and are subject to change as the design, development and construction documents are finalized and as actual construction work is performed. A failure to complete our projects on budget or on schedule may have a material adverse effect on our financial condition, results of operations and cash flows.
We will stop generating any gaming revenues from our operations if we cannot secure an extension of our Subconcession in 2022 or if the Macao government exercises its redemption right.
Our Subconcession Contract expires on June 26, 2022. Unless our Subconcession is extended, all of VML’s casino premises and gaming-related equipment will be transferred automatically to the Macao government on that date without compensation to us and we will cease to generate gaming revenues from these operations. Beginning on December 26, 2017, the Macao government may redeem the Subconcession Contract by providing us at least one-year prior notice. In the event the Macao government exercises this redemption right, we are entitled to fair compensation or indemnity. The amount of this compensation or indemnity will be determined based on the amount of gaming and non-gaming revenue generated by The Venetian Macao during the tax year prior to the redemption multiplied by the number of remaining years before expiration of the Subconcession. We cannot assure you we will be able to renew or extend our Subconcession Contract on terms favorable to us or at all. We also cannot assure you that if our Subconcession is redeemed, the compensation paid will be adequate to compensate us for the loss of future revenues.
Our Subconcession can be terminated under certain circumstances without compensation to us.
The Macao government has the right, after consultation with Galaxy Casino Company Limited, to unilaterally terminate our Subconcession in the event of VML's serious non-compliance with its basic obligations under the Subconcession and applicable Macao laws. Upon termination of our Subconcession, our casinos and gaming-related equipment would automatically be transferred to the Macao government without compensation to us and we would cease to generate any revenues from these operations. The loss of our Subconcession would prohibit us from conducting gaming operations in Macao, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.
The number of visitors to Macao, particularly visitors from mainland China, may decline or travel to Macao may be disrupted.
Our VIP and mass market gaming customers typically come from nearby destinations in Asia, including mainland China, Hong Kong, South Korea and Japan. Increasingly, a significant number of gaming customers come to our casinos from mainland China. Any slowdown in economic growth or changes of China's current restrictions on travel and currency movements could further disrupt the number of visitors from mainland China to our casinos as well as the amounts they are willing and able to spend while at our properties.
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
The Macao government could grant additional rights to conduct gaming in the future and increase competition we face.
We hold a Subconcession under one of only six gaming concessions and subconcessions authorized by the Macao government to operate casinos in Macao through June 26, 2022. If the Macao government were to allow additional gaming operators in Macao, we would face additional competition, which could have a material adverse effect on our financial condition, results of operations and cash flows.
Conducting business in Macao has certain political and economic risks.
Our business development plans, financial condition, results of operations and cash flows may be materially and adversely affected by significant political, social and economic developments in Macao, and by changes in policies of the governments or changes in laws and regulations or their interpretations. Our operations in Macao are also exposed to the risk of changes in laws and policies that govern operations of companies based in Macao. Jurisdictional tax laws and regulations may also be subject to amendment or different interpretation and implementation, thereby having an adverse effect on our profitability after tax. These changes may have a material adverse effect on our financial condition, results of operations and cash flows.
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
The Macao government approved smoking control legislation, which prohibits smoking in casinos. This legislation permits casinos to maintain designated smoking rooms opened to the public, as long as such rooms comply with certain conditions, namely that no gaming equipment is installed within a three-meter radius from their entrance doors, that they are physically separated from the remaining areas and that no activity other than smoking is conducted inside the rooms, including gaming. Such legislation may deter potential gaming customers who are smokers from frequenting casinos in jurisdictions with smoking bans such as Macao. Such laws and regulations could change or could be interpreted differently in the future. We cannot predict the future likelihood or outcome of similar legislation or referendums in other jurisdictions where we operate or the magnitude of any decrease in revenues as a result of such regulations, though any smoking ban could have an adverse effect on our business, financial condition, results of operations and cash flows.
Our tax arrangements with the Macao government may not be extended on terms favorable to us or at all beyond their June 26, 2022 expiration dates.
We have had the benefit of a corporate tax exemption in Macao, which exempts us from paying the 12% corporate income tax on profits generated by the operation of casino games, but does not apply to our non-gaming activities. We will continue to benefit from this tax exemption through June 26, 2022, the date our Subconcession Contract expires. Additionally, we entered into an agreement with the Macao government in April 2019, effective through June 26, 2022, providing an annual payment as a substitution for a 12% tax otherwise due from VML shareholders on dividend distributions paid from VML gaming profits.
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
If gaming promoters attempt to negotiate changes to our operational agreements, including higher commissions, it could result in higher costs for us, loss of business to a competitor or loss of relationships with gaming promoters. Given regulatory requirements and certain economic and other factors occurring in the region, gaming promoters may encounter difficulties in attracting patrons to come to Macao, resulting in decreased gaming volume at our Macao properties. Credit already extended by gaming promoters to their patrons may become increasingly difficult for them to collect. This inability to attract sufficient patrons, grant credit and collect amounts due in a timely manner could negatively affect gaming promoters' activities, cause gaming promoters to wind up or liquidate their operations or result in gaming promoters leaving Macao. The above factors affecting gaming promoters could have a material adverse effect on our business, financial condition, results of operations and cash flows.
In addition, the quality of gaming promoters with whom we have relationships is important to our reputation and our ability to continue to operate in compliance with our gaming licenses. While we strive for excellence in our associations with gaming promoters, we cannot assure you the gaming promoters with whom we are associated will meet the high standards we insist upon. If a gaming promoter falls below our standards, we may suffer reputational harm, as well as worsening relationships with, and possible sanctions from, gaming regulators with authority over our operations. In the event a gaming promoter does not meet its financial obligations, there can be no assurance we may not incur financial exposure.
We are subject to limitations of the pataca exchange markets and restrictions on the export of the Renminbi.
Our revenues in Macao are denominated in patacas, the legal currency of Macao, and Hong Kong dollars. The Macao pataca is pegged to the Hong Kong dollar and, in many cases, is used interchangeably with the Hong Kong dollar in Macao. The Hong Kong dollar is pegged to the U.S. dollar. Although currently permitted, we cannot assure you patacas will continue to be freely exchangeable into U.S. dollars. Also, our ability to convert large amounts of patacas into U.S. dollars over a relatively short period may be limited.
We are currently prohibited from accepting wagers in Renminbi, the legal currency of China. There are also restrictions on the remittance of the Renminbi from mainland China and the amount of renminbi that can be converted into foreign currencies, including the pataca and Hong Kong dollar. Restrictions on the remittance of the Renminbi from mainland China may impede the flow of gaming customers from mainland China to Macao, inhibit the growth of gaming in Macao and negatively impact our gaming operations. There is no assurance that incremental mainland Chinese regulations will not be promulgated in the future that have the effect of restricting or eliminating the remittance of Renminbi from mainland China. Further, if any new mainland Chinese regulations are promulgated in the future that have the effect of permitting or restricting (as the case may be) the remittance of Renminbi from mainland China, then such remittances will need to be made subject to the specific requirements or restrictions set out in such rules.

VML may have financial and other obligations to foreign workers managed by its contractors under government labor quotas.
The Macao government has granted VML quotas to permit it to hire foreign workers. VML has effectively assigned the management of these quotas to its contractors for the construction of our Cotai Strip projects. VML, however, remains ultimately liable for all employer obligations relating to these employees, including for payment of wages and taxes and compliance with labor and workers' compensation laws. VML requires each contractor to whom it has assigned the management of part of its labor quota to indemnify VML for any costs or liabilities VML incurs as a result of such contractor's failure to fulfill employer obligations. VML's agreements with its contractors also contain provisions that permit it to retain some payments for up to one year after the contractors' complete work on the projects. We cannot assure you VML's contractors will fulfill their obligations to employees hired under the labor quotas or to VML under the indemnification agreements, or the amount of any indemnification payments received will be sufficient to pay for any obligations VML may owe to employees managed by contractors under VML's quotas. Until we make final payments to our contractors, we have offset rights to collect amounts they may owe us, including amounts owed under the indemnities relating to employer obligations. After we have made the final payments, it may be more difficult for us to enforce any unpaid indemnity obligations.
The transportation infrastructure in Macao may not be adequate to accommodate increased future demand of visitors to Macao.
Macao is in the process of expanding its transportation infrastructure to service the increased number of visitors to Macao. If the planned expansions of transportation facilities to and from Macao are delayed or not completed, and Macao's transportation infrastructure is insufficient to meet the demands of an increased volume of visitors to Macao, the desirability of Macao as a business and leisure tourism destination, as well as the results of operations of our Macao properties, could be negatively impacted.
Human Capital Related Risk Factors
We depend on the continued services of key officers.
Our historical success was principally dependent on our founder, Chairman and Chief Executive Officer, Mr. Sheldon Gary Adelson. On January 12, 2021, we announced the passing of Mr. Adelson. On January 27, 2021, we announced Mr. Robert Glen Goldstein was appointed Chairman and Chief Executive Officer. Our ability to maintain our competitive position is dependent to a large degree on the services of our senior management team, including Mr. Goldstein, Dr. Wong Ying Wai (Wilfred), Mr. Chum Kwan Lock, Grant, Mr. Sun MinQi (Dave) and Mr. Dylan James Williams. The loss of their services or the services of our other senior managers, or the inability to attract and retain additional senior management personnel could have a material adverse effect on our business.
We compete for limited management and labor resources in Macao, and policies of government may also affect our ability to employ imported managers or labor.
Our success depends in large part upon our ability to attract, retain, train, manage and motivate skilled managers and employees at our properties. The Macao government requires we only hire Macao residents in our casinos for certain employee roles, including dealers. In addition, we are required to obtain visas and work permits for managers and employees we seek to employ from other countries. There is significant competition for managers and employees with the skills required to perform the services we offer and competition for these individuals in Macao is likely to increase as other competitors expand their operations.
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
General Risk Factors
Our insurance coverage may not be adequate to cover all possible losses that our properties could suffer and our insurance costs may increase in the future.
We have comprehensive property and liability insurance policies for our properties in operation, as well as those in the course of construction, with coverage features and insured limits we believe are customary in their breadth and scope. Market forces beyond our control may nonetheless limit the scope of the insurance coverage we can obtain or our ability to obtain coverage at reasonable rates. Certain types of losses, generally of a pandemic or catastrophic nature, such as infectious disease, such as the COVID-19 Pandemic, earthquakes, hurricanes and floods, or terrorist acts, or certain liabilities may be, or are, uninsurable or too expensive to justify obtaining insurance. As a result, we may not be successful in obtaining insurance without increases in cost or decreases in coverage levels. In addition, in the event of a substantial loss, the insurance coverage we carry may not be sufficient to pay the full market value or replacement cost of our lost investment or in some cases could result in certain losses being totally uninsured. As a result, we could lose some or all of the capital we have invested in a property, as well as the anticipated future revenue from the property, and we could remain obligated for debt or other financial obligations related to the property.
Certain of our debt instruments and other material agreements require us to maintain a certain minimum level of insurance. Failure to satisfy these requirements could result in an event of default under these debt instruments or material agreements.
Failure to maintain the integrity of our information and information systems or comply with applicable privacy and data security requirements and regulations could harm our reputation and adversely affect our business.
Our business requires the collection and retention of large volumes of data and non-electronic information, including credit card numbers and other information in various information systems we maintain and in those maintained by third parties with whom we contract and may share data. We also maintain internal information about our employees and information relating to our operations. The integrity and protection of that information are important to us. Our collection of such information is subject to extensive private and governmental regulation.
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
LVS, our parent company, has experienced a sophisticated criminal cybersecurity attack in the past and may experience with more frequency global cybersecurity and information security threats, which may range from uncoordinated individual attempts to sophisticated and targeted measures directed at us (as subsidiaries of LVS). There has been an increase in criminal cybersecurity attacks against companies where customer and company information has been compromised and company data has been destroyed. Our information systems and records, including those we maintain with third-party service providers, may be subject to cyber-attacks and information security breaches. Cyber-attacks and information security breaches may include attempts to access information, computer malware such as viruses, denial of service, ransomware attacks that encrypt, exfiltrate, or otherwise render data unusable or unavailable in an effort to extort money or other consideration as a condition to purportedly returning the data to a usable form, operator errors or misuse, or inadvertent releases of data or documents, and other forms of electronic and non-electronic information security breaches. Our data security measures are reviewed regularly and we rely on proprietary and commercially available systems, software, tools, and monitoring to provide security for processing, transmission, and storage of customer and employee information. We also rely extensively on computer systems to process transactions, maintain information, and manage our businesses. Our third-party information system service providers and other third parties that share data with us pursuant to contractual agreements also face risks relating to cybersecurity and privacy, and we do not directly control any of such parties' information security or privacy operations. For example, the systems currently used for the transmission and approval of payment card transactions, and the technology utilized in payment cards themselves, are determined and controlled by the payment card industry, not us. Our gaming operations rely heavily on technology services provided by third parties. In the event there is an interruption of these services to us, it may have an adverse effect on our operations and financial condition. Disruptions in the availability of our computer systems, or those of third parties we engage to provide gaming operating systems for the facilities we operate, through cybersecurity attacks or otherwise, could impact our ability to service our customers and adversely affect our sales and the results of operations.
A significant theft, destruction, loss or fraudulent use of information maintained by us or by a third-party service provider could have an adverse effect on our reputation, cause a material disruption to our operations and management team and result in remediation expenses (including liability for stolen assets or information, repairing system damage and offering incentives to customers or business partners to maintain their relationships after an attack) and regulatory fines, penalties and corrective actions, or lawsuits by regulators, third-party service providers, third parties that share data with us pursuant to contractual agreements and/or people whose data is or may be impacted. Such theft, destruction, loss or fraudulent use could also result in litigation by Shareholders. Advances in computer software capabilities and encryption technology, new tools, and other developments, including continuously evolving attack methods that may exploit vulnerabilities based on these advances, may increase the risk of a security breach or other intrusion. In addition, we may incur increased cybersecurity and privacy protection costs that may include organizational changes, deploying additional personnel and protection technologies, training employees and engaging third-party experts and consultants. There can be no assurance the insurance the Company has in place relating to cybersecurity and privacy risks will be sufficient in the event of a major cybersecurity or privacy event. Any of these events could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

ITEM 4. — INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
Sands China Ltd. was incorporated in the Cayman Islands on July 15, 2009 as an exempted company with limited liability under the Companies Act (as amended) of the Cayman Islands. Our principal executive offices are located at The Venetian Macao Resort Hotel, L2 Executive Offices, Estrada da Baía de N. Senhora da Esperança, s/n, Macao. Our telephone number at this address is +853 8118-2888. Our registered office in the Cayman Islands is located at the offices of Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands. Our principal place of business in Hong Kong is Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong. Our agent for service of process in the United States is Corporation Service Company located at 19 West 44th Street, Suite 200, New York, New York 10036. Our corporate website is www.sandschina.com. The information contained on our website is not a part of this annual report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is www.sec.gov.
For a description of our principal capital expenditures for the years ended December 31, 2020, 2019 and 2018, see “Item 5 - Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”
B. BUSINESS OVERVIEW
Overview
We are the leading developer, owner and operator of large-scale integrated resorts in Macao. In 2020, we welcomed approximately 31 million leisure and business visitors at our properties on Cotai and the Macao Peninsula.
Our founder, former Chairman and Chief Executive Officer, Mr. Sheldon Gary Adelson, began investing in Macao from 2002 after receiving a gaming Subconcession to operate casino games and other games of chance. His vision and goal was to develop large-scale integrated resorts with a variety of world-class amenities and create an international tourism destination. This facilitated in achieving Macao’s objective for long-term economic diversification and growth in tourism.
Today, with nearly 30 million square feet of interconnected facilities on Cotai, we are the largest integrated resorts operator in Macao. Our integrated resorts not only offer gaming areas, but also the most four- and five-star rated hotel rooms compared to any other single developer in the market. Our integrated resorts also collectively feature the largest capacity in meeting space, convention and exhibition halls, retail and dining areas and entertainment venues. We believe our integrated resorts are unique in Macao and differentiate us from our competitors due to size and scale, range of non-gaming amenities, and the focus on leisure and business tourism.
Macao is the largest gaming market in the world and is the only location in China offering legalized casino gaming. VML, our subsidiary, holds one of the six concessions or subconcessions permitted by the Macao government to operate casinos or gaming areas.
We developed, own and operate The Venetian Macao, The Londoner Macao (formerly Sands Cotai Central), The Parisian Macao, The Plaza Macao and Sands Macao. We also own the Cotai Expo, one of the largest convention and exhibition centers in Asia, as well as Macao’s largest entertainment venue, the Cotai Arena. Our properties collectively feature over 12,000 luxury suites and hotel rooms, 150 different restaurants and food outlets, spas and theaters for live performances, as well as other integrated resort amenities.
Our integrated resort brands, including The Venetian Macao, The Londoner Macao and The Parisian Macao, are aspirational and recognized throughout China and Asia for their quality and services and leave a lasting impression on our customers.
We were the first developer in Macao to feature world-class global hospitality brands in our hotel offerings on Cotai, including the Four Seasons, St. Regis, Conrad and Sheraton.
Within our integrated resorts, we also operate some of the largest and most profitable retail malls in Asia, showcasing over 750 shops, which occupy over 2 million square feet of retail space. Our retail malls are home to many global luxury designer brands and leading Asian retail brands.
We own and operate Cotai Water Jet, one of the two major high speed ferry operators between Hong Kong and Macao, with 14 vessels facilitating leisure and business travelers to reach Macao from points in Hong Kong, including the Hong Kong International Airport.

Our Developments in Macao
In May 2004, we opened the Sands Macao, the first Las Vegas style resort in Macao, which was designed for the mass market segment of leisure tourism. The Sands Macao currently contains a mix of gaming areas for mass market, VIP and premium players, entertainment and dining facilities, and hotel suites.
In August 2007, we opened The Venetian Macao, the flagship property of our Cotai Strip development. The Venetian Macao is a themed, large-scale integrated resort, with 2,905 luxury hotel suites, more than 340 retail shops in one of the largest shopping malls in Asia with 943,000 square feet of retail space, approximately 60 restaurants and food outlets, and a state-of-the-art live performance theater with 1,800 seats. In addition, The Venetian Macao contains the Cotai Arena, a 15,000-seat venue directly adjacent to and which adjoins the Cotai Expo and hosts a wide range of entertainment and sporting events each year. The Cotai Expo is a 1.2 million square foot MICE facility, which includes exhibition and meeting space, including one of the largest column-free ballrooms in Asia.
In August 2008, we opened The Plaza Macao, a boutique luxury integrated resort featuring the Four Seasons Macao with 360 luxury suites, the Shoppes at Four Seasons with nearly 140 shops from the world’s leading luxury retail brands, and the Plaza Casino. In July 2009, we completed and introduced our ultra-exclusive Paiza Mansions at The Plaza Macao. The Grand Suites at Four Seasons opened in October 2020 and features 289 luxury suites.
The Londoner Macao is the result of our previously announced renovation, expansion and rebranding of Sands Cotai Central, which included the addition of extensive thematic elements both externally and internally. This project is being delivered in phases, which started in 2020 and will continue through 2021. Upon completion, The Londoner Macao will include some of London’s most recognizable landmarks, such as the Houses of Parliament and the Elizabeth Tower (commonly known as “Big Ben”). The resort will also feature The Londoner Court with approximately 370 luxury suites; construction of The Londoner Court is now complete and we expect it to open in 2021. The integrated resort opened in phases since April 2012 and features four hotel towers: the first hotel tower consisting of 659 five-star rooms and suites under the Conrad brand and The Londoner Macao Hotel, which opened in January 2021, with 594 London-themed suites, including 14 exclusive Suites by David Beckham; the second hotel tower consisting of 1,842 rooms and suites under the Sheraton brand; the third hotel tower consisting of 2,126 rooms and suites under the Sheraton brand; and the fourth tower consisting of 400 rooms and suites under the St. Regis brand. The Londoner Macao also has approximately 369,000 square feet of meeting space, a 1,701-seat theater and approximately 525,000 square feet of retail space with more than 130 stores and over 50 restaurants and food outlets. A number of new restaurants have progressively opened from late 2020, and our retail offerings will be expanded and rebranded as the Shoppes at Londoner.
In September 2016, we opened The Parisian Macao, a themed, iconic, “must-see” integrated resort connected to The Venetian Macao and The Plaza Macao, which includes a 248,000 square-foot casino, a hotel with approximately 2,500 rooms and suites, retail, entertainment, dining and meeting facilities. The Parisian Macao features a half size replica of the Eiffel Tower, providing a landmark attraction to visitors.
We anticipate the total costs associated with The Londoner Macao development project described above and the recently completed The Grand Suites at Four Seasons to be approximately US$2.2 billion. The ultimate costs and completion dates for The Londoner Macao project development is subject to change as we complete construction. See “Item 3 - Key Information D. — Risk Factors — There are significant risks associated with our construction projects.”
From February 2020 through the date of this report, our operations were significantly impacted by a global pandemic (the COVID-19 Pandemic). While the details of this impact have been disclosed throughout this document, the following discussion of our business focuses on execution of our business strategies in a non-pandemic environment based on the assumption the global impact of the COVID-19 Pandemic will eventually diminish and our operations will recover as travel and tourism improves in our market.
Key Strengths
We believe we have a number of key strengths that differentiate our business from our competitors, including:
Substantial and diversified sources of cash flow from existing operations
We have a track record of generating cash from operations from gaming and non-gaming sources, including retail, hotel, food and beverage, entertainment and MICE business.
Diversified, high quality integrated resort offerings with substantial non-gaming amenities
Our integrated resorts feature non-gaming attractions and amenities including world-class entertainment, expansive retail offerings and market-leading MICE facilities. These attractions and amenities enhance the appeal of our integrated resorts, contributing to visitation, length of stay and customer spending at our resorts. The broad appeal of our market-leading integrated resort offerings in our various markets enables us to serve the widest array of customer segments in each market.
Market leadership in the growing high-margin mass market gaming segment
In our gaming business, we focus on the high-margin mass gaming segment. Our combined Macao properties had the highest percentage of gaming win from mass tables and slots of the Macao operators, with an average market share of approximately 30% during the previous five years. Management estimated our mass market table revenues typically generate a gross margin approximately four times higher than the gross margin on our VIP table revenues.
Established brands with broad regional and international market awareness and appeal
The opening of The Venetian Macao provided the foundation and cornerstone for the Cotai Strip and marked a step-change for the Macao gaming market more broadly. Through a combination of its range and scale of facilities and its distinctive theming, The Venetian Macao has remained the foremost example of a themed integrated resort in Macao. Recognition has also been garnered by The Parisian Macao, our property with its iconic replica of the Eiffel Tower and other themed attractions. Both of these European-themed integrated resorts attract broad brand awareness both regionally and globally, which we expect will continue with the opening of The Londoner Macao over the course of 2021.
Experienced management team with a proven track record
Mr. Sheldon Gary Adelson was our founder, former chairman and chief executive officer. Mr. Adelson created the MICE-based integrated resort and pioneered its development in the Las Vegas and Singapore markets, as well as in Macao, where he planned and developed the Cotai Strip. Mr. Robert G. Goldstein, our Chairman and Chief Executive Officer, has been an integral part of the Company's executive team from the beginning. Mr. Goldstein is one of the most respected and experienced executives in our industry today. Dr. Wong Ying Wai (Wilfred), our President, Mr. Chum Kwan Lock (Grant), our Chief Operating Officer, Mr. Sun MinQi (Dave), our Chief Financial Officer, and Mr. Dylan James Williams, our General Counsel and Company Secretary, have substantial business experience and have successfully contributed to the execution of our operating strategies.
Unique MICE and entertainment facilities
Our market-leading MICE and entertainment facilities contribute to our markets’ diversification and appeal to business and leisure travelers while diversifying our cash flows and increasing revenues and profit. Our approximately 1.7 million square feet of global MICE space is designed to meet the needs of meeting planners and corporate events and trade show organizers from around the world. Our experience and expertise in this industry supports our ability to drive leisure and business tourism to our markets. The live entertainment program at our properties, specifically in Asia, has been a key traffic driver and has established us as a leader in the field of tourism and leisure activities.
Significant benefits from our on-going relationship with LVS
Sands China is approximately 70% owned by Las Vegas Sands, the world’s leading developer and operator of MICE-based integrated resorts. The operating experience of Las Vegas Sands in developing and operating MICE-based integrated resorts in the Las Vegas, Singapore and Macao markets is a significant benefit to us.
Business Strategies
Our business strategy is to develop Cotai and to leverage our large-scale integrated resort business model to create Asia’s premier gaming, leisure, convention and meetings destination. Our interconnected integrated resorts, which have a wide range of branded hotel and resort offerings, are designed to attract different segments of the market throughout the year. We believe our business strategy and development plan allow us to achieve a more consistent demand, longer average length of stay in our hotels, more diversified sources of revenue and higher margins than gaming-centric facilities.
Building on our key strengths, we seek to enhance our position as the leading developer and operator of integrated resorts and casinos in Macao by continuing to implement the following business strategies:
Developing and diversifying our integrated resort offerings on Cotai to include a full complement of products and services to cater to different market segments. Our development on Cotai includes four integrated resorts, MICE space, additional retail, dining and entertainment facilities and a range of hotel offerings to cater to different segments of the market. In addition to The Venetian Macao, The Londoner Macao and The Parisian Macao hotel rooms, we have Four Seasons, Conrad, Sheraton and St. Regis branded suites and hotel rooms. We are able to leverage the recognition and the sales, marketing and reservation capabilities of these premier hotel brands to attract a wide range of customers in different market segments to our properties. We believe our partnerships with renowned hotel management partners, our diverse integrated resort offerings and the convenience and accessibility of our properties will continue to increase the appeal of our properties to both the business and leisure customer segments.

Leveraging our scale of operations to create and maintain an absolute cost advantage. Management expects to benefit from lower unit costs due to the economies of scale inherent in our operations. Opportunities for lower unit costs include, but are not limited to, lower utility costs; more efficient staffing of hotel and gaming operations; and centralized laundry, transportation, marketing and sales, and procurement. In addition, our scale allows us to consolidate certain administrative functions.
Focusing on the high-margin mass market gaming segment, while continuing to provide luxury amenities and high service levels to our VIP and premium players. Our properties cater not only to VIP and premium players, but also to mass market customers, which comprise our most profitable gaming segment. We believe the mass market segment will continue to be a long-term growth segment as a result of the introduction of more high-quality gaming facilities and non-gaming amenities into the market.
Identifying targeted investment opportunities to drive growth across our portfolio. We will continue to invest in the expansion of our facilities and the enhancement of the leisure and business tourism appeal of our Cotai property portfolio. Our planned development projects include the renovation, expansion and rebranding of Sands Cotai Central into The Londoner Macao (currently in progress) and the addition of new hotel suites at The Londoner Court.
Industry
The disruptions arising from the COVID-19 Pandemic has impacted the Macao gaming industry in 2020. The Macao government announced total gross gaming revenues in Macao were US$7.57 billion in 2020, a 79.3% decrease compared to 2019. In addition, total visitation to Macao for the year ended December 31, 2020 was 5.9 million, an 85.0% decrease compared to the year ended December 31, 2019. The duration and intensity of this global health emergency and related disruptions are uncertain.
Macao is the largest gaming market in the world and the only market in China to offer legalized casino gaming. We welcomed approximately 6 million visitors to Macao in 2020, compared to the approximately 39 million visitors in 2019. We believe visitation will return to pre-pandemic levels and will continue to experience meaningful long-term growth. We believe this growth will be driven by a variety of factors, including the movement of Chinese citizens to urban centers in China, continued growth of the Chinese outbound tourism market, the increased utilization of existing transportation infrastructure, the introduction of new transportation infrastructure and the continued increase in hotel room inventory in Macao and neighboring Hengqin Island. These factors should help increase the critical mass on Cotai and further drive Macao’s transformation into a leading business and leisure tourism hub in Asia.
We believe the development of additional integrated resort products in Macao will also drive a higher demand for gaming products. Table games are the dominant form of gaming in Asia with Baccarat being the most popular game. Historically, VIP baccarat has generated the majority of gaming revenue in Macao. In 2020, however, according to DICJ statistics, the mass gaming and slot segments represented 57% of the market revenue due to the increasing range of mass gaming and slot products offered on Cotai. We expect this trend to continue and thereby intend to introduce more modern and popular products catering to this growing customer segment. Furthermore, continued improvement in our high-quality gaming product offerings has enabled us to capture a meaningful share of the overall Macao gaming market across all player segments.
Proximity to major Asian cities
Visitors from Hong Kong, South China, Taiwan and other locations in Asia can reach Macao in a relatively short time, using a variety of transportation methods, and visitors from more distant locations in Asia can take advantage of short travel times by air to Zhuhai, Shenzhen, Guangzhou or Hong Kong, followed by a road, ferry or helicopter trip to Macao. In addition, numerous air carriers fly directly into Macau International Airport from many major cities in Asia.
Macao draws a significant number of customers who are visitors or residents of Hong Kong. One of the major methods of transportation to Macao from Hong Kong is the jetfoil ferry service, including our ferry services, Cotai Water Jet. The Hong Kong-Zhuhai-Macao Bridge (the “HZMB”), which connects Hong Kong, Macao and Zhuhai, has reduced the travel time between Hong Kong and Macao from one hour by ferry to approximately 45 minutes on the road. The HZMB is part of the Greater Bay Area Initiative and plays a key role in connecting the cities in the Greater Bay Area, facilitating the visitation to Macao. Macao is also accessible from Hong Kong by helicopter.

Our properties and projects
Our operations consist of The Venetian Macao, The Londoner Macao (formerly Sands Cotai Central), The Parisian Macao and The Plaza Macao on Cotai and the Sands Macao on the Macao Peninsula, along with other operations that support these properties, including our high-speed Cotai Water Jet ferry service operating between Hong Kong and Macao.

The following table sets forth data on our existing operations as at December 31, 2020:

	The Venetian Macao	The Londoner Macao	The Parisian Macao	The Plaza Macao	Sands Macao	Total
Opening date	August 2007	April 2012(i)	September 2016	August 2008(ii)	May 2004
Hotel rooms and suites	2,841	5,621	2,333	649	238	11,682
Paiza suites	64	—	208	—	51	323
Paiza mansions	—	—	—	19	—	19
MICE (square feet)	1,200,000	369,000	63,000	28,000	—	1,660,000
Theater (seats)	1,800	1,701	1,200	—	650	5,351
Arena (seats)	15,000	—	—	—	—	15,000
Total retail (square feet)	943,000	525,000	296,000	244,000	50,000	2,058,000
Number of shops	343	131	135	137	10	756
Number of restaurants and food outlets(iii)	60	49	24	7	10	150
Total gaming facility (square feet)	374,000	351,000	248,000	127,000	212,000	1,312,000
Gaming units:
Tables(iv)	632	479	273	142	159	1,685
Slots(v)	842	659	761	16	444	2,722
____________________
(i)    The Londoner Macao consists of Conrad Macao, The Londoner Macao Hotel, the first Sheraton tower, the second Sheraton tower and the St. Regis tower, which opened in April 2012, January 2021, September 2012, January 2013 and December 2015, respectively. The Londoner Macao is to be delivered in phases, which started in 2020 and will continue throughout 2021. The hotel rooms above reflect 594 suites upon the completion of The Londoner Macao Hotel.
(ii)    The Plaza Macao consists of the Four Seasons Macao and The Grand Suites at Four Seasons, which opened in August 2008 and October 2020, respectively. The Grand Suites at Four Seasons features 289 luxury suites.
(iii)    Includes the restaurants and food outlets which are temporary closed in response to the COVID-19 Pandemic.
(iv)Permanent table count as at December 31, 2020.
(v)The number of slot machines as at December 31, 2020, reduced significantly as a result of the COVID-19 Pandemic social distancing requirements when compared to December 31, 2019.
The Venetian Macao
In August 2007, we opened The Venetian Macao, the anchor property of our Cotai Strip development and is conveniently located approximately three kilometers from the Taipa Ferry Terminal on Macao’s Taipa Island and ten kilometers from the HZMB. As at December 31, 2020, The Venetian Macao included approximately 374,000 square feet of gaming space comprising the exclusive VIP rooms and expansive mass market gaming floor.
At December 31, 2020, The Venetian Macao featured 632 table games and 842 slot machines or similar electronic gaming devices. The mass market gaming floor is divided into four uniquely designed areas: Red Dragon, Golden Fish, Phoenix and Imperial House. The Venetian Macao features replicas of many famous sites in the Italian city of Venice, including St. Mark’s Square, the Campanile Tower and Doge’s Palace. During the year ended December 31, 2020, The Venetian Macao had approximately 10.8 million visits.
In addition to gaming facilities, The Venetian Macao features a 39-floor five-star hotel tower with 2,841 standard hotel suites and 64 Paiza suites. Standard suites consist of a raised sleeping area and bathroom as well as a sunken living/working area. We believe these designs respond to the needs of regional leisure and business travelers as well as patrons, and help prolong the stay of leisure or business visitors in Macao, as typically seen in Las Vegas. The 64 Paiza suites range from 2,300 to 8,000 square feet. Each Paiza suite in The Venetian Macao offers a living room, a dining room, at least two bedrooms and private concierge service. Some larger suites include a private massage room, gym, pool and media/karaoke room.
The Venetian Macao also provides a broad selection of entertainment options and amenities that caters the mass market customers, including families, and also targets VIP and premium players with bespoke products and services, such as the Paiza Club. The Venetian Macao has approximately 943,000 square feet of unique retail shopping at the Shoppes at Venetian with more than 340 stores featuring many international brands and home to 60 restaurants and food outlets featuring an international assortment of cuisines. Visitors and guests can access the Shoppes at Venetian from several different locations, including the main road through Cotai, the Shoppes at Four Seasons, The Venetian Macao hotel and The Venetian Macao gaming floor. Retail offerings include a wide variety of selections, ranging from well-known international brands such as Louis Vuitton, Versace, Hermès, YSL, Balenciaga, Furla,

Hugo Boss, Coach, Polo Ralph Lauren, Armani Exchange and Jo Malone, to mid-level retail offerings such as Lululemon, Nike, Adidas, Foot Locker, Champion and FILA. The mall has an extensive selection of high-end jewelry and watch retailers such as Rolex, Omega, Bvlgari, Tiffany & Co., Cartier, Breguet, Piaget and Chaumet.
The restaurants and stores are set along streetscapes reminiscent of the historical streetscapes in Venice. The common areas within the retail space include St. Mark’s Square and three indoor canals with gondola rides.
Furthermore, The Venetian Macao features a convention center and meeting room complex of approximately 1.2 million square feet, Cotai Expo. These MICE facilities provide a flexible and expansive space that can be configured to provide small, mid-size or large meeting rooms and/or accommodate large-scale multi-media events or trade shows. MICE events typically take place on weekdays to attract business travelers during the slower mid-week periods while leisure travelers occupy our properties during the weekends. The Venetian Macao also has a 15,000-seat arena, the Cotai Arena, which has hosted a wide range of entertainment and sporting events, and a 1,800-seat theater.
The Londoner Macao
The Londoner Macao is located across the street from The Venetian Macao, The Parisian Macao and The Plaza Macao and is our largest integrated resort on Cotai. The Londoner Macao is the result of our previously announced renovation, expansion and rebranding of Sands Cotai Central, which included the addition of extensive thematic elements both externally and internally. This project is being delivered in phases, which started in 2020 and will continue through 2021. Upon completion, The Londoner Macao will include some of London’s most recognizable landmarks, such as the Houses of Parliament and the Elizabeth Tower (commonly known as “Big Ben”). The resort will also feature The Londoner Court with approximately 370 luxury suites; construction of The Londoner Court is now complete and we expect it to open in 2021. The integrated resort opened in phases since April 2012 and features four hotel towers: the first hotel tower consisting of 659 five-star rooms and suites under the Conrad brand and The Londoner Macao Hotel, which opened in January 2021, with 594 London-themed suites, including 14 exclusive Suites by David Beckham; the second hotel tower consisting of 1,842 rooms and suites under the Sheraton brand; the third hotel tower consisting of 2,126 rooms and suites under the Sheraton brand; and the fourth tower consisting of 400 rooms and suites under the St. Regis brand. The Londoner Macao currently operates approximately 351,000 square feet of gaming space, with 479 table games and 659 slot machines or similar electronic gaming devices, and includes exclusive VIP rooms designed for VIP and premium players. The Londoner Macao also has approximately 369,000 square feet of meeting space, a 1,701-seat theater and approximately 525,000 square feet of retail space with more than 130 stores and approximately 50 restaurants and food outlets. For the year ended December 31, 2020, The Londoner Macao had approximately 6.4 million visits.
A number of new restaurants have progressively opened from late 2020, and our retail offerings will be expanded and rebranded as the Shoppes at Londoner.
The Parisian Macao
On September 13, 2016, we opened The Parisian Macao, a themed, iconic, “must-see” integrated resort connected to The Venetian Macao and The Plaza Macao, which includes approximately 248,000 square feet of gaming space with 273 table games and 761 slot machines or similar electronic gaming devices. The Parisian Macao also features approximately 2,500 elegantly appointed rooms and suites and the Shoppes at Parisian comprising of approximately 296,000 square feet of unique retail shopping with more than 130 stores featuring many international brands and home to 24 restaurants and food outlets featuring an international assortment of cuisines. Other non-gaming amenities at The Parisian Macao include a meeting room complex of approximately 63,000 square feet and a 1,200-seat theater. Directly in front of The Parisian Macao, and connected via a covered walk-way to the main building, is a half-scale authentic re-creation of the Eiffel Tower containing a viewing platform and restaurant. For the year ended December 31, 2020, The Parisian Macao had approximately 4.0 million visits.
The Plaza Macao
In August 2008, we opened The Plaza Macao, which is located adjacent to The Venetian Macao and has approximately 127,000 square feet of gaming space with 142 table games and 16 slot machines or similar electronic gaming devices at its Plaza Casino. The Plaza Macao also has 360 elegantly appointed rooms and suites managed by FS Macau Lda., several food and beverage offerings, and conference and banquet facilities. The Shoppes at Four Seasons includes approximately 244,000 square feet of retail space and is connected to the Shoppes at Venetian. The Plaza Macao also features 19 ultra-exclusive Paiza Mansions, which are individually designed and made available by invitation only. The Grand Suites at Four Seasons opened in October 2020 and features 289 luxury suites. For the year ended December 31, 2020, The Plaza Macao had approximately 8.1 million visits.
Sands Macao
We opened the Sands Macao in May 2004. The Sands Macao was the first Las Vegas-style casino in Macao and currently contains a mix of gaming areas for mass market, VIP and premium players, and entertainment and dining facilities, and hotel suites. The Sands Macao is situated on the Macao Peninsula near the Macau Maritime Ferry Terminal, on a waterfront parcel centrally located between the Gongbei border gate and the central business district in Macao. This location provides Sands Macao access to a large customer base, particularly the visitors who travelled to Macao by sea arriving at the Taipa Ferry Terminal or the Macau Maritime Ferry Terminal. For the year ended December 31, 2020, the Sands Macao had approximately 1.5 million visits.
As at December 31, 2020, the Sands Macao features 289 suites, which are furnished with modern amenities. The Sands Macao also included approximately 212,000 square feet of gaming space and had 159 table games and 444 slot machines or similar electronic gaming devices.
In addition to gaming facilities and hotel accommodations, the Sands Macao also includes restaurants, spa facilities, entertainment areas and other amenities. The dining venues feature popular regional cuisine and include a Cantonese restaurant and an upscale western-style steakhouse.
Other Operations
As part of our goal to drive visitation to Cotai and improve the customer experience in Macao, we have made targeted investments to facilitate the development of Macao’s transportation network. Our transportation operations comprise of the high-speed Cotai Water Jet ferry services between Hong Kong and Macao, Cotai Limo services, Cotai Shuttle bus services, airplane services for VIP and premium players, and travel agencies.
Cotai Water Jet ferry services. In November 2007, we launched our high-speed Cotai Water Jet ferry services. With our current fleet of 14 ferries, we transport passengers between the Hong Kong Macau Ferry Terminal and the Taipa Ferry Terminal near our Cotai Strip development.
The Cotai Water Jet ferry services are fully managed and operated on our behalf by Chu Kong High-Speed Ferry Co., Ltd. of Hong Kong, through catamarans owned by our wholly-owned subsidiaries within the group. Each custom-built catamaran has the capacity to carry around 400 passengers and operate at top speeds of approximately 42 knots.
We operate our ferry services pursuant to a renewed 10-year license granted by the Macao government on November 8, 2019 with an expiry date on January 13, 2030.
The Hong Kong government temporarily closed the Hong Kong China Ferry Terminal in Kowloon on January 30, 2020 and the Hong Kong Macau Ferry Terminal in Hong Kong on February 4, 2020. In response, the Company suspended its Macao ferry operations between Macao and Hong Kong. From June 17, 2020 until July 16, 2020, Cotai Water Jet operated a special sailing service between the Taipa Ferry Terminal and Hong Kong International Airport to facilitate the return of Macao residents from overseas and to enable the return of those located in Macao to their place of origin. The timing and manner in which the Company’s normal ferry operations will be able to resume are currently unknown.
Cotai Limo services. Our Cotai Limo services fleet consists of over 95 limousines. It operates 24/7 and includes twenty-five signature vehicles (Rolls-Royce Phantom EWB), which are provided exclusively to our VIP and premium players. Fleet deployment is managed through a centralized dispatch office for all pre-booked services, while additional vehicles are stationed at various locations to provide “on demand” services.
Cotai Shuttle bus services. We operate a fleet of 145 (34 owned, 111 leased) complimentary shuttle buses as at December 31, 2020. Prior to COVID-19 Pandemic, these shuttle buses transport passengers between our properties and the Macau Maritime Ferry Terminal, the Taipa Ferry Terminal and the Macau International Airport every five to ten minutes during peak periods. These shuttle buses are also supported by an additional 30 coaches available on request to serve when demand increases. The Cotai Shuttle also runs to and from two border checkpoints with mainland China, the border gate and Macao area of Hengqin Port, transporting visitors directly to and between our properties every five to ten minutes during peak periods. The services between the Taipa Ferry Terminal and our properties provide a connecting service for all Cotai Water Jet ferry arrivals and direct visitors to our properties. In addition, a complimentary shuttle bus service operates between our Cotai properties, Wynn Palace, Studio City, City of Dreams, MGM Cotai and Galaxy Macau to enhance the overall Cotai experience. All of these routes maintain a regular schedule, although the exact operating hours are dependent on the specific route. Most routes operate at a minimum of 15 hours every day. Due to the COVID-19 Pandemic, the aforementioned routes have been operating at a reduced capacity and some routes have been temporarily suspended.
Airplane services. Through a Shared Services Agreement with LVS, we have access to a fleet of 19 corporate configured airplanes, two of which are currently stationed permanently in Asia. All airplanes are owned by LVS or by various related entities of our controlling Shareholder and are operated by Sands Aviation, LLC, an affiliate of our Company. We can deploy these airplanes to bring VIP and premium players from around the globe to our properties.
Cotai Ticketing. Cotai Ticketing was established in 2007 to provide ticketing services for events at our properties. Cotai Ticketing currently sells tickets for events at the Cotai Arena, The Venetian Theater, The Parisian Theater, Sands Theater, The Venetian Macao and The Londoner Macao ballrooms, as well as Cotai Water Jet ferry tickets. Cotai Ticketing has seven permanent box office locations across the properties and a call center based in Macao with three language options and direct phone numbers for Asian and North American countries. We also sell tickets online 24/7 at our website www.CotaiTicketing.com. This website is available in two languages—English and Simplified Chinese.

Travel agencies. We have our own travel agencies, CotaiTravel in Macao and Sands Resorts Travel Limited in Hong Kong. We have also developed partnerships with a large number of tour and travel companies throughout Asia. These agencies provide reservations for accommodation, travel to Macao and for various shows and other activities and entertainment amenities at our properties.
Retail Mall Operations. We own and operate retail malls at our integrated resorts at The Venetian Macao, The Londoner Macao, The Parisian Macao, The Plaza Macao and Sands Macao. Upon completion of all phases of The Londoner Macao’s renovation, rebranding and expansion, we will own approximately 2.1 million square feet of gross retail space.
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
The tables below set forth certain information regarding our mall operations on Cotai as at December 31, 2020.

Mall Name	Total GLA(i)	Selected Significant Tenants
Shoppes at Venetian	812,936(ii)	Zara, Victoria's Secret, Uniqlo, Tiffany & Co., Rolex, H&M, Michael Kors, Bvlgari, Polo Ralph Lauren, Lululemon, FURLA, Foot Locker
Shoppes at Londoner	525,206(iii)	Marks & Spencer, Kid's Cavern, Zara, Omega, Nike, Chow Tai Fook, Apple, Bottega Veneta
Shoppes at Parisian	295,963	Alexander McQueen, Zadig & Voltaire, Versace Jeans Couture, Antonia, Arc'teryx, Champion
Shoppes at Four Seasons	244,104	Cartier, Chanel, Louis Vuitton, Hermès, Gucci, Dior, Versace, Zegna, Loro Piana, Saint Laurent, Balenciaga, Loewe, Roger Vivier
____________________
(i)    Represents Gross Leasable Area in square feet.
(ii)    Excludes approximately 130,000 square feet of space on the fifth floor currently not on the market for lease.
(iii)    Shoppes at Londoner will feature up to an estimated 600,000 square feet of gross leasable area upon completion of all phases of the renovation, rebranding and expansion to The Londoner Macao.
The following table reflects our tenant representation by category for our mall operations as at December 31, 2020.

Category	Square Feet	% of Square Feet	Representative Tenants
Fashion (luxury, women’s, men’s, mixed)	506,770	32%	Louis Vuitton, Dior, Gucci, Versace, Hermès, Balenciaga, Loewe, YSL
Restaurants and lounges	265,060	17%	Lei Garden, North
Multi-brands	251,147	16%	Duty Free Americas, The Atrium
Lifestyle, sports and entertainment	184,768	12%	Manchester United, Adidas, Lululemon, Under Armour, NIKE, Foot Locker
Fashion accessories and footwear	112,622	7%	Coach, Rimowa, Michael Kors, FURLA, Charles & Keith
Jewelry	102,518	6%	Bvlgari, OMEGA, Cartier, Rolex, Tiffany & Co, Chaumet
Health and beauty	59,480	4%	Sa Sa, Chanel, Helena Rubinstein, SkinCeuticals
Home furnishing and electronics	40,658	2%	Apple, Samsung, Zara Home
Banks and services	34,968	2%	Bank of China, ICBC
Specialty foods	18,862	1%	Godiva, Haagen Dazs
Arts and gifts	8,909	1%	Emporio Di Gondola
Total	1,585,762	100%

Competition in Macao
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
Sociedade de Jogos de Macau, S.A., a company incorporated under the laws of Macao (“SJM”), holds one of the three concessions (which expires in June 2022) and currently operates 20 facilities throughout Macao. SJM is the subsidiary of Sociedade de Turismo e Diversões de Macao who was the sole gaming operator in Macao before the Macao government ended the monopoly in 2002. Most of its gaming facilities are relatively small-scaled and are offered as amenities in hotels; however, some are large-scaled operations, including the Hotel Lisboa and The Grand Lisboa. SJM anticipates the Grand Lisboa Palace, a 1,900-room resort on Cotai, to open in 2021.
MGM Grand Paradise, S.A. (also known as MGM Grand Paradise Limited), a company incorporated under the laws of Macao (“MGM Grand Paradise”), a joint venture between MGM Resorts International and Pansy Ho Chiu-King, obtained a subconcession from SJM in April 2005 (which expires in June 2022), allowing the joint venture to conduct gaming operations in Macao. The MGM Grand Macau opened in December 2007 and is located on the Macao Peninsula adjacent to the Wynn Macau. In February 2018, MGM Grand Paradise opened MGM Cotai, which includes approximately 1,400 hotel rooms and other non-gaming amenities and is located behind The Londoner Macao.
Wynn Resorts (Macau) S.A., a company incorporated under the laws of Macao (“Wynn Resorts Macau”), is a subsidiary of Wynn Resorts Limited, which holds a concession expiring in June 2022 and it owns and operates the Wynn Macau and Encore within Wynn Macau, which opened in September 2006 and April 2010, respectively. In August 2016, Wynn Resorts Macau opened a 1,700-room integrated resort, Wynn Palace, located behind the City of Dreams and MGM Cotai.
In 2006, Melco Resorts (Macau), S.A., a company incorporated under the laws of Macao (“Melco”), purchased Wynn Resorts Macau’s subconcession right under its gaming concession (which expires in June 2022), which permitted Melco to receive a gaming subconcession from the Macao government. In May 2007, Melco opened the Crown Macao, later renamed Altira. In June 2009, Melco opened the City of Dreams, an integrated casino resort located adjacent to The Londoner Macao, which includes Nuwa, The Countdown Hotel and Grand Hyatt hotels. In October 2015, Melco opened its second casino resort on Cotai, Studio City, which includes 1,600 hotel rooms, restaurants, retail, convention and exhibition facilities and other resort attractions. Melco opened the fifth tower at City of Dreams, the 772-room Morpheus Tower, in June 2018. Melco is currently developing Phase 2 of Studio City and expects to open in 2022.
Galaxy Casino, S.A. (also known as Galaxy Casino Company Limited), a company incorporated under the laws of Macao (“Galaxy”), holds the third concession (which expires in June 2022) and has the ability to operate casino properties independent of our Subconcession Contract with Galaxy and the Macao government. Galaxy currently operates six casinos in Macao, including StarWorld Hotel, which opened in October 2006; Galaxy Macau, which opened in May 2011 located near The Venetian Macao; and Broadway Macau, which opened in May 2015. Additionally, in May 2015, Galaxy opened the second phase of its Galaxy Macau property on Cotai. The expansion includes JW Marriott and The Ritz Carlton, comprised of approximately 1,250 hotel rooms, as well as additional restaurants, retail and convention and exhibition facilities. Galaxy is currently developing the third and fourth phase of its Galaxy Macau property on Cotai and expects to open the third phase gradually in the second half of 2021.
Our operations also face competition from other gaming and resort destinations, both in Asia and globally.
Human Capital
Talent Management
We directly employ approximately 27,000 full-time employees, and hire additional temporary employees on an as-needed basis. Of our full-time employees, approximately 51% are female.
Our success depends in large part upon our ability to attract, retain, train, manage and motivate skilled managers and employees at our properties. Our strategy is to be the employer of choice by ensuring a thriving workforce built on integrity and opportunity and to support our employees’ personal, professional and financial well-being. We strive to enhance our culture by creating a safe environment that consists of an inclusive and diverse workforce where all employees are treated fairly and equally and can excel in the performance of their duties. Some examples of key programs and initiatives we have implemented to attract, develop and retain our diverse workforce include:
•Competitive pay;
•Healthcare: medical/prescription, dental, vision, short-term disability, life and accidental death and disability insurance options at no premium cost; group healthcare insurance; and other support for both physical and mental health, such as a free Employee Assistance Program for employees and their household;
•Retirement benefits: all eligible employees are able to participate in retirement planning schemes, which may include contributions from the employer, as well as the employee;

•Diversity, Equity and Inclusion Program: through well-established policies, procedures, hiring practices and support systems, we promote diversity, equity and inclusion and integrate these values into our company;
•Subsidized child care programs for employees;
•On-site provision of meals for employees;
•Training and development: through Sands Academy, our global training and development platform, we provide courses, learning tools, coaching opportunities and one-on-one consulting to help employees fulfill their potential, as well as provide tuition reimbursement; and
•Coverage of all COVID-19 Pandemic testing and treatment under all of the Company’s medical plans at no cost to the employees and their dependents.
Our employees are not covered by collective bargaining agreements. We believe we have good relations with our employees.
Health and Safety
During 2020, we focused significant attention on the effective handling of the COVID-19 Pandemic. We implemented new protocols and processes designed to limit the spread of the virus. These include the use of hand sanitizers and face masks, new cleaning and disinfecting regimes, testing and tracing and the implementation of social distancing measures in restaurants, bars, gaming, recreation and back of the house areas. We have made physical changes to our properties, such as the installation of thermal screening points at entrances and changes to our heating, ventilation and air conditioning (“HVAC”) systems. The latter included the installation of “hospital grade” filters and the use of more fresh air from outside to prevent the recirculation of virus particles and other pathogens. In the midst of the COVID-19 Pandemic-related challenges, we have supported our employees by forgoing furloughs and layoffs and maintaining steady paychecks and health benefits.
Commitment to Environmental Sustainability
We focus significant attention on minimizing our environmental impact with the goal of reducing the environmental footprint of our existing properties and offsetting the impact of new developments. Through Sands ECO360, we endeavor to adapt to emerging trends, support new technologies and foster environmental stewardship in the areas of green buildings, environmentally responsible operations and green meetings and events. The program is aligned with the United Nations Sustainable Development Goals and other key environmental standards in the areas of energy, water, waste, procurement, food and transportation.
Our Sustainability Report is available on our website and contains further information on our environmental sustainability performance, including data indices that reflect the reporting requirements of the Global Reporting Initiative and the Sustainability Accounting Standards Board. The contents of the Report and our website are not intended to be incorporated by reference into this Annual Report on Form 20-F or in any other report or document we file or furnish with the SEC, and any reference to the Report and our website are intended to be inactive textual references only.
In addition to our internal initiatives, we have developed the Drop by Drop Project, a collaborative water stewardship initiative in conjunction with Clean the World Foundation. The Drop by Drop Project is designed to encourage sustainability in our local regions and reinvests capital from our water stewardship efforts into innovative water projects in Macao.
Regulation
Macao Concession and Our Subconcession
In June 2002, the Macao government granted one of three concessions to operate casinos in Macao to Galaxy. During December 2002, we entered into the Subconcession Contract with Galaxy, which was approved by the Macao government. The Subconcession Contract allows us to develop and operate certain casino projects in Macao, including Sands Macao, The Venetian Macao, The Plaza Macao and the Four Seasons Macao, The Londoner Macao (formerly Sands Cotai Central) and The Parisian Macao, separately from Galaxy. Under the Subconcession Contract, we are obligated to operate casino games of chance or games of other forms in Macao. We were also obligated to develop and open The Venetian Macao and a convention center by December 2007, and we were required to invest, or cause to be invested, at least 4.4 billion patacas (approximately US$548 million at exchange rates in effect at the time of the transaction) in various development projects in Macao by June 2009, which obligations we have fulfilled.
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
According to the Macao gaming regulatory framework, 10.0% of each Subconcessionaire’s issued share capital must be held by its managing director, who must be appointed by the applicable Subconcessionaire and must be a permanent Macao resident. VVDIL has entered into a usufruct agreement with Mr. Antonio Ferreira, the managing director of VML and a permanent Macao resident, whereby Mr. Ferreira agreed to create a usufruct over 10.0% of VML’s issued share capital to the sole and exclusive benefit of VVDIL. Mr. Ferreira has no economic interest in VML and receives no distributions.
We are subject to licensing and control under applicable Macao law and are required to be licensed by the Macao gaming authorities to operate a casino. We must pay periodic and regular fees and taxes, and our gaming license is not transferable. We must periodically submit detailed financial and operating reports to the Macao gaming authorities and furnish any other information that the Macao gaming authorities may require. No person may acquire any rights over the shares or assets of VML, SCL’s wholly owned subsidiary, without first obtaining the approval of the Macao gaming authorities. Similarly, no person may enter into possession of its premises or operate them through a management agreement or any other contract or through step in rights without first obtaining the approval of, and receiving a license from, the Macao gaming authorities. The transfer or creation of encumbrances over ownership of shares representing the share capital of VML or other rights relating to such shares, and any act involving the granting of voting rights or other shareholders’ rights to persons other than the original owners, would require the approval of the Macao government and the subsequent report of such acts and transactions to the Macao gaming authorities.
Our Subconcession Contract requires, among other things: (i) approval of the Macao government for transfers of shares in VML, or of any rights over or inherent to such shares, including the grant of voting rights or other shareholder’s rights to persons other than the original owners, as well as for the creation of any charge, lien or encumbrance on such shares; (ii) approval of the Macao government for transfers of shares, or of any rights over such shares, in any of our direct or indirect shareholders, provided that such shares or rights are directly or indirectly equivalent to an amount that is equal to or higher than 5% of VML’s share capital; and (iii) that the Macao government be given notice of the creation of any encumbrance or the grant of voting rights or other shareholder’s rights to persons other than the original owners on shares in any of the direct or indirect shareholders in VML, provided that such shares or rights are equivalent to an amount that is equal to or higher than 5% of VML’s share capital. The requirements in provisions (ii) and (iii) above will not apply, however, to securities listed as tradable on a stock exchange.
The Macao gaming authorities may investigate any individual who has a material relationship to, or material involvement with, us to determine whether our suitability and/or financial capacity is affected by this individual. LVS and SCL shareholders with 5% or more of the share capital, directors and some of our key employees must apply for and undergo a finding of suitability process and maintain due qualification during the Subconcession term, and accept the persistent and long-term inspection and supervision exercised by the Macao government. VML is required to notify the Macao government immediately should VML become aware of any fact that may be material to the appropriate qualification of any shareholder who owns 5% or more of the share capital, or any officer, director or key employee. Changes in licensed positions must be reported to the Macao gaming authorities, and in addition to their authority to deny an application for a finding of suitability or licensure, the Macao gaming authorities have jurisdiction to disapprove a change in corporate position. If the Macao gaming authorities were to find one of our officers, directors or key employees unsuitable for licensing, we would have to sever all relationships with that person. In addition, the Macao gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications.
Any person who fails or refuses to apply for a finding of suitability after being ordered to do so by the Macao gaming authorities may be found unsuitable. Any shareholder found unsuitable who holds, directly or indirectly, any beneficial ownership of the common stock of a company incorporated in Macao and registered with the Macao Companies and Moveable Assets Registrar (a “Macao registered corporation”) beyond the period of time prescribed by the Macao gaming authorities may lose their rights to the shares. We will be subject to disciplinary action if, after we receive notice that a person is unsuitable to be a shareholder or to have any other relationship with us, we:
•pay that person any dividend or interest upon its shares;
•allow that person to exercise, directly or indirectly, any voting right conferred through shares held by that person;
•pay remuneration in any form to that person for services rendered or otherwise; or
•fail to pursue all lawful efforts to require that unsuitable person to relinquish its shares.
The Macao gaming authorities also have the authority to approve all persons owning or controlling the stock of any corporation holding a gaming license.
In addition, the Macao gaming authorities require prior approval for the creation of liens and encumbrances over VML’s assets and restrictions on stock in connection with any financing.
The Macao gaming authorities must give their prior approval to changes in control of VML through a merger, consolidation, stock or asset acquisition, management or consulting agreement or any act or conduct by any person whereby he or she obtains control. Entities seeking to acquire control of a Macao registered corporation must satisfy the Macao gaming authorities concerning a variety of stringent standards prior to assuming control. The Macao gaming authorities may also require controlling shareholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process of the transaction.

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
The Macao gaming authorities also have the power to supervise gaming licensees in order to:
•assure the financial stability of corporate gaming operators and their affiliates;
•preserve the beneficial aspects of conducting business in the corporate form; and
•promote a neutral environment for the orderly governance of corporate affairs.
The Subconcession Contract requires the Macao gaming authorities’ prior approval of any recapitalization plan proposed by VML’s board of directors. The Chief Executive of Macao could also require VML to increase its share capital if he deemed it necessary.
The Macao government also has the right, after consultation with Galaxy, to unilaterally terminate the Subconcession Contract at any time upon the occurrence of specified events of default, including:
•the operation of gaming without permission or operation of business which does not fall within the business scope of the Subconcession;
•the suspension of operations of our gaming business in Macao without reasonable grounds for more than seven consecutive days or more than fourteen non-consecutive days within one calendar year;
•the unauthorized transfer of all or part of our gaming operations in Macao;
•the failure to pay taxes, premiums, levies or other amounts payable to the Macao government;
•the failure to resume operations following the temporary assumption of operations by the Macao government;
•the repeated opposition to supervision and inspection or the repeated failure to comply with decisions of the Macao government, namely of the Macao gaming authorities;
•the failure to provide or supplement the guarantee deposit or the guarantees specified in the Subconcession within the prescribed period;
•the bankruptcy or insolvency of VML;
•fraudulent activity by VML;
•serious and repeated violation by VML of the applicable rules for carrying out casino games of chance or games of other forms or the operation of casino games of chance or games of other forms;
•the grant to any other person of any managing power over VML; or
•the failure by a controlling shareholder in VML to dispose of its interest in VML following notice from the gaming authorities of another jurisdiction in which such controlling shareholder is licensed to operate casino games of chance to the effect that such controlling shareholder can no longer own shares in VML.
In addition, we must comply with various covenants and other provisions under the Subconcession, including obligations to:
•ensure the proper operation and conduct of casino games;
•employ people with appropriate qualifications;
•operate and conduct casino games of chance in a fair and honest manner without the influence of criminal activities;
•safeguard and ensure Macao’s interests in tax revenue from the operation of casinos and other gaming areas; and
•maintain a specified level of insurance.
The Subconcession Contract also allows the Macao government to request various changes in the plans and specifications of our Macao properties and to make various other decisions and determinations that may be binding on us. For example, the Macao government has the right to require that we contribute additional capital to our Macao subsidiaries or that we provide certain deposits or other guarantees of performance in any amount determined by the Macao government to be necessary. VML is limited in its ability to raise additional capital by the need to first obtain the approval of the Macao gaming and governmental authorities before raising certain debt or equity.
If our Subconcession is terminated in the event of a default, the casinos and gaming-related equipment would be automatically transferred to the Macao government without compensation to us and we would cease to generate any revenues from these operations. In many of these instances, the Subconcession Contract does not provide a specific cure period within which any such events may be cured and, instead, we would rely on consultations and negotiations with the Macao government to give us an opportunity to remedy any such default.
The casinos and gaming areas located in the Sands Macao, The Venetian Macao, The Plaza Macao, The Londoner Macao (formerly Sands Cotai Central) and The Parisian Macao are being operated under our Subconcession Contract. This Subconcession excludes the following gaming activities: mutual bets, lotteries, raffles, interactive gaming and games of chance or other gaming, betting or gambling activities on ships or planes. Our Subconcession is exclusively governed by Macao law. We are subject to the exclusive jurisdiction of the courts of Macao in case of any dispute or conflict relating to our Subconcession.
Our Subconcession Contract expires on June 26, 2022. Unless our Subconcession is extended, on that date, the casinos and gaming-related equipment will automatically be transferred to the Macao government without compensation to us and we will cease to generate any revenues from these operations. Beginning on December 26, 2017, the Macao government may redeem our Subconcession by giving us at least one-year prior notice and by paying us fair compensation or indemnity.
Under our Subconcession, we are obligated to pay to the Macao government an annual premium with a fixed portion and a variable portion based on the number and type of gaming tables employed and gaming machines operated by us. The fixed portion of the premium is equal to MOP30 million (approximately US$4 million at exchange rates in effect on December 31, 2020). The variable portion is equal to MOP300,000 per gaming table reserved exclusively for certain kinds of games or players, MOP150,000 per gaming table not so reserved and MOP1,000 per electrical or mechanical gaming machine, including slot machines (approximately US$37,195, US$18,598 and US$124, respectively, at exchange rates in effect on December 31, 2020), subject to a minimum of MOP45 million (approximately US$6 million at exchange rates in effect on December 31, 2020). We also have to pay a special gaming tax of 35% of gross gaming revenues and applicable withholding taxes. We must also contribute 4% of our gross gaming revenue to utilities designated by the Macao government, a portion of which must be used for promotion of tourism in Macao. This percentage may be subject to change in the future.
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
In August 2018, we received exemption from Macao’s corporate income tax on profits generated by the operation of casino games of chance through June 26, 2022, the date our Subconcession Contract expires. In April 2019, we entered into an agreement with the Macao government effective through June 26, 2022 that provides for payments as a substitution for a 12% tax otherwise due from VML shareholders on dividend distributions, namely a payment of MOP 38 million (approximately US$5 million at exchange rates in effect on December 31, 2020) for each of the years 2019, 2020 and 2021, each payment to be made up to January 31 of the following year, and a payment of MOP 18 million (approximately US$2 million at exchange rates in effect on December 31, 2020) for the period between January 1, 2022 through June 26, 2022, to be made up to July 26, 2022.

C. ORGANIZATIONAL STRUCTURE
The following chart illustrates our simplified corporate structure as at December 31, 2020.

Las Vegas Sands Corp.
(Nevada)
Public Shareholders
69.93%
(indirectly)
30.07%
Notes offered hereby
Sands China Ltd.
(Cayman Islands)
100%
Venetian Venture Development Intermediate Limited
(Cayman Islands)
100%(i)
Venetian Macau Limited
(Macao)

(i)    Venetian Venture Development Intermediate Limited has 100% economic interest in Venetian Macau Limited. 10% of Venetian Macau Limited’s share capital is held by Mr. Antonio Ferreira subject to a usufruct agreement. See “— B. Business Overview — Regulation.”
See “Notes to the Consolidated Financial Statements — 29. Principal Subsidiaries” for listing of the Company’s significant subsidiaries.

D. PROPERTY, PLANTS AND EQUIPMENT
We have received land concessions from the Macao government to build the Sands Macao and Parcels 1, 2, 3 and 5 and 6 on Cotai, the sites on which The Venetian Macao (Parcel 1), The Plaza Macao (Parcel 2), The Parisian Macao (Parcel 3) and The Londoner Macao (Parcels 5 and 6) are located. We do not own these parcels; however, each land concession, which has an initial term of 25 years and is renewable at our option in accordance with Macao laws, grants us exclusive use of the land.
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
ITEM 4A. — UNRESOLVED STAFF COMMENTS
None.

ITEM 5. — OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. OPERATING RESULTS
The following section should be read in connection with our consolidated financial statements, including the notes thereto, included elsewhere in this annual report. Certain statements in this section are forward-looking statements. See “Special Notice Regarding Forward-Looking Statements” regarding these statements. Our historical consolidated financial statements have been prepared in accordance with IFRS. For additional information, see Note 2 of our audited financial statements included elsewhere in this annual report.
Overview
During 2020, we had accomplishments in furthering several of our strategic objectives. We continued progress on our key development projects in Macao for the conversion of Sands Cotai Central into The Londoner Macao and opened The Grand Suites at Four Seasons in October 2020, featuring gaming spaces and 289 luxury suites. We continued to strengthen our balance sheet with the issuance of the 2026 Notes and 2030 Notes in June 2020 to provide funds for incremental liquidity and general corporate purposes.
COVID-19 Pandemic
In early January 2020, an outbreak of a respiratory illness caused by a novel coronavirus was identified and the disease has since spread rapidly across the world causing the World Health Organization to declare the outbreak of a pandemic on March 12, 2020. As a result, people across the globe were advised to avoid non-essential travel. Steps were also taken by various countries to restrict inbound international travel and implement closures of non-essential operations, including our integrated resorts for certain periods in 2020 to contain the spread of the virus.
Visitation to Macao decreased substantially throughout 2020 as a result of various government policies limiting travel. Travel restrictions and quarantine requirements in Macao have varied in response to changes in circumstances in other countries. Currently, other than people from low risk cities in China able to enter Macao quarantine free subject to them holding the appropriate travel documents, a negative COVID-19 test result and a green health-code, a complete ban on entry, or a need to undergo enhanced quarantine requirements depending on the person’s residency and their recent travel history, remains in place.
The China Individual Visit Scheme (“China IVS”) and tour group visas recommenced for certain regions from August 12, 2020, and were extended to all of mainland China effective September 23, 2020.
Following suspension of all gaming operations on February 5, 2020 by the Macao government, our Macao casino operations resumed on February 20, 2020, except for operations at The Londoner Macao (formerly Sands Cotai Central), which resumed on February 27, 2020. From February 20, 2020, various health safeguards were implemented by the Macao government, such as mandatory mask protection, limitation on the number of seats per table game, slot machine spacing, temperature checks, as well as a requirement to present a negative COVID-19 test certificate prior to entering casinos. On March 3, 2021, the negative COVID-19 test requirement to enter casinos was lifted. Management is currently unable to determine when the remaining measures will be eased or cease to be necessary.
Some of our Macao hotel facilities were also closed during the casino suspension in response to the drop in visitation and, with the exception of the Conrad Macao (“Conrad Hotel”) which reopened on June 13, 2020, these hotels were gradually reopened from February 20, 2020. In support of the Macao government’s initiatives to fight the COVID-19 Pandemic, we provided one tower (approximately 2,000 hotel rooms) at the Sheraton Grand Macao to the Macao government to house individuals who returned to Macao for quarantine purposes. This tower has been utilized for quarantine purposes on several occasions including from March 28 to April 30, 2020; from June 7 to August 14, 2020; from December 20, 2020 to February 6, 2021; and from February 19, 2021 to a current estimated end date of April 18, 2021.
Operating hours at restaurants across our Macao properties are continuously being adjusted in line with movements in guest visitation. The majority of retail outlets in the Company’s various shopping malls are open with reduced operating hours. The timing and manner in which these areas will return to full operation are currently unknown.
The Hong Kong government temporarily closed the Hong Kong China Ferry Terminal in Kowloon on January 30, 2020, and the Hong Kong Macau Ferry Terminal in Hong Kong on February 4, 2020. In response, we have suspended our Macao ferry operations between Macao and Hong Kong. The timing and manner in which our normal ferry operations will be able to resume are currently unknown.
Our operations in Macao have been significantly impacted by the lack of visitation to Macao. The Macao government announced total visitation from mainland China to Macao decreased 83.0% for 2020, as compared to 2019. The Macao government also announced gross gaming revenue decreased by 79.3% for 2020, as compared to 2019.

If our integrated resorts are not permitted to resume normal operations, travel restrictions such as those related to inbound travel from other countries are not modified or eliminated, the China IVS resumes suspension or the global response to contain the COVID-19 Pandemic escalates or is unsuccessful, our operations, cash flows and financial condition will be further materially impacted.
While each of our properties are currently open and operating at reduced levels due to lower visitation and the implementation of required safety measures as described above, the current economic and regulatory environment on a global basis and in Macao continues to evolve. We cannot predict the manner in which governments will react as the global and regional impact of the COVID-19 Pandemic changes over time, which could significantly alter our current operations.
We have a strong balance sheet and sufficient liquidity in place, including total cash and cash equivalents balance, excluding restricted cash and cash equivalents, of US$861 million and access to US$2.02 billion of available borrowing capacity from our 2018 SCL Revolving Facility as at December 31, 2020. On January 25, 2021, the Company entered into an agreement with lenders to increase the commitments under the 2018 SCL Credit Facility by HK$3.83 billion (approximately US$494 million at the exchange rate in effect on the date of this transaction). Subsequently, on January 29, 2021, the Company drew down US$29 million and HK$2.13 billion (approximately US$274 million at the exchange rate in effect on January 29, 2021) under this facility for general corporate purposes, resulting in a remaining available borrowing capacity of US$2.21 billion. Based on the current forecasts, we believe we are able to support continuing operations, complete the major construction projects that are underway and respond to the current COVID-19 Pandemic challenges. We have taken various mitigating measures to manage through the current environment, including a cost and capital expenditure reduction program to minimize cash outflow of non-essential items.
Critical Accounting Policies and Estimates
The preparation of our consolidated financial statements in conformity with IFRS requires our management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information currently available to us and on various other assumptions management believes to be reasonable under the circumstances. Actual results could vary from those estimates and we may change our estimates and assumptions in future evaluations. Changes in these estimates and assumptions may have a material effect on our financial condition and results of operations. Our critical accounting policies and estimates include the provision of expected credit losses for trade receivables, useful lives of investment properties and property and equipment, impairment of non-financial assets and litigation provisions. We believe these critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.
Key Operating Revenue Measurements
Operating revenues at The Venetian Macao, The Londoner Macao, The Parisian Macao and The Plaza Macao are dependent upon the volume of customers who stay at the hotel, which affects the price that can be charged for hotel rooms and our gaming volume. Operating revenues at the Sands Macao are principally driven by casino customers who visit the properties on a daily basis.
The following are the key measurements we use to evaluate operating revenues:
Casino revenue measurements
Table games are segregated into two groups, consistent with the Macao market’s convention: Rolling Chip play (composed of VIP players) and Non-Rolling Chip play (mostly non-VIP players). The volume measurement for Rolling Chip play is non-negotiable gaming chips wagered and lost. The volume measurement for Non-Rolling Chip play is table games drop (“drop”), which is the net markers issued (credit instruments), cash deposited in the table drop boxes and gaming chips purchased and exchanged at the cage. Rolling Chip and Non-Rolling Chip volume measurements are not comparable as they are two distinct measures of volume. The amounts wagered and lost for Rolling Chip play are substantially higher than the amounts dropped for Non-Rolling Chip play. Slot handle, also a volume measurement, is the gross amount wagered for the period cited.
We view Rolling Chip win as a percentage of Rolling Chip volume, Non-Rolling Chip win as a percentage of drop and slot hold (amount won by the casino) as a percentage of slot handle. Win or hold percentage represents the percentage of Rolling Chip volume, Non-Rolling Chip drop or slot handle that is won by the casino and recorded as casino revenue. Our win and hold percentages are calculated before discounts, commissions, deferring revenue associated with our loyalty programs and allocating casino revenues related to goods and services provided to patrons on a complimentary basis. Our Rolling Chip win percentage is expected to be 3.15% to 3.45%. Generally, slot machine play is conducted on a cash basis. Approximately 24.0% of our table games play was conducted on a credit basis for the year ended December 31, 2020.
Hotel revenue measurements
Performance indicators used are occupancy rate (a volume indicator), which is the average percentage of available hotel rooms occupied during a period, and average daily room rate (“ADR”, a price indicator), which is the average price of occupied rooms per day. Available rooms exclude those rooms unavailable for occupancy during the period due to renovation, development or other requirements (such as government mandated closure, lodging for team members and usage by the Macao government for quarantine measures). The calculations of the occupancy rate and ADR include the impact of rooms provided on a complimentary basis. Revenue per available room (“RevPAR”) represents a summary of hotel ADR and occupancy. Because not all available rooms are occupied, ADR is normally higher than RevPAR. Reserved rooms where the guests do not show up for their stay and lose their deposit, or where guests check out early, may be re-sold to walk in guests.
Mall revenue measurements
Occupancy, base rent per square foot and tenant sales per square foot are used as performance indicators. Occupancy represents GLOA divided by GLA at the end of the reporting period. GLOA is the sum of: (1) tenant occupied space under lease and (2) tenants no longer occupying space, but paying rent. GLA does not include space currently under development or not on the market for lease. Base rent per square foot is the weighted average base or minimum rent charge, excluding rent concessions, in effect at the end of the reporting period for all tenants that would qualify to be included in occupancy. Tenant sales per square foot is the reported comparable sales for the trailing 12 months divided by the comparable square footage for the same period. Only tenants that have been open for a minimum of 12 months are included in the tenant sales per square foot calculation.
Results of Operations
Year ended December 31, 2020 compared to year ended December 31, 2019
Net Revenues
Our net revenues consisted of the following:

	Year ended December 31,
	2020	2019	Percent Change
	(US$ in millions)
Casino	$1,169	$7,018	(83.3)%
Rooms	144	731	(80.3)%
Mall	269	531	(49.3)%
Food and beverage	59	298	(80.2)%
Convention, ferry, retail and other	46	230	(80.0)%
Total net revenues	$1,687	$8,808	(80.8)%

Net revenues were US$1.69 billion for the year ended December 31, 2020, a decrease of 80.8%, compared to US$8.81 billion for the year ended December 31, 2019. Net revenues decreased in all business categories, mainly driven by significant decreases in visitation due to travel restrictions as a result of the COVID-19 Pandemic.
Our net casino revenues for the year ended December 31, 2020 were US$1.17 billion, a decrease of 83.3%, compared to US$7.02 billion for the year ended December 31, 2019. The decrease was primarily driven by a decrease in volume in all gaming offerings as a result of the COVID-19 Pandemic.

The following table summarizes the results of our casino activity:

	Year ended December 31,
	2020	2019	Change
	(US$ in millions)
The Venetian Macao
Total net casino revenues	$531	$2,875	(81.5)%
Non-Rolling Chip drop	1,925	9,275	(79.2)%
Non-Rolling Chip win percentage	25.4%	26.2%	(0.8)	pts
Rolling Chip volume	3,775	25,715	(85.3)%
Rolling Chip win percentage(i)	3.12%	3.29%	(0.17)	pts
Slot handle	1,041	3,952	(73.7)%
Slot hold percentage	4.2%	4.8%	(0.6)	pts
The Londoner Macao
Total net casino revenues	$192	$1,541	(87.5)%
Non-Rolling Chip drop	881	6,586	(86.6)%
Non-Rolling Chip win percentage	22.6%	22.7%	(0.1)	pts
Rolling Chip volume	167	5,364	(96.9)%
Rolling Chip win percentage(i)	5.85%	3.36%	2.49	pts
Slot handle	531	4,107	(87.1)%
Slot hold percentage	4.3%	4.2%	0.1	pts
The Parisian Macao
Total net casino revenues	$180	$1,376	(86.9)%
Non-Rolling Chip drop	844	4,522	(81.3)%
Non-Rolling Chip win percentage	23.1%	23.1%	—	pts
Rolling Chip volume	3,141	16,121	(80.5)%
Rolling Chip win percentage(i)	1.13%	3.43%	(2.30)	pts
Slot handle	763	4,217	(81.9)%
Slot hold percentage	3.7%	3.7%	—	pts
The Plaza Macao
Total net casino revenues	$159	$650	(75.5)%
Non-Rolling Chip drop	544	1,473	(63.1)%
Non-Rolling Chip win percentage	24.6%	24.4%	0.2	pts
Rolling Chip volume	3,656	13,368	(72.7)%
Rolling Chip win percentage(i)	2.46%	3.88%	(1.42)	pts
Slot handle	37	518	(92.9)%
Slot hold percentage	4.6%	6.0%	(1.4)	pts
Sands Macao
Total net casino revenues	$107	$576	(81.4)%
Non-Rolling Chip drop	451	2,634	(82.9)%
Non-Rolling Chip win percentage	18.7%	18.3%	0.4	pts
Rolling Chip volume	1,361	4,605	(70.4)%
Rolling Chip win percentage(i)	2.44%	2.52%	(0.08)	pts
Slot handle	549	2,596	(78.9)%
Slot hold percentage	3.1%	3.3%	(0.2)	pts
____________________
Note: As a result of the COVID-19 Pandemic, gaming operations were closed from February 5 to 19, 2020, except for The Londoner Macao which was closed from February 5 to 26, 2020.
(i)This compares to our expected Rolling Chip win percentage of 3.15% to 3.45% (calculated before discounts, commissions, deferring revenue associated with our loyalty programs and allocating casino revenues related to goods and services provided to patrons on a complimentary basis).

Room revenues for the year ended December 31, 2020 were US$144 million, a decrease of 80.3%, compared to US$731 million for the year ended December 31, 2019. The decrease was primarily driven by a decrease in demand as a result of the COVID-19 Pandemic.
The following table summarizes the results of our room activity:

	Year ended December 31,
	2020	2019	Change
	(Room revenues in US$ millions)
The Venetian Macao
Total room revenues	$46	$222	(79.3)%
Occupancy rate	27.2%	95.9%	(68.7)	pts
Average daily rate (in US$)	197	227	(13.2)%
Revenue per available room (in US$)	53	217	(75.6)%
The Londoner Macao
Total room revenues	$42	$320	(86.9)%
Occupancy rate	18.3%	96.8%	(78.5)	pts
Average daily rate (in US$)	164	160	2.5%
Revenue per available room (in US$)	30	155	(80.6)%
The Parisian Macao
Total room revenues	$33	$130	(74.6)%
Occupancy rate	27.3%	97.2%	(69.9)	pts
Average daily rate (in US$)	145	159	(8.8)%
Revenue per available room (in US$)	39	155	(74.8)%
The Plaza Macao(i)
Total room revenues	$17	$41	(58.5)%
Occupancy rate	28.5%	91.3%	(62.8)	pts
Average daily rate (in US$)	394	332	18.7%
Revenue per available room (in US$)	113	303	(62.7)%
Sands Macao
Total room revenues	$6	$18	(66.7)%
Occupancy rate	39.4%	99.8%	(60.4)	pts
Average daily rate (in US$)	157	175	(10.3)%
Revenue per available room (in US$)	62	175	(64.6)%
____________________
Note: As a result of the COVID-19 Pandemic, some of our hotel operations were closed for a period in 2020, with a number of rooms utilized for government quarantine purposes and to provide lodging for team members restricted from traveling between their residences and Macao. These rooms were excluded from the calculation of hotel statistics above.
(i)Includes The Grand Suites at Four Seasons, which opened in October 2020.

Mall revenues for the year ended December 31, 2020 were US$269 million, a decrease of 49.3%, compared to US$531 million for the year ended December 31, 2019. The decrease was primarily due to rent concessions of US$215 million granted to our mall tenants and a decrease in turnover rents of US$45 million resulting from lower traffic in our malls as a result of the COVID-19 Pandemic.
The following table summarizes the results of our mall activity on Cotai:

	Year ended December 31,
	2020	2019	Change
	(US$ in millions, except per square foot amount)
Shoppes at Venetian
Total mall revenues	$126	$254	(50.4)%
Mall gross leasable area (in square feet)	812,936	812,938	—%
Occupancy	83.8%	91.4%	(7.6)	pts
Base rent per square foot (in US$)	302	277	9.0%
Tenant sales per square foot (in US$)(i)	794	1,709	(53.5)%
Shoppes at Londoner (ii)
Total mall revenues	$38	$71	(46.5)%
Mall gross leasable area (in square feet)	525,206	525,222	—%
Occupancy	83.9%	90.1%	(6.2)	pts
Base rent per square foot (in US$)	96	107	(10.3)%
Tenant sales per square foot (in US$)(i)	409	934	(56.2)%
Shoppes at Parisian
Total mall revenues	$27	$53	(49.1)%
Mall gross leasable area (in square feet)	295,963	295,920	—%
Occupancy	78.5%	86.2%	(7.7)	pts
Base rent per square foot (in US$)	156	149	4.7%
Tenant sales per square foot (in US$)(i)	349	785	(55.5)%
Shoppes at Four Seasons
Total mall revenues	$79	$151	(47.7)%
Mall gross leasable area (in square feet)	244,104	242,425	0.7%
Occupancy	94.9%	95.0%	(0.1)	pts
Base rent per square foot (in US$)	540	544	(0.7)%
Tenant sales per square foot (in US$)(i)	2,744	5,478	(49.9)%
____________________
Note: This table excludes the results of our mall operations at Sands Macao. As a result of the COVID-19 Pandemic, tenants were provided rent concessions during the year ended December 31, 2020. Base rent per square foot presented above excludes the impact of these rent concessions.
(i)Tenant sales per square foot reflects sales from tenants only after the tenant has been opened for a period of 12 months.
(ii)Shoppes at Londoner (formerly Shoppes at Cotai Central) will feature up to approximately 600,000 square feet of gross leasable area upon completion of all phases of the renovation, rebranding and expansion to The Londoner Macao.
Food and beverage revenues for the year ended December 31, 2020 were US$59 million, a decrease of 80.2%, compared to US$298 million for the year ended December 31, 2019. The decrease was primarily driven by a decrease in property visitation as a result of the COVID-19 Pandemic.
Convention, ferry, retail and other revenues for the year ended December 31, 2020 were US$46 million, a decrease of 80.0%, compared to US$230 million for the year ended December 31, 2019. The decrease was primarily driven by a decrease in revenue of US$76 million in our ferry operations due to the temporary closure of Hong Kong China Ferry Terminal since late January 2020 and the Hong Kong Macau Ferry Terminal since early February 2020 in response to the COVID-19 Pandemic, as well as a decrease in revenue in other business categories, such as convention, entertainment and retail as a result of the COVID-19 Pandemic.

Operating expenses
Our operating expenses consisted of the following:

	Year ended December 31,
	2020	2019	Percent Change
	(US$ in millions)
Casino	$1,212	$4,226	(71.3)%
Rooms	100	190	(47.4)%
Mall	41	55	(25.5)%
Food and beverage	123	258	(52.3)%
Convention, ferry, retail and other	72	178	(59.6)%
Provision for expected credit losses, net	52	24	116.7%
General and administrative expense	528	698	(24.4)%
Corporate expense	47	129	(63.6)%
Pre-opening expense	11	23	(52.2)%
Depreciation and amortization	684	706	(3.1)%
Impairment loss	—	65	(100.0)%
Net foreign exchange gains	(17)	(35)	(51.4)%
Loss on disposal of property and equipment and investment properties	73	16	356.3%
Total operating expenses	$2,926	$6,533	(55.2)%

Operating expenses were US$2.93 billion for the year ended December 31, 2020, a decrease of 55.2%, compared to US$6.53 billion for the year ended December 31, 2019. The decrease in operating expenses was primarily due to a decrease in business volume across all business categories. Although management has implemented certain cost reduction programs, operating margins in each business segment were negatively impacted due to employee and other costs incurred during this period of decreased visitation and property closures. We have maintained our staffing levels through significantly reduced visitation. We have implemented payroll cost saving initiatives across each of our properties, including utilization of paid time off and voluntary unpaid leave.
Casino expenses for the year ended December 31, 2020 were US$1.21 billion, a decrease of 71.3%, compared to US$4.23 billion for the year ended December 31, 2019. The decrease was primarily due to a decrease in gaming taxes as a result of decreased casino revenues.
Room expenses for the year ended December 31, 2020 were US$100 million, a decrease of 47.4%, compared to US$190 million for the year ended December 31, 2019. The decrease was primarily driven by decreases in payroll, management fees and other operating expenses as a result of lower hotel occupancy.
Mall expenses for the year ended December 31, 2020 were US$41 million, a decrease of 25.5%, compared to US$55 million for the year ended December 31, 2019. The decrease was primarily driven by decreases in payroll and common area maintenance cost.
Food and beverage expenses for the year ended December 31, 2020 were US$123 million, a decrease of 52.3%, compared to US$258 million for the year ended December 31, 2019. The decrease was primarily driven by decreases in cost of sales, payroll and other operating expenses consistent with lower business volumes.
Convention, ferry, retail and other expenses for the year ended December 31, 2020 were US$72 million, a decrease of 59.6% compared to US$178 million for the year ended December 31, 2019. The decrease was primarily driven by a decrease in ferry expenses resulting from the temporary closure of the ferry terminals in response to the COVID-19 Pandemic, as well as decreases in expenses in other business categories which were consistent with the reduction in revenue.
Provision for expected credit losses, net for the year ended December 31, 2020 were US$52 million, an increase of 116.7% compared to US$24 million for the year ended December 31, 2019. The increase was primarily driven by the aging of receivables for premium players, as travel restrictions have limited the ability for patrons to redeem markers.
General and administrative expenses were US$528 million for the year ended December 31, 2020, a decrease of 24.4% compared to US$698 million for the year ended December 31, 2019. The decrease was primarily driven by decreases in marketing, payroll and property operations costs.
Corporate expenses were US$47 million for the year ended December 31, 2020, a decrease of 63.6% compared to US$129 million for the year ended December 31, 2019. The decrease was primarily driven by a decrease in royalty fees due to decreased revenues across all properties.
Pre-opening expenses were US$11 million for the year ended December 31, 2020, compared to US$23 million for the year ended December 31, 2019. The decrease was primarily driven by branding campaign fees for The Londoner Macao incurred in 2019.

Depreciation and amortization expense was US$684 million for the year ended December 31, 2020, a decrease of 3.1%, compared to US$706 million for the year ended December 31, 2019. The decrease was primarily due to the accelerated depreciation of US$82 million in 2019 on certain assets that were to be replaced in conjunction with The Londoner Macao project, partially offset by the additions of The Grand Suites at Four Seasons and The Londoner Macao for those areas that were completed, as well as the additions of gaming and information technology-related equipment.
Net foreign exchange gains for the year ended December 31, 2020 were US$17 million, primarily associated with the U.S. dollar denominated debt, compared to US$35 million for the year ended December 31, 2019.
Loss on disposal of property and equipment and investment properties was US$73 million for the year ended December 31, 2020, compared to US$16 million for the year ended December 31, 2019. The increase was primarily due to asset disposals and demolition costs related to The Londoner Macao project.
Adjusted property EBITDA(i)
The following table summarizes information related to our segments:

	Year ended December 31,
	2020	2019	Percent Change
	(US$ in millions)
The Venetian Macao	$(53)	$1,407	(103.8)%
The Londoner Macao	(184)	726	(125.3)%
The Parisian Macao	(131)	544	(124.1)%
The Plaza Macao	33	345	(90.4)%
Sands Macao	(76)	175	(143.4)%
Ferry and other operations	(17)	(4)	N.M.
Total adjusted property EBITDA	$(428)	$3,193	(113.4)%

Adjusted property EBITDA loss was US$428 million for the year ended December 31, 2020, compared to an adjusted property EBITDA of US$3.19 billion for the year ended December 31, 2019. The decrease was primarily due to the decline in revenue in all business categories driven by government mandated travel restrictions, property closures and overall reduced visitation since late January 2020 resulting from the COVID-19 Pandemic. Management continues to focus on operational efficiencies and cost control measures throughout the gaming and non-gaming areas of our business.
N.M. — not meaningful
(i)Adjusted property EBITDA, which is a non-IFRS financial measure, is profit or loss attributable to equity holders of the Company before share-based compensation, corporate expense, pre-opening expense, depreciation and amortization, net foreign exchange gains or losses, impairment loss on property and equipment, gain or loss on disposal of property and equipment, investment properties and intangible assets, interest, gain or loss on modification or early retirement of debt and income tax benefit or expense. Management utilizes adjusted property EBITDA to compare the operating profitability of its operations with those of its competitors, as well as a basis for determining certain incentive compensation. Integrated resort companies have historically reported adjusted property EBITDA as a supplemental performance measure to IFRS financial measures. In order to view the operations of their properties on a more stand-alone basis, integrated resort companies, including the Group, have historically excluded certain expenses that do not relate to the management of specific properties, such as pre-opening expense and corporate expense, from their adjusted property EBITDA calculations. Adjusted property EBITDA should not be interpreted as an alternative to profit or operating profit (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity), in each case, as determined in accordance with IFRS. The Group has significant uses of cash flow, including capital expenditures, dividend payments, interest payments, debt principal repayments and income taxes, which are not reflected in adjusted property EBITDA. Not all companies calculate adjusted property EBITDA in the same manner. As a result, adjusted property EBITDA as presented by the Group may not be directly comparable to other similarly titled measures presented by other companies.

Interest expense
The following table summarizes information related to interest expense:

	Year ended December 31,
	2020	2019	Percent Change
	(US$ in millions)
Interest and other finance costs	$300	$289	3.8%
Less: interest capitalized	(21)	(9)	133.3%
Interest expense, net	$279	$280	(0.4)%

Interest expense, net of amounts capitalized, was US$279 million for the year ended December 31, 2020, remained largely consistent compared to US$280 million for the year ended December 31, 2019. The increase in interest and other finance costs of US$11 million was primarily due to an increase in interest expense of US$35 million as a result of the newly issued US$1.50 billion Senior Notes in June 2020, partially offset by an increase of US$30 million benefit related to interest rate swaps on US$5.50 billion of Senior Notes issued in August 2018. These interest rate swaps expired in August 2020. The increase in interest capitalization of US$12 million was due to the ramp up of construction relating to The Grand Suites at Four Seasons and The Londoner Macao project in 2020. Our weighted average interest rate for the year ended December 31, 2020 was approximately 4.6%, compared to 5.1% for the year ended December 31, 2019. The weighted average interest rates are calculated based on total interest expense (including amortization of deferred financing costs, standby fees and other financing costs and interest capitalized) and total weighted average borrowings.
(Loss)/profit for the year
Loss for the year ended December 31, 2020 was US$1.52 billion, compared to a profit of US$2.03 billion for the year ended December 31, 2019.
Reconciliation of Non-IFRS Financial Measures
The following table presents a reconciliation of Adjusted Property EBITDA to (loss)/profit attributable to equity holders of the Company:

	Year Ended December 31,
	2020	2019
	(US$ in millions)
(Loss)/profit attributable to equity holders of the Company	$(1,523)	$2,033
Income tax expense	16	—
Interest expense, net of amount capitalized	279	280
Interest income	(11)	(38)
Loss on disposal of property and equipment and investment properties	73	16
Impairment loss on property and equipment	—	65
Net foreign exchange gains	(17)	(35)
Depreciation and amortization	684	706
Pre-opening	11	23
Corporate	45	129
Share-based compensation, net of amount capitalized	15	14
Adjusted property EBITDA	$(428)	$3,193

Additional Information Regarding our Retail Mall Operations
The following tables summarize the results of our mall operations on Cotai for the years ended December 31, 2020 and 2019:

	Shoppes at Venetian	Shoppes at Four Seasons	Shoppes at Londoner	Shoppes at Parisian	Total
	(US$ in millions)
For the year ended December 31, 2020
Mall revenues:
Minimum rents(i)	$192	$121	$37	$34	$384
Overage rents	13	10	4	2	29
Rent concessions(ii)	(111)	(61)	(21)	(20)	(213)
Total overage rents and rent concessions	(98)	(51)	(17)	(18)	(184)
CAM, levies and direct recoveries	32	9	18	11	70
Total mall revenues	126	79	38	27	270
Mall operating expenses:
Common area maintenance	11	4	6	4	25
Marketing and other direct operating expenses	5	5	2	3	15
Mall operating expenses	16	9	8	7	40
Property taxes(iii)	2	—	—	—	2
Provision for expected credit losses	1	—	1	—	2
Mall-related expenses(iv)	$19	$9	$9	$7	$44
For the year ended December 31, 2019
Mall revenues:
Minimum rents(i)	$194	$110	$39	$37	$380
Overage rents	26	31	14	3	74
CAM, levies and direct recoveries	34	10	18	13	75
Total mall revenues	254	151	71	53	529
Mall operating expenses:
Common area maintenance	16	6	8	6	36
Marketing and other direct operating expenses	8	3	3	5	19
Mall operating expenses	24	9	11	11	55
Property taxes(iii)	1	—	—	—	1
Provision for doubtful accounts	—	1	—	—	1
Mall-related expenses(iv)	$25	$10	$11	$11	$57
____________________
Note: This table excludes the results of our mall operations at Sands Macao.
(i)    Minimum rents include base rents and straight-line adjustments of base rents.
(ii)    Rent concessions were provided to tenants as a result of the COVID-19 Pandemic and the related impact on mall operations.
(iii)    Commercial property that generates rental income is exempt from property tax for the first six years for newly constructed buildings in Cotai. Each property is also eligible to obtain an additional six-year exemption, provided certain qualifications are met. To date, The Venetian Macao, The Plaza Macao, The Londoner Macao and The Parisian Macao have obtained a second exemption. The exemption for The Venetian Macao and The Plaza Macao expired in August 2019 and August 2020, respectively, and the exemption for The Londoner Macao and The Parisian Macao will be expiring in December 2027 and September 2028, respectively.
(iv)     Mall-related expenses consist of CAM, marketing fees and other direct operating expenses, property taxes and provision for credit losses, but excludes depreciation and amortization and general and administrative costs.
It is common in the mall operating industry for companies to disclose mall net operating income ("NOI") as a useful supplemental measure of a mall's operating performance. Because NOI excludes general and administrative expenses, interest expense, impairment losses, depreciation and amortization, gains and losses from property dispositions, allocations to noncontrolling interests and provision for income taxes, it provides a performance measure that, when compared year over year, reflects the revenues and expenses directly associated with owning and operating commercial real estate properties and the impact on operations from trends in occupancy rates, rental rates and operating costs.
In the table above, we believe taking total mall revenues less mall-related expenses provides an operating performance measure for our malls. Other mall operating companies may use different methodologies for deriving mall-related expenses. As such, this calculation may not be comparable to the NOI of other mall operating companies.
Year ended December 31, 2019 compared to year ended December 31, 2018
A discussion of changes in our results of operations between 2019 and 2018 has been omitted from this Form 20-F and can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Year ended December 31, 2019 compared to the year ended December 31, 2018" of our Form F-4 for the period ended June 30, 2020.
Taxation
According to the gaming Subconcession granted by the Macao government and the relevant legislation, we are required to pay a special gaming tax of 35% on gross gaming revenues, which represents net wins from casino operations. We are also required to contribute 4% of gross gaming revenues to utilities designated by the Macao government, a portion of which must be used for promotion of tourism in Macao.
In addition, we are subject to a 12% complementary tax on profit before income tax from gaming activities. In October 2013, we received an extension of our exemption from this complementary tax on gaming profits through the end of 2018. In August 2018, we were granted an additional extension through June 26, 2022.
We are also subject to a 12% complementary tax on dividend distributions to our shareholders from gaming profits. In May 2014, we entered into an agreement with the Macao government that requires us to make fixed annual payments in lieu of paying this 12% tax (“Shareholder Dividend Tax Agreement”) through the end of 2018. In April 2019, VML entered into another Shareholder Dividend Tax Agreement with the Macao government for an extension of the same arrangement through June 26, 2022, to correspond to the Macao complementary tax exemption on its gaming activities.
For additional details, see Note 2(o) and Note 8 to our audited consolidated financial statements included elsewhere in this annual report.
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
B. LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Capital Resources
Capital Resources
We fund our operations through cash generated from our operations and our debt financing. Total cash and cash equivalents, excluding restricted cash and cash equivalents, was US$861 million as at December 31, 2020. Such cash and cash equivalents were primarily held in HK$ and US$.
As at December 31, 2020, we had US$2.02 billion of available borrowing capacity under the 2018 SCL Revolving Facility.
On January 25, 2021, we entered into an agreement with lenders to increase commitments under the 2018 SCL Credit Facility by HK$3.83 billion (approximately US$494 million at the exchange rate in effect on the date of this transaction). Subsequently, on January 29, 2021, we drew down US$29 million and HK$2.13 billion (approximately US$274 million at the exchange rate in effect on January 29, 2021) under this facility for general corporate purposes, resulting in a remaining available borrowing capacity of US$2.21 billion.
For further information on our capital structure, the types of capital instruments we use and our currency and interest rate structure, see Note 13, Note 17, Note 21, Note 27(a)(iii) and Note 27(b) to our audited consolidated financial statements included elsewhere in this annual report.

Cash Flows—Summary
Our cash flows consisted of the following:

	Year Ended December 31,
	2020	2019
	(US$ in millions)
Net cash (used in)/generated from operating activities	$(816)	$2,812
Net cash used in investing activities	(1,024)	(715)
Net cash from/(used in) financing activities	231	(2,312)
Net decrease in cash and cash equivalents	(1,609)	(215)
Cash and cash equivalents at beginning of year	2,471	2,676
Effect of exchange rate on cash and cash equivalents	(1)	10
Cash and cash equivalents at end of year	$861	$2,471

Cash Flows—Operating Activities
Table games play at our properties is conducted on a cash and credit basis, while slot machine play is primarily conducted on a cash basis. Our rooms, food and beverage and other non-gaming revenues are conducted primarily on a cash basis or as a trade receivable, resulting in operating cash flows being generally affected by changes in operating income and accounts receivable.
Net cash used in operating activities for the year ended December 31, 2020 was US$816 million, a decrease of US$3.63 billion compared to net cash generated from operating activities of US$2.81 billion for the year ended December 31, 2019. We derive most of our operating cash flows from our casino, mall and hotel operations. The net cash used in operating activities of US$816 million for the year ended December 31, 2020 was primarily attributable to the impact of the COVID-19 Pandemic on our operations, which significantly reduced visitation to our properties and significantly decreased operating income during 2020 as described above. The COVID-19 Pandemic also impacted our working capital, which was a cash outflow during 2020 as the amount of receivables collected was less than the settlement of operating accrued liabilities and the outstanding chip liability was significantly reduced.
Cash Flows—Investing Activities
Net cash used in investing activities for the year ended December 31, 2020 was US$1.02 billion and was primarily attributable to capital expenditures for major development projects. Capital expenditures for the year ended December 31, 2020, totaled US$1.04 billion, including US$721 million for The Londoner Macao, US$156 million for The Plaza Macao, primarily related to The Grand Suites at Four Seasons, US$140 million for The Venetian Macao and US$21 million for our other operations, mainly at The Parisian Macao and Sands Macao.
Net cash used in investing activities for the year ended December 31, 2019 was US$715 million and was primarily attributable to capital expenditures for development projects, as well as maintenance capital spending. Capital expenditures for the year ended December 31, 2019, totaled US$754 million, including US$296 million for The Plaza Macao, primarily related to The Grand Suites at Four Seasons, US$276 million for The Londoner Macao, US$131 million for The Venetian Macao and US$51 million for our other operations, mainly at The Parisian Macao and Sands Macao.
Cash Flows—Financing Activities
Net cash from financing activities for the year ended December 31, 2020 was US$231 million, which was primarily attributable to US$1.50 billion in Senior Notes issuance in June 2020, partially offset by US$1.03 billion in dividend payments and US$209 million in interest payments.
Net cash used in financing activities for the year ended December 31, 2019 was US$2.31 billion, which was primarily attributable to US$2.05 billion in dividend payments and US$274 million in interest payments, partially offset by proceeds from the exercise of share options amounting to US$28 million.

Capital expenditures
The following table sets forth our capital expenditures, excluding capitalized interest and construction payables:

	Year Ended December 31,
	2020	2019
	(US$ in millions)
The Venetian Macao	$140	$131
The Londoner Macao	721	276
The Parisian Macao	11	32
The Plaza Macao	156	296
Sands Macao	8	16
Ferry and other operations	2	3
Total capital expenditures	$1,038	$754

Construction work on the conversion of Sands Cotai Central into the new destination integrated resort, The Londoner Macao, is progressing. This project is being delivered in phases, which started in 2020 and will continue throughout 2021. Upon completion, The Londoner Macao will feature new attractions and features internally and externally from London, including some of London’s most recognizable landmarks, such as the Houses of Parliament and the Elizabeth Tower (commonly known as “Big Ben”). The Londoner Macao Hotel opened in January 2021 with 594 London-themed suites, including 14 exclusive Suites by David Beckham. The resort will also feature The Londoner Court with approximately 370 luxury suites; construction of The Londoner Court is now complete and we expect it to open in 2021. Our retail offerings will be expanded and rebranded as Shoppes at Londoner.
We anticipate the total costs associated with The Londoner Macao development project described above and the recently completed The Grand Suites at Four Seasons to be approximately US$2.2 billion. The ultimate costs and completion dates for The Londoner Macao development is subject to change as we complete the construction. We expect to fund our developments through a combination of the remaining balance of the net proceeds from the issuance of the Senior Notes, borrowings from the 2018 SCL Revolving Facility and surplus from operating cash flows.
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
D. TREND INFORMATION
See “— A. Operating Results.”
E. OFF-BALANCE SHEET ARRANGEMENTS
We have not entered into any transactions with special purpose entities, nor have we engaged in any derivative transactions, other than interest rate swaps, which expired in August 2020.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Contractual Obligations and Commitments
The following table sets forth our contractual obligations and commitments as at December 31, 2020:

	Payment Due by Period
	2021	2022-23	2024-25	Thereafter	Total
	(US$ in millions)
Long-Term Debt Obligations(i)
Senior Notes	$—	$1,800	$1,800	$3,400	$7,000
Fixed Interest Payments	342	677	512	461	1,992
Lease Liabilities	22	21	11	303	357
Contractual Obligations
Mall Deposits(ii)	64	41	14	6	125
Macao Annual Premium(iii)	41	21	—	—	62
Others(iv)	78	124	94	170	466
Total	$547	$2,684	$2,431	$4,340	$10,002

____________________
(i)    See “Notes to the Consolidated Financial Statements — 13. Leases and 21. Borrowings” for further details on these financial transactions.
(ii)    Mall deposits consist of refundable security deposits received from mall tenants.
(iii)    In addition to the 39% gross gaming win tax in Macao (which is not included in this table as the amount we pay is variable in nature), we are required to pay an annual premium with a fixed portion and a variable portion, which is based on the number and type of gaming tables and gaming machines we operate. Based on the gaming tables and gaming machines in operation as at December 31, 2020, the annual premium payable to the Macao government is approximately US$41 million for the year ending December 31, 2021 and approximately US$21 million through the termination of the gaming Subconcession in June 2022 for the year ending December 31, 2022.
(iv)    Primarily consists of all other non-cancellable contractual obligations and primarily relates to certain hotel and restaurant management and service agreements. The amounts exclude open purchase orders with our suppliers that have not yet been received as these agreements generally allow us the option to cancel, reschedule and adjust terms based on our business needs prior to the delivery of goods or performance of services.
G. SAFE HARBOR
Special Note Regarding Forward-Looking Statements
This annual report contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include the discussions of our business strategies and expectations concerning future operations, margins, profitability, liquidity and capital resources. Any statements contained in this annual report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, in certain portions included in this annual report, the words “anticipates,” “believes,” “estimates,” “seeks,” “expects,” “plans,” “intends” and similar expressions, as they relate to our Company or management, are intended to identify forward-looking statements. Although we believe these forward-looking statements are reasonable, we cannot assure you any forward-looking statements will prove to be correct. These forward-looking statements involve known and unknown risks, uncertainties and other factors beyond our control, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the risks associated with:
•the uncertainty of the extent, duration and effects of the COVID-19 Pandemic (as defined in the “Glossary” section of this annual report) and the response of governments and other third parties, including government-mandated property closures, increased operational regulatory requirements or travel restrictions, on our business, results of operations, cash flows, liquidity and development prospects;
•general economic and business conditions, which may impact levels of disposable income, consumer spending, group meeting business, pricing of hotel rooms and retail and mall tenant sales;
•disruptions or reductions in travel and our operations, due to natural or man-made disasters, pandemics, epidemics or outbreaks of infectious or contagious diseases, political instability, civil unrest, terrorist activity or war;
•the uncertainty of consumer behavior related to discretionary spending and vacationing at our integrated resorts;

•the extensive regulations to which we are subject and the costs of compliance or failure to comply with such regulations;
•our ability to maintain our gaming licenses and Subconcession in Macao;
•new developments, construction projects and ventures, including our Cotai Strip developments;
•regulatory policies in China or other countries in which our customers reside, or where we have operations, including visa restrictions limiting the number of visits or the length of stay for visitors from China to Macao, restrictions on foreign currency exchange or importation of currency, and the judicial enforcement of gaming debts;
•the ability of our subsidiaries to make distribution payments to us;
•our leverage, debt service and debt covenant compliance, including the pledge of certain of our assets (other than our equity interests in our subsidiaries) as security for our indebtedness and ability to refinance our debt obligations as they come due or to obtain sufficient funding for our planned, or any future, development projects;
•fluctuations in currency exchange rates and interest rates;
•increased competition for labor and materials due to planned construction projects and quota limits on the hiring of foreign workers;
•our ability to compete for limited management and labor resources in Macao, and policy of the government may also affect our ability to employ imported managers or labor from other countries;
•our dependence upon properties in Macao for all of our cash flow;
•the passage of new legislation and receipt of governmental approvals for our operations;
•our insurance coverage may not be adequate to cover all possible losses that our properties could suffer and our insurance costs may increase in the future;
•our ability to collect gaming receivables from our credit players;
•our relationship with gaming promoters;
•our dependence on chance and theoretical win rates;
•fraud and cheating;
•our ability to establish and protect our intellectual property rights;
•conflicts of interest that arise because certain of our directors and officers are also directors of LVS;
•government regulation of the casino industry (as well as new laws and regulations and changes to existing laws and regulations), including gaming license regulation, the requirement for certain beneficial owners of our securities to be found suitable by gaming authorities, the legalization of gaming in other jurisdictions and regulation of gaming on the internet;
•increased competition, including recent and upcoming increases in hotel rooms, meeting and convention space, retail space, potential additional gaming licenses and online gaming;
•the popularity of Macao as convention and trade show destinations;
•new taxes, changes to existing tax rates or proposed changes in tax legislation;
•the continued services of our key officers;
•labor actions and other labor problems;
•our failure to maintain the integrity of our information and information systems or comply with applicable privacy and data security requirements and regulations could harm our reputation and adversely affect our business;
•the completion of infrastructure projects;
•the outcome of any ongoing and future litigation; and
•other factors described under “Item 3 - Key Information — D. Risk Factors.”
All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. Readers are cautioned not to place undue reliance on these forward-looking statements. We assume no obligation to update any forward-looking statements after the date of this annual report, as a result of new information, future events or developments, except as required by federal securities laws.
All forward-looking statements contained in this annual report are qualified by reference to this cautionary statement.

ITEM 6. — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
Our Directors
The following table sets forth information regarding our Board of Directors as at the date of this report.

Name	Position	Age
Robert Glen Goldstein	Chairman of the Board, Chief Executive Officer and Executive Director	65
Wong Ying Wai (Wilfred)	President and Executive Director	68
Chum Kwan Lock, Grant	Chief Operating Officer and Executive Director	45
Charles Daniel Forman	Non-executive Director	74
Chiang Yun (Rachel)	Independent Non-executive Director	53
Victor Patrick Hoog Antink	Independent Non-executive Director	67
Steven Zygmunt Strasser	Independent Non-executive Director	72
Kenneth Patrick Chung	Independent Non-executive Director	63
The biography of each Director is set out below:
Executive Directors
Mr. Robert Glen Goldstein is the Chairman of our Board and Chief Executive Officer (since January 27, 2021), an Executive Director (re-designated with effect from January 7, 2021), and the Chairman of the Nomination Committee (since January 27, 2021) and the Capex Committee. He is also a director of one of our Macao subsidiaries, VML. Mr. Goldstein served as a Non-Executive Director of the Company since May 2014 until he was subsequently re-designated as an Executive Director in March 2015, and he was further re-designated as a Non-Executive Director in November 2015. Mr. Goldstein was the Acting Chairman of our Board, Acting Chief Executive Officer and the Acting Chairman of the Nomination Committee of the Company from January 7 to 26, 2021, our Interim President from March 2015 to November 2015 and has been a member of the Capex Committee since March 2015. Mr. Goldstein was appointed as the chairman and chief executive officer of LVS on January 26, 2021 (U.S. time) and was appointed as the chairman of LVS LLC and Venetian Casino on February 17, 2021. Mr. Goldstein was the acting chairman, acting chief executive officer, president and chief operating officer of LVS until January 26, 2021 (U.S. time) and has been a director of LVS, LVS LLC and LVS Nevada since January 2015. He previously served as LVS’ President of Global Gaming Operations from January 2011 until December 2014, LVS’ Executive Vice President from July 2009 until December 2014, and LVS’ secretary from August 2016 to November 2016. He has held other senior executive positions at LVS and its subsidiaries since 1995. From 1992 until joining LVS in 1995, Mr. Goldstein was the executive vice president of marketing at the Sands Hotel in Atlantic City, as well as an executive vice president of the parent Pratt Hotel Corporation. Mr. Goldstein holds a Bachelor of Arts, History and Political Science, Magna Cum Laude, from the University of Pittsburgh and a Juris Doctorate from the Temple University School of Law. In 1980, he became a member of the Pennsylvania Bar Association. Mr. Goldstein was re-designated as an Executive Director on January 7, 2021.
Dr. Wong Ying Wai (Wilfred) is our President, an Executive Director and a member of the Remuneration Committee and the Capex Committee. He is also a director of various subsidiaries of the Company, including VML. Dr. Wong served as our President and Chief Operating Officer from November 2015 until February 2020. Dr. Wong is currently an independent non-executive director of Xinyi Glass Holdings Limited, a company listed on the Hong Kong Stock Exchange (Stock code: 868). He is also the chairman of the Hong Kong Film Development Council and the Hong Kong Arts Development Council, the chairman emeritus of the Hong Kong Baptist University Foundation, the chairman and director of The Hong Kong International Film Festival Society Limited, Asian Film Awards Academy Limited and Hong Kong Institute for Public Administration and the chairman emeritus and director of Pacific Basin Economic Council Limited. He was appointed as a member of the Cultural Industries Committee and the Tourism Development Committee of the Macao government in 2016 and 2018, respectively.
Dr. Wong joined the private sector in 1992 and has held senior management positions in a number of Hong Kong listed companies in the property development and construction business sectors including Hsin Chong Group Holdings Limited (ceased listing with effect on December 31, 2019), K. Wah International Holdings Limited, Henderson China Holdings Limited and the Shui On Group. Dr. Wong joined the Hong Kong government as an administrative officer in 1975 and subsequently served in a number of key positions including deputy secretary for the civil service and deputy director—general of industry. He was appointed as a member of The Basic Law Consultative Committee from 1985 to 1990. He was subsequently appointed as a member of the Preliminary Working Committee for the Hong Kong’s Preparatory Committee in 1993 and a member of the Hong Kong’s Preparatory Committee in 1995. Dr. Wong was a deputy to the National People’s Congress of China from 1997 to 2013.

Dr. Wong was awarded the gold bauhinia star and the silver bauhinia star by the Hong Kong government in 2015 and 2007, respectively. Dr. Wong was conferred the degree of Doctor of Humanities honoris causa by the Hong Kong Baptist University in November 2013. He was educated at Harvard University (MPA), University of Oxford, The University of Hong Kong (BSocSc) and The Chinese University of Hong Kong. Dr. Wong was appointed as an Executive Director on January 22, 2016.
Mr. Chum Kwan Lock, Grant is our Chief Operating Officer (since February 21, 2020) and an Executive Director (since January 7, 2021). He is also a director of a number of our subsidiaries, including VML. Mr. Chum joined LVS and our Group as Senior Vice President, Global Gaming Strategy in July 2013 and served as the Chief of Staff from March 2015 until February 2020. Prior to joining the Group, Mr. Chum spent 14 years at UBS Investment Bank (“UBS”) in a variety of roles, including serving as head of Hong Kong equity research from 2010 to 2013, and head of China equity research from 2007 to 2010. Mr. Chum was also responsible for Asia gaming equity research from 2006 to 2013 for UBS and was named Asia’s stock-picker of the year by the Financial Times in 2011.
Mr. Chum graduated in Philosophy, Politics and Economics with First Class Honors from the University of Oxford. Mr. Chum was appointed as an Executive Director on January 7, 2021.
Non-Executive Director
Mr. Charles Daniel Forman is a Non-Executive Director. Mr. Forman has been a director of LVS and LVS LLC since August 2004 and March 2004, respectively. Mr. Forman served as the chairman and chief executive officer of Centric Events Group, LLC, a trade show and conference business from April 2002 until his retirement upon the sale of the business in 2007. From 2000 to 2002, he served as a director of a private company and participated in various private equity investments. During 2000, he was the executive vice president of international operations of Key3Media, Inc. From 1998 to 2000, he was the chief legal officer of ZD Events Inc., a tradeshow business that included COMDEX. From 1995 to 1998, Mr. Forman was the executive vice president, chief financial and legal officer of Softbank Comdex Inc. From 1989 to 1995, Mr. Forman was the vice president and general counsel of Interface Group Nevada, Inc., a tradeshow and convention business that owned and operated COMDEX. Mr. Forman was in private law practice from 1972 to 1988. Mr. Forman is a member of the board of trustees of The Dana-Farber Cancer Institute and a treasurer and director of Nantucket Jewish Cemetery, Inc. Mr. Forman holds a Bachelor of Arts from the University of Pennsylvania and a Juris Doctorate from the Boston University School of Law. Mr. Forman was appointed as a Non-Executive Director on May 30, 2014.
Independent Non-Executive Directors
Ms. Chiang Yun (Rachel) is an Independent Non-Executive Director and a member of the Audit Committee and the Nomination Committee. With over 25 years of private equity investment experience, Ms. Chiang is currently the founding managing partner of Prospere Capital Limited. Ms. Chiang is an independent non-executive director of Goodbaby International Holdings Limited (Stock code: 1086) and Pacific Century Premium Developments Limited (Stock code: 432), both listed on the Hong Kong Stock Exchange. Ms. Chiang is also a non-executive director of Yantai Changyu Pioneer Wine Company Limited, listed on the Shenzhen Stock Exchange (Stock code: 000869), since June 2020. Ms. Chiang was one of the founding managing partners of Pacific Alliance Equity Partners, the private equity division of Pacific Alliance Group until March 2018 and an independent non-executive director of Merlin Entertainments Plc. (ceased listing on the London Stock Exchange with effect from November 5, 2019) until November 2019. Ms. Chiang obtained her Executive Master of Business Administration from The Kellogg Graduate School of Management of Northwestern University and Hong Kong University of Science and Technology and Bachelor of Science degree, cum laude, from Virginia Polytechnic Institute and State University. Ms. Chiang was appointed as an Independent Non-Executive Director on October 14, 2009.
Mr. Victor Patrick Hoog Antink is an Independent Non-Executive Director, the Chairman of the Audit Committee and a member of the Remuneration Committee, the Capex Committee and the Nomination Committee. Mr. Hoog Antink is a member of the Bond University Council, the chairman of the Bond Business School Board of Advisors in Australia and the chairman of the Must Sell Global Limited group of companies. He is also the former chairman of South Bank Corporation and Property Industry Foundation. Mr. Hoog Antink retired as the chief executive officer of DEXUS Property Group in March 2012, a company listed on the Australian Stock Exchange (ASX: DXS). Prior to joining DEXUS Property Group in 2003, Mr. Hoog Antink was the director of funds management of Westfield Holdings Limited in Sydney. Mr. Hoog Antink has also held positions with Greenprint Foundation as a director, Property Council of Australia as national president, Shopping Centre Council of Australia as a director, McIntosh Securities Limited, Sydney as a director in corporate and property, Allco Finance Group Limited, Sydney as a director in property finance, Chase Corporation Limited, Sydney as a property director, and Hill Samuel Limited (now Macquarie Bank), Sydney as an associate director. Mr. Hoog Antink holds a Bachelor of Commerce from the University of Queensland and a Master of Business Administration from Harvard Business School. He is a Fellow of the Australian Institute of Company Directors, a Fellow of the Institute of Chartered Accountants, Australia and New Zealand, a Fellow of the Australian Property Institute and a Fellow of the Royal Institute of Chartered Surveyors. In 2016, Mr. Hoog Antink was awarded National Life Membership of the Property Council of Australia. Mr. Hoog Antink possesses the accounting and related financial management expertise required under Rule 3.10(2) of the Listing Rules. Mr. Hoog Antink was appointed as an Independent Non-Executive Director on December 7, 2012.

Mr. Steven Zygmunt Strasser is an Independent Non-Executive Director, the Chairman of the Remuneration Committee and a member of the Audit Committee. Mr. Strasser has spent 28 years heading energy companies in the United States and in Asia. Mr. Strasser was, until June 2012, (i) the chairman, director and chief executive officer of Power Efficiency Corporation, a startup clean-tech company in the United States and (ii) the chairman, director and chief executive officer of Power Efficiency Asia Ltd. In 2001, Mr. Strasser founded and became the chief executive officer of Summit Energy Ventures LLC, a clean-tech venture capital fund. Mr. Strasser holds a Bachelor of Arts in Political Science and Economics and a Bachelor of Civil Law from McGill University and a Juris Doctor degree from the University of Washington. He also pursued post-graduate studies in international law at the University of Aix-en-Provence. Mr. Strasser was appointed as an Independent Non-Executive Director on May 31, 2013.
Mr. Kenneth Patrick Chung is an Independent Non-Executive Director and a member of the Audit Committee. Mr. Chung is currently an independent non-executive director of China Construction Bank Corporation, a company listed on the Hong Kong Stock Exchange (stock code: 939), an independent non-executive director of Prudential Hong Kong Limited and Prudential General Insurance Hong Kong Limited (since April 2020) and a trustee of Fu Tak Iam Foundation Limited. Mr. Chung joined Deloitte Haskins and Sells London Office in 1980. Mr. Chung became a partner of PricewaterhouseCoopers in 1992, and was a financial service specialist of PricewaterhouseCoopers (Hong Kong and China) since 1996. He was the human resources partner of PricewaterhouseCoopers (Hong Kong), the responsible partner of the audit department of PricewaterhouseCoopers (Hong Kong and China), and the global lead partner of the audit engagement team for Bank of China Limited. Mr. Chung has also served as the audit partner for the restructurings and initial public offerings of Bank of China Limited, Bank of China (Hong Kong) Limited and Bank of Communications Co., Ltd. Mr. Chung retired from PricewaterhouseCoopers in 2009. Mr. Chung was the honorary treasurer of Community Chest of Hong Kong and the vice-chairman of International Social Service Hong Kong Branch.
Mr. Chung was also an independent non-executive director of Industrial and Commercial Bank of China Limited, a company listed on the Hong Kong Stock Exchange (stock code: 1398) until March 2017 and an independent non-executive director of Prudential Corporation Asia Ltd until September 2019. Mr. Chung received his bachelor degree in economics from the University of Durham. He is a member of the Institute of Chartered Accountants in England and Wales, a member of the Hong Kong Institute of Certified Public Accountants and a member of the Macau Society of Certified Practicing Accountants. Mr. Chung possesses the accounting and related financial management expertise required under Rule 3.10(2) of the Listing Rules. Mr. Chung was appointed as an Independent Non-Executive Director on July 15, 2016.
The Board has established four committees, being the Audit Committee, the Remuneration Committee, the Nomination Committee and the Capex Committee. The table below details the membership and composition of each of the four committees as at the date of this annual report.

Name of Director	Audit Committee	Remuneration Committee	Nomination Committee	Capex Committee
Robert Glen Goldstein	—	—	Chairman(1)	Chairman
Wong Ying Wai (Wilfred)	—	Member	—	Member
Chum Kwan Lock, Grant	—	—	—	—
Charles Daniel Forman	—	—	—	—
Chiang Yun (Rachel)	Member	—	Member	—
Victor Patrick Hoog Antink	Chairman	Member	Member	Member
Steven Zygmunt Strasser	Member	Chairman	—	—
Kenneth Patrick Chung	Member	—	—	—
____________________
(1)    Appointed as the Acting Chairman on January 7, 2021 and was subsequently appointed as the Chairman on January 27, 2021.
Our Senior Management
As at the date of this report, details of our senior management are as follows:
Mr. Robert Glen Goldstein is the Chairman of our Board and Chief Executive Officer (since January 27, 2021), an Executive Director (re-designated with effect from January 7, 2021), and the Chairman of the Nomination Committee (since January 27, 2021) and the Capex Committee.
Dr. Wong Ying Wai (Wilfred) is our President, an Executive Director and a member of the Remuneration Committee and the Capex Committee.
Mr. Chum Kwan Lock, Grant, is our Chief Operating Officer (since February 21, 2020) and an Executive Director (since January 7, 2021).
Mr. Sun MinQi (Dave), is our Senior Vice President and Chief Financial Officer and is also a director of a number of our subsidiaries. Mr. Sun joined the Company as a Director of Finance in August 2007, and was appointed as the Senior Vice President and Chief Financial Officer of the Company in April 2017. Prior to joining the Company, Mr. Sun held a variety of financial controller and financial management positions with various divisions of General Electric in Shanghai and Singapore since 1996. Mr. Sun graduated from Fudan University in Shanghai in 1996 with a Bachelor degree in Economics and Financial Management and a minor in Computer Science and Application. He subsequently obtained a Master of Business Administration from the Southern Illinois University Carbondale, United States. Mr. Sun is a fellow of CPA (FCPA) Australia.
Mr. Dylan James Williams is our General Counsel (since February 21, 2020) and Company Secretary and is also a director of a number of our subsidiaries, including VML. Mr. Williams joined the Company in 2006 and most recently served as the Senior Vice President of Legal and Company Secretary. Mr. Williams holds a Bachelor of Laws (LLB (Hons)) degree from the United Kingdom and is admitted to practice law in the State of New York. Mr. Williams is a fellow member of the Hong Kong Institute of Chartered Secretaries.
B. COMPENSATION
See “Notes to the Consolidated Financial Statements — Note 5 — Employee Benefit Expenses (Including Directors’ Emoluments) — Directors’ Emoluments” for details about the compensation we paid to our directors on an aggregate and an individual basis. See “E. Share Ownership” for details of compensation in the form of stock options and see Exhibits 4.14 and 4.15 for the Equity Award Plans pursuant to which such options were granted.
C. BOARD PRACTICES
The Board
The Board is principally concerned with the overall leadership, strategy and development of the Group in order to promote its long-term success for the benefit of its Shareholders as a whole within a framework of effective controls that enable risk to be assessed and managed. The Board sets the Group’s strategic objectives, ensures necessary resources are in place to reach those objectives, reviews management performance and ensures high ethical standards of behavior are followed. In its decision-making process, the Board takes into account the likely consequences of any decision in the long-term, the interests of the Group’s team members, relationships with suppliers and customers, the impact of the Group’s operations on the community and the environment and maintaining Sands China’s reputation for high standards of business conduct. During 2020, the Board met six times and additionally passed written resolutions where required.
At the filing date, the Board comprises eight Directors. There are three Executive Directors and five Non-Executive Directors, of whom four are independent. See “— A. Directors and Senior Management” for biographies of each Director, setting out their specific skills and experience. Each Non-Executive Director, whether independent or not, is appointed for a term of three years and is subject to retirement by rotation at least once every three years. A Director appointed by the Board to fill a casual vacancy or as an addition to the Board will be subject to re-election by Shareholders at the next annual general meeting after initial appointment.
The Committees
The Board has four Committees that undertake work on its behalf, and report back to the Board: the Audit Committee, the Remuneration Committee, the Nomination Committee and the Capex Committee. These Committees assist the Board by undertaking oversight responsibilities or dealing with certain matters in greater detail thereby allowing more effective use of Board time. The Chairman of each Committee reports back to the Board following each meeting, to ensure the Board is fully briefed on all activities and retains responsibility for approving any actions where a Committee role is advisory. The roles and functions of the Committees are set out in their respective terms of reference that are subject to annual review to confirm they remain appropriate. The terms of reference of the Audit Committee, the Remuneration Committee and the Nomination Committee are available on the websites of the Company and the Stock Exchange. The terms of reference of the Capex Committee are available on the website of the Company. The following sections describe the corporate governance structure in more detail and set out how the Board, its Committees and the risk management system operated during 2020.
Audit Committee
The Audit Committee plays a key oversight role at Sands China by ensuring the Group has effective and appropriate risk management and internal control systems, backed up by comprehensive governance, internal and external audit and reporting functions. At the filing date, the Audit Committee comprises four Directors, all of whom are Independent Non-Executive Directors. The terms of reference specify a minimum membership of three Non-Executive Directors appointed by the Board, a majority of which should be independent. Mr. Victor Patrick Hoog Antink and Mr. Kenneth Patrick Chung have the appropriate professional qualifications and accounting and related financial management expertise. In addition to the members of the Audit Committee, meetings are normally attended by the President, Chief Operating Officer, Senior Vice President and Chief Financial Officer, Vice President of Audit, General Counsel and Company Secretary, Senior Vice President and Chief Compliance Officer and the external auditor. During 2020, the Audit Committee met six times and additionally passed written resolutions where required. Its terms of reference require it to meet at least four times in the year.

The Audit Committee’s responsibilities are set out in detail in its terms of reference. Its main responsibilities are to support the Board in fulfilling its oversight responsibilities in the following key areas:
•Overseeing the Company’s relationship with the external auditor.
•Monitoring the integrity of financial information published by Sands China.
•Performing an oversight role in respect of internal audit, risk management and internal control.
•Evaluating its own performance and review the adequacy of its terms of reference annually.
Remuneration Committee
The primary purpose of the Remuneration Committee is to make recommendations to the Board on the Company’s remuneration policy and structure. This includes base salary, benefits, long-term and short-term incentives, profit sharing plans and the terms of any agreements. At the filing date, the Remuneration Committee comprises three Directors – two Non-Executive Directors (both of whom are independent) and one Executive Director who is the President. The terms of reference require a majority of the members of the Remuneration Committee (including its Chairman) are Independent Non-Executive Directors. In addition to the members of the Remuneration Committee, the Senior Vice President of Human Resources attends the meetings by invitation. During 2020, the Remuneration Committee met once and additionally passed written resolutions where required. Its terms of reference suggest it should meet four times a year, but permit it to meet less frequently as circumstances require.
The Remuneration Committee’s responsibilities are set out in detail in its terms of reference. Its main responsibilities are as follows:
•Making recommendations on the Company’s remuneration policy and structure,
•Making recommendations to the Board on the establishment of a formal and transparent procedure for developing remuneration policy.
•Having delegated responsibility to determine the remuneration packages of individual Executive Directors and senior management (as defined in the terms of reference of the Remuneration Committee).
•Making recommendations on the remuneration of Non-Executive Directors.
•Evaluating and making recommendations to the Board with regard to incentive and share-based plans.
•Evaluating its own performance and reviewing the adequacy of its terms of reference annually.
Nomination Committee
The primary purpose of the Nomination Committee is to assist the Board by making recommendations on the appointment or re-appointment of Directors and succession planning for Directors. It thereby helps the Board to ensure the size, structure and composition of the Board remains appropriate to enable the Board to remain effective in fulfilling its responsibilities. The terms of reference require a majority of the members of the Nomination Committee are Independent Non-Executive Directors. They also provide the Nomination Committee should be chaired by the Chairman of the Board or an Independent Non-Executive Director. At the filing date, the Nomination Committee comprises three Directors – the Chairman of the Board (who also is Chairman of the Nomination Committee) and two Independent Non-Executive Directors who accordingly form a majority of the Nomination Committee. During 2020, the Nomination Committee met once. Its terms of reference require it to meet at least once in the year.
The Nomination Committee’s responsibilities are set out in detail in its terms of reference. Its main responsibilities are to support the Board in ensuring appropriate balance and composition of its membership by:
•Reviewing the structure, size and composition (including but not limited to the perspective, skills, knowledge, experience and diversity) of the Board at least annually and making recommendations on any proposed changes to the Board to complement the Company’s corporate strategy.
•Identifying individuals suitably qualified to become Board members and selecting or making recommendations to the Board on the selection of individuals nominated for directorships.
•Making recommendations to the Board for appointments or re-appointments of Directors and succession planning for Directors.
•Assessing the independence of Independent Non-Executive Directors with reference to the factors set out in the Listing Rules and any other factors deemed appropriate by the Nomination Committee or the Board.
•Reviewing the Nomination Policy (as defined in its terms of reference) and the Board Diversity Policy.
•Evaluating its own performance and reviewing the adequacy of its terms of reference annually.

When identifying candidates for Board membership, the Nomination Committee takes into account the Nomination Policy and the Board Diversity Policy. Appointments are based on merit and contribution the selected individuals will bring to the Board and factors considered include gender, age, cultural and educational background, professional and industry experience, skills, knowledge and time commitments of such individuals. The Nomination Committee also takes into account the Company’s business model and specific needs from time to time. External recruitment professionals might be engaged to assist with the selection process when necessary.
Capex Committee
The Capex Committee assists the Board by reviewing and recommending to the Board non-budgeted capital expenditure projects with a project value exceeding US$10 million in each instance. This enables the Board, through the Committee, to exercise appropriate oversight and control over management for material projects while allowing more effective use of Board time in focusing on more significant matters. At the filing date, the Capex Committee comprises three Directors – two Executive Directors, the Chairman of the Board (who is also Chairman of the Capex Committee) and the President, and one Independent Non-Executive Director. The terms of reference specify a minimum membership of three Directors appointed by the Board. The purpose of the Capex Committee is to assist effective decision-making by management with an appropriate level of control. As the Capex Committee is not a governance committee, a majority of its members are not required to be Independent Non-Executive Directors. During 2020, the Capex Committee met twice and additionally passed written resolutions where required. Its terms of reference require it to meet as required.
The Capex Committee’s responsibilities are set out in detail in its terms of reference. Its principal purpose is to support the Board and management in making decisions on capital expenditure by:
•Reviewing and recommending to the Board the terms of any non-budgeted capital expenditure project with a project value exceeding US$10 million in each instance.
•Evaluating its own performance and reviewing the adequacy of its terms of reference annually.
Directors’ Service Contracts
Other than benefits upon termination of employment that Dr. Wong Ying Wai (Wilfred), our President and Mr. Chum Kwan Lock, Grant, our Chief Operating Officer, are entitled to receive as employees of SCL and Mr. Robert Glen Goldstein, our Chairman and Chief Executive Officer, is entitled to receive as an employee of LVS, our directors are not entitled to any benefits upon termination of directorship.
D. EMPLOYEES
We directly employ approximately 27,000 employees as at December 31, 2020, and hire additional temporary employees on an as-needed basis. Our employees are not covered by collective bargaining agreements. We believe that we have good relations with our employees.
See “Notes to the Consolidated Financial Statements — Note 2 — Summary of Significant Accounting Policies — (s) Employee Benefits” and “Notes to the Consolidated Financial Statements — Note 26 — Share-Based Compensation” for details about share-based compensation available to our employees, directors and consultants.
E. SHARE OWNERSHIP
The interest of the following directors of the Company in the Shares, underlying shares and debentures of the Company as at December 31, 2020, as recorded in the register required to be kept under Section 352 of Part XV of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules, was as follows:

Director	Number of Shares Subject to Interest	Percentage of Shares Outstanding
Sheldon Gary Adelson(i)	5,657,814,885(ii)	69.93%
Wong Ying Wai (Wilfred)	4,733,500(iii)	0.06%
____________________
(i)    Mr. Sheldon Gary Adelson passed away in the United States on January 11, 2021.
(ii)    This amount reflects LVS’ indirect ownership of our Shares as at December 31, 2020. Mr. Adelson, his family members and trusts and other entities established for the benefit of Mr. Adelson and/or his family members beneficially owned approximately 57% of the outstanding common stock of LVS as at December 31, 2020.

(iii)    This amount includes (a) 4,000,000 options to purchase 4,000,000 Shares, all of which are vested and exercisable, and (b) 733,500 unvested restricted share units of the Company.
Under our Articles of Association, our directors do not have different voting rights when compared to other Shareholders.
See Exhibits 4.14 and 4.15 of this annual report for descriptions relating to arrangements for involving the employees in the capital of the Company, including any arrangement that involves the issue or grant of options or Shares or securities of the Company.

ITEM 7. — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
We have been notified of the following substantial Shareholders’ interests in the Shares as at December 31, 2020:

Name of Substantial Shareholder	Capacity/Nature of interest	Number of Shares	Approximate percentage of issued share capital
Sheldon Gary Adelson(i)	Interest in a controlled corporation	5,657,814,885	69.93%
Las Vegas Sands Corp.	Interest in a controlled corporation	5,657,814,885	69.93%
Las Vegas Sands, LLC	Interest in a controlled corporation	5,657,814,885	69.93%
Venetian Casino Resort, LLC	Interest in a controlled corporation	5,657,814,885	69.93%
LVS (Nevada) International Holdings, Inc.	Interest in a controlled corporation	5,657,814,885	69.93%
LVS Dutch Finance C.V.	Interest in a controlled corporation	5,657,814,885	69.93%
LVS Dutch Holding B.V.	Interest in a controlled corporation	5,657,814,885	69.93%
Sands IP Asset Management B.V.	Interest in a controlled corporation	5,657,814,885	69.93%
Venetian Venture Development Intermediate II	Beneficial owner	5,657,814,885	69.93%
____________________
(i)    Mr. Sheldon Gary Adelson passed away in the United States on January 11, 2021.
As at December 31, 2020, VVDI (II) was a substantial Shareholder which held 5,657,814,885 Shares (representing approximately 69.93% of the total issued share capital of the Company). VVDI (II) was a wholly-owned subsidiary of Sands IP. Sands IP was a wholly-owned subsidiary of LVS Dutch Holding, which was in turn wholly-owned by LVS Dutch Finance. LVS Dutch Finance was 99% owned by LVS Nevada, with the remaining 1% owned by a wholly-owned subsidiary of LVS Nevada, which was in turn wholly-owned by Venetian Casino. Venetian Casino was a wholly-owned subsidiary of LVS LLC, which was in turn wholly-owned by LVS. Mr. Sheldon Gary Adelson, his family members and trusts and other entities established for the benefit of Mr. Adelson and/or his family members beneficially owned approximately 57% of the outstanding common stock of LVS as at December 31, 2020.
To our knowledge, there were no significant changes in the percentage ownership held by any other major beneficial Shareholders during the past three fiscal years. Major Shareholders do not have different voting rights from other Shareholders.
B. RELATED PARTY TRANSACTIONS
The following is a summary of material transactions that we have engaged in with our direct and indirect Shareholders, affiliates of our Shareholders and other related parties, including those in which we or our management have a significant equity interest. We believe each of these arrangements, as described below, has been entered into on an arm’s-length basis or on terms that we believe have been at least as favorable to us as similar transactions with non-related parties. We believe that the related party transactions were conducted in the ordinary and usual course of the Group’s business. For a further discussion of related party transactions, see Note 25 to our audited consolidated financial statements for the year ended December 31, 2020 included elsewhere in this report and our announcements on the Hong Kong Stock Exchange dated May 12, 2020 and December 10, 2020.
No transactions were entered into with the Directors during the years ended December 31, 2020 and 2019, other than the emoluments paid to them as disclosed in Note 5 to our audited consolidated financial statements included elsewhere in this report.
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

Royalty fees
In November 2009, we entered into an agreement with LVS LLC, an intermediate holding company incorporated in the United States of America, for the use of the trademarks and other intellectual property rights as defined in the agreement. For each of the full fiscal years through the full fiscal year ended December 31, 2012, we were required to pay LVS LLC an annual royalty in the amount of 1.5% of non-gaming revenue and Paiza-related gaming revenue of the Sands Macao, 1.5% of revenue of The Venetian Macao, and 1.5% of all gaming revenue of the Plaza Casino at The Plaza Macao (the “Relevant Royalty”), provided that the total royalty payable in connection with these three properties in each fiscal year was capped at US$20 million per full fiscal year. For each of the subsequent full fiscal years through the full fiscal year ending December 31, 2022, we are required to pay an annual royalty being the lesser of the Relevant Royalty or the annual caps reflecting an increase of 20.0% for each subsequent year. Each subsequent Casino Gaming property that we operate which utilizes any of the licensed marks in connection with generating the relevant revenue will pay, for each of the first three fiscal calendar years after commencement of operations of each subsequent property, a royalty fee of 1.5% of the respective gross revenues of the operations in connection with which such licensed marks are used (each, the “Subsequent Casino Gaming Property Royalty”), subject to a US$20 million cap per fiscal year. For the fiscal calendar years thereafter until expiration of the initial term, we will pay LVS LLC an annual royalty being the lesser of the Subsequent Casino Gaming Property Royalty or the annual caps reflecting an increase of 20.0% for each subsequent year. After the commencement of the operation of The Londoner Macao (formerly Sands Cotai Central) and The Parisian Macao in April 2012 and September 2016, respectively, we are required to pay royalty fees in connection with these properties.
Procurement of equipment and supplies
In May 2020, we entered into an agreement on procurement of equipment and supplies with LVS for a term of two years, beginning May 12, 2020 and terminating May 11, 2022, pursuant to which we are responsible for procuring and acquiring manufactured equipment and supplies requested by the LVS Group from time to time including, without limitation, infrared temperature monitor systems, disposable face masks and other personal protective equipment (“Equipment and Supplies”) from suppliers in the Asia Pacific region for the LVS Group, provided that the LVS Group may purchase the Equipment and Supplies from other third parties.
The amounts payable by the LVS Group under such agreement are calculated on a cost basis, meaning the cost incurred by our Group in providing the relevant Equipment and Supplies to the LVS Group. The allocation is done on a fair and equitable basis with reference to the actual salary and benefits, employment-related expenses and statutory costs for the relevant employees and the hours worked by them in providing such services attributable to the LVS Group. The amounts for transactions under such agreement are capped at US$15.5 million, US$12.6 million and US$8.3 million for the three years ending December 31, 2022.
C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8. — FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Consolidated Statements
Refer to the consolidated financial statements and the notes of the consolidated financial statements included in “Item 18 - Financial Statements.”
Legal Proceedings
On January 19, 2012, Asian American Entertainment Corporation, Limited (“AAEC”) filed a claim with the Macao Judicial Court (Tribunal Judicial de Base) against VML, LVS Nevada, LVS LLC and Venetian Casino (collectively, the “Defendants”). The claim was for 3.0 billion patacas (approximately US$376 million at exchange rates in effect on December 31, 2020) as compensation for damages resulting from the alleged breach of agreements entered into between AAEC and the Defendants for their joint presentation of a bid in response to the public tender held by the Macao government for the award of gaming concessions at the end of 2001. On April 24, 2014, the Macao Judicial Court issued a decision holding that AAEC’s claim against VML is unfounded and that VML be removed as a party to the proceedings, and that the claim should proceed exclusively against the three U.S. Defendants. On May 8, 2014, AAEC lodged an appeal against that decision. On July 15, 2019, AAEC submitted a request to the Macao Judicial Court to increase the amount of its claim to 96.45 billion patacas (approximately US$12.08 billion at exchange rates in effect on December 31, 2020), allegedly representing lost profits from 2004 to 2018 and reserving its right to claim for lost profits up to 2022 in due course at the enforcement stage. On September 4, 2019, the Macao Judicial Court allowed AAEC’s request to increase the claim, and on September 17, 2019 the U.S. Defendants appealed this decision, which appeal is currently pending. On June 18, 2020, the U.S. Defendants moved to reschedule the trial, which had been scheduled to begin on September 16, 2020, due to travel disruptions and other extraordinary circumstances resulting from the ongoing COVID-19 Pandemic. The Macao Judicial Court granted that motion and has rescheduled the trial to begin on June 16, 2021. This action is in a preliminary stage and management has determined based on proceedings to date that it is currently unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any. The Company intends to defend this matter vigorously.
The Company is involved in other litigation in addition to the one described above, arising in the ordinary course of business. Management has made certain estimates for potential litigation costs based upon consultation with legal counsel. Actual results could differ from these estimates; however, in the opinion of management, such litigation and claims will not have a material adverse effect on the Company’s financial condition, results of operations and cash flows.
Dividend Policy
It is the Company’s intention to provide Shareholders with consistent regular dividends depending on the Company’s earnings, financial condition, cash flows and capital requirements, as well as economic and other conditions our Board may deem relevant. Our ability to declare and pay dividends on our Shares is also subject to the requirements of the Cayman Islands law. Moreover, we are a holding company, which is dependent upon the operations of our subsidiaries for cash. The laws where our subsidiaries operate and the terms of our subsidiaries’ debt and other agreements may restrict the ability of our subsidiaries to make dividends or other distributions to us.
On September 11, 2020, the Company entered into a waiver extension and amendment request letter (the “Waiver Extension Letter”) with respect to certain provisions of the 2018 SCL Credit Facility, pursuant to which lenders agreed to, among other things: (a) extend the SCL Relevant Period (as defined therein) such that it ends on, and includes, January 1, 2022 instead of July 1, 2021; and (b) amend and restate the 2018 SCL Credit Facility in the form attached to the Waiver Extension Letter, which contains the following amendments: (1) it provides the Company with the option to increase the total borrowing capacity by an aggregate amount of up to US$1.0 billion; and (2) it imposes a restriction on the ability of the Company to declare or make any dividend payment or similar distribution at any time during the period from (and including) July 1, 2020 to (and including) January 1, 2022, if at such time (x) the total borrowing capacity exceeds US$2.0 billion by operation of the increase referred to above; and (y) the maximum consolidated leverage ratio is greater than 4.00x, unless, after giving effect to such payment, the sum of (i) the aggregate amount of cash and cash equivalents of the Company on such date; and (ii) the aggregate amount of the undrawn facility under the 2018 SCL Credit Facility and unused commitments under other credit facilities of the Company is greater than US$2.0 billion. In deciding whether to propose a dividend, the Board shall consider, amongst other factors, any restrictions on payment of dividends that have been, or may be, agreed between any Group company and contracting party.
B. SIGNIFICANT CHANGES
Our directors confirm that, except as stated in this report, since December 31, 2020 (the date of the latest consolidated financial statements of the Company) and up to the date of this report, we have not experienced any significant changes.

ITEM 9. — THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS
Not applicable.
B. PLAN OF DISTRIBUTION
Not applicable.
C. MARKETS
Our ordinary Shares have been trading on the Hong Kong Stock Exchange under the stock code “1928.HK” since November 2009. Our US$ denominated senior unsecured notes have been trading on the Hong Kong Stock Exchange under the note stock codes “5140.HK”, “5141.HK” and “5142.HK” since August 2018, note stock codes “5725.HK”, “5727.HK” and “5733.HK” since February 2019, note stock codes “40246.HK” and “40247.HK” since June 2020 and note stock codes “40584.HK” and “40585.HK” since February 2021.
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
(i)the giving to such director or his associate(s) any security or indemnity in respect of money lent by him or any of his associate(s) or obligations incurred or undertaken by him or any of his associate(s) at the request of or for the benefit of the Company or any of its subsidiaries;
(ii)the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the director or his associate(s) has himself/themselves assumed responsibility, in whole or in part, whether alone or jointly under a guarantee or indemnity or by the giving of security;
(iii)an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub‑underwriting of the offer;
(iv)where the director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company; or
(v)the adoption, modification or operation of: (a) any employees' share scheme or any share incentive or a share option scheme under which a director or his associate(s) may benefit; or (b) a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to directors, his associate(s) and employees of the Company or of any of its subsidiaries and does not provide in respect of any director, or his associate(s), as such any privilege or advantage not accorded generally to the class of persons to which such scheme or fund relates.
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
Pursuant to the Articles, the directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or part of its undertaking, property and uncalled capital or any part thereof, and subject to the Companies Act (as amended) of the Cayman Islands, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.
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
The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained an undertaking from the Governor in Cabinet of the Cayman Islands as to tax concessions under the Tax Concessions Act (as amended). In accordance with the provision of section 6 of The Tax Concessions Act (as amended), the Governor in Cabinet undertakes with the Company:
•that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and
•in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable, on or in respect of the shares, debentures or other obligations of the Company, or by way of the withholding, in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (as amended).
These concessions shall be for a period of 20 years from 21 July 2009, being the date of the undertaking.
U.S. Federal Income Tax Considerations
The following discussion is a summary of U.S. federal income tax considerations under present law of the ownership and disposition of the Notes. This summary applies only to U.S. Holders (as defined below) that purchase the Notes in the initial offering at their issue price (i.e., the first price at which a substantial amount of the Notes of the relevant series is sold other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and hold the Notes as capital assets for U.S. federal income tax purposes. For purposes of this discussion, “U.S. Holder” means a beneficial owner of the Notes that is, for U.S. federal income tax purposes,
•a citizen or individual resident of the United States;
•a corporation (or other entity subject to tax as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state or political subdivision thereof or the District of Columbia;
•an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•a trust that (i) is subject to the supervision of a court within the United States and the control of one or more United States persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.
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
The discussion below regarding U.S. federal income tax consequences is based upon the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder as well as administrative rulings or pronouncements or judicial decisions thereof, all as at the date hereof. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax considerations described below.
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
F. DIVIDENDS AND PAYING AGENTS
Not applicable.
G. STATEMENT BY EXPERTS
Not applicable.

H. DOCUMENTS ON DISPLAY
For further information about us, you may inspect a copy of the report, of the exhibits and schedules to the annual report or of any reports, statements or other information we file with the SEC without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States. The SEC maintains a website at www.sec.gov that contains reports and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website. Our filings with the SEC are available through the electronic data gathering, analysis and retrieval (EDGAR) system of the SEC. In addition, copies of all or any part of the registration statement are available without charge upon written or oral request directed to: Sands China Ltd., The Venetian Macao Resort Hotel, Legal Department, L2 Executive Offices, Estrada da Baía de N. Senhora da Esperança, s/n, Macao; Attention: Company Secretary; Telephone: +853 8118-2888.
I. SUBSIDIARY INFORMATION
Not applicable.

ITEM 11. — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates. Our primary exposure to market risk are interest rate risk associated with our long-term debt and foreign currency exchange rate risk associated with our operations. We do not hold or issue financial instruments for trading purposes and do not enter into derivative transactions that would be considered speculative positions. During the year ended December 31, 2020, the Group held derivative financial instruments which consisted of interest rate swap contracts on the fixed rate 2023 Notes, 2025 Notes and 2028 Notes, which was designated as hedging instruments for accounting purposes. The Group’s borrowings at fixed rates were denominated in US$ during the year ended December 31, 2020.
As at December 31, 2020, the estimated fair value of our fixed rate long-term debt was approximately US$7.77 billion, compared to its carrying value of US$7.0 billion. The estimated fair value of our fixed rate long-term debt is based on level 2 inputs (quoted prices in markets that are not active). A change in interest rates on fixed-rate long-term debt impacts its fair value. A hypothetical 100 basis point change in market rates would cause the fair value of our fixed rate long-term debt to change by US$362 million.
The fixed-to-variable interest rate swaps expired in August 2020. See also “Notes to the Consolidated Financial Statements — 21. Borrowings” and “Notes to the Consolidated Financial Statements — 22. Derivative Financial Instruments.”
Foreign currency transaction gains for the year ended December 31, 2020 were US$17 million, primarily due to U.S. dollar denominated debt held by SCL. The Group is subject to foreign exchange rate risk arising from future commercial transactions and recognizes assets and liabilities denominated in a currency other than MOP, which is the functional currency of the major operating companies within the Group. For companies with MOP as their functional currency, as at December 31, 2020, a hypothetical 1% weakening of the US$/MOP exchange rate would cause a foreign currency transaction loss of approximately US$67 million. The HK$ is pegged to the US$ within a narrow range and the MOP is pegged to the HK$, therefore the Group does not expect fluctuations in the values of these currencies to have a material impact on the operations. See Note 27 (a)(i) to our audited consolidated financial statements included elsewhere in this report.
ITEM 12. — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. DEBT SECURITIES
Not applicable.
B. WARRANTS AND RIGHTS
Not applicable.
C. OTHER SECURITIES
Not applicable.
D. AMERICAN DEPOSITARY SHARES
Not applicable.

PART II
ITEM 13. — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15. — CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Disclosure controls and procedures are designed to ensure information required to be disclosed in the reports the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and such information is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate, to allow for timely decisions regarding required disclosure. The Company’s Chief Executive Officer and its Chief Financial Officer have evaluated the disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) of the Company as at December 31, 2020, and have concluded they are effective at the reasonable assurance level.
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
Attestation Report of the Registered Public Accounting Firm
Not applicable.
Changes in Internal Control over Financial Reporting
There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2020 covered by this annual report on Form 20-F that had a material effect, or was reasonably likely to have a material effect, on the Company’s internal control over financial reporting.
ITEM 16A. — AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Mr. Victor Patrick Hoog Antink qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of our audit committee satisfies the “independence” requirements under the Securities Exchange Act of 1934. See “Item 6 - Directors, Senior Management and Employees.”
ITEM 16B. — CODE OF ETHICS
The Company has adopted a Code of Business Conduct and Ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended, that applies to our chief executive officer, principal financial officer, principal accounting officer and persons performing similar functions, as well as to directors and all other officers and employees. The code of ethics is available on our website at www.sandschina.com. Copies of the Code of Business Conduct and Ethics are available without charge by sending a written request to the following address: Sands China Ltd., The Venetian Macao Resort Hotel, Legal Department, L2 Executive Offices, Estrada da Baía de N. Senhora da Esperança, s/n, Macao; Attention: Company Secretary; Telephone: +853 8118-2888.

ITEM 16C. — PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth fees paid or payable to Deloitte Touche Tohmatsu, our independent registered public accounting firm in 2020 and 2019, for audit and non-audit services as well as the percentage of these services approved by our Audit Committee:

	2020	2019	% of Services Approved by Audit Committee
Audit fees	1,965,000	1,824,000	100%
Audit-related fees	665,000	—	100%
Tax fees	115,000	66,000	100%
All other fees	14,000	18,000	100%
The category of “Audit fees” includes fees for our annual audit and interim reviews and required statutory audits of certain of our subsidiaries.
The category of “Audit-related fees” includes fees for the audit and review of financial statements and financial information for the Senior Notes issuance in June 2020 and the related SEC filings. Auditor’s remuneration of US$565,000 was capitalized during the year ended December 31, 2020, related to the issuance of the Senior Notes.
The category of “Tax fees” includes fees for tax compliance services.
The category of “All other fees” principally includes fees for accounting training programs.
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
1.1
Certificate of Incorporation of Sands China Ltd., dated July 15, 2009, and Certificate of Incorporation on Adoption of Dual Foreign Name of Sands China Ltd., dated June 3, 2013 (incorporated herein by reference from Exhibit 3.1 to the Company’s Form F-4 filed on December 4, 2018 (File No. 333-228667)).

1.2
Amended and Restated Memorandum and Articles of Association of Sands China Ltd. (Adopted by Special Resolution, dated May 31, 2013) (incorporated herein by reference from Exhibit 3.2 to the Company’s Form F-4 filed on December 4, 2018 (File No. 333-228667)).

2.1	Specimen Share Certificate of Sands China Ltd. (incorporated herein by reference from Exhibit 4.1 to the Company’s Form F-4 filed on December 4, 2018 (File No. 333-228667)).
2.2
Indenture, dated August 9, 2018, between Sands China Ltd. and U.S. Bank National Association, as trustee (incorporated herein by reference from Exhibit 4.3 to the Company’s Form F-4 filed on December 4, 2018 (File No. 333-228667)).

2.3
Indenture, dated June 4, 2020, between Sands China Ltd. and U.S. Bank National Association, as trustee (incorporated herein by reference from Exhibit 4.4 to the Company’s Form F-4 filed on October 16, 2020 (File No. 333-249510)).

2.4	Form of 4.600% Senior Notes Due 2023 (incorporated herein by reference from Exhibit 4.4 to the Company’s Form F-4 filed on December 4, 2018 (File No. 333-228667)).
2.5	Form of 5.125% Senior Notes Due 2025 (incorporated herein by reference from Exhibit 4.5 to the Company’s Form F-4 filed on December 4, 2018 (File No. 333-228667)).
2.6	Form of 5.400% Senior Notes Due 2028 (incorporated herein by reference from Exhibit 4.6 to the Company’s Form F-4 filed on December 4, 2018 (File No. 333-228667)).
2.7	Form of 3.800% Senior Notes Due 2026 (incorporated herein by reference from Exhibit 4.8 to the Company’s Form F-4 filed on October 16, 2020 (File No. 333-249510)).
2.8	Form of 4.375% Senior Notes Due 2030 (incorporated herein by reference from Exhibit 4.9 to the Company’s Form F-4 filed on October 16, 2020 (File No. 333-249510)).
4.1
Facility Agreement dated November 20, 2018, among Sands China Ltd., Bank of China Limited, Macau Branch, as agent, the arrangers listed therein and the original lenders listed therein (incorporated herein by reference from Exhibit 10.1 to the Company’s Form F-4 filed on December 4, 2018 (File No. 333-228667)).

4.2
Waiver and Amendment Letter dated March 27, 2020, to Facility Agreement dated November 20, 2018, among Sands China Ltd. and Bank of China Limited, Macau Branch, as agent, the arrangers listed therein and the original lenders listed therein (incorporated herein by reference from Exhibit 10.2 to the Company’s Form F-4 filed on October 16, 2020 (File No. 333-249510)).

4.3
Waiver Extension and Amendment Letter dated September 11, 2020, to Facility Agreement dated November 20, 2018, among Sands China Ltd. and Bank of China Limited, Macau Branch, as agent, the arrangers listed therein and the original lenders listed therein (incorporated herein by reference from Exhibit 10.3 to the Company’s Form F-4 filed on October 16, 2020 (File No. 333-249510)).

4.4
Concession Contract for Operating Casino Games of Chance or Games of Other Forms in the Macao Special Administrative Region, dated June 26, 2002, between the Macao Special Administrative Region and Galaxy Casino Company Limited (incorporated herein by reference from Exhibit 10.2 to the Company’s Form F-4 filed on December 4, 2018 (File No. 333-228667)).

4.5
Amendment to Concession Contract for Operating Casino Games of Chance or Games of Other Forms in the Macao Special Administrative Region, dated December 19, 2002, between the Macao Special Administrative Region and Galaxy Casino Company Limited (incorporated herein by reference from Exhibit 10.3 to the Company’s Form F-4 filed on December 4, 2018 (File No. 333-228667)).

4.6
Subconcession Contract for Operating Casino Games of Chance or Games of Other Forms in the Macao Special Administrative Region, dated December 19, 2002, between Galaxy Casino Company Limited, as concessionaire, and Venetian Macau Limited, as subconcessionaire (incorporated herein by reference from Exhibit 10.4 to the Company’s Form F-4 filed on December 4, 2018 (File No. 333-228667)).

Exhibit Number	Description of Document
4.7
Land Concession Agreement, dated December 10, 2003, relating to the Sands Macao between the Macao Special Administrative Region and Venetian Macau Limited (incorporated herein by reference from Exhibit 10.5 to the Company’s Form F-4 filed on December 4, 2018 (File No. 333-228667)).

4.8
Amendment, published on April 23, 2008, to Land Concession Agreement, dated December 10, 2003, relating to the Sands Macao between the Macao Special Administrative Region and Venetian Macau Limited (incorporated herein by reference from Exhibit 10.6 to the Company’s Form F-4 filed on December 4, 2018 (File No. 333-228667)).

4.9
Land Concession Agreement, dated April 10, 2007, relating to The Venetian Macao, Four Seasons Macao and Site 3 among the Macao Special Administrative Region, Venetian Cotai Limited and Venetian Macau Limited (incorporated herein by reference from Exhibit 10.7 to the Company’s Form F-4 filed on December 4, 2018 (File No. 333-228667)).

4.10
Amendment, published on October 29, 2008, to Land Concession Agreement relating to The Venetian Macao, Four Seasons Macao and Site 3 among the Macao Special Administrative Region, Venetian Cotai Limited and Venetian Macau Limited (incorporated herein by reference from Exhibit 10.8 to the Company’s Form F-4 filed on December 4, 2018 (File No. 333-228667)).

4.11
Amendment, published on June 5, 2013, to Land Concession Agreement relating to The Venetian Macao, Four Seasons Macao and Site 3 among the Macao Special Administrative Region, Cotai Strip Lot 2 Apart Hotel (Macau) Limited and Venetian Cotai Limited (incorporated herein by reference from Exhibit 10.9 to the Company’s Form F-4 filed on December 4, 2018 (File No. 333-228667)).

4.12
Amendment, published on October 22, 2014, to Land Concession Agreement relating to The Venetian Macao, Four Seasons Macao and Site 3 among the Macao Special Administrative Region, Venetian Cotai Limited, Venetian Macau Limited and Cotai Strip Lot 2 Apart Hotel (Macau) Limited (incorporated herein by reference from Exhibit 10.10 to the Company’s Form F-4 filed on December 4, 2018 (File No. 333-228667)).

4.13
Land Concession Agreement, dated May 5, 2010, relating to the Sands Cotai Central among the Macao Special Administrative Region, Venetian Orient Limited and Venetian Macau Limited (incorporated herein by reference from Exhibit 10.11 to the Company’s Form F-4 filed on December 4, 2018 (File No. 333-228667)).

4.14
Equity Award Plan adopted on November 8, 2009 (and amended on February 19, 2016) (incorporated herein by reference from Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed on April 18, 2019 (File No. 333-228667)).

4.15*	Equity Award Plan adopted on May 24, 2019.
8.1*	Significant Subsidiaries of Sands China Ltd.
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101*	The following financial information from the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, formatted in Extensible Business Reporting Language (“XBRL”): (i) Consolidated Income Statements for the years ended December 31, 2018, 2019 and 2020, (ii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2018, 2019 and 2020, (iii) Consolidated Balance Sheets as at December 31, 2019 and 2020, (iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2018, 2019 and 2020, (v) Consolidated Statements of Cash flows for the years ended December 31, 2018, 2019 and 2020, and (vi) Notes to the Consolidated Financial Statements.
____________________
*    Filed herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sands China Ltd.

Date:	March 25, 2021	By:	/s/ Sun MinQi (Dave)
		Name:	Sun MinQi (Dave)
		Title:	Senior Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Sands China Ltd.,
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Sands China Ltd. and subsidiaries (the "Company") as at December 31, 2020 and 2019, the related consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated statement of cash flows, for each of the three years in the period ended December 31, 2020, and the related notes to the consolidated financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Valuation of Casino Receivables — Refer to Notes 3(a), 16(a) and 27(a)(ii) to the consolidated financial statements
Critical Audit Matter Description
As discussed in Notes 3(a), 16(a) and 27(a)(ii) to the consolidated financial statements, the Company has trade receivables of US$120 million at December 31, 2020 which mostly includes credit extended to casino patrons and gaming promoters. The Company records an allowance for credit losses based on the amount of expected credit losses. The Company applies expected loss rates to aged account balances, which are grouped based on shared credit risk characteristics and days past due. The expected loss rates are estimated with reference to the historical observed default rates over the expected life of the receivable and are adjusted for forward-looking information. The Company also specifically analyses the collectability of each account that is individually significant, based upon its aging, the customer's financial condition, the collection history, and any other known information when determining an allowance.
Auditing the valuation of accounts receivable involved a high degree of subjectivity in evaluating management’s judgments and estimations related to the collectability of patron and gaming promoter accounts receivable, especially as it relates to the evaluation of patron and gaming promoter assets available to repay amounts owed.
How the Critical Audit Matter Was Addressed in the Audit
We planned and performed the following procedures in connection with forming our overall opinion on the financial statements:

•Obtaining an understanding and testing the operating effectiveness of controls over granting of casino credit, collection processes and management’s review controls over the collectability of casino receivables and assessment of the appropriateness of the estimated allowance, including the information used by management in those controls; and
•Developing expectations of current year loss allowance based on repayment history and forward looking information and examining subsequent settlement to assess the reasonableness of the amount of expected credit loss recognized for casino receivables.
/s/ Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
March 12, 2021
We have served as the Company’s auditor since 2013.

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
		2020	2019	2018
	Notes	US$ in millions, except per share data
Net revenues	4	$1,687	$8,808	$8,665
Gaming tax		(625)	(3,421)	(3,430)
Employee benefit expenses	5	(1,050)	(1,292)	(1,238)
Depreciation and amortization	4	(684)	(706)	(655)
Inventories consumed		(23)	(97)	(99)
Other expenses, gains and losses	6	(544)	(1,017)	(1,089)
Operating (loss)/profit		(1,239)	2,275	2,154
Interest income		11	38	20
Interest expense, net of amounts capitalized	7	(279)	(280)	(225)
Loss on modification or early retirement of debt		—	—	(81)
(Loss)/profit before income tax		(1,507)	2,033	1,868
Income tax (expense)/benefit	8	(16)	—	7
(Loss)/profit for the year attributable to equity holders of the Company		$(1,523)	$2,033	$1,875
(Loss)/earnings per share for (loss)/profit attributable to equity holders of the Company
- Basic	9	(US18.82 cents)	US25.14 cents	US23.21 cents
- Diluted	9	(US18.82 cents)	US25.13 cents	US23.19 cents

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2020	2019	2018
	US$ in millions
(Loss)/profit for the year attributable to equity holders of the Company	$(1,523)	$2,033	$1,875
Other comprehensive income/(expense)
Item that will not be reclassified subsequently to profit or loss:
Currency translation differences	16	16	(12)
Total comprehensive (expense)/income for the year attributable to equity holders of the Company	$(1,507)	$2,049	$1,863

CONSOLIDATED BALANCE SHEETS

		December 31,
		2020	2019
	Notes	US$ in millions
ASSETS
Non-current assets
Investment properties, net	11	$543	$587
Property and equipment, net	12	8,832	8,361
Intangible assets, net	14	41	48
Other assets, net		32	34
Other receivables and prepayments, net	16	18	23
Total non-current assets		9,466	9,053
Current assets
Inventories		15	16
Other assets		—	35
Trade and other receivables and prepayments, net	16	190	510
Restricted cash and cash equivalents		16	15
Cash and cash equivalents	17	861	2,471
Total current assets		1,082	3,047
Total assets		$10,548	$12,100

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	18	$81	$81
Reserves	19	1,848	4,365
Total equity		1,929	4,446
LIABILITIES
Non-current liabilities
Trade and other payables	20	105	122
Borrowings	21	7,044	5,589
Deferred income tax liabilities	15	56	45
Total non-current liabilities		7,205	5,756
Current liabilities
Trade and other payables	20	1,388	1,874
Current income tax liabilities		5	5
Borrowings	21	21	19
Total current liabilities		1,414	1,898
Total liabilities		8,619	7,654
Total equity and liabilities		$10,548	$12,100
Net current (liabilities)/assets		$(332)	$1,149
Total assets less current liabilities		$9,134	$10,202

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Capital reserve	Share premium	Statutory reserve	Share-based compensation reserves	Currency translation reserve	Retained earnings	Total
		(Note 19(a))		(Note 19(b))
	US$ in millions
Balance at January 1, 2018	$81	$87	$1,428	$6	$88	$(16)	$2,864	$4,538
Effect of adoption of IFRS 9	—	—	—	—	—	—	24	24
Balance at January 1, 2018 (Restated)	81	87	1,428	6	88	(16)	2,888	4,562
Profit for the year	—	—	—	—	—	—	1,875	1,875
Other comprehensive expense for the year	—	—	—	—	—	(12)	—	(12)
Total comprehensive (expense)/income	—	—	—	—	—	(12)	1,875	1,863
Exercise of share options	—	—	23	—	—	—	—	23
Transfer to share premium upon exercise of share options	—	—	6	—	(6)	—	—	—
Forfeiture of share options	—	—	—	—	(4)	—	4	—
Share-based compensation of the Company	—	—	—	—	14	—	—	14
Dividends to equity holders of the Company (Note 10)	—	—	—	—	—	—	(2,053)	(2,053)
Balance at December 31, 2018	81	87	1,457	6	92	(28)	2,714	4,409
Profit for the year	—	—	—	—	—	—	2,033	2,033
Other comprehensive income for the year	—	—	—	—	—	16	—	16
Total comprehensive income	—	—	—	—	—	16	2,033	2,049
Exercise of share options	—	—	28	—	—	—	—	28
Transfer to share premium upon exercise of share options	—	—	6	—	(6)	—	—	—
Forfeiture of share options	—	—	—	—	(3)	—	3	—
Share-based compensation of the Company	—	—	—	—	14	—	—	14
Dividends to equity holders of the Company (Note 10)	—	—	—	—	—	—	(2,054)	(2,054)
Balance at December 31, 2019	81	87	1,491	6	97	(12)	2,696	4,446
Loss for the year	—	—	—	—	—	—	(1,523)	(1,523)
Other comprehensive income for the year	—	—	—	—	—	16	—	16
Total comprehensive income/(expense)	—	—	—	—	—	16	(1,523)	(1,507)
Exercise of share options	—	—	6	—	—	—	—	6
Transfer to share premium upon exercise of share options	—	—	1	—	(1)	—	—	—
Forfeiture of share options	—	—	—	—	(8)	—	8	—
Share-based compensation of the Company	—	—	—	—	9	—	—	9
Dividends to equity holders of the Company (Note 10)	—	—	—	—	—	—	(1,025)	(1,025)
Balance at December 31, 2020	$81	$87	$1,498	$6	$97	$4	$156	$1,929

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2020	2019	2018
	Notes	US$ in millions
Cash flows from operating activities
Cash (used in)/generated from operations	23	$(811)	$2,818	$3,055
Income tax paid		(5)	(6)	(6)
Net cash (used in)/generated from operating activities		(816)	2,812	3,049
Cash flows from investing activities
Increase in restricted cash and cash equivalents		—	(2)	(2)
Purchases of property and equipment		(1,019)	(720)	(492)
Additions to investment properties		(8)	(16)	(16)
Purchases of intangible assets		(11)	(18)	(24)
Proceeds from disposal of property and equipment, investment properties and intangible assets		1	1	5
Interest received		13	40	16
Net cash used in investing activities		(1,024)	(715)	(513)
Cash flows from financing activities
Proceeds from exercise of share options		6	28	23
Proceeds from Senior Notes	21	1,496	—	5,500
Proceeds from bank loans	21	403	—	746
Repayments of bank loans	21	(404)	—	(5,083)
Dividends paid	21	(1,030)	(2,051)	(2,052)
Repayments of lease liabilities	21	(11)	(13)	—
Repayments of finance lease liabilities	21	—	—	(15)
Payments for deferred financing costs	21	(20)	(2)	(90)
Interest paid	21	(209)	(274)	(128)
Net cash from/(used in) financing activities		231	(2,312)	(1,099)
Net (decrease)/increase in cash and cash equivalents		(1,609)	(215)	1,437
Cash and cash equivalents at beginning of year		2,471	2,676	1,239
Effect of exchange rate on cash and cash equivalents		(1)	10	—
Cash and cash equivalents at end of year	17	$861	$2,471	$2,676

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    GENERAL INFORMATION
Principal activities
The Group is principally engaged in the operation of casino games of chance or games of other forms and the development and operation of destination properties and other ancillary services in Macao. The Group’s immediate holding company is Venetian Venture Development Intermediate II. Las Vegas Sands Corp. (“LVS”), a company incorporated in Nevada, U.S.A., indirectly holds 69.93% ownership interest in the Group as at December 31, 2020 and is the Group’s ultimate holding company.
The Company was incorporated in the Cayman Islands on July 15, 2009 as an exempted company with limited liability under the Companies Act (as amended) of the Cayman Islands. The address of the Company’s registered office in the Cayman Islands is Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands. The Company’s principal place of business in Hong Kong is Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong.
The Group owns and operates The Venetian Macao Resort Hotel ("The Venetian Macao"), The Londoner Macao (formerly Sands Cotai Central), The Parisian Macao, The Plaza Macao, and Sands Macao. The Group’s properties collectively feature some of the world’s largest casinos, luxury suites and hotel rooms, different restaurants and food outlets, spas and theaters for live performances, as well as other integrated resort amenities.
During 2020, the Group had accomplishments in furthering several strategic objectives. The Group continued progress on the key development projects in Macao for the conversion of Sands Cotai Central into The Londoner Macao and opened The Grand Suites at Four Seasons in October 2020, featuring gaming spaces and 289 luxury suites. Construction of The Londoner Court is now complete and the Group expects it to open in 2021. The Londoner Macao project is being delivered in phases, which started in 2020 and will continue throughout 2021.
The Company’s shares were listed on the Main Board of the Stock Exchange on November 30, 2009.
The consolidated financial statements are presented in millions of United States dollars (“US$ in millions”), unless otherwise stated.
The consolidated financial statements were approved for issue by the Board of Directors on March 12, 2021.
COVID-19 Pandemic
In early January 2020, an outbreak of a respiratory illness caused by a novel coronavirus was identified and the disease has since spread rapidly across the world causing the World Health Organization to declare the outbreak of a pandemic on March 12, 2020 (the “COVID-19 Pandemic”). As a result, people across the globe were advised to avoid non-essential travel. Steps were also taken by various countries, to restrict inbound international travel and implement closures of non-essential operations, including our integrated resorts for certain periods in 2020 to contain the spread of the virus.
Visitation to Macao decreased substantially throughout 2020 as a result of various government policies limiting travel. Travel restrictions and quarantine requirements in Macao have varied in response to changes in circumstances in other countries. Currently, other than people from low risk cities in China able to enter Macao quarantine free subject to them holding the appropriate travel documents, a negative COVID-19 test result and a green health-code, a complete ban on entry, or a need to undergo enhanced quarantine requirements depending on the person’s residency and their recent travel history, remains in place.
The China Individual Visit Scheme (“China IVS”) and tour group visas recommenced for certain regions from August 12, 2020, and were extended to all of mainland China effective September 23, 2020.
Following suspension of all gaming operations on February 5, 2020 by the Macao government, the Company’s Macao casino operations resumed on February 20, 2020, except for operations at The Londoner Macao (formerly Sands Cotai Central), which resumed on February 27, 2020. From February 20, 2020, various health safeguards were implemented by the Macao government, such as mandatory mask protection, limitation on the number of seats per table game, slot machine spacing, temperature checks, as well as a requirement to present a negative COVID-19 test certificate prior to entering casinos. On March 3, 2021, the negative COVID-19 test requirement to enter casinos was lifted. Management is currently unable to determine when the remaining measures will be eased or cease to be necessary.
Some of the Company’s Macao hotel facilities were also closed during the casino suspension in response to the drop in visitation and, with the exception of the Conrad Hotel, which reopened on June 13, 2020, these hotels were gradually reopened from February 20, 2020. In support of the Macao government’s initiatives to fight the COVID-19 Pandemic, the Company provided one tower (approximately 2,000 hotel rooms) at the Sheraton Grand Macao to the Macao government to house individuals who returned to Macao for quarantine purposes. This tower has been utilized for quarantine purposes on several occasions including from March 28 to April 30, 2020; from June 7 to August 14, 2020; from December 20, 2020 to February 6, 2021; and from February 19, 2021 to a current estimated end date of April 18, 2021.
Operating hours at restaurants across the Company’s properties are continuously being adjusted in line with movements in guest visitation. The majority of retail outlets in the Company’s various shopping malls are open with reduced operating hours. The timing and manner in which these areas will return to full operation are currently unknown.
The Hong Kong government temporarily closed the Hong Kong China Ferry Terminal in Kowloon on January 30, 2020, and the Hong Kong Macau Ferry Terminal in Hong Kong on February 4, 2020. In response, the Company suspended its Macao ferry operations between Macao and Hong Kong. The timing and manner in which the Company’s normal ferry operations will be able to resume are currently unknown.

The Company's operations have been significantly impacted by the lack of visitation to Macao. The Macao government announced total visitation from mainland China to Macao decreased 83.0% for 2020, as compared to 2019. The Macao government also announced gross gaming revenue decreased by 79.3% for 2020, as compared to 2019.
The disruptions arising from the COVID-19 Pandemic had a significant adverse impact on the Company’s financial condition, operations and cash flows during the year ended December 31, 2020. The duration and intensity of this global health emergency and related disruptions are uncertain. Given the dynamic nature of these circumstances, the impact on the Company’s consolidated results of operations, cash flows and financial condition may continue to be material in the future, but cannot be reasonably estimated at this time as it is unknown when the COVID-19 Pandemic will end, when or how quickly the current travel and operational restrictions will be modified or ceased to be necessary and the resulting impact on the Company’s business and the willingness of tourism customers to spend on travel and entertainment and business customers to spend on MICE.
While each of the Company’s properties are currently open and operating at reduced levels due to lower visitation and the implementation of required safety measures, the current economic and regulatory environment on a global basis and in Macao continues to evolve. The Company cannot predict the manner in which governments will react as the global and regional impact of the COVID-19 Pandemic changes over time, which could significantly alter the Company’s current operations.
The Company has a strong balance sheet and sufficient liquidity in place, including total cash and cash equivalents balance, excluding restricted cash and cash equivalents, of US$861 million and access to US$2.02 billion of available borrowing capacity from the 2018 SCL Revolving Facility as at December 31, 2020. On January 25, 2021, the Company entered into an agreement with lenders to increase the commitments under the 2018 SCL Credit Facility by HK$3.83 billion (approximately US$494 million at the exchange rate in effect on the date of this transaction). Subsequently, on January 29, 2021, the Company drew down US$29 million and HK$2.13 billion (approximately US$274 million at the exchange rate in effect on January 29, 2021) under this facility for general corporate purposes, resulting in a remaining available borrowing capacity of US$2.21 billion. Based on the current forecasts, the Company believes it is able to support continuing operations, complete the major construction projects that are underway and respond to the current COVID-19 Pandemic challenges. The Company has taken various mitigating measures to manage through the current environment, including a cost and capital expenditure reduction program to minimize cash outflow of non-essential items.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
(a)    Basis of preparation
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.
The consolidated financial statements have been prepared on the historical cost basis except for financial liabilities for cash-settled share-based payment transactions and derivative financial instruments that are measured at fair value.
(b)    Changes in accounting policies and disclosures
During the year ended December 31, 2018, 2019 and 2020, there have been a number of new standards and new amendments to standards that have come into effect, which the Group has adopted at their respective dates. Details of the adoption of material new standards are set out below.
IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)
The accounting standard establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of IFRS 15 is an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also requires more detailed disclosures to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The Group adopted the new standard on January 1, 2018, on a full retrospective basis.
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

IFRS 9 Financial Instruments (“IFRS 9”)
The accounting standard replaces the provisions of International Accounting Standards (“IAS”) 39 Financial Instruments: Recognition and Measurement (“IAS 39”) that relates to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.
The adoption of IFRS 9 from January 1, 2018 resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements.
Effect on the consolidated retained earnings as at January 1, 2018 is as follows:

	Note	(US$ in millions)
Closing retained earnings as at December 31, 2017 - IAS 39		$2,864
Decrease in carrying amount of bank loan measured at amortized cost	(i)	24
Opening retained earnings as at January 1, 2018 - IFRS 9		$2,888

(i)Classification and measurement — borrowings
Following the adoption of IFRS 9, the Group is no longer able to defer the recognition of gain from the modification of debt, which did not result in a derecognition of the financial liability. Under the Group’s previous accounting policies, this gain would have been recognized over the remaining life of the borrowing by adjusting the effective interest rate, on the basis the terms and conditions of the credit facility remained largely unchanged. As a result, the carrying amount of the bank loan which was still recognized on the date of the adoption of IFRS 9 decreased by US$24 million and the opening retained earnings as at January 1, 2018 increased accordingly.
(ii)Impairment of financial asset
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
To measure the expected credit losses, except for credit impaired balances and outstanding significant balances that have been assessed individually, the remaining trade receivables have been grouped based on shared credit risk characteristics and days past due. The loss allowance for trade receivables applying lifetime expected credit loss as compared to the incurred loss model of IAS 39 did not result in a material difference and hence did not result in an adjustment of opening retained earnings as at January 1, 2018.
IFRS 16 Leases (“IFRS 16”)
The accounting standard superseded the requirements in IAS 17 Leases (“IAS 17”) and the related interpretations to introduce a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. The Group adopted the new standard on January 1, 2019.
IFRS 16 distinguishes lease and service contracts on the basis of whether an identified asset is controlled by a customer. Distinctions of operating leases and finance leases are removed for lessee accounting, and is replaced by a model where a right-of-use asset and a corresponding liability have to be recognized for all leases by lessees, except for short-term leases and leases of low-value assets.
Lessor accounting remains largely unchanged under the new standard.
On transition to IFRS 16, the Group elected to apply the practical expedient for lease definition. The Group applied IFRS 16 only to contracts previously identified as leases applying IAS 17 and IFRIC-Int 4 Determining whether an Arrangement Contains a Lease (“IFRIC-Int 4”). Contracts that were not identified as leases under IAS 17 and IFRIC-Int 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or modified on or after January 1, 2019.
Further, the Group elected the modified retrospective approach for the application of IFRS 16, under which the effect of initial application was recognized at January 1, 2019. Accordingly, the financial information presented as at December 31, 2018 and for the year ended December 31, 2018 were not restated. The lease liability was measured at the present value of the remaining lease payments at the date of initial application and the right-of-use asset was measured at an amount equal to the lease liability immediately before the date of initial application. The adoption of this standard did not have an impact on net income.

The impact on transition is summarized below:

	December 31, 2018	Impact on transition	January 1, 2019
	(US$ in millions)
Right-of-use assets comprise of:
Investment properties, net - Leasehold interests in land	$44	$—	$44
Property and equipment, net - Leasehold interests in land	552	—	552
Property and equipment, net - Other	4	6	10

Lease liabilities comprise of:
Current liabilities - Borrowings	$10	$4	$14
Non-current liabilities - Borrowings	125	2	127

The Group has already recognized an asset and a related finance lease liability for finance lease arrangements and prepaid lease payments for leasehold interests in land where the Group was a lessee under IAS 17, therefore the additional right-of-use assets and lease liabilities recognized upon adoption for leases previously classified as operating leases were US$6 million.
The weighted average incremental borrowing rate applied to lease liabilities recognized in the consolidated balance sheet at January 1, 2019 was 3.9%.

(US$ in millions)
Operating lease commitments disclosed as at December 31, 2018	$7
Discounted using the incremental borrowing rate as at January 1, 2019	7
Add: Finance lease liabilities recognized as at December 31, 2018	135
Recognition exemption for:
Short-term leases and leases of low-value assets	(1)
Lease liabilities recognized as at January 1, 2019	$141

In the consolidated balance sheet, the Group presents right-of-use assets that do not meet the definition of “investment property” in “property and equipment” and lease liabilities are presented within “borrowings.” Right-of-use assets that meet the definition of “investment property” are presented within “investment properties.” Right-of-use assets are included within the same category under “property and equipment,” which the corresponding underlying assets would be presented if they were owned.
In the consolidated statement of cash flows, the Group has previously presented operating lease payments under cash flows from operating activities. Upon the adoption of IFRS 16, lease payments and any associated interest paid are presented under cash flows from financing activities except for leases with an expected term of 12 months or less and leases of low-value assets which are presented under cash flows from operating activities.
New standards and amendments to IFRS issued but not yet effective
The Group has not early adopted the new or amendments to standards that have been issued, but are not effective for the year ended December 31, 2020. The Group has commenced the assessment of the impact of the new or amendments to standards to the Group, but is not yet in a position to state whether their adoption would have a significant impact on the results of operations and financial position of the Group.
(c)    Subsidiaries
Consolidation
The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries. Control is achieved when the Company has power over the investee; is exposed, or has rights, to variable returns from its involvement with the investee; and has the ability to use its power to affect its returns. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are deconsolidated from the date that control ceases.
The Group reassesses whether or not it controls an investee if facts and circumstances indicate there are changes to one or more of the three elements of control listed above.
Intra-group transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Profit and losses resulting from inter-company transactions are also eliminated.
The particulars of the Group’s principal subsidiaries as at December 31, 2020, 2019 and 2018 are set out in Note 29.
(d)    Foreign currency translation
Items included in the financial statements of each of the Group’s companies are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The Company’s functional currency is Macao patacas (“MOP”). The consolidated financial statements are presented in US$, which is the presentation currency of LVS.

Companies within the Group that have a functional currency different from the presentation currency translate their results of operations and financial position into the presentation currency based on the following:
•Assets and liabilities are translated at the closing rate at balance sheet date;
•Income and expenses are translated at average exchange rates during the year; and
•Translation adjustments arising from this process are recognized in other comprehensive income/(loss) (currency translation differences) and will not be reclassified subsequently to profit or loss.
Gains or losses from foreign currency remeasurements that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in “other expenses, gains and losses.”
(e)    Investment properties
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
(f)    Property and equipment
Property and equipment, except construction-in-progress, are stated at historical cost less accumulated depreciation and accumulated impairment losses, if any. Leasehold interests in land are classified as leases and commence amortization from the time when the land interest becomes available for its intended use. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets, as follows:

Leasehold interests in land classified as leases	50 years
Leasehold improvements	Shorter of lease term or 3 years
Land improvements, buildings and building improvements	10–50 years
Leased buildings and equipment	Lease term
Ferries	20 years
Furniture, fittings and equipment	3–20 years
Vehicles	5–6 years
The estimated useful lives are based on the nature of the assets as well as current operating strategy and legal considerations, such as contractual life, and are periodically reviewed. Future events, such as property expansions, property developments, new competition or new regulations, could result in a change in the manner in which the Company uses certain assets requiring a change in the estimated useful lives of such assets.
Maintenance and repairs that neither materially add to the value of the asset nor appreciably prolong its life are charged to expense as incurred. Gains or losses on disposition of property and equipment are included in the consolidated statements of operations.
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
Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other expenses, gains and losses” in the consolidated income statement.
(g)    Intangible assets
Computer software
Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized on a straight-line basis over their estimated useful lives of 4 years.
(h)    Impairment of non-financial assets
Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash generating units or “CGU”).
(i)    Financial assets
Classification and subsequent measurement of financial assets (upon application of IFRS 9 on January 1, 2018)
Financial assets that meet the following conditions are subsequently measured at amortized cost:
a.the financial asset is held within a business model whose objective is to collect contractual cash flows; and
b.the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Financial assets that meet the following conditions are subsequently measured at fair value through other comprehensive income:
a.the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling; and
b.the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
All other financial assets are subsequently measured at fair value through profit or loss.
The Group’s financial assets primarily consist of cash and cash equivalents, restricted cash and cash equivalents and trade and other receivables.
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
Impairment of financial assets (upon application of IFRS 9 on January 1, 2018)
The Group recognizes a loss allowance for expected credit losses (“ECL”) on trade and other receivables which are subject to impairment under IFRS 9 Financial Instruments. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.
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
a.Definition of default
For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collateral held by the Group).
b.Credit-impaired financial assets
A financial asset is credit-impaired when one or more events of default that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence of a financial asset that is credit-impaired includes observable data about the following events:
i. Significant financial difficulty of the issuer or the borrower;
ii. A breach of contract, such as a default or past due event;
iii.The Group, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession the lender would not otherwise consider;
iv.It becomes probable the borrower will enter bankruptcy or other financial reorganization; or
v.Observable data indicating there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:
(i)    adverse changes in the payment status of borrowers in the portfolio; or
(ii)    national or local economic conditions that correlate with defaults on the assets in the portfolio.

c.Write-off policy
The Group writes off a financial asset when there is information indicating the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A write-off constitutes a derecognition event. Any subsequent recoveries are recognized in profit or loss.
d.Measurement and recognition of ECL
The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information.
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
(j)    Cash and cash equivalents
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
(k)    Share capital
Ordinary shares are classified as equity.
Incremental costs directly attributable to the issuance of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.
(l)    Financial liabilities
The Group’s financial liabilities consists of primarily borrowings and trade and other payables, are initially measured at fair value and subsequently measured at amortized cost, using the effective interest method.
Derecognition/substantial modification of financial liabilities
The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.
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
Non-substantial modifications of financial liabilities (upon application of IFRS 9 on January 1, 2018)
For non-substantial modifications of financial liabilities that do not result in derecognition, the carrying amount of the relevant financial liabilities will be calculated at the present value of the modified contractual cash flows discounted at the financial liabilities’ original effective interest rate. Transaction costs or fees incurred are adjusted to the carrying amount of the modified financial liabilities and are amortized over the remaining term. Any adjustment to the carrying amount of the financial liability is recognized in profit or loss at the date of modification.

(m)    Trade payables
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
(n)    Borrowings and financing costs
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
Financing costs incurred for the construction of any qualifying asset which takes a substantial period of time to get ready for its intended use, less any investment income on the temporary investment of related borrowings, are capitalized during the period that is required to complete and prepare the asset for its intended use. Other financing costs, net of interest income, are expensed.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.
(o)    Current and deferred income tax and gaming tax
Income tax
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
(ii)    Deferred income tax
Deferred income tax is recognized for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the consolidated financial statements. Deferred income tax is not accounted for if it arises from initial recognition of an asset or a liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) enacted or substantively enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
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

(p)    Employee benefits
(i)    Pension obligations
The Group operates the Private Provident Fund Scheme and Non-Mandatory Central Provident Fund Scheme (collectively, the “Schemes”) through its subsidiaries in Macao. The Schemes are managed by a fund management entity and are defined contribution plans. The Group has no further payment obligations once the contributions have been paid to the Schemes managed by a fund management entity. The contributions are recognized as employee benefit expenses when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to the contributions being fully vested. Prepaid contributions are recognized as an asset to the extent a cash refund or a reduction in the future payments is available.
(ii)    Share-based compensation
Equity-settled share-based payment transactions
Share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized over the employee's requisite service period (generally the vesting period of the equity grant). When the options of the 2009 Equity Award Plan and 2019 Equity Award Plan are exercised, the Company issues new shares. The cash subscribed for the shares issued when the options are exercised is credited to share capital (nominal value) and share premium, net of any directly attributable transaction costs. At the time when the options are exercised, the amount previously recognized in share-based compensation reserve will be transferred to share premium. When the options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized in share-based compensation reserve will be transferred to retained earnings.
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
(iii)    Annual leave and other paid leave
Employee entitlement to annual leave is recognized when it accrues to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees during the year. Employee entitlements to maternity leave and sick leave are not recognized until the time of leave. Unused compensation leave earned by employee is accrued.
(iv)    Termination benefits
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
(v)    Bonus plans
The Group recognizes a liability and an expense for bonuses where contractually obliged or where there is a past practice that has created a constructive obligation.
(q)    Contingent liabilities
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
(r)    Revenue recognition
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
The Group’s accounting policy for recognition of revenue from operating leases is described in the accounting policy for leases/right-of-use below.
(s)    Pre-opening expenses
Pre-opening expenses represent personnel and other costs incurred prior to the opening of new properties and are expensed as incurred.
(t)    Leases/right-of-use
As the lessee for leases (upon application of IFRS 16 on January 1, 2019)
The Group leases various land, real estate, vehicles, and equipment. The Group determines if a contract is or contains a lease at the inception or modification of a contract. A contract is, or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. Control over the use of the identified asset means the lessee has both (a) the right to obtain substantially all of the economic benefits from the use of the asset and (b) the right to direct the use of the asset.
The Group’s lease arrangements have lease and non-lease components. The Group applies the practical expedient to account for the lease components and any associated non-lease components as a single lease component for all classes of underlying assets.
The Group applies the recognition exemption for leases with an expected term of 12 months or less and leases of low-value assets. These leases are not accounted for on the balance sheet and the related lease expense is recognized on a straight-line basis over the expected lease term.
The lease liability is initially measured at the present value of fixed lease payments over the expected lease term at commencement date. As the implicit rate is not determinable in most of the Group’s leases, management uses the incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The expected lease terms include options to extend the lease when it is reasonably certain the Group will exercise such extension option or to terminate the lease when it is reasonably certain the Group will not exercise such termination option.
Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs.
Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
The right-of-use asset is initially measured at cost comprising the amount of the initial measurement of lease liability with adjustments, if any, at commencement date, any lease payments made at or before the commencement date less any lease incentives received, any initial indirect costs, and restoration costs. Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. It is subsequently measured at cost less accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liabilities.

As the lessee for operating leases (before application of IFRS 16 on January 1, 2019)
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated income statement on a straight-line basis over the period of the lease.
As the lessee for finance leases (before application of IFRS 16 on January 1, 2019)
The Group leases land and certain equipment. Leases of land and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are recognized at the leases’ commencement at the lower of the fair value of the leased assets and the present value of the minimum lease payments.
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
As the lessor/grantor for leases/right-of-use (before and after the application of IFRS 16 on January 1, 2019)
The Group leases space at several of its integrated resorts to various third parties as part of its mall operations, as well as retail and office space.
Leases for which the Group is a lessor are classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases. Leases, in which the Group is the lessor, are substantially all accounted for as operating leases and the lease components and non-lease components are accounted for separately.
When assets are leased/granted out under an agreement for the right-of-use, the asset is included in the consolidated balance sheet based on the nature of the asset. Lease rental/income from right-of-use (net of any incentives given to tenants or to retailers) is recognized over the terms of the lease/right-of-use on a straight-line basis. Turnover fees arising under operating leases/right-of-use are recognized as income in the period in which they are earned.
When the legal system in which the Group operates contains a legal provision governing the change in circumstances which adversely impacts the performance of the lessee or the lessor due to a force majeure event, or a lease contract contains a specific clause that provides for rent reduction or suspension of rent in the event that the underlying assets (or any part thereof) are affected by adverse events beyond the control of the Group and the lessee so as to render the underlying assets unfit or not available for use, the relevant rent reduction or suspension of rent resulting from the relevant legal provision or the specific clause is accounted for as part of the original lease and not as a lease modification. The Group recognizes such rent reduction or suspension of rent in profit or loss in the period in which the event or condition that triggers those payments to occur.
(u)    Provisions
Provisions are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognized for future operating losses.
Provisions are measured at the present value of management's best estimate of the expenditure to be required to settle the present obligation at the reporting date. The pre-tax discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.
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
(a)    Provision of expected credit loss for trade receivables
The Group applies the IFRS 9 simplified approach to measure expected credit losses, using a lifetime expected loss allowance for all trade and other receivables. The Group determines the allowance based on specific customer information, historical write-off experience, current industry and economic data, which include the impact of the COVID-19 Pandemic, and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions. A provision of expected credit loss for trade receivables is recorded when the Group believes it is probable the recoverable amount of the receivables will be less than their carrying amounts. Account balances are written off against the allowance when the Group considers the receivables to be uncollectible.

During the year ended December 31, 2020, there has been a delay in payments on casino receivables due to the inability of patrons to travel to the Group's properties or to accomplish financial transactions due to the travel restrictions caused by the COVID-19 Pandemic. The collection of casino receivables has also been impacted by liquidity issues faced by certain patrons stemming from the COVID-19 Pandemic. The Group has increased the provision for expected credit losses accordingly to account for the expected credit losses due to the COVID-19 Pandemic. Although the Group believes the provision on the casino receivables is adequate as at December 31, 2020, it is possible the provisions could increase if there are further delays experienced on payments from patrons.
Management believes there are no concentrations of credit risk for which an allowance has not been established. Although management believes the allowance is adequate, it is possible the estimated amount of cash collections with respect to trade receivables could change.
(b)    Useful lives of investment properties and property and equipment
The Group depreciates investment properties and property and equipment on a straight-line basis over their estimated useful lives with no residual value assumed. The estimated useful lives are based on the nature of the assets, as well as current operating strategy and legal considerations, such as contractual life. Future events, such as property expansions, property developments, new competition or new regulations, could result in a change in the manner in which the Group uses certain assets and could have an impact on the estimated useful lives of such assets.
(c)    Impairment of non-financial assets
The Group follows the guidance of International Accounting Standard (“IAS”) 36 Impairment of Assets to determine when assets are impaired, which requires significant judgment. In making this judgment, the Group evaluates, among other factors, the duration and extent to which the recoverable amount of assets is less than their carrying balance, including factors such as the industry performance and changes in operational and financing cash flows. When required, the recoverable amount of the CGU would be determined based on value-in-use calculations. These calculations require the use of estimates, including operating results, income and expenses of the business, long-term growth rates, macro-economic factors, regulatory environments, future returns and discount rate.
Changes in the key assumptions on which the recoverable amount of the assets is based could significantly affect the Group’s financial position and results of operations.
During the year ended December 31, 2020, due to the substantial reduction in the cash flows generated from the Group's operating properties and the ongoing travel restrictions due to the COVID-19 Pandemic, the Group determined a triggering event occurred in 2020 and an impairment assessment was warranted for the CGUs within the Group. Fixed assets in the operating properties of the Group were tested for recoverability as at December 31, 2020, resulting in no impairment as the estimated discounted future cash flows exceeded their carrying values. The Group has made reasonable estimates and judgements in performing the analysis in light of the uncertainties surrounding the COVID-19 Pandemic; however, should the effects of the COVID-19 persist for a prolonged duration and projected operating results further decline in future periods, the Group could be required to recognize an impairment loss.
During the year ended December 31, 2019, the Group’s ferry operations experienced a decline in passenger volume primarily due to the opening of the Hong Kong-Zhuhai-Macau Bridge, which opened in October 2018. The continuing decline in passenger volume resulted in the Group taking two ferries out of service and implementing other cost cutting measures to maintain the overall efficiency of the ferry operations. The Group determined the projected discounted cash flows were not anticipated to recover the ferry assets’ carrying value. An impairment charge of US$65 million was recorded for the excess of the carrying value over the recoverable value of US$51 million, which was determined to be the fair value less cost of disposal of the ferries in the ferry operations. The estimated fair value of the ferries was determined using level 3 inputs based on recent offers received for the two ferries currently not in service.
(d)    Litigation provisions
The Group is subject to various claims and legal actions. The accruals for these claims and legal actions are estimated in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. Based on consultations with legal counsel, management estimated no significant loss would be incurred beyond the amounts provided. Actual results could differ from these estimates.
4.    SEGMENT INFORMATION
Management has determined the operating segments based on the reports reviewed by a group of senior management which is the chief operating decision maker of the Group that makes strategic decisions. The Group considers the business from a property and service perspective.
The Group’s principal operating and developmental activities occur in Macao, which is the sole geographic area in which the Group is domiciled. The Group reviews the results of operations for each of its key operating segments, which are also the reportable segments: The Venetian Macao, The Londoner Macao, The Parisian Macao, The Plaza Macao and Sands Macao. The Group also reviews construction and development activities for each of its primary projects currently under development, in addition to its reportable segments noted above, which include the renovation, expansion and rebranding of Sands Cotai Central to The Londoner Macao and The Londoner Court. The Group has included Ferry and other operations (comprised primarily of the Group’s ferry operations and various other operations that are ancillary to its properties) to reconcile to consolidated results of operations and financial condition.

The Venetian Macao, The Londoner Macao, The Parisian Macao, The Plaza Macao and Sands Macao derive their revenues primarily from casino wagers, room sales, rental income from the Group’s mall tenants, food and beverage transactions, convention sales and entertainment. Ferry and other operations mainly derive their revenues from the sale of ferry tickets for transportation between Hong Kong and Macao.
Revenue disaggregated by type of revenue and property is as follows:

	Casino	Rooms	Mall(ii),(iii)	Food and beverage	Convention, ferry, retail and other	Net revenues
	US$ in millions
Year ended December 31, 2020
The Venetian Macao	$531	$46	$126	$14	$21	$738
The Londoner Macao	192	42	38	17	8	297
The Parisian Macao	180	33	27	14	5	259
The Plaza Macao	159	17	79	9	1	265
Sands Macao	107	6	1	5	1	120
Ferry and other operations	—	—	—	—	21	21
Inter-segment revenues(i)	—	—	(2)	—	(11)	(13)
	$1,169	$144	$269	$59	$46	$1,687
Year ended December 31, 2019
The Venetian Macao	$2,875	$222	$254	$73	$86	$3,510
The Londoner Macao	1,541	320	71	97	23	2,052
The Parisian Macao	1,376	130	53	70	21	1,650
The Plaza Macao	650	41	151	31	4	877
Sands Macao	576	18	3	27	4	628
Ferry and other operations	—	—	—	—	106	106
Inter-segment revenues(i)	—	—	(1)	—	(14)	(15)
	$7,018	$731	$531	$298	$230	$8,808
Year ended December 31, 2018
The Venetian Macao	$2,829	$223	$234	$81	$107	$3,474
The Londoner Macao	1,622	331	69	102	29	2,153
The Parisian Macao	1,265	124	57	65	22	1,533
The Plaza Macao	502	39	145	29	4	719
Sands Macao	598	17	3	27	5	650
Ferry and other operations	—	—	—	—	151	151
Inter-segment revenues(i)	—	—	(1)	—	(14)	(15)
	$6,816	$734	$507	$304	$304	$8,665

____________________
(i)    Inter-segment revenues are charged at prevailing market rates.
(ii)    Of this amount, US$199 million and US$70 million for the year ended December 31, 2020, US$456 million and US$75 million for the year ended December 31, 2019, US$436 million and US$71 million for the year ended December 31, 2018 are related to income from right-of-use and management fee and other, respectively. Income from right-of-use is recognized in accordance with IFRS 16 Leases and all other revenues are recognized in accordance with IFRS 15 Revenue from contracts with customers.
(iii)    For the year ended December 31, 2020, rent concessions of US$215 million were provided to tenants as a result of the COVID-19 Pandemic and the impact on mall operations.

The following is a reconciliation of adjusted property EBITDA to (loss)/profit for the year attributable to equity holders of the Company:

		Year ended December 31,
		2020	2019	2018
	Notes	US$ in millions
Adjusted property EBITDA (Unaudited)(i)
The Venetian Macao		$(53)	$1,407	$1,378
The Londoner Macao		(184)	726	759
The Parisian Macao		(131)	544	484
The Plaza Macao		33	345	262
Sands Macao		(76)	175	178
Ferry and other operations		(17)	(4)	18
Total adjusted property EBITDA		(428)	3,193	3,079
Share-based compensation, net of amount capitalized(ii)		(15)	(14)	(13)
Corporate expense(iii)	4(a)	(45)	(129)	(125)
Pre-opening expense	4(b)	(11)	(23)	(5)
Depreciation and amortization		(684)	(706)	(655)
Net foreign exchange gains	6	17	35	4
Impairment loss on property and equipment	3(c)	—	(65)	—
Loss on disposal of property and equipment, investment properties and intangible assets	6	(73)	(16)	(131)
Operating (loss)/profit		(1,239)	2,275	2,154
Interest income		11	38	20
Interest expense, net of amounts capitalized		(279)	(280)	(225)
Loss on modification or early retirement of debt		—	—	(81)
(Loss)/profit before income tax		(1,507)	2,033	1,868
Income tax (expense)/benefit		(16)	—	7
(Loss)/profit for the year attributable to equity holders of the Company		$(1,523)	$2,033	$1,875

____________________
(i)    Adjusted property EBITDA, which is a non-IFRS financial measure, is profit or loss attributable to equity holders of the Company before share-based compensation, corporate expense, pre-opening expense, depreciation and amortization, net foreign exchange gains or losses, impairment loss on property and equipment, gain or loss on disposal of property and equipment, investment properties and intangible assets, interest, gain or loss on modification or early retirement of debt and income tax benefit or expense. Management utilizes adjusted property EBITDA to compare the operating profitability of its operations with those of its competitors, as well as a basis for determining certain incentive compensation. Integrated resort companies have historically reported adjusted property EBITDA as a supplemental performance measure to IFRS financial measures. In order to view the operations of their properties on a more stand-alone basis, integrated resort companies, including the Group, have historically excluded certain expenses that do not relate to the management of specific properties, such as pre-opening expense and corporate expense, from their adjusted property EBITDA calculations. Adjusted property EBITDA should not be interpreted as an alternative to profit or operating profit (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity), in each case, as determined in accordance with IFRS. The Group has significant uses of cash flow, including capital expenditures, dividend payments, interest payments, debt principal repayments and income taxes, which are not reflected in adjusted property EBITDA. Not all companies calculate adjusted property EBITDA in the same manner. As a result, adjusted property EBITDA as presented by the Group may not be directly comparable to other similarly titled measures presented by other companies.
(ii)    The amount comprises of US$9 million, US$13 million and US$13 million equity-settled shared-based payment expense, net of amounts capitalized and US$6 million, US$1 million and nil cash-settled share-based payment expense, net of amounts capitalized, for the years ended December 31, 2020, 2019, and 2018, respectively.
(iii)    The amount excludes share-based payment expense of US$2 million, nil, and nil for the years ended December 31, 2020, 2019, and 2018, respectively.
(a)    Corporate expense

		Year ended December 31,
		2020	2019	2018
	Note		US$ in millions
Royalty fees	25(a)(v)	$22	$110	$106
Management fees		4	5	6
Employee benefit expenses		10	7	7
Other support services		3	4	3
Other expenses		6	3	3
		$45	$129	$125

(b)    Pre-opening expense

	Year ended December 31,
	2020	2019	2018
		US$ in millions
Employee benefit expenses	$4	$9	$1
Advertising and promotions	2	9	—
Contract labor and services	2	3	1
Utilities and operating supplies	2	—	2
Other support services	—	1	1
Other expenses	1	1	—
	$11	$23	$5

	Year ended December 31,
	2020	2019	2018
		US$ in millions
Depreciation and amortization
The Venetian Macao	$181	$159	$146
The Londoner Macao	230	299	274
The Parisian Macao	163	161	163
The Plaza Macao	71	40	33
Sands Macao	27	27	24
Ferry and other operations	12	20	15
	$684	$706	$655

	Year ended December 31,
	2020	2019	2018
		US$ in millions
Capital expenditures
The Venetian Macao	$140	$131	$179
The Londoner Macao	721	276	130
The Parisian Macao	11	32	130
The Plaza Macao	156	296	63
Sands Macao	8	16	29
Ferry and other operations	2	3	1
	$1,038	$754	$532

	December 31,
	2020	2019
	US$ in millions
Total assets
The Venetian Macao	$2,438	$3,236
The Londoner Macao	4,324	4,531
The Parisian Macao	2,138	2,372
The Plaza Macao	1,219	1,255
Sands Macao	319	323
Ferry and other operations	110	383
	$10,548	$12,100

Almost all of the non-current assets of the Group are located in Macao.

5.    EMPLOYEE BENEFIT EXPENSES (INCLUDING DIRECTORS’ EMOLUMENTS)

	Year ended December 31,
	2020	2019	2018
		US$ in millions
Wages, salaries, bonus and termination costs	$919	$1,145	$1,096
Staff meals	46	57	55
Pension costs - defined contribution plan	35	40	38
Share-based compensation, net of amount capitalized(i)	15	14	13
Other employee benefit expenses	35	36	36
	$1,050	$1,292	$1,238

____________________
(i)    Share-based compensation of US$1 million, US$1 million and US$1 million was capitalized during the years ended December 31, 2020, 2019 and 2018, respectively. For further information related to the Company’s equity award plan and LVS’ equity award plan, see Note 26 to the consolidated financial statements.
(a)    Pension costs — defined contribution plan
Contributions totaling US$6 million and US$8 million remained payable to the provident fund as at December 31, 2020 and 2019, respectively. Forfeited contributions totaling US$4 million and US$4 million, respectively, were utilized during the year ended December 31, 2020 and 2019, leaving US$1 million and US$1 million available at year end December 31, 2020 and 2019, respectively, to reduce future contributions.
(b)    Directors’ emoluments
The remuneration of the Company’s Directors is as follows:

	Fees	Salaries	Discretionary bonuses(i)	Pension costs	Estimated monetary value of other benefits(ii)	Total
	US$ in thousands
Year ended December 31, 2020
Executive Directors
Sheldon Gary Adelson(iii)	$—	$—	$—	$—	$—	$—
Wong Ying Wai	—	2,724	—	136	2,832	5,692
Non-Executive Directors
Robert Glen Goldstein(iv)	—	—	—	—	—	—
Charles Daniel Forman	200	—	—	—	—	200
Independent Non-Executive Directors
Chiang Yun	200	—	—	—	—	200
Victor Patrick Hoog Antink	230	—	—	—	—	230
Steven Zygmunt Strasser	230	—	—	—	—	230
Kenneth Patrick Chung	200	—	—	—	—	200
	$1,060	$2,724	$—	$136	$2,832	$6,752

	Fees	Salaries	Discretionary bonuses(i)	Pension costs	Estimated monetary value of other benefits(ii)	Total
	US$ in thousands
Year ended December 31, 2019
Executive Directors
Sheldon Gary Adelson(iii)	$—	$—	$—	$—	$—	$—
Wong Ying Wai	—	2,350	1,502	117	618	4,587
Non-Executive Directors
Robert Glen Goldstein(iv)	—	—	—	—	—	—
Charles Daniel Forman	150	—	—	—	—	150
Independent Non-Executive Directors
Chiang Yun	150	—	—	—	—	150
Victor Patrick Hoog Antink	180	—	—	—	—	180
Steven Zygmunt Strasser	180	—	—	—	—	180
Kenneth Patrick Chung	150	—	—	—	—	150
	$810	$2,350	$1,502	$117	$618	$5,397

	Fees	Salaries	Discretionary bonuses(i)	Pension costs	Estimated monetary value of other benefits(ii)	Total
	US$ in thousands
Year ended December 31, 2018
Executive Directors
Sheldon Gary Adelson(iii)	$—	$—	$—	$—	$—	$—
Wong Ying Wai	—	2,337	1,494	117	667	4,615
Non-Executive Directors
Robert Glen Goldstein(iv)	—	—	—	—	—	—
Charles Daniel Forman	150	—	—	—	—	150
Independent Non-Executive Directors
Chiang Yun	150	—	—	—	—	150
Victor Patrick Hoog Antink	180	—	—	—	—	180
Steven Zygmunt Strasser	180	—	—	—	—	180
Kenneth Patrick Chung	150	—	—	—	—	150
Wang Sing(v)	117	—	—	—	—	117
	$927	$2,337	$1,494	$117	$667	$5,542

____________________
(i)    The discretionary bonuses are determined by reference to the individual performance of the Directors and the Chief Executives and the Group’s performance, and approved by the Remuneration Committee.
(ii)    Other benefits mainly include the share options and restricted share units under the Equity Award Plan, accommodation, meals, home visit travel costs and medical insurance. The value of the share options and restricted share units granted to the Directors represents the amount recognized as an expense during the year in accordance with IFRS 2 Share-based payment.
(iii)    Sheldon Gary Adelson took a medical leave of absence from his positions as the Chairman, Chief Executive Officer and the Chairman of the Nomination Committee of the Company and was re-designated as a Non-Executive Director of the Company, in each case, with effect from January 7, 2021. Mr. Adelson passed away in the United States on January 11, 2021.
(iv)    Robert Glen Goldstein was appointed as the Acting Chairman, Acting Chief Executive Officer, the Acting Chairman of the Nomination Committee, and was re-designated as an Executive Director of the Company, in each case, with effect from January 7, 2021. Subsequently he was appointed as the Chairman of the Board, the Chief Executive Officer and the Chairman of the Nomination Committee of the Company, in each case, with effect from January 27, 2021.
(v)    Wang Sing was appointed as an Independent Non-Executive Director with effect from July 14, 2017 and resigned as an Independent Non-Executive Director with effect from October 11, 2018.
The Executive Directors’ emoluments were for their services in connection with the management of the affairs of the Group. The Non-Executive Directors’ and Independent Non-Executive Directors’ emoluments were for their services as directors of the Company.
In addition to the Directors’ emoluments disclosed above, Sheldon Gary Adelson and Robert Glen Goldstein received compensation (inclusive of share-based compensation) from LVS in respect of their services to LVS and its subsidiaries (including the Group). An amount of US$1 million, US$4 million and US$3 million was charged by LVS to the Group in respect of such management and administrative services of Robert Glen Goldstein provided to the Group for each of the years ended December 31, 2020, 2019 and 2018.
No emoluments were paid to any Directors as an inducement to join or upon joining the Group or as compensation for loss of office for the three years ended December 31, 2020.
With the exception of the continuing connected transactions disclosed in the 2020 Annual Report, 2019 Annual Report and 2018 Annual Report of the Company, none of the Directors has any material interests in transactions, arrangements or contracts entered into by the Company or the LVS Group.
None of the Directors waived or has agreed to waive any emoluments for the three years ended December 31, 2020.
(c)    Five highest paid individuals
For each of the years ended December 31, 2020, 2019 and 2018, the five individuals whose emoluments were the highest in the Group include one Director whose emoluments are reflected in the analysis presented above. The emoluments of the remaining four individuals for the three years ended December 31, 2020, are as follows:

	Year ended December 31,
	2020	2019	2018
	US$ in thousands
Basic salaries, allowances and benefits in kind	$6,530	$4,720	$4,100
Discretionary bonus	—	3,858	2,551
Share-based compensation(i)	2,846	781	1,396
Pension costs	206	219	191
	$9,582	$9,578	$8,238

____________________
(i)    The value of the share options and restricted share units granted to the individuals represents the amount recognized as an expense during the year in accordance with IFRS 2 Share-based payment.
The emoluments of the above mentioned individuals fall within the following bands:

		Year ended December 31,
		2020	2019	2018
Range in HK$	Range in US$ equivalent	Number of individuals
10,500,001 – 11,000,000	1,354,000 – 1,419,000	1	—	—
13,000,001 – 13,500,000	1,677,000 – 1,741,000	—	—	1
13,500,001 – 14,000,000	1,741,000 – 1,806,000	1	—	—
15,500,001 – 16,000,000	1,999,000 – 2,064,000	—	—	1
16,000,001 – 16,500,000	2,064,000 – 2,128,000	—	2	1
17,500,001 – 18,000,000	2,257,000 – 2,322,000	1	1	—
19,000,001 – 19,500,000	2,451,000 – 2,515,000	—	—	1
24,500,001 – 25,000,000	3,160,000 – 3,225,000	—	1	—
32,000,001 – 32,500,000	4,128,000 – 4,192,000	1	—	—
		4	4	4

No emoluments were paid to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office for the three years ended December 31, 2020.

6.    OTHER EXPENSES, GAINS AND LOSSES

		Year ended December 31,
		2020	2019	2018
	Notes		US$ in millions
Utilities and operating supplies		$116	$195	$207
Contract labor and services		65	152	151
Repairs and maintenance		65	85	93
Provision for expected credit losses, net		52	24	9
Advertising and promotions		27	129	124
Royalty fees	25(a)(v)	22	113	112
Management fees(i)		16	47	50
Lease payments for which the recognition exemption is applied and variable lease payments not included in lease liabilities	13(c)	3	8	—
Operating lease expense		—	—	15
Auditor’s remuneration		2	2	2
Loss on disposal of property and equipment, investment properties and intangible assets(ii), (iii)		73	16	131
Impairment loss on property and equipment(iv)	3(c)	—	65	—
Net foreign exchange gains		(17)	(35)	(4)
Other support services		58	101	100
Other operating expenses		62	115	99
		$544	$1,017	$1,089

____________________
(i)     Total management fees for the year ended December 31, 2020, 2019 and 2018 includes US$3 million, US$24 million and US$23 million charged by third parties and US$13 million, US$23 million and US$27 million charged by related parties, net of amounts capitalized.
(ii)    The loss for the year ended December 31, 2020 includes demolition cost of US$34 million primarily related to The Londoner Macao project.
(iii)    The loss for the year ended December 31, 2018 primarily consisted of a loss of US$128 million on asset disposals related to the preparation of the construction site for The Grand Suites at Four Seasons.
(iv)    The impairment loss for the year ended December 31, 2019 resulted from the decrease in volume of passengers in our ferry operations. For details refer to Note 3(c).
7.    INTEREST EXPENSE, NET OF AMOUNTS CAPITALIZED

	Year ended December 31,
	2020	2019	2018
		US$ in millions
Senior Notes	$260	$253	$103
Amortization of deferred financing costs	17	15	22
Lease liabilities	8	8	—
Finance lease liabilities	—	—	8
Bank borrowings	2	—	85
Standby fee and other financing costs	13	13	11
	300	289	229
Less: interest capitalized	(21)	(9)	(4)
	$279	$280	$225

A capitalization rate of 3.2% to 5.1%, 4.4% to 5.3% and 3.2% to 5.4% for the years ended December 31, 2020, 2019 and 2018, respectively, was used, representing the effective finance costs of the loans to finance the assets under construction.

8.    INCOME TAX EXPENSE/(BENEFIT)

	Year ended December 31,
	2020	2019	2018
		US$ in millions
Current income tax
Lump sum in lieu of Macao complementary tax on dividends	$5	$5	$5
Deferred income tax expense/(benefit)	11	(5)	(12)
Income tax expense/(benefit)	$16	$—	$(7)

Deferred income tax expense was US$11 million for the year ended December 31, 2020, compared to deferred income tax benefit of US$5 million for the year ended December 31, 2019. The deferred income tax expense in 2020 was primarily due to the reversal of deferred tax assets related to accelerated book depreciation of fixed assets disposed in 2020 not deductible for tax purposes while the deferred income tax benefit in 2019 was primarily due to the reversal of deferred tax liabilities related to accelerated tax depreciation allowance.
(a)    Macao complementary tax
Macao complementary tax is levied at progressive rates ranging from 3% to 9% on the taxable income above MOP32,000 (equivalent to US$4,000) but below MOP300,000 (equivalent to US$37,500), and thereafter at a fixed rate of 12%. For the three years ended December 31, 2020, a special complementary tax incentive was provided to the effect that the tax free income threshold was increased from MOP32,000 to MOP600,000 (equivalent to US$4,000 to US$75,000) with the profit above MOP600,000 (equivalent to US$75,000) being taxed at a fixed rate of 12%. Additionally, for the year ended December 31, 2019, a special complementary tax incentive was provided to reduce complementary tax payable by a maximum of MOP300,000 (equivalent to US$37,500).
Pursuant to the Dispatch No. 320/2013 issued by the Chief Executive of Macao on October 3, 2013, VML was granted an extension of the tax exemption regarding Macao complementary tax on its gaming activities for an additional five years, effective from the tax year 2014 to the tax year 2018. Pursuant to the Dispatch No. 194/2018 issued by the Chief Executive of Macao on August 20, 2018, VML was granted an extension of the tax exemption through June 26, 2022, the date VML’s Subconcession Contract expires. Regarding the other subsidiaries, during the three years ended December 31, 2020, Macao complementary tax is calculated progressively at a maximum of 12% of the estimated assessable profit.
(b)    Lump sum in lieu of Macao complementary tax on dividends
VML entered into Shareholder Dividend Tax Agreements with the Macao government. The agreements provided for an annual payment in lieu of Macao complementary tax otherwise due by VML’s shareholders on dividend distributions to them from gaming profits, effective through the end of 2018. In April 2019, VML entered into another Shareholder Dividend Tax Agreement with the Macao government for an extension of the agreement through June 26, 2022, to correspond to the Macao complementary tax exemption on its gaming activities (see also Note 8(a)).
(c)    Hong Kong profits tax
The Company’s subsidiaries that carry on business in Hong Kong are subject to the Hong Kong profits tax at the maximum rate of 16.5% for the years ended December 31, 2020, 2019 and 2018.

(d)    Reconciliation between income tax expense/(benefit) and accounting (loss)/profit at applicable tax rates
The tax on the Group’s (loss)/profit before income tax differs from the theoretical amount that would arise using the domestic tax rates applicable to the consolidated entities in the respective jurisdictions as follows:

	Year ended December 31,
	2020	2019	2018
	US$ in millions
(Loss)/profit before income tax	$(1,507)	$2,033	$1,868
Tax calculated at domestic rates applicable in the respective jurisdictions	(174)	261	238
Tax effects of :
Income not subject to tax(i)	(247)	(966)	(905)
Expenses not deductible for tax purposes(i), (ii)	271	603	574
Amortization of pre-opening expenses previously not recognized	(2)	(1)	(3)
Origination and reversal of temporary difference, net	5	4	4
Tax losses for which no deferred income tax assets were recognized	158	95	80
Lump sum in lieu of Macao complementary tax of dividends	5	5	5
Other	—	(1)	—
Income tax expense/(benefit)	$16	$—	$(7)

____________________
(i)    For the three years ended December 31, 2020, VML was exempt from Macao complementary tax on its gaming activities (see also Note 8(a)). In addition, lease/right-of-use income recorded in VML, Venetian Cotai Limited (“VCL”) and Venetian Orient Limited (“VOL”) were subject to property tax (Note (ii)), and should, therefore, also be excluded from Macao complementary tax calculations. Accordingly, casino revenues and lease/right-of-use income and their corresponding expenses incurred were presented as “Income not subject to tax” and “Expenses not deductible for tax purposes”, respectively, in the calculations above.
    Additionally, for the three years ended December 31, 2020, the Company received dividend income from a subsidiary. The dividend income is not subject to Hong Kong profits tax.
(ii)    Lease/right-of-use income recorded in VML, VCL and VOL are exempt from property tax for the first four and six years for the newly constructed buildings in Macao and on Cotai, respectively, pursuant to Article 9(1)(a) of Lei no. 19/78/M. If the buildings in Macao and on Cotai also qualify for Tourism Utility Status, the property tax exemption can be extended by another four and six years, respectively, pursuant to Article 15(a) of Lei no. 81/89/M. The exemption for the Sands Macao expired in August 2012, for The Venetian Macao in August 2019 with exception of its casino area which expired in August 2013, and for The Plaza Macao in August 2020. The exemptions for The Londoner Macao and The Parisian Macao will be expiring in December 2027 and September 2028 respectively. Regarding The Grand Suites at Four Seasons, under the initial exemption, it has an exemption with expiration date of April 2019. The Group is currently working on obtaining the second exemption for The Grand Suites at Four Seasons.

9.    (LOSS)/EARNINGS PER SHARE
Basic (loss)/earnings per share is calculated by dividing the (loss)/profit for the year attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.
Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the years ended December 31, 2020, 2019 and 2018, the Company had outstanding share options that would potentially dilute the ordinary shares.
The calculation of basic and diluted (loss)/earnings per share is based on the following:

	Year ended December 31,
	2020	2019	2018
(Loss)/profit for the year attributable to equity holders of the Company (US$ in millions)	$(1,523)	$2,033	$1,875
Weighted average number of shares for basic (loss)/earnings per share (thousand shares)	8,089,202	8,085,149	8,078,946
Adjustments for share options (thousand shares)(i)	—	5,057	7,328
Weighted average number of shares for diluted (loss)/earnings per share (thousand shares)	8,089,202	8,090,206	8,086,274
(Loss)/earnings per share, basic	(US18.82 cents)	US25.14 cents	US23.21 cents
(Loss)/earnings per share, basic(ii)	(HK145.90 cents)	HK195.79 cents	HK181.75 cents
(Loss)/earnings per share, diluted	(US18.82 cents)	US25.13 cents	US23.19 cents
(Loss)/earnings per share, diluted(ii)	(HK145.90 cents)	HK195.71 cents	HK181.59 cents

____________________
(i)    The computation of the diluted loss per share for the year ended December 31, 2020 did not assume the exercise of the Company's share options because the exercise would result in a decrease in loss per share.
(ii)    The translation of US$ amounts into HK$ amounts has been made at the exchange rate on December 31, 2020, 2019 and 2018 of US$1.00 to HK$7.7526, US$1.00 to HK$7.7879 and US$1.00 to HK$7.8306, respectively.
10.    DIVIDENDS
Dividend payments made during the year were as follows:

	Year ended December 31,
	2020	2019	2018
	US$ in millions
2019 interim dividend of HK$0.99 (equivalent to US$0.127) per ordinary share declared on January 17, 2020 and paid(i)	$1,025	$—	$—
2018 interim dividend of HK$0.99 (equivalent to US$0.127) per ordinary share declared on January 18, 2019 and paid(i)	—	1,023	—
2018 final dividend of HK$1.00 (equivalent to US$0.127) per ordinary share declared on May 24, 2019 and paid(i)	—	1,031	—
2017 interim dividend of HK$0.99 (equivalent to US$0.127) per ordinary share declared on January 19, 2018 and paid(i)	—	—	1,023
2017 final dividend of HK$1.00 (equivalent to US$0.127) per ordinary share declared on May 25, 2018 and paid(i)	—	—	1,030
	$1,025	$2,054	$2,053

____________________
(i)     The 2019 interim dividend, the 2018 interim and final dividend, the 2017 interim and final dividend were not recognized as a liability as at December 31, 2019, 2018 and 2017, respectively. They were reflected as appropriation of reserves during 2020, 2019 and 2018, respectively.
On January 17, 2020, the Board declared an interim dividend of HK$0.99 (equivalent to US$0.127) per share in respect of the year ended December 31, 2019, payable to Shareholders of the Company whose names appeared on the register of members of the Company on February 5, 2020. The interim dividend, amounting in aggregate to HK$8.01 billion (equivalent to US$1.03 billion), was paid on February 21, 2020.
On April 17, 2020, the Board resolved not to recommend the payment of a final dividend in respect of the year ended December 31, 2019.
The Board does not recommend the payment of a final dividend in respect of the year ended December 31, 2020.

11.    INVESTMENT PROPERTIES, NET

	2020	2019
	US$ in millions
At January 1
Cost	$1,004	$988
Accumulated depreciation	(417)	(359)
At January 1	$587	$629

Year ended December 31
Opening net book amount	$587	$629
Additions	7	6
Adjustments to project costs	(3)	—
Transfers	2	6
Depreciation	(52)	(57)
Exchange difference	2	3
Closing net book amount	$543	$587

At December 31
Cost	$990	$1,004
Accumulated depreciation	(447)	(417)
At December 31	$543	$587

(a)Measuring investment property at fair value
The Group engaged an independent professional valuer, Knight Frank Petty Limited, to perform the valuation of the Group’s investment properties, which are located in Macao, on an annual basis. Knight Frank Petty Limited is a professionally qualified independent external valuer, and had appropriate recent experience in the relevant location and category of the properties being valued. In determining the fair value of the investment properties, the valuer uses assumptions and estimates that reflect, amongst other factors, comparable market transactions in an active market, lease/right-of-use income from current leases/right-of-use and assumptions about lease/right-of-use income from future leases/rights-of-use in light of current market conditions, capitalization rates, terminal yield and reversionary income potential. Valuations were based on income and an open market value approach for all completed properties as follows:

	December 31,
	2020	2019
	US$ in millions
Fair value of the investment properties	$7,686	$8,354

In estimating the fair value of the properties, the highest and best use of the properties is their current use. The fair value estimate of the Group’s investment properties is a Level 3 input.

(b)Amounts recognized in profit or loss for investment properties

	Year ended December 31,
	2020	2019	2018
	US$ in millions
Mall income	$269	$531	$507
Direct operating expenses arising from investment properties that generate right-of-use income	$37	$50	$51
Direct operating expenses that did not generate right-of-use income	$6	$5	$5

During the year ended December 31, 2020, 2019 and 2018, mall income in the table above included turnover fees, representing variable lease income of US$29 million, US$74 million and US$64 million, respectively, and rent concessions of US$215 million granted to mall tenants during the year ended December 31, 2020 as a result of the COVID-19 Pandemic.
(c)Leasing arrangements
The investment properties are leased to mall tenants under operating leases with rentals payable on a monthly basis. Lease payments in the mall leasing contracts include variable lease payments that depend on turnover of the retail store. Where necessary to reduce credit risk, the Group may obtain bank guarantees for the term of a lease or cash security deposit at the commencement of a lease. There is no residual value guarantee for our current mall leases.
The future aggregate minimum lease/base fee receivables under non-cancelable agreements are as follows:

	December 31,
	2020	2019
	US$ in millions
No later than 1 year	$334	$361
1 to 2 years	244	289
2 to 3 years	178	205
3 to 4 years	140	67
4 to 5 years	113	42
Later than 5 years	407	47
	$1,416	$1,011

12.    PROPERTY AND EQUIPMENT, NET
The movements of property and equipment for the year are as follows:

	Leasehold interests in land	Land improvements	Buildings and building improvements	Leasehold improvements	Vehicles	Ferries	Furniture, fittings & equipment	Construction- in-progress	Total
	US$ in millions
At January 1, 2019
Cost	$675	$389	$9,161	$7	$43	$251	$1,904	$159	$12,589
Accumulated depreciation	(123)	(146)	(2,696)	(6)	(36)	(129)	(1,319)	—	(4,455)
At January 1, 2019	$552	$243	$6,465	$1	$7	$122	$585	$159	$8,134
Year ended December 31, 2019
Opening net book amount	$552	$243	$6,465	$1	$7	$122	$585	$159	$8,134
IFRS 16 transition adjustment	—	—	6	—	—	—	—	—	6
Restated balance, beginning of period	552	243	6,471	1	7	122	585	159	8,140
Additions	—	3	7	1	35	—	89	768	903
Adjustments to project costs	—	—	—	—	—	—	1	(13)	(12)
Disposals	—	—	(1)	—	—	—	(3)	(4)	(8)
Transfers	—	5	265	—	—	—	143	(419)	(6)
Impairment	—	—	—	—	—	(65)	—	—	(65)
Depreciation	(12)	(9)	(442)	(1)	(6)	(12)	(151)	—	(633)
Exchange difference	—	1	35	—	—	—	3	3	42
Closing net book amount	$540	$243	$6,335	$1	$36	$45	$667	$494	$8,361
At December 31, 2019
Cost	$675	$399	$9,377	$7	$63	$252	$2,082	$494	$13,349
Accumulated depreciation	(135)	(156)	(3,042)	(6)	(27)	(207)	(1,415)	—	(4,988)
At December 31, 2019	$540	$243	$6,335	$1	$36	$45	$667	$494	$8,361
Year ended December 31, 2020
Opening net book amount	$540	$243	$6,335	$1	$36	$45	$667	$494	$8,361
Additions	1	—	9	2	29	—	47	1,024	1,112
Adjustments to project costs	(2)	(7)	4	—	—	—	(2)	—	(7)
Disposals	—	(2)	(32)	—	(14)	—	(3)	(2)	(53)
Transfers	—	2	583	—	—	—	156	(743)	(2)
Depreciation	(13)	(6)	(404)	(1)	(11)	(5)	(174)	—	(614)
Exchange difference	—	1	30	—	—	—	3	1	35
Closing net book amount	$526	$231	$6,525	$2	$40	$40	$694	$774	$8,832
At December 31, 2020
Cost	$674	$372	$9,890	$7	$66	$252	$2,235	$774	$14,270
Accumulated depreciation	(148)	(141)	(3,365)	(5)	(26)	(212)	(1,541)	—	(5,438)
At December 31, 2020	$526	$231	$6,525	$2	$40	$40	$694	$774	$8,832

Interest expense of US$21 million and US$9 million in Note 7 and other direct costs of US$24 million and US$26 million have been capitalized for the years ended December 31, 2020 and 2019, respectively.
The Group received land concessions from the Macao government to build on the sites on which Sands Macao, The Venetian Macao, The Plaza Macao, The Londoner Macao and The Parisian Macao are located. The Group does not own these land sites; however, the land concessions, which have an initial term of 25 years and are renewable at the Group’s option, in accordance with Macao laws, grant the Group exclusive use of the land. As specified in the land concessions, the Group is required to pay premiums for each parcel as well as annual rent for the term of the land concessions, which may be revised every five years by the Macao government. The initial land lease premiums for all parcels have been fully paid for. The Group anticipates a useful life of 50 years related to these land concessions.
As at December 31, 2020 and 2019, the Group’s property and equipment were not pledged as securities for any liabilities.

13.LEASES
This note provides information for leases where the Group is a lessee. For leases where the Group is a lessor, see Note 11(b) and 11(c).
(a)Right-of-use assets under IFRS 16 (upon application of IFRS 16 on January 1, 2019)
The movements of right-of-use assets included within "Property and equipment, net" and "Investment properties, net" for the year are as follows:

	Property and equipment, net - Leasehold interests in land	Property and equipment, net - Other	Investment properties, net - Leasehold interests in land	Total Right-of-use assets
	US$ in millions
At January 1, 2019
Cost	$675	$14	$56	$745
Accumulated depreciation	(123)	(10)	(12)	(145)
At January 1, 2019	$552	$4	$44	$600
Year ended December 31, 2019
Opening net book amount	$552	$4	$44	$600
IFRS 16 transition adjustment	—	6	—	6
Restated balance, beginning of period	552	10	44	606
Additions	—	20	—	20
Depreciation	(12)	(9)	(1)	(22)
Closing net book amount	$540	$21	$43	$604
At December 31, 2019
Cost	$675	$32	$56	$763
Accumulated depreciation	(135)	(11)	(13)	(159)
At December 31, 2019	$540	$21	$43	$604
Year ended December 31, 2020
Opening net book amount	$540	$21	$43	$604
Additions	1	25	—	26
Disposals	—	(14)	—	(14)
Adjustments to costs	(2)	—	—	(2)
Depreciation	(13)	(13)	(1)	(27)
Closing net book amount	$526	$19	$42	$587
At December 31, 2020
Cost	$674	$40	$56	$770
Accumulated depreciation	(148)	(21)	(14)	(183)
At December 31, 2020	$526	$19	$42	$587

(b)Lease liabilities
Lease liabilities under IFRS 16 (upon application of IFRS 16 on January 1, 2019)
The lease liabilities included within borrowings are as follows:

	December 31,
	2020	2019
	US$ in millions
Current liabilities - Borrowings	$21	$19
Non-current liabilities - Borrowings	124	128
Total Lease liabilities	$145	$147

The weighted average effective interest rate of lease liabilities as at December 31, 2020 and 2019 is 4.9% and 4.9%, respectively. The maturity analysis of the lease liabilities are presented in Note 27(a)(iii).
(c)Amounts recognized in the consolidated income statement under IFRS 16 (upon application of IFRS 16 on January 1, 2019)

	Year ended December 31,
	2020	2019
	US$ in millions
Depreciation charge of right-of-use assets:
Investment properties, net - Leasehold interests in land	$1	$1
Property and equipment, net - Leasehold interests in land	13	12
Property and equipment, net - other	13	9
	27	22

Interest expense on lease liabilities	8	8
Expense relating to short-term leases for which the recognition exemption is applied	1	2
Expense relating to low-value items for which the recognition exemption is applied	1	1
Expense relating to variable lease payments not included in lease liabilities	1	5
	$38	$38

The total cash outflow for leases including interest payments for the years ended December 31, 2020 and 2019 is US$15 million and US$30 million, respectively, which includes variable lease payments, low-value lease payments and short-term lease payments of US$3 million and US$8 million, respectively.
(d)Extension and termination options and residual value guarantee (upon application of IFRS 16 on January 1, 2019)
The Group has leases for various real estate (including leasehold interest in land), vehicles and equipment. The Group’s leases include options to extend the lease term by one month to 10 years. Land concessions in Macao generally have an initial term of 25 years with automatic extensions of 10 years thereafter in accordance with Macao law. The Group anticipates a useful life of 50 years related to the land concessions in Macao. Termination options are included in property and equipment leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The majority of the termination options held are exercisable only by the Group and not by the respective lessor.
The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.
14.    INTANGIBLE ASSETS, NET

	Computer software
	2020	2019
	US$ in millions
At January 1
Cost	$130	$112
Accumulated amortization	(82)	(66)
At January 1	$48	$46
Year ended December 31
Opening net book amount	$48	$46
Additions	11	18
Amortization	(18)	(16)
Closing net book amount	$41	$48
At December 31
Cost	$141	$130
Accumulated amortization	(100)	(82)
At December 31	$41	$48

15.    DEFERRED INCOME TAX LIABILITIES
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
The movements of the deferred tax liabilities are as follows:

Accelerated depreciation allowance
US$ in millions
At January 1, 2019	$(50)
Credit for the year	5
At December 31, 2019	(45)
Charge for the year	(11)
At December 31, 2020	$(56)

Deferred tax assets are recognized for tax loss carryforwards to the extent realization of the related tax benefit through future taxable profits is probable. The unrecognized deferred income tax assets in respect of losses that can be carried forward against future taxable income and pre-opening expenses are as follows:

	December 31,
	2020	2019
	US$ in millions
Arising from unused tax losses	$346	$283
Arising from pre-opening expenses	3	4
	$349	$287

As at December 31, 2020 and 2019, subject to the agreement by tax authorities, out of the total unrecognized tax losses of approximately US$2,835 million and US$2,311 million, respectively, an amount of approximately US$133 million and US$120 million, respectively, can be carried forward indefinitely. The remaining amount of approximately US$2,702 million and US$2,191 million for the years ended December 31, 2020 and 2019, respectively, will expire in one to three years.
16.    TRADE AND OTHER RECEIVABLES AND PREPAYMENTS, NET

		December 31,
		2020	2019
	Note	US$ in millions
Trade receivables		$257	$506
Less: provision for expected credit losses		(137)	(106)
Trade receivables, net	16(a)	120	400
Other receivables		11	56
Prepayments		52	49
Deferred rent		69	81
Less: amortization of deferred rent		(42)	(50)
provision for doubtful deferred rent		(2)	(3)
Prepayments, net		77	77
Trade and other receivables and prepayments, net		208	533
Less: non-current portion:
prepayments		(5)	(6)
deferred rent		(13)	(17)
		(18)	(23)
Current portion		$190	$510

(a)    Trade receivables, net
The aging analysis of trade receivables, net of provision for expected credit losses, is as follows:

	December 31,
	2020	2019
	US$ in millions
0 - 30 days	$89	$259
31 - 60 days	9	42
61 - 90 days	5	26
Over 90 days	17	73
	$120	$400

Trade receivables are measured at amortized costs and the carrying values approximate their fair values at each balance sheet date. The maximum exposure to credit risk is the fair values of trade receivables at each balance sheet date.
Trade receivables are comprised of casino, mall and hotel receivables. The Group extends credit to approved customers and gaming promoters following background checks and investigations of creditworthiness. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.
Trade receivables mainly consist of casino receivables. Credit is granted to certain gaming promoters on a revolving basis. All gaming promoter credit lines are generally subject to monthly review and regular settlement procedures to evaluate the current status of liquidity and financial health of these gaming promoters. Credit is granted based on the performance and financial background of the gaming promoter and, if applicable, the gaming promoter’s guarantor(s). Absent special approval, the credit period granted to selected premium and mass market players is typically 7–15 days, while for gaming promoters, the receivable is typically repayable within one month following the granting of the credit, subject to terms of the relevant credit agreement. The Group generally does not charge interest for credit granted, but requires a personal check or other acceptable forms of security.
There is a concentration of credit risk related to net casino receivables as 67.6% and 41.9% of the casino receivables as at December 31, 2020 and 2019, respectively, were from the top five customers. Other than casino receivables, there are no other concentrations of credit risk with respect to trade receivables. The Group believes the concentration of its credit risk in casino receivables is mitigated substantially by its credit evaluation process, credit policies, credit control and collection procedures, and also believes that there are no concentration of credit risk for which a provision has not been established as at December 31, 2020, 2019 and 2018.
The Group maintains a provision for expected credit losses on casino, mall and hotel receivables and regularly evaluates the balances. The Group specifically analyzes the collectability of each account with a significant balance, based upon the aging of the account, the customer’s financial condition, collection history and any other known information, and the Group makes an allowance for trade receivables. The Group also monitors regional and global economic conditions and forecasts in its evaluation of the adequacy of the recorded provisions. Table games play is primarily cash play, as credit play represented approximately 24.0%, 14.7% and 15.3% of total table games play for the years ended December 31, 2020, 2019 and 2018. The credit extended to gaming promoters and premium players can be offset by the commissions payable to and front money deposited by these gaming promoters, which is considered in the establishment of the provision for expected credit losses.
As at December 31, 2020 and 2019, a gross amount of casino receivables of US$247 million and US$475 million, respectively, was offset by commissions payable and front money deposits in an aggregate amount of US$39 million and US$78 million, respectively, resulting in net amounts of casino receivables before provision for expected credit losses of US$208 million and US$397 million, respectively.
As at December 31, 2020 and 2019, included in the Group’s trade receivables balance were debtors with aggregate carrying amount of US$181 million and US$288 million, which were past due as at the reporting date, of which US$158 million and US$243 million related to casino receivables.
During the year ended December 31, 2020, the collection of casino receivables has been impacted by liquidity issues faced by certain patrons stemming from the COVID-19 Pandemic. The Group has increased the provision for expected credit losses accordingly to account for the expected credit losses due to the COVID-19 Pandemic, refer to Note 3(a) for further information.
As at December 31, 2020 and 2019, except for credit impaired balances and outstanding significant balances with gross amount of US$130 million and US$120 million that have been assessed individually, as part of the Group’s credit risk management, the Group uses debtors’ aging to assess the impairment for its customers because these remaining customers consist of a large number of small customers with common risk characteristics representative of the customers’ abilities to pay all amounts due in accordance with the contractual terms.

The following table provides information about the exposure to credit risk for trade receivables which are assessed based on provision matrix as at December 31, 2020 and 2019, within lifetime ECL.

				December 31,
				2020	2019
				US$ in millions
Provision matrix - debtors’ aging	Expected loss rate
Current (not past due)	—			$53	$169
1-90 days past due	2%	-	10%	16	97
91-360 days past due	15%	-	25%	6	62
More than 360 days past due	50%	-	100%	52	58
				$127	$386

The expected loss rates are estimated based on historical observed default rates over the expected life of the receivable balance and are adjusted for forward-looking information available without undue cost or effort. The grouping is regularly reviewed by management to ensure relevant information about specific debtors is updated.
The following table shows the movement in lifetime ECL that has been recognized for trade receivables under the simplified approach.

	December 31,
	2020	2019
	US$ in millions
At beginning of year	$106	$94
Provision for expected credit losses, net	50	24
Amounts written-off	(19)	(13)
Exchange difference	—	1
At end of year	$137	$106

(b)    Other receivables and deferred rent
Other receivables are measured at amortized costs and the carrying values approximate their fair values at each balance sheet date, which also represent the Group’s maximum exposure to credit risk as at December 31, 2020 and 2019. The Group holds security deposits, bank guarantees and letters of credit for certain other receivables and deferred rent. Impairment charges of US$2 million and nil related to deferred rent were recorded for the years ended December 31, 2020 and 2019, respectively, and included in “Other expenses, gains and losses” in the consolidated income statement. Amounts are charged to the provision account and generally written off when the recoverability is remote.
17.    CASH AND CASH EQUIVALENTS

	December 31,
	2020	2019
	US$ in millions
Cash at bank and on hand	$532	$585
Short-term bank deposits	329	1,886
	$861	$2,471

As at December 31, 2020 and 2019, the effective interest rates on short-term bank deposits ranged from 0.1% to 1.0% and 2.3% to 2.9%, respectively, per annum. These deposits have maturities ranging from 5 to 19 days and 12 to 61 days, respectively.
Cash and cash equivalents are measured at amortized costs and the carrying values of cash equivalents are their fair values as at December 31, 2020 and 2019. The estimated fair value of the Group’s cash and cash equivalents is based on level 1 inputs (quoted market prices in active markets). The maximum credit exposure of cash and cash equivalents of the Group as at December 31, 2020 and 2019 amounted to US$747 million and US$2,277 million, respectively.

18.    SHARE CAPITAL

	Ordinary shares of US$0.01 each	US$ in millions
Authorized
At January 1, 2018, December 31, 2018, December 31, 2019 and December 31, 2020	16,000,000,000	$160
Issued and fully paid:
At January 1, 2018	8,074,417,766	$81
Shares issued upon exercise of share options	6,185,925	—
At December 31, 2018	8,080,603,691	81
Shares issued upon exercise of share options	7,748,525	—
At December 31, 2019	8,088,352,216	81
Shares issued upon exercise of share options	1,766,550	—
At December 31, 2020	8,090,118,766	$81

19.    RESERVES
The amount of the Group’s reserves and the movements therein for the current and prior years are set out in the consolidated statement of changes in equity.
(a)    Capital reserve
The capital reserve represents the combined share premium of Venetian Venture Development Intermediate Limited (“VVDIL”) and Cotai Services (HK) Limited.
(b)    Statutory reserve
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
20.    TRADE AND OTHER PAYABLES

		December 31,
		2020	2019
	Notes	US$ in millions
Trade payables	20(a)	$51	$47
Customer deposits and other deferred revenue	20(b)	412	395
Construction payables and accruals		316	278
Outstanding chip liability	20(b)	189	485
Interest payables		156	130
Accrued employee benefit expenses		136	174
Other tax payables		118	302
Loyalty program liability	20(b)	28	31
Casino liabilities		22	41
Payables to related companies	25(b)	3	9
Other payables and accruals		62	104
		1,493	1,996
Less: non-current portion		(105)	(122)
Current portion		$1,388	$1,874

Trade and other payables are measured at amortized cost and the carrying amount approximate their fair values at each balance sheet date.

(a)    Trade payables
The aging analysis of trade payables based on invoice date is as follows:

	December 31,
	2020	2019
	US$ in millions
0-30 days	$31	$33
31-60 days	15	6
61-90 days	3	6
Over 90 days	2	2
	$51	$47

(b)    Contract and contract related liabilities
The Group provides numerous products and services to its customers. There is often a timing difference between the cash payment by the customers and recognition of revenue for each of the associated performance obligations. The Group has the following main types of liabilities associated with contracts with customers: (1) outstanding chip liability, (2) loyalty program liability, and (3) customer deposits and other deferred revenue for gaming and non-gaming products and services yet to be provided.
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
The following table summarizes the liability activity related to contracts with customers:

	Outstanding chip liability		Loyalty program liability		Customer deposits and other deferred revenue(i)
	2020	2019	2020	2019	2020	2019
	US$ in millions
Balance at January 1	$485	$514	$31	$33	$395	$497
Balance at December 31	189	485	28	31	412	395
(Decrease)/increase	$(296)	$(29)	$(3)	$(2)	$17	$(102)

____________________
(i)Of this amount, US$125 million, US$129 million and US$127 million as at December 31, 2020, December 31, 2019, and January 1, 2019, respectively, relates to mall deposits that are accounted for based on lease terms usually greater than one year.
21.    BORROWINGS

	December 31,
	2020	2019
	US$ in millions
Non-current portion
Senior Notes, unsecured	$7,000	$5,535
Lease liabilities	124	128
	7,124	5,663
Less: deferred financing costs	(80)	(74)
	7,044	5,589
Current portion
Lease liabilities	21	19
Total borrowings	$7,065	$5,608

Borrowings are measured at amortized cost and the estimated fair value of the Group’s Senior Notes as at December 31, 2020 and 2019 was approximately US$7.77 billion and US$5.53 billion. As at December 31, 2020 and 2019, the estimated fair value of the Group’s Senior Notes is based on recent trades, if available, and indicative pricing from market information (level 2 inputs)
Senior Notes
On August 9, 2018, the Company issued, in a private offering, three series of senior unsecured notes in an aggregate principal amount of US$5.50 billion, consisting of US$1.80 billion of 4.600% Senior Notes due August 8, 2023 (the “2023 Notes”), US$1.80 billion of 5.125% Senior Notes due August 8, 2025 (the “2025 Notes”) and US$1.90 billion of 5.400% Senior Notes due August 8, 2028 (the “2028 Notes”). A

portion of the net proceeds from the offering was used to repay in full the outstanding borrowings under the 2016 VML Credit Facility. There are no interim principal payments on the 2023 Notes, 2025 Notes or 2028 Notes and interest is payable semi-annually in arrears on each February 8 and August 8, commencing on February 8, 2019. In connection with the US$5.50 billion Senior Notes, the Company entered into fixed-to-variable interest rate swap contracts (see Note 22).
On June 4, 2020, the Company issued, in a private offering, two series of senior unsecured notes in an aggregate principal amount of US$1.50 billion, consisting of US$800 million of 3.800% Senior Notes due January 8, 2026 (the “2026 Notes”) and US$700 million of 4.375% Senior Notes due June 18, 2030 (the “2030 Notes”, and together with the 2023 Notes, 2025 Notes, 2026 Notes and 2028 Notes, the “Senior Notes”). The net proceeds from the offering were used for incremental liquidity and general corporate purposes. There are no interim principal payments on the 2026 Notes or 2030 Notes and interest is payable semi-annually in arrears on each January 8 and July 8, commencing on January 8, 2021, with respect to the 2026 Notes, and on June 18 and December 18, commencing on December 18, 2020, with respect to the 2030 Notes.
The Senior Notes are senior unsecured obligations of the Company. Each series of notes rank equally in right of payment with all of the Company’s existing and future senior unsecured debt and will rank senior in right of payment to all of the Company’s future subordinated debt, if any. The Senior Notes will be effectively subordinated in right of payment to all of the Company’s future secured debt (to the extent of the value of the collateral securing such debt), and will be structurally subordinated to all of the liabilities of the Company’s subsidiaries. None of the Company’s subsidiaries guarantee the Senior Notes.
The 2023 Notes, 2025 Notes and 2028 Notes were issued pursuant to an indenture, dated August 9, 2018 and the 2026 Notes and 2030 Notes were issued pursuant to an indenture, dated June 4, 2020, between the Company and U.S. Bank National Association, as trustee. Upon the occurrence of certain events described in these indentures, the interest rate on the Senior Notes may be adjusted. Both indentures contain covenants, subject to customary exceptions and qualifications, that limit the ability of the Company and its subsidiaries to, among other things, incur liens, enter into sale and leaseback transactions and consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets on a consolidated basis. The indentures also provide for customary events of default.
2018 SCL Credit Facility
On November 20, 2018, the Company as borrower, entered into a facility agreement with the arrangers and lenders named therein and Bank of China Limited, Macau Branch, as agent for the lenders, (the “2018 SCL Credit Facility”) pursuant to which the lenders made available a US$2.0 billion revolving unsecured credit facility to the Company (the “2018 SCL Revolving Facility”). The facility is available until July 31, 2023, and the Company may draw loans under the facility, which may consist of general revolving loans (consisting of a United States dollar component and a Hong Kong dollar component) or loans drawn under a swing-line loan sub-facility (denominated in either United States dollars or Hong Kong dollars). The Company may utilize the loans for general corporate purposes and working capital requirements of the Company and its subsidiaries.
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
The 2018 SCL Credit Facility contains affirmative and negative covenants customary for similar unsecured financings, including, but not limited to, limitations on indebtedness secured by liens on principal properties and sale and leaseback transactions. The 2018 SCL Credit Facility also requires the Company to maintain a maximum ratio of total indebtedness to trailing twelve-month adjusted earnings before interest, income taxes, depreciation and amortization, as defined in the 2018 SCL Credit Facility (the “SCL Credit Facility Adjusted EBITDA”) of 4.00x throughout the life of the facility, and a minimum ratio of the SCL Credit Facility Adjusted EBITDA to net interest expense (including capitalized interest) of 2.50x throughout the life of the facility.
On March 27, 2020, the Company entered into a waiver and amendment request letter (the “Waiver Letter”) with respect to certain provisions of the 2018 SCL Credit Facility, pursuant to which lenders (a) waived the requirements for the Company to ensure the maximum consolidated leverage ratio does not exceed 4.00x and minimum consolidated interest coverage ratio of 2.50x for any quarterly period ending during the period beginning on, and including, January 1, 2020 and ending on, and including, July 1, 2021 (the “SCL Relevant Period”) (other than with respect to the financial year ended on December 31, 2019); (b) waived any default that may arise as a result of any breach of said requirements during the SCL Relevant Period (other than with respect to the financial year ended on December 31, 2019); and (c) extended the period of time during which the Company may supply the agent with (i) its audited consolidated financial statements for the financial year ended on December 31, 2019, to April 30, 2020; and (ii) its audited consolidated financial statements for the financial year ending on December 31, 2020, to April 30, 2021. Pursuant to the Waiver Letter, the Company agreed to pay a customary fee to the lenders that consented.
On September 11, 2020, the Company entered into a waiver extension and amendment request letter (the “Waiver Extension Letter”) with respect to certain provisions of the 2018 SCL Credit Facility, pursuant to which lenders agreed to (a) extend the SCL Relevant Period such that it ends on, and includes, January 1, 2022 instead of July 1, 2021; and (b) amend and restate the 2018 SCL Credit Facility in the form attached to the Waiver Extension Letter, which contains the following amendments: (1) it provides the Company with the option to increase the total borrowing capacity by an aggregate amount of up to US$1.0 billion; and (2) it imposes a restriction on the ability of the Company to declare or make any dividend payment or similar distribution at any time during the period from (and including) July 1, 2020 to (and including) January 1, 2022, if at such time (x) the total borrowing capacity exceeds US$2.0 billion by operation of the increase referred to above; and (y) the maximum consolidated leverage ratio is greater than 4.00x, unless, after giving effect to such payment, the sum of (i) the aggregate amount of cash and cash equivalents of the Company on such date; and (ii) the aggregate amount of the undrawn facility under the 2018 SCL Credit Facility and unused commitments under other credit facilities of the Company is greater than US$2.0 billion. Pursuant to the Waiver Extension Letter, the Company agreed to pay a customary fee to the lenders that consented.
The 2018 SCL Credit Facility also contains certain events of default (some of which are subject to grace and remedy periods and materiality qualifiers), including, but not limited to, events relating to the Company’s gaming operations and the loss or termination of certain land concession contracts.
As at December 31, 2020 and 2019, the Group had US$2.02 billion and US$2.0 billion of available borrowing capacity under the 2018 SCL Credit Facility, respectively.
On January 25, 2021, the Company entered into an agreement with lenders to increase commitments under the 2018 SCL Credit Facility by HK$3.83 billion (approximately US$494 million at the exchange rate in effect on the date of this transaction). Subsequently, on January 29, 2021, the Company drew down US$29 million and HK$2.13 billion (approximately US$274 million at the exchange rate in effect on January 29, 2021) under this facility for general corporate purposes, resulting in a remaining available borrowing capacity of US$2.21 billion.
Reconciliation of liabilities arising from financing activities
The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statement of cash flows as cash flows from financing activities.

	Senior Notes	Bank loans(i)	Lease liabilities	Deferred financing costs	Net interest payables(ii)	Dividend payables	Total
	US$ in millions
Balance at January 1, 2020	$5,535	$—	$147	$(74)	$83	$—	$5,691
Financing cash flows	1,496	(1)	(11)	(20)	(209)	(1,030)	225
Non-cash changes:
Original issue discount	4	—	—	(4)	—	—	—
Accruals	—	—	9	—	282	1,025	1,316
Amortization	—	—	—	17	—	—	17
Foreign exchange movement	—	1	—	1	—	5	7
Fair value adjustment of the interest rate swaps	(35)	—	—	—	—	—	(35)
Balance as at December 31, 2020	$7,000	$—	$145	$(80)	$156	$—	$7,221

	Senior Notes	Lease liabilities	Deferred financing costs	Net interest payables(ii)	Dividend Payables	Total
	US$ in millions
Balance at January 1, 2019	$5,515	$135	$(88)	$83	$—	$5,645
Adjustments arising from adoption of IFRS 16	—	6	—	—	—	6
Restated opening balance	5,515	141	(88)	83	—	5,651
Financing cash flows	—	(13)	(2)	(274)	(2,051)	(2,340)
Non-cash changes:						—
Accruals	—	19	1	274	2,054	2,348
Amortization	—	—	15	—	—	15
Foreign exchange movement	—	—	—	—	(3)	(3)
Fair value adjustment of the interest rate swaps	20	—	—	—	—	20
Balance as at December 31, 2019	$5,535	$147	$(74)	$83	$—	$5,691

____________________
(i)    The cash flows from bank loans make up the net amount of proceeds from bank loans and repayments of bank loans in the statement of cash flows.
(ii)    The balance of net interest payables in this table represents the net balance of interest payables and interest rate swap receivables and the cash flows from net interest payables represent the net amount of interest income received from interest rate swaps and interest payment made.

22.    DERIVATIVE FINANCIAL INSTRUMENTS
The Group recognizes all derivatives as financial instruments measured at fair value through profit or loss on the balance sheet. If specific conditions are met, a derivative may be designated as a hedge of specific financial exposures. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and, if used in hedging activities, on its effectiveness as a hedge. In order to qualify for hedge accounting, the underlying hedged item must expose the Group to risks associated with market fluctuations and the financial instrument used must be designated as a hedge and reduce the Group’s exposure to market fluctuation throughout the hedge period.
In August 2018, the Group entered into interest rate swap agreements (the “IR Swaps”), which were qualified and designated as fair value hedges, swapping fixed-rate for variable-rate interest to hedge changes in the fair value of the 2023 Notes, 2025 Notes and 2028 Notes. These IR Swaps had a total notional value of US$5.50 billion and expired in August 2020.
For the year ended December 31, 2020, 2019 and 2018 the Group recorded US$53 million, US$23 million and US$9 million, respectively, as a reduction to interest expense related to the realized amount associated with the IR Swaps.
As at December 31, 2019, the total fair value of the IR Swaps was US$82 million. US$35 million was recorded as an asset in “Other assets, net” current with an equal corresponding adjustment recorded against the carrying value of the Senior Notes. The realized portion of IR Swaps of US$47 million was recorded as interest receivables in “Trade and other receivables and prepayments, net”. The fair value of the IR Swaps was estimated using level 2 inputs from recently reported market forecasts of interest rates. Gains and losses due to changes in fair value of the IR Swaps completely offset changes in the fair value of the hedged portion of the underlying debt; therefore, no gain or loss has been recognized due to hedge ineffectiveness.
23.    NOTE TO CONSOLIDATED STATEMENT OF CASH FLOWS
Cash (used in)/generated from operations is as follows:

	Year ended December 31,
	2020	2019	2018
	US$ in millions
(Loss)/profit before income tax	$(1,507)	$2,033	$1,868
Adjustments for:
Interest income	(11)	(38)	(20)
Interest and other finance costs	261	265	203
Depreciation and amortization	684	706	655
Amortization of deferred financing costs	17	15	22
Amortization of deferred rent	9	13	15
Amortization of other assets	3	3	3
Loss on disposal of property and equipment, investment properties and intangible assets	39	16	131
Impairment loss on property and equipment	—	65	—
Loss on modification or early retirement of debt	—	—	81
Provision for expected credit losses, net	52	24	9
Equity-settled share-based compensation expense, net of amounts capitalized	9	13	13
Net foreign exchange gains	(18)	(34)	(5)
Changes in working capital:
Other assets	—	(5)	(1)
Inventories	2	(2)	1
Trade and other receivables and prepayments	216	(65)	(180)
Trade and other payables	(567)	(191)	260
Cash (used in)/generated from operations	$(811)	$2,818	$3,055
24.    COMMITMENTS AND CONTINGENCIES
(a)    Capital commitments
Significant capital expenditure on property and equipment contracted for at the end of the reporting period but not recognized as liabilities is as follows:

	December 31,
	2020	2019
	US$ in millions
Contracted but not provided for	$385	$1,001

(b)    Litigation
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

(c)    Concession and Subconcession
On June 26, 2002, the Macao government granted a concession to operate casinos in Macao through June 26, 2022, subject to certain qualifications, to Galaxy, a consortium of Macao and Hong Kong-based investors. During December 2002, VML and Galaxy entered into a Subconcession Contract that was recognized and approved by the Macao government and allows VML to develop and operate casino projects, including The Venetian Macao, The Londoner Macao (formerly Sands Cotai Central), The Parisian Macao, The Plaza Macao and Sands Macao, separately from Galaxy. Beginning on December 26, 2017, the Macao government may redeem the Subconcession Contract by providing the Group at least one year’s prior notice. The Subconcession of VML will expire on June 26, 2022.
Under the Subconcession, the Group is obligated to pay to the Macao government an annual premium with a fixed portion and a variable portion based on the number and type of gaming tables it employs and gaming machines it operates. The fixed portion of the premium is equal to MOP30 million (approximately US$4 million at the exchange rate in effect on December 31, 2020). The variable portion is equal to MOP300,000 per gaming table reserved exclusively for certain kinds of games or players, MOP150,000 per gaming table not so reserved and MOP1,000 per electrical or mechanical gaming machine, including slot machines (approximately US$37,570, US$18,785 and US$125, respectively, at the exchange rate in effect on December 31, 2020), subject to a minimum of MOP45 million (approximately US$6 million at the exchange rate in effect on December 31, 2020). The Group is also obligated to pay a special gaming tax of 35% of gross gaming revenues and applicable withholding taxes. The Group must also contribute 4% of its gross gaming revenue to utilities designated by the Macao government, a portion of which must be used for promotion of tourism in Macao. Based on the number and types of gaming tables employed and gaming machines in operation as at December 31, 2020, the Group was obligated under its Subconcession to make minimum future payments of approximately US$41 million during the year ending December 31, 2021, and approximately US$21 million during the year ending December 31, 2022. Based on the number and types of gaming tables employed and gaming machines in operation as at December 31, 2019, the Group was obligated under its Subconcession to make minimum future payments of approximately US$42 million during each of the two years in the period ending December 31, 2021, and approximately US$21 million during the year ending December 31, 2022.
(d)    Construction labor
In recent years, the Group has utilized an imported construction labor quota granted by the Labour Affairs Bureau of the Macao government for purposes of completing outstanding areas within The Londoner Macao (formerly Sands Cotai Central) and The Parisian Macao project and for additions and alterations works in The Venetian Macao, The Plaza Macao and The Londoner Macao (the “Group Quota”). The Group Quota has been renewed and the import quota increased over the years, but is expected to decrease in 2021 as renovation and refurbishment works at The Londoner Macao are gradually completed. The Group Quota alone has historically not provided for sufficient numbers of staff and labor to complete construction works. The shortfall is covered by separate labor quotas applied by and awarded directly to the contractors by the Labour Affairs Bureau of the Macao government (the “Contractor Quota”).
Since 2018, BCA (Macau) Limited has been retained to manage the Group Quota on behalf and at the direction of the Group. However, in accordance with Macao labor law, the Group remains primarily liable for the fulfillment of all employer legal obligations and for the costs associated with persons employed under the Group Quota, including where such persons are seconded to contractors. Contractors utilizing seconded labor under the Group Quota are contractually obligated to reimburse and indemnify the Group for any and all costs incurred as a result of the secondment arrangement. In addition, the Group has the right to recover such costs against any amounts due to the contractors. Although the Group is not directly liable, it may be held vicariously liable for payments under the Contractor Quota if contractors working on the Company’s development projects fail to pay wages. The Group maintains a contingency in case it is unable to fully recover amounts owed to construction labor from contractors in such circumstances.
25.    RELATED PARTY TRANSACTIONS
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
Save as disclosed elsewhere in the consolidated financial statements, the Group had the following transactions with related parties during the year:

(a)    Transactions during the year
(i)    Management fee income

	Year ended December 31,
	2020	2019	2018
	US$ in millions
LVS	$—	$—	$1
Fellow subsidiaries	4	5	4
	$4	$5	$5

The Group provides managements services to LVS Group companies. These services include, but are not limited to, accounting services, information technology support, sourcing of goods and services, and design, development and construction consultancy services and marketing services. Management fees are charged at actual costs incurred or on a cost-plus basis.
(ii)    Management fee expense

	Year ended December 31,
	2020	2019	2018
	US$ in millions
LVS	$10	$19	$20
Fellow subsidiaries	3	7	7
	$13	$26	$27

LVS Group companies provide management services to the Group. These services include, but are not limited to, human resources support, accounting services, sourcing of goods and services, sourcing of tenants for the malls, transportation services, other various types of marketing and promotion activities for the Group, and design, development and construction consultancy services. Management fees are charged at actual costs incurred or on a cost-plus basis.
(iii)    Expenses billed to/paid by other LVS group companies
During the year, the Group incurred certain expenses on behalf of other LVS group companies, or vice versa. The Group charged/reimbursed other LVS group companies for these expenses at cost.
(iv)    Key management personnel remuneration
No transactions have been entered into with the Directors of the Company (being the key management personnel) during the years ended December 31, 2020, 2019 and 2018 other than the emoluments paid to them (being the key management personnel remuneration) as disclosed in Note 5.
(v)    Royalty fees
In November 2009, the Group entered into an agreement with Las Vegas Sands, LLC (“LVS LLC”), an intermediate holding company incorporated in the United States of America, for the use of the trademarks and other intellectual property rights as defined in the agreement. For each of the full fiscal years through the full fiscal year ended December 31, 2012, the Group was required to pay LVS LLC an annual royalty in the amount of 1.5% of non-gaming revenue and Paiza-related gaming revenue of the Sands Macao, 1.5% of all revenue of The Venetian Macao, and 1.5% of all gaming revenue of the Plaza Casino at The Plaza Macao (the “Relevant Royalty”), provided that the total royalty payable in connection with these three properties in each fiscal year was capped at US$20 million per full fiscal year. For each of the subsequent full fiscal years through the full fiscal year ending December 31, 2022, the Group is required to pay an annual royalty being the lesser of the Relevant Royalty or the annual caps reflecting an increase of 20.0% for each subsequent year. Each subsequent Casino Gaming property the Group operates which utilizes any of the licensed marks in connection with generating the relevant revenue will pay, for each of the first three fiscal calendar years after commencement of operations of each subsequent property, a royalty fee of 1.5% of the respective gross revenues of the operations in connection with which such licensed marks are used (each, the “Subsequent Casino Gaming Property Royalty”), subject to a US$20 million cap per fiscal year. For the fiscal calendar years thereafter until expiration of the initial term, the Group will pay LVS LLC an annual royalty being the lesser of the Subsequent Casino Gaming Property Royalty or the annual caps reflecting an increase of 20.0% for each subsequent year. After the commencement of the operation of The Londoner Macao (formerly Sands Cotai Central) and The Parisian Macao in April 2012 and September 2016 respectively, the Group is required to pay royalty fees in connection with these properties. During the years ended December 31, 2020, 2019, and 2018, the Group incurred US$22 million, US$110 million and US$106 million of royalty fees, respectively.
(vi)    Share-based compensation
The Group participates in the share-based compensation plan of LVS (Notes 5 and 26).

(b)    Year-end balances between the Group and related companies

	December 31,
	2020	2019
	US$ in millions
Receivables from related companies:
LVS	$1	$—
Fellow subsidiaries	—	2
	$1	$2

The receivables from related companies are unsecured, interest free and have a credit term of 45 days.

		December 31,
		2020	2019
	Note	US$ in millions
Payables to related companies:
LVS		$—	$3
Intermediate holding company		3	5
Fellow subsidiaries		—	1
	20	$3	$9

The payables to related companies are unsecured, interest free and have a credit term of 45 days.
26.    SHARE-BASED COMPENSATION
(a)    Share options of the Company
Equity Award Plan
The 2009 Equity Award Plan and 2019 Equity Award Plan (collectively, the “Equity Award Plan”) gives the Company a competitive edge in attracting, retaining and motivating employees, directors and consultants and to provide the Company with an equity award plan providing incentives directly related to increases in its Shareholder value. Subject to certain criteria as defined in the Equity Award Plan, the Company's subsidiaries' or affiliates' employees, directors or officers and many of its consultants are eligible for awards under the Equity Award Plan.
The 2009 Equity Award Plan provided for an aggregate of 804,786,508 Shares to be available for awards. The 2009 Equity Award Plan had a term of ten years, which expired on November 30, 2019, no further awards may be granted after the expiration of the term. All existing awards previously granted under the 2009 Equity Award Plan, but which are unexercised or unvested, will remain valid and (where applicable) exercisable in accordance with their respective terms of grant despite the expiry of the 2009 Equity Award Plan. The Company’s Remuneration Committee might, from time to time, grant awards of share options, share appreciation rights, restricted shares, restricted share units, share bonuses (“Share-based Awards”), performance compensation awards or any combination of the foregoing pursuant to the 2009 Equity Award Plan. Effective December 1, 2019, the 2019 Equity Award Plan was approved by Shareholders, with materially the same terms of the 2009 Equity Award Plan. As at December 31, 2020, there were 808,619,139 shares available for grant under the 2019 Equity Award Plan and no share options or any other Share-based Awards (under which new Shares will be issued) were granted during the year under the 2019 Equity Award Plan.
Share options under the Equity Award Plan were granted with an exercise price not less than the highest of (i) the official closing price of the Shares as stated in the daily quotation sheet of the Stock Exchange on the date of grant, which must be a business day, (ii) the average of the official closing price of the Shares as stated in the daily quotation sheets of the Stock Exchange for the five business days immediately preceding the date of grant and (iii) the nominal value of a Share. The outstanding share options generally vest over four years and have ten-year contractual terms. Compensation cost for all share option grants, which all have graded vesting, is net of estimated forfeitures and is recognized on an accelerated granted attribution approach over the awards’ respective requisite service periods.
The Company estimates the fair value of share options using the Black-Scholes option-pricing model. Expected volatilities are based on the Company’s historical volatility for a period equal to the expected life of the share options. The expected option life is based on the contractual term of the option as well as historical exercise and forfeiture behavior. The risk-free interest rate for periods equal to the expected term of the share option is based on the Hong Kong Government Bond rate in effect at the time of the grant for share options granted. The expected dividend yield is based on the estimate of annual dividends expected to be paid at the time of the grant. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

A summary of the share option activity for the Company’s 2009 Equity Award Plan is presented below:

	Year ended December 31,
	2020		2019		2018
	Number of options ’000	Weighted average exercise price US$	Number of options ’000	Weighted average exercise price US$	Number of options ’000	Weighted average exercise price US$
Outstanding at January 1	64,874	$4.99	57,382	$4.81	48,252	$4.39
Granted	—	—	19,410	5.08	18,873	5.62
Exercised	(1,766)	3.41	(7,749)	3.65	(6,186)	3.74
Forfeited	(8,690)	5.51	(4,169)	5.35	(3,557)	5.24
Outstanding at December 31	54,418	$4.96	64,874	$4.99	57,382	$4.81
Exercisable at December 31	32,903	$4.85	22,214	$5.10	18,152	$5.00

The weighted average share price at the date of exercise for share options exercised during the years ended December 31, 2020, 2019, and 2018 was US$4.41, US$5.26 and US$5.72, respectively.
The range of exercise prices and the weighted average remaining contractual life of the above share options outstanding as at the dates indicated are as follows:

	December 31,
	2020		2019		2018
Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life	Number of options outstanding	Weighted average remaining contractual life	Number of options outstanding	Weighted average remaining contractual life
US$	’000	(years)	’000	(years)	’000	(years)
1.01 - 2.00	—	—	210	0.42	811	1.29
2.01 - 3.00	76	0.85	76	1.86	283	2.80
3.01 - 4.00	9,783	4.85	11,045	5.88	14,805	6.94
4.01 - 5.00	13,394	6.34	16,092	7.41	18,673	8.00
5.01 - 6.00	26,587	7.68	31,292	8.65	15,991	9.01
6.01 - 7.00	1,851	5.24	2,023	6.42	2,227	7.26
7.01 - 8.00	1,288	3.27	2,098	4.32	2,554	5.29
8.01 - 9.00	1,439	3.21	2,038	4.21	2,038	5.21
	54,418	6.53	64,874	7.49	57,382	7.64

Fair value estimates of the share options under 2009 Equity Award Plan
The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31,
	2020	2019	2018
Expected volatility	—	36.9%	36.0%
Expected life (years)	—	4.8	4.7
Risk-free annual interest rate	—	1.7%	1.7%
Expected dividends	—	5.0%	5.8%
Weighted average share price at the date of grant (US$)	$—	$5.06	$5.58
Weighted average exercise price (US$)	$—	$5.08	$5.62
Weighted average fair value of each share option granted by the Company (US$)	$—	$1.03	$1.01
(b)    Restricted share units of the Company
Under the 2009 Equity Award Plan and the 2019 Equity Award Plan, the Company granted certain restricted share units (under which no new Shares will be issued) to eligible participants. Such restricted share units will vest over three to four years. Grantees are entitled to a future cash payment from our Group that is equivalent to the fair value of the vested restricted share units and any accumulated dividends in cash upon vesting.

A summary of the restricted share units under the 2009 Equity Award Plan and the 2019 Equity Award Plan is presented below:

	Year ended December 31,
	2020		2019		2018
	Number of restricted share units ’000	Weighted average grant date fair value US$	Number of restricted share units ’000	Weighted average grant date fair value US$	Number of restricted share units ’000	Weighted average grant date fair value US$
Unvested at January 1	1,407	$4.99	—	$—	—	$—
Granted	2,337	4.11	1,412	4.99	—	—
Vested	(244)	4.09	—	—	—	—
Forfeited	(137)	4.97	(5)	4.99	—	—
Unvested at December 31	3,363	$4.44	1,407	$4.99	—	$—

The fair value of each restricted share unit on its grant date is the closing price of the Shares on its grant date. The fair value of each restricted share unit is re-measured at the end of each reporting period until its vesting date. Upon vesting of each restricted share unit, the Group will pay the grantees an amount in cash calculated based on the higher of (i) the closing price of the Company’s shares on the vesting date, and (ii) the average closing price of the Company’s shares for the five trading days immediately preceding the vesting date, in addition to any accumulated cash and dividends equivalents paid by the Company in respect of one Share. If the vesting date is not a trading day, the trading day immediately preceding the vesting date shall be considered as the vesting date. Compensation cost for all restricted share units, which all have graded vesting, is recognized on an accelerated granted attribution approach over the restricted share units’ respective requisite service periods. As at December 31, 2020 and 2019, the accrued liability associated with these cash-settled restricted share units was US$7 million and US$1 million, respectively. For the year ended December 31, 2020, the gain on re-measurement of the liability was less than US$1 million. For the year ended December 31, 2019, the loss on re-measurement of the liability was less than US$1 million. For the year ended December 31, 2018, there were no restricted share units granted and no restricted share units outstanding as at December 31, 2018.
As a result of the Company cash-settling and planning to cash-settle certain future unvested restricted share units on their vesting dates, 852,000 outstanding restricted share units under the Equity Award Plan were modified from equity awards to cash-settled liability awards during the year ended December 31, 2017. The modification affected four employees and resulted in no additional compensation expense. The fair value of these awards is remeasured each reporting period until the vesting dates. Upon settlement, the Group will pay the grantees an amount in cash calculated based on the higher of (i) the closing price of the Company’s shares on the vesting date, and (ii) the average closing price of the Company’s shares for the five trading days immediately preceding the vesting date. If the vesting date is not a trading day, the trading day immediately preceding the vesting date shall be considered as the vesting date. All cash-settled restricted share units which were previously equity-settled have been vested during the year ended December 31, 2018. During the year ended December 31, 2018, the Company paid US$5 million to settle vested restricted share units that were previously classified as equity awards.

	Year ended December 31,
	2018
	Number of restricted share units ’000	Weighted average grant date fair value US$
Cash-settled which were previously equity settled
Unvested at January 1	852	7.51
Vested	(852)	7.51
Unvested at December 31	—	—

(c)    Share options of LVS
The Group participates in the equity-settled share-based compensation plan of LVS which provides for the granting of share options to purchase LVS common stock (the “2004 Plan”).
The 2004 Plan had an original term of ten years and was subsequently extended to December 2019. This was further extended to December 2024 and the number of shares of common stock available for grants was increased by 10,000,000 shares from 26,344,000 (the “Amended 2004 Plan”). Share option awards are granted with an exercise price equal to the fair market value (as defined in the Amended 2004 Plan) of LVS’ share on the date of grant. The outstanding share options generally vest over three to four years and have ten-year contractual terms. As at December 31, 2020, there were 8,998,486 shares available for grant under the Amended 2004 Plan.
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
During the years ended December 31, 2020, 2019 and 2018, 33,768, 41,546 and 23,481 share options were granted at a weighted average exercise price of US$70.06, US$57.05 and US$77.44. During the years ended December 31, 2020 and 2019, no share options were exercised and no share options expired. During the year ended December 31, 2018, 61,875 share options at a weighted average exercise price of US$66.18 were exercised and 102,000 share options at a weighted average exercise price of US$80.08 were expired. As at December 31, 2020 and 2019, there were 132,525 and 98,757 share options outstanding with a weighted average exercise price of US$65.53 and US$63.97, and 63,233 and 30,314 share options were exercisable at a weighted average exercise price of US$65.34 and US$66.82.
The expense allocated to the Group in relation to the Amended 2004 Plan during the years ended December 31, 2020, 2019 and 2018 was US$0.3 million.
27.    FINANCIAL RISK MANAGEMENT
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
The Group’s primary exposures to market risk are interest rate risk associated with long-term borrowings and foreign currency exchange rate risk associated with the Group’s operations. The Group has a policy aimed at managing interest rate risk associated with its current and anticipated future borrowings and foreign currency exchange rate risk associated with operations of its foreign subsidiaries. This policy enables the Group to use any combination of interest rate swaps, futures, options, caps, forward contracts and similar instruments. The Group does not hold or issue financial instruments for trading purposes and does not enter into derivative transactions that would be considered speculative positions.
(i)    Market risk
Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates.
Interest rate risk
The Group’s primary exposure to market risk is interest rate risk associated with its fixed rate long-term borrowings and interest rate swap contracts for the year ended December 31, 2020 and year ended December 31, 2019. Management monitors interest rate exposures and will consider hedging significant interest rate risk should the need arise. During the year ended December 31, 2020, 2019 and 2018, the Group held derivative financial instruments which consisted of interest rate swap contracts on the fixed rate 2023 Notes, 2025 Notes and 2028 Notes, which were designated as hedging instruments for accounting purposes. The Group’s borrowings at fixed rates were denominated in US$ during the years ended December 31, 2020 and December 31, 2019.
As at December 31, 2020 and 2019, the estimated fair value of fixed rate long-term borrowings was approximately US$7.77 billion and US$5.53 billion, compared to its carrying value of US$7.0 billion and US$5.50 billion. The estimated fair value of fixed rate long-term borrowings is based on level 2 inputs (quoted prices in markets that are not active). A change in interest rates on fixed rate long-term borrowings impacts its fair value. As at December 31, 2020 and 2019, a hypothetical 100 basis points change in market rates would cause the fair value of the fixed rate long-term borrowings to change by US$362 million and US$303 million (inclusive of the impact from the interest rate swaps).
The fixed-to-variable interest rate swaps expired in August 2020. As at December 31, 2019, the total notional amount of our fixed-to-variable interest rate swaps was US$5.50 billion and the fair value of the interest rate swaps, on a stand-alone basis, was an asset of US$82 million. As at December 31, 2019, a hypothetical 100 basis points change in LIBOR would cause the fair value of the interest rate swaps to change by approximately US$34 million.

Foreign exchange risk
The Group’s financial assets and financial liabilities are denominated in the following currencies:

	HK$	US$	MOP	RMB	Other currencies	Total
	US$ in millions
At December 31, 2020
Financial assets
Amortized costs:
Trade and other receivables, net	$118	$4	$9	$—	$—	$131
Restricted cash and cash equivalents	—	—	16	—	—	16
Cash and cash equivalents	438	280	130	11	2	861
Deposits	1	—	1	—	—	2
	$557	$284	$156	$11	$2	$1,010

Financial liabilities
Amortized costs:
Trade and other payables	$513	$143	$505	$3	$1	$1,165
Borrowings	4	6,920	139	2	—	7,065
	$517	$7,063	$644	$5	$1	$8,230

At December 31, 2019
Financial assets
Amortized costs:
Trade and other receivables, net	$386	$52	$18	$—	$—	$456
Restricted cash and cash equivalents	—	—	15	—	—	15
Cash and cash equivalents	1,712	639	82	9	29	2,471
Deposits	2	—	1	—	—	3
	$2,100	$691	$116	$9	$29	$2,945

Fair value through profit or loss:
Derivative financial instruments	$—	$35	$—	$—	$—	$35

Financial liabilities
Amortized costs:
Trade and other payables	$832	$137	$475	$11	$4	$1,459
Borrowings	17	5,461	130	—	—	5,608
	$849	$5,598	$605	$11	$4	$7,067

The Group is subject to foreign exchange rate risk arising from future commercial transactions and recognizes assets and liabilities denominated in a currency other than MOP, which is the functional currency of the major operating companies within the Group. The Group’s foreign currency transactions are mainly denominated in US$. For companies with MOP as their functional currency, as at December 31, 2020, 2019 and 2018, a hypothetical 1% weakening of the US$/MOP exchange rate would cause a foreign currency transaction loss of approximately US$67 million, US$49 million and US$40 million, mainly as a result of the translation of US$ denominated debt held by SCL. The HK$ is pegged to the US$ within a narrow range and the MOP is pegged to the HK$, therefore the Group does not expect fluctuations in the values of these currencies to have a material impact on the operations.
(ii)    Credit risk
The Group is potentially subject to concentrations of credit risk from financial instruments, which consist principally of cash and cash equivalents, restricted cash and cash equivalents and trade and other receivables.
The Group maintains cash and cash equivalents and restricted cash and cash equivalents with various creditworthy financial institutions and trade receivables with its customers. Management monitors this credit risk on an on-going basis and does not believe that the Group has any other significant exposure to any individual or institution not provided for as at December 31, 2020, 2019 and 2018. See Note 16 for details of credit risk related to trade receivables.
(iii)    Liquidity risk
Liquidity risk is the financial risk arising from the difficulty in meeting obligations associated with financial liabilities settled by cash or other financial assets.

The 2018 SCL Credit Facility requires the Group to comply with financial covenants. If the Group is unable to maintain compliance with the financial covenants under the 2018 SCL Credit Facility, the Group would be in default with regard to any borrowings under the 2018 SCL Credit Facility. These financial covenants include maintaining a maximum consolidated leverage ratio of debt to SCL Credit Facility Adjusted EBITDA for all quarterly periods through maturity. In March 2020, the Company entered into a waiver and amendment request letter, pursuant to which lenders, among other things, waived the Company’s requirement to ensure the maximum consolidated leverage ratio does not exceed 4.00x and the consolidated interest coverage ratio is greater than 2.50x for any period beginning on, and including, January 1, 2020 and ending on, and including, July 1, 2021 (other than with respect to the financial year ended December 31, 2019). In September 2020, SCL entered into a waiver extension and amendment request letter, pursuant to which the aforementioned waiver period was extended to January 1, 2022. As at December 31, 2020, the Company was in compliance with all debt covenants. As at December 31, 2019, the leverage ratio, as defined per the 2018 SCL Credit Facility agreement, was 1.8x, compared to the maximum leverage ratio allowed of 4.00x.
The Directors of the Company are of the opinion that, taking into account the Group’s available borrowing capacity and the Group’s cash flow forecast for the coming year, the Group will have sufficient working capital to meet its cashflow requirements in the next twelve months from December 31, 2020.
The Group’s financial liabilities, based on the contractual undiscounted cash flows are as follows:

	Within the first year	In the second year	In the third to fifth year	Over the fifth year	Total
	US$ in millions
At December 31, 2020
Senior Notes principal	$—	$—	$3,600	$3,400	$7,000
Senior Notes interest	342	339	850	461	1,992
Lease liabilities	22	13	19	303	357
Trade and other payables	1,079	25	36	25	1,165
At December 31, 2019
Senior Notes principal	$—	$—	$1,800	$3,700	$5,500
Senior Notes interest	278	278	750	503	1,809
Lease liabilities	20	13	18	307	358
Trade and other payables	1,359	36	43	21	1,459
(b)    Capital risk management
The Group’s primary objective when managing capital is to safeguard the Group’s ability to continue as a going concern in order to provide returns for Shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk.
The capital structure of the Group consists of debt (including current and non-current interest-bearing borrowings as shown in the consolidated balance sheet), net of cash and cash equivalents, and equity attributable to Shareholders, comprising issued share capital and reserves as disclosed in Notes 18 and 19, respectively.
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

	December 31,
	2020	2019
	US$ in millions
Interest bearing borrowings, net of deferred financing costs	$6,920	$5,461
Less: cash and cash equivalents	(861)	(2,471)
restricted cash and cash equivalents	(16)	(15)
Net debt	6,043	2,975
Total equity	1,929	4,446
Total capital	$7,972	$7,421
Gearing ratio	75.8%	40.1%

28.    COMPANY BALANCE SHEET

		December 31,
		2020	2019
	Notes	US$ in millions
ASSETS
Non-current assets
Interests in subsidiaries		$1,144	$1,129
Note receivable from subsidiaries		7,782	5,919
Total non-current assets		8,926	7,048
Current assets
Other receivables and prepayments		59	96
Cash and cash equivalents		6	216
Other assets		—	35
Total current assets		65	347
Total assets		$8,991	$7,395
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital		$81	$81
Reserves	28(a)	1,851	1,738
Total equity		1,932	1,819
LIABILITIES
Non-current liabilities
Borrowings		6,920	5,461
Other payables		3	1
Total non-current liabilities		6,923	5,462
Current liability
Other payables		136	114
Total current liability		136	114
Total liabilities		7,059	5,576
Total equity and liabilities		$8,991	$7,395
Net current (liabilities)/assets		$(71)	$233
Total assets less current liability		$8,855	$7,281

(a)    Movement of reserves

	Capital reserve	Share premium	Share-based compensation reserves	Currency translation reserve	Retained earnings	Total
	US$ in millions
Balance at January 1, 2018	$106	$1,428	$49	$(14)	$213	$1,782
Profit for the year	—	—	—	—	2,192	2,192
Other comprehensive expense for the year	—	—	—	(4)	—	(4)
Total comprehensive (expense)/income	—	—	—	(4)	2,192	2,188
Exercise of share options	—	23	—	—	—	23
Transfer to share premium upon exercise of share options	—	6	(6)	—	—	—
Forfeiture of share options	—	—	(4)	—	4	—
Share-based compensation of the Company	—	—	14	—	—	14
Dividends to equity holders of the Company (Note 10)	—	—	—	—	(2,053)	(2,053)
Balance at December 31, 2018	106	1,457	53	(18)	356	1,954
Profit for the year	—	—	—	—	1,792	1,792
Other comprehensive income for the year	—	—	—	4	—	4
Total comprehensive income	—	—	—	4	1,792	1,796
Exercise of share options	—	28	—	—	—	28
Transfer to share premium upon exercise of share options	—	6	(6)	—	—	—
Forfeiture of share options	—	—	(3)	—	3	—
Share-based compensation of the Company	—	—	14	—	—	14
Dividends to equity holders of the Company (Note 10)	—	—	—	—	(2,054)	(2,054)
Balance at December 31, 2019	106	1,491	58	(14)	97	1,738
Profit for the year	—	—	—	—	1,120	1,120
Other comprehensive income for the year	—	—	—	3	—	3
Total comprehensive income	—	—	—	3	1,120	1,123
Exercise of share options	—	6	—	—	—	6
Transfer to share premium upon exercise of share options	—	1	(1)	—	—	—
Forfeiture of share options	—	—	(8)	—	8	—
Share-based compensation of the Company	—	—	9	—	—	9
Dividends to equity holders of the Company (Note 10)	—	—	—	—	(1,025)	(1,025)
Balance at December 31, 2020	$106	$1,498	$58	$(11)	$200	$1,851

29.    PRINCIPAL SUBSIDIARIES
Details of the Group’s principal subsidiaries as at December 31, 2020, 2019 and 2018 are as follows:

Name	Place of incorporation or establishment/ operations and date of incorporation or establishment	Principal activities	Particulars of issued share/ registered capital	Effective interests held
Directly held:
Venetian Venture Development Intermediate Limited	Cayman Islands, June 21, 2002	Investment holding	US$1	100%
SCL IP Holdings, LLC	United States, September 29, 2009	Holder of trademark licenses	As at December 31, 2018: US$100 As at December 31, 2019 and 2020: US$527,802,937.56	100%
Indirectly held:
Cotai Ferry Company Limited	Macao/Macao and Hong Kong, July 19, 2007	High speed ferry transportation services	MOP10,000,000	100%
Cotai Strip Lot 2 Apart Hotel (Macau) Limited	Macao, October 27, 2008	Hotel apartments	MOP6,498,900 MOP722,100 (preference shares)	100%
Cotai Services (HK) Limited	Hong Kong, July 11, 2007	Business support services, marketing and operation of ferry business	As at December 31, 2018: HK$1 As at December 31, 2019 and 2020: HK$749,025,708.72	100%
CotaiJet 1 (HK) Limited	Hong Kong/Macao, December 12, 2019	Ferry leasing (Note (i))	HK$1	100%
CotaiJet 2 (HK) Limited	Hong Kong/Macao, December 12, 2019	Ferry leasing (Note (i))	HK$1	100%
CotaiJet 3 (HK) Limited	Hong Kong/Macao, December 12, 2019	Ferry leasing (Note (i))	HK$1	100%
CotaiJet 4 (HK) Limited	Hong Kong/Macao, December 12, 2019	Ferry leasing (Note (i))	HK$1	100%
CotaiJet 5 (HK) Limited	Hong Kong/Macao, December 12, 2019	Ferry leasing (Note (i))	HK$1	100%
CotaiJet 6 (HK) Limited	Hong Kong/Macao, December 12, 2019	Ferry leasing (Note (i))	HK$1	100%
CotaiJet 7 (HK) Limited	Hong Kong/Macao, December 12, 2019	Ferry leasing (Note (i))	HK$1	100%
CotaiJet 8 (HK) Limited	Hong Kong/Macao, December 12, 2019	Ferry leasing (Note (i))	HK$1	100%
CotaiJet 9 (HK) Limited	Hong Kong/Macao, December 12, 2019	Ferry leasing (Note (i))	HK$1	100%
CotaiJet 10 (HK) Limited	Hong Kong/Macao, December 12, 2019	Ferry leasing (Note (i))	HK$1	100%
CotaiJet 11 (HK) Limited	Hong Kong/Macao, December 12, 2019	Ferry leasing (Note (i))	HK$1	100%
CotaiJet 12 (HK) Limited	Hong Kong/Macao, December 12, 2019	Ferry leasing (Note (i))	HK$1	100%
CotaiJet 13 (HK) Limited	Hong Kong/Macao, December 12, 2019	Ferry leasing (Note (i))	HK$1	100%
CotaiJet 14 (HK) Limited	Hong Kong/Macao, December 12, 2019	Ferry leasing (Note (i))	HK$1	100%
CotaiJet 311 Ltd.	Cayman Islands/Macao and Hong Kong, August 14, 2007	Ferry leasing (Note (i))	As at December 31, 2018: Total par value: US$1 As at December 31, 2019: Total par value: US$100 Total share premium: US$6,423,536.85	100%

Name	Place of incorporation or establishment/ operations and date of incorporation or establishment	Principal activities	Particulars of issued share/ registered capital	Effective interests held
CotaiJet 312 Ltd.	Cayman Islands/Macao and Hong Kong, August 14, 2007	Ferry leasing (Note (i))	As at December 31, 2018: Total par value: US$1 As at December 31, 2019: Total par value: US$100 Total share premium: US$6,339,957.74	100%
CotaiJet 313 Ltd.	Cayman Islands/Macao and Hong Kong, August 14, 2007	Ferry leasing (Note (i))	As at December 31, 2018: Total par value: US$1 As at December 31, 2019: Total par value: US$100 Total share premium: US$6,312,405.81	100%
CotaiJet 314 Ltd.	Cayman Islands/Macao and Hong Kong, September 12, 2007	Ferry leasing (Note (i))	As at December 31, 2018: Total par value: US$1 As at December 31, 2019: Total par value: US$100 Total share premium: US$6,486,421.42	100%
CotaiJet 315 Ltd.	Cayman Islands/Macao and Hong Kong, September 12, 2007	Ferry leasing (Note (i))	As at December 31, 2018: Total par value: US$1 As at December 31, 2019: Total par value: US$100 Total share premium: US$6,332,468.30	100%
CotaiJet 316 Ltd.	Cayman Islands/Macao and Hong Kong, October 8, 2007	Ferry leasing (Note (i))	As at December 31, 2018: Total par value: US$1 As at December 31, 2019: Total par value: US$100 Total share premium: US$6,439,507.84	100%
CotaiJet 317 Ltd.	Cayman Islands/Macao and Hong Kong, October 8, 2007	Ferry leasing (Note (i))	As at December 31, 2018: Total par value: US$1 As at December 31, 2019: Total par value: US$100 Total share premium: US$6,526,794.49	100%
CotaiJet 318 Ltd.	Cayman Islands/Macao and Hong Kong, October 8, 2007	Ferry leasing (Note (i))	As at December 31, 2018: Total par value: US$1 As at December 31, 2019: Total par value: US$100 Total share premium: US$7,936,384.02	100%
CotaiJet 319 Ltd.	Cayman Islands/Macao and Hong Kong, October 8, 2007	Ferry leasing (Note (i))	As at December 31, 2018: Total par value: US$1 As at December 31, 2019: Total par value: US$100 Total share premium: US$7,838,910.17	100%

Name	Place of incorporation or establishment/ operations and date of incorporation or establishment	Principal activities	Particulars of issued share/ registered capital	Effective interests held
CotaiJet 320 Ltd.	Cayman Islands/Macao and Hong Kong, October 8, 2007	Ferry leasing (Note (i))	As at December 31, 2018: Total par value: US$1 As at December 31, 2019: Total par value: US$100 Total share premium: US$6,123,939.20	100%
CotaiJet 350 Ltd.	Cayman Islands/Macao and Hong Kong, January 21, 2008	Ferry leasing (Note (i))	As at December 31, 2018: Total par value: US$1 As at December 31, 2019: Total par value: US$100 Total share premium: US$7,173,446.06	100%
CotaiJet 351 Ltd.	Cayman Islands/Macao and Hong Kong, January 21, 2008	Ferry leasing (Note (i))	As at December 31, 2018: Total par value: US$1 As at December 31, 2019: Total par value: US$100 Total share premium: US$7,115,613.37	100%
CotaiJet 352 Ltd.	Cayman Islands/Macao and Hong Kong, January 21, 2008	Ferry leasing (Note (i))	As at December 31, 2018: Total par value: US$1 As at December 31, 2019: Total par value: US$100 Total share premium: US$7,292,634.59	100%
CotaiJet 353 Ltd.	Cayman Islands/Macao and Hong Kong, January 21, 2008	Ferry leasing (Note (i))	As at December 31, 2018: Total par value: US$1 As at December 31, 2019: Total par value: US$100 Total share premium: US$7,264,364.42	100%
Cotaiwaterjet Sea Bridge 1 Ltd.	Cayman Islands/Macao and Hong Kong, October 27, 2015	Pontoon leasing (Note (i))	As at December 31, 2018: Total par value: US$1 As at December 31, 2019: Total par value: US$100 Total share premium: US$24,365.38	100%
Cotaiwaterjet Sea Bridge 2 Ltd.	Cayman Islands/Macao and Hong Kong, October 27, 2015	Pontoon leasing (Note (i))	As at December 31, 2018: Total par value: US$1 As at December 31, 2019: Total par value: US$100 Total share premium: US$25,651.14	100%
Cotaiwaterjet Sea Bridge 1 (HK) Limited	Hong Kong/Macao, December 12, 2019	Pontoon leasing (Note (i))	HK$1	100%
Cotaiwaterjet Sea Bridge 2 (HK) Limited	Hong Kong/Macao, December 12, 2019	Pontoon leasing (Note (i))	HK$1	100%
Sands Cotai East Holdings Limited (Note (ii))	Cayman Islands/Macao, May 25, 2011	Holder of hotel franchise agreement	US$1	100%

Name	Place of incorporation or establishment/ operations and date of incorporation or establishment	Principal activities	Particulars of issued share/ registered capital	Effective interests held
Sands Cotai West Holdings Limited	Cayman Islands/Macao, May 25, 2011	Holder of hotel franchise agreement	US$1	100%
Sands Resorts Travel Limited	Hong Kong, February 29, 2016	Travel and tourism agency services	HK$500,000	100%
Sands Resorts Transportation 1 Limited	Hong Kong, January 30, 2019	Transportation services	HK$1	100%
Sands Resorts Transportation 2 Limited	Hong Kong, January 30, 2019	Transportation services	HK$1	100%
Sands Resorts Transportation 3 Limited	Hong Kong, February 4, 2019	Transportation services	HK$1	100%
Sands Venetian Security Limited	Macao, June 22, 2011	Security services	MOP1,000,000	100%
Venetian Cotai Hotel Management Limited	Macao, March 12, 2008	Human resources administration	MOP500,000	100%
Venetian Cotai Limited	Macao, November 11, 2004	Hotels, restaurants, shopping mall, and conference and convention	MOP200,000,000	100%
Venetian Macau Limited (Note (iii))	Macao, June 21, 2002	Gaming and other related activities	MOP200,000,000	100%
Venetian Orient Limited	Macao, February 2, 2006	Hotels, restaurants, shopping mall, and conference and convention	MOP100,000	100%
Venetian Retail Limited	Macao, June 15, 2007	Mall management	MOP1,500,000	100%
Venetian Travel Limited	Macao, October 16, 2006	Travel and tourism agency services	MOP2,400,000	100%
Venetian Transportation Services Limited	Macao, January 7, 2019	Transportation services and other related activities	MOP25,000	100%
V-HK Services Limited	Hong Kong, September 6, 2004	Marketing and customer development services	HK$1	100%
VML US Finance LLC (Note (iv))	United States, January 3, 2006	Financing	As at December 31, 2018: Nil	100%
Zhuhai Cotai Information Services Outsourcing Co., Ltd. (Note (v))	China, September 30, 2010	Outsourcing services, including information technology, accounting, hotel reservation and marketing	US$800,000	100%
Zhuhai Cotai Logistics Hotel Services Co., Ltd. (Note (v))	China, September 27, 2007	Procurement, marketing and administrative services	US$4,500,000	100%
Zhuhai Hengqin Cotai Information Services Co., Ltd. (Note (v))	China, September 24, 2019	Outsourcing services, including information technology, accounting, hotel reservation and marketing	US$2,000,000	100%
____________________
Notes:
(i)    Each of the Cayman Islands registered companies has transferred their ferry or pontoon and related assets, respectively, to each of the Hong Kong registered companies within the Group in December 2019 as a result of a Group reorganization. These Cayman Islands companies were dissolved on March 31, 2020.
(ii)    The company was dissolved on December 31, 2020.
(iii)    10% of the company’s issued share capital is held through an usufruct agreement whereby VVDIL has the sole and exclusive benefit. Accordingly, the profits and losses and assets and liabilities of the company have been consolidated as to 100% thereof into the consolidated financial statements.

(iv)    The company was dissolved on May 24, 2019.
(v)    These entities are wholly foreign owned enterprises established in China.

GLOSSARY
This glossary contains definitions of certain terms used in this annual report as they relate to us. Some of these definitions may not correspond to standard industry definitions.

"2016 Non-Extended VML Term Loans"	the term loan commitments under the 2016 VML Credit Facility, which was repaid in August 2018

“2016 VML Credit Facility”	the term loans, term loan commitments and revolving credit facility available pursuant to the credit agreement dated September 21, 2011 entered into by VML US Finance LLC and VML (as amended and restated in March 2014 and June 2016), which was terminated on November 20, 2018, effective as at November 21, 2018

“2018 SCL Credit Facility”	the facility agreement, the Company, as borrower, entered into with the arrangers and lenders named therein and Bank of China Limited, Macau Branch, as agent for the lenders, on November 20, 2018, as amended on March 27 and September 11, 2020, pursuant to which the lenders made available a US$2.0 billion revolving unsecured credit facility to the Company

“2018 SCL Revolving Facility”	a US$2.0 billion revolving unsecured credit facility made available by the lenders under the 2018 SCL Credit Facility entered into on November 20, 2018, as amended on March 27 and September 11, 2020

“adjusted property EBITDA”	adjusted property EBITDA, which is a non-IFRS financial measure, is profit or loss attributable to equity holders of the Company before share-based compensation, corporate expense, pre-opening expense, depreciation and amortization, net foreign exchange gains or losses, impairment loss on property and equipment, gain or loss on disposal of property and equipment, investment properties and intangible assets, interest, gain or loss on modification or early retirement of debt and income tax benefit or expense. Management utilizes adjusted property EBITDA to compare the operating profitability of its operations with those of its competitors, as well as a basis for determining certain incentive compensation. Integrated resort companies have historically reported adjusted property EBITDA as a supplemental performance measure to IFRS financial measures. In order to view the operations of their properties on a more stand-alone basis, integrated resort companies, including the Company, have historically excluded certain expenses that do not relate to the management of specific properties, such as pre-opening expense and corporate expense, from their adjusted property EBITDA calculations. Adjusted property EBITDA should not be interpreted as an alternative to profit or operating profit (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity), in each case, as determined in accordance with IFRS. The Company has significant uses of cash flow, including capital expenditures, dividend payments, interest payments, debt principal repayments and income taxes, which are not reflected in adjusted property EBITDA. Not all companies calculate adjusted property EBITDA in the same manner. As a result, adjusted property EBITDA as presented by the Company may not be directly comparable to other similarly titled measures presented by other companies. In addition, our adjusted property EBITDA presented in the report may differ from adjusted property EBITDA presented by LVS for its Macao segment in its filings with the SEC. For a quantitative reconciliation of adjusted property EBITDA to its most directly comparable IFRS measurement, see “Item 5. Operating and Financial Review and Prospects - A. Operating Results”

“ADR” or “average daily rate”	the average daily rate per occupied room in a given time period, calculated as room revenue divided by the number of rooms sold

“Board”	the board of directors of the Company

“cage”	a secure room within a casino with a facility that allows patrons to exchange cash for chips required to participate in gaming activities, or to exchange chips for cash

“CAGR”	compound annual growth rate

“Capex Committee”	Sands China Capital Expenditure Committee of the Company

“casino(s)”	a gaming facility that provides casino games consisting of table games operated in VIP areas or mass market areas, electronic games, slot machines and other casino games

“Chief Executive”	a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the Board of Directors for the conduct of the business of the Company

“chip(s)”	tokens issued by a casino to players in exchange for cash or credit, which are used to place bets on gaming tables, in lieu of cash

“Company,” “our,” “we,” “us,” “SCL” or “Sands China”	Sands China Ltd., a company incorporated in the Cayman Islands on July 15, 2009 as an exempted company with limited liability and, except where the context otherwise requires, all of its subsidiaries, or where the context refers to the time before it became the holding company of its present subsidiaries, its present subsidiaries. When used in the context of gaming operations or the Subconcession, “we,” “us,” or “our” refers exclusively to VML

“Concessionaire(s)”	the holder(s) of a concession for the operation of casino games in Macao

“Cotai”	the name given to the land reclamation area in Macao between the islands of Coloane and Taipa

“Cotai Strip”	large-scale integrated resort projects on Cotai developed by us and inspired by the Las Vegas Strip in Las Vegas, Nevada, U.S.A. LVS has registered the Cotai Strip trademark in Hong Kong and Macao

“COVID-19 Pandemic”	an outbreak of a respiratory illness caused by a novel coronavirus that was identified in early January 2020. The disease has since spread rapidly across the world, causing the World Health Organization to declare the outbreak a pandemic on March 12, 2020

“DICJ”	Gaming Inspection and Coordination Bureau (“Direcção de Inspecção e Coordenação de Jogos”) under the Secretary for Economy and Finance of Macao

“Director(s)”	member(s) of the board of directors of the Company

“DOJ”	the United States Department of Justice

“EBITDA”	earnings before interest, taxes, depreciation and amortization

“Exchange Rate”	except as otherwise stated, amounts denominated in U.S. dollars, MOP and Hong Kong dollars have been converted at the exchange rate on December 31, 2020 for the purposes of illustration only, in this annual report at:
US$1.00: HK$7.7526
US$1.00: MOP7.9852
HK$1.00: MOP1.03

“FCPA”	the United States Foreign Corrupt Practices Act of 1977, as amended

“Four Seasons Macao”	refers to the Four Seasons Hotel Macao, Cotai Strip®, which is managed and operated by FS Macau Lda., an affiliate of Four Seasons Hotels Limited

“gaming area(s)”	a gaming facility that provides casino games consisting of table games operated in VIP areas or mass market areas, electronic games, slot machines and other casino games but has not been designated as a casino by the Macao government

“gaming promoter(s)”	individuals or corporations licensed by and registered with the Macao government to promote games of fortune and chance to patrons, through the arrangement of certain services, including extension of credit (regulated by Law No. 5/2004), transportation, accommodation, dining and entertainment, whose activity is regulated by Administrative Regulation No. 6/2002

“GLA”	gross leasable area

“GLOA”	gross leasable occupied area

“Greater Bay Area”	a megalopolis, also known as the Pearl River Delta, consisting of nine cities in Guangdong Province of South China, namely Guangzhou, Shenzhen, Zhuhai, Foshan, Dongguan, Zhongshan, Jiangmen, Huizhou, and Zhaoqing, and two special administrative regions namely, Hong Kong and Macao

“Greater Bay Area Initiative(s)”	a policy initiative introduced in China’s 13th five-year plan (2016–2020) to promote the development of the Pearl River Delta region via economic and social integration of eleven cities in the Greater Bay Area (the most affluent and populous province in China) so that they can better leverage their competitive advantages in the global economy

“Group”	the Company and its subsidiaries from time to time

“HK$” or “HK dollars”	Hong Kong dollars, the lawful currency of Hong Kong

“HKSE” or “Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“IFRS”	International Financial Reporting Standards as issued by the International Accounting Standards Board

“integrated resort(s)”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)

“LVS” or “Las Vegas Sands”	Las Vegas Sands Corp., a company incorporated in Nevada, U.S.A. in August 2004 and the common stock of which is listed on the New York Stock Exchange

“LVS Dutch Finance”	LVS Dutch Finance C.V., a partnership established under the laws of the Netherlands

“LVS Dutch Holding”	LVS Dutch Holding B.V., a company incorporated in the Netherlands

“LVS Group”	LVS and its subsidiaries (excluding our Group)

“LVS LLC”	Las Vegas Sands, LLC, a company incorporated in Nevada, U.S.A.

“LVS Nevada”	LVS (Nevada) International Holdings, Inc., a company incorporated in Nevada, U.S.A.

“mass market player(s)”	Non-Rolling Chip and slot players

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or corporate meeting

“MOP” or “pataca(s)”	Macao pataca, the lawful currency of Macao

“Parcel 1”	a land parcel on Cotai totaling 290,562 square meters described under Registration No. 23225 by the Macao Property Registry, on which The Venetian Macao has been constructed

“Parcel 2”	a land parcel on Cotai totaling 53,303 square meters described under Registration No. 23223 by the Macao Property Registry, on which The Plaza Macao has been constructed

“Parcel 3”	a land parcel on Cotai totaling 61,681 square meters described under Registration No. 23224 by the Macao Property Registry, on which The Parisian Macao has been constructed

“Parcels 5 and 6”
land parcels on Cotai totaling 150,134 square meters, including 44,576 square meters designated as a tropical garden, described under Registration No. 23288 by the Macao Property Registry, on which The Londoner Macao (formerly Sands Cotai Central) has been constructed

“premium player(s)”	Rolling Chip players who have a direct relationship with gaming operators and typically participate in gaming activities in casinos or gaming areas without the use of gaming promoters

“RMB” or “Renminbi”	Renminbi, the lawful currency of China

“Rolling Chip play”	play by VIP and premium players (excludes Paiza cash players) using non-negotiable chips

“Rolling Chip volume”	casino revenue measurement, measured as the sum of all non-negotiable chips wagered and lost by VIP and premium players (excludes Paiza cash players)

“Rolling Chip win”	a percentage of Rolling Chip volume

“Sands”	a land parcel in Macao totaling 26,082 square meters described under Registration No. 23114 by the Macao Property Registry, on which Sands Macao has been constructed

“Sands IP”	Sands IP Asset Management B.V., a company incorporated in the Netherlands

“Sands Macao”	the Sands Macao, which includes gaming areas, a hotel tower, restaurants and a theater

“SEC”	the U.S. Securities and Exchange Commission

“Senior Notes”
senior unsecured notes issued by the Company or, where relevant, any or all of: (i) the three series of senior unsecured unregistered notes in an aggregate principal amount of US$5,500,000,000 issued on August 9, 2018, consisting of US$1,800,000,000 of 4.600% Senior Notes due August 8, 2023, US$1,800,000,000 of 5.125% Senior Notes due August 8, 2025 and US$1,900,000,000 of 5.400% Senior Notes due August 8, 2028. Pursuant to an exchange offer launched on December 21, 2018 and which expired on January 25, 2019, US$1,695,850,000 of 4.600% Senior Notes due August 8, 2023, US$1,786,475,000 of 5.125% Senior Notes due August 8, 2025 and US$1,892,760,000 of 5.400% Senior Notes due August 8, 2028, were exchanged for new notes that were registered under the U.S. Securities Act, on January 29, 2019, and pursuant to the filing of a Form 15F with the SEC on April 23, 2019, had their reporting obligations under Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), terminated; and (ii) the two series of senior unsecured unregistered notes in an aggregate principal amount of US$1,500,000,000 issued on June 4, 2020, consisting of US$800,000,000 of 3.800% Senior Notes due January 8, 2026 and US$700,000,000 of 4.375% Senior Notes due June 18, 2030. Pursuant to an exchange offer launched on December 23, 2020 and which expired on February 2, 2021, US$796,938,000 of 3.800% Senior Notes due January 8, 2026 and US$697,375,000 of 4.375% Senior Notes due June 18, 2030, were exchanged for new notes that were registered under the U.S. Securities Act, on February 4, 2021.

“SFO”	the Securities and Futures Ordinance of Hong Kong (Cap. 571 of the Laws of Hong Kong) as amended, supplemented or otherwise modified from time to time

“Share(s)”	ordinary share(s) in our Company with a nominal value of US$0.01 each

“Shared Services Agreement”	the shared services agreement dated November 8, 2009 and most recently renewed on December 10, 2020, entered into between LVS and our Company to regulate their relationship with respect to the provision of certain shared services

“Shareholder(s)”	holder(s) of Share(s)

“Subconcession” or “Subconcession Contract”	the tripartite Subconcession Contract for the operation of casino games effective December 26, 2002 among Galaxy Casino S.A., the Macao government and VML

“Subconcessionaire(s)”	the holder(s) of a Subconcession for the operation of casino games in Macao

“table games”	typical casino games, including card games such as baccarat, blackjack and hi-lo (also known as “sic bo”) as well as craps and roulette

“The Londoner Macao”	an integrated resort, which currently features four hotel towers, consisting of hotel rooms and suites under The Londoner Macao Hotel, The Londoner Court, Conrad, Sheraton and St. Regis brands. The Londoner Macao also includes a gaming area, the Shoppes at Londoner, entertainment, dining and MICE facilities. It was formerly named “Sands Cotai Central”

“The Parisian Macao”	an integrated resort that includes a gaming area, a hotel, the Shoppes at Parisian and other integrated resort amenities

“The Plaza Macao”	an integrated resort which includes (i) the Four Seasons Macao; (ii) the Plaza Casino gaming area operated by VML; (iii) the Paiza Mansions, the Shoppes at Four Seasons, restaurants and a spa, each of which are operated by us; and (iv) The Grand Suites at Four Seasons, which features 289 premium quality suites, except where the context indicates otherwise

“The Venetian Macao”	The Venetian® Macao-Resort-Hotel, an integrated resort that includes casino and gaming areas, a hotel, MICE space, the Shoppes at Venetian, restaurants and food outlets, a 15,000-seat arena and other entertainment venues

“Trustee”	U.S. Bank National Association

“United States,” “U.S.” or “U.S.A.”	the United States of America, including its territories and possessions and all areas subject to its jurisdiction

“US$” or “U.S. dollars”	United States dollars, the lawful currency of the United States

“Venetian Casino”	Venetian Casino Resort, LLC, a company incorporated in Nevada, U.S.A.

“VIP player(s)”	Rolling Chip players who play almost exclusively in dedicated VIP rooms or designated casino or gaming areas and are sourced from gaming promoters

“VIP room(s)”	rooms or designated areas within a casino or gaming area where VIP players and premium players gamble

“visit(s)” or “visitation(s)”	with respect to visitation of our properties, the number of times a property is entered during a fixed time period. Estimates of the number of visits to our properties is based on information collected from digital cameras placed above every entrance in our properties, which use video signal image processor detection and include repeat visitors to our properties on a given day

“VML”	our subsidiary, Venetian Macau, S.A. (also known as Venetian Macau Limited), a public company limited by shares (“sociedade anónima”) incorporated on June 21, 2002 under the laws of Macao, one of the three Subconcessionaires and the holder of the Subconcession

“VVDIL”	our subsidiary, Venetian Venture Development Intermediate Limited, a company incorporated in the Cayman Islands on June 21, 2002 as an exempted company with limited liability

“VVDI (II)”	Venetian Venture Development Intermediate II, a company incorporated in the Cayman Islands on January 23, 2003 as an exempted company with limited liability and an indirect, wholly-owned subsidiary of LVS and our immediate controlling shareholder

G-4