Form 20-F
period 2022-12-31
Sands China Ltd.
filed 2023-03-30
CIK 1755281

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________
Form 20-F
__________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 333-262328
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
2.300% Notes Due March 8, 2027
2.850% Notes Due March 8, 2029
3.250% Notes Due August 8, 2031
__________________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
8,093,188,866 ordinary shares outstanding as of December 31, 2022
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes  ☐    No  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
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
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes  ☐    No  ☐

Sands China Ltd. is a holding company incorporated in the Cayman Islands. We conduct our operations in Macao through subsidiaries located in Macao. In addition, we have subsidiaries incorporated in Hong Kong and two subsidiaries incorporated in mainland China that provide back office support for our business operations in Macao, such as information technology, accounting, hotel management and marketing services, which complement and support our main back office functions in Macao. We do not have any variable interest entities (“VIEs”) nor do we have material contractual arrangements with VIEs based in China, including Hong Kong and Macao.
We face various legal and operational risks and uncertainties relating to our operations, including those risks associated with being based in China, including Macao and Hong Kong. If, in the future, there were to be a significant change in the manner in which the Chinese government exercises direct or indirect oversight, discretion or control over businesses operated in China (including Macao and Hong Kong), including the current interpretation and application of existing Chinese laws and regulations on how the Chinese government exercises direct or indirect oversight, discretion or control over businesses operated in China (including Macao and Hong Kong), it could potentially result in our operations in Macao and Hong Kong being materially adversely affected. Substantially all of our assets are located in Macao and substantially all of our revenue is derived from Macao. Accordingly, our results of operations, financial position and prospects are subject to a significant degree to the economic, political and legal situation in Macao. From December 20, 1999, Macao became a Special Administrative Region of China when China resumed the exercise of sovereignty over Macao. The Basic Law of Macao provides that Macao will be governed under the principle of “one country, two systems” with its own separate government and legislature and that Macao will have a high degree of legislative, judicial and economic autonomy. However, there can be no assurance that economic, political and legal developments in Macao will not adversely affect our operations, or that there will not be a change in the manner in which regulatory oversight is conducted in Macao, if China were to exercise greater control over Macao. If any such change were to occur, it could potentially adversely affect our results of operations, financial position and prospects.
China’s economy differs from the economies of most developed countries, including the structure of the economy, level of government involvement, level of development, growth rate, control of capital inflows and outflows, control of foreign exchange and allocation of resources. China’s economy has been transitioning from a planned economy to a more market-oriented economy. We face risks and uncertainties associated with evolving Chinese laws and regulations, such as those associated with the level of Chinese government involvement, control of capital inflows and outflows, control of foreign exchange and allocation of resources, and other risks and uncertainties as to whether and how recent Chinese government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly (which, where applicable to us), could result in a material change in our operations and/or the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause the value of such securities to significantly decline or be worthless and affect our ability to list securities on a U.S. or other foreign exchange. For example, on August 20, 2021, the Standing Committee of the National People's Congress of the PRC (“SCNPC”) promulgated the Personal Information Protection Law of the PRC (“PIPL”), which became effective on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the PIPL provides extraterritorial effect on the personal information processing activities. Since our data processing activities outside mainland China relate to the offering of goods or services directed at natural persons in mainland China, our businesses operated outside mainland China are potentially subject to the requirements of PIPL. However, the implementation rules to the extraterritorial jurisdiction of the PIPL have not been finalized yet, and it remains unclear how the Chinese government will enforce such law. If the extraterritorial jurisdiction under the PIPL actually extends to us, we will be subject to certain data privacy obligations. Moreover, if the recent Chinese regulatory actions on data security or other data-related laws and regulations were to become applicable to us, we could become subject to the potential requirement to conduct a cybersecurity review for listing on a foreign stock exchange. The failure to meet such obligations could result in penalties and other regulatory actions against us and may materially and adversely affect the manner in which we conduct our business and our results of operations.
Furthermore, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the Holding Foreign Companies Accountable Act (the “HFCA Act”), pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the Public Company Accounting Oversight Board (“PCAOB”) has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer if and after it is identified as a Commission-Identified Issuer for three consecutive years. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law, which reduced the number of consecutive non-inspection years required for triggering the listing and trading prohibitions under the HFCA Act from three years to two years. On December 15, 2022, the PCAOB reported that it was able, in 2022, to inspect and investigate completely audit firms headquartered in mainland China and Hong Kong and that, as a result, the PCAOB voted to vacate previous determinations to the contrary. However, uncertainties remain whether the PCAOB can continue to make a determination in the future that it is able to inspect and investigate completely PCAOB-registered audit firms based in mainland China and Hong Kong.
As a holding company, we rely on the receipt of dividends and other distributions and interest or principal payments on intercompany loans or advances and intragroup transfers of cash and other assets, from or between our Group members, to fund our payments with respect to the Notes (together, the “Intragroup Distributions and Arrangements”). The amounts and types of assets involved in these Intragroup Distributions and Arrangements are subject to change from time to time. The Intragroup Distributions and Arrangements have supported our ability to discharge our payment obligations under the terms of our debt financing and debt securities (including our obligation to pay interest on our senior notes) and to fund our operations. During the years ended December 31, 2020, 2021 and 2022, the Company advanced an aggregated principal of US$1.58 billion, US$872 million and US$697 million, respectively, of promissory notes to its subsidiaries from the proceeds of Senior Notes and 2018 SCL Revolving Facility. During the years ended December 31, 2020, 2021 and 2022, the Company received from its subsidiaries interest and principal repayments of US$83 million, US$487 million and US$200 million, respectively, and dividend income of US$1.03 billion, nil and nil, respectively. During the years ended December 31, 2020, 2021 and 2022, the Company made interest payments of US$294 million, US$352 million and US$310 million, respectively, to the holders of the Senior Notes. Our ability to meet our payment obligations under the Notes to both U.S. and non-U.S. investors depends on the ability of our subsidiaries to pay or make the Intragroup Distributions and Arrangements. Such ability of our subsidiaries is subject to, among other things, the laws and regulations currently applicable to us and in the future, and restrictions in connection with the contractual arrangements of such subsidiaries. For example, our revenues in Macao are denominated in patacas and HK dollars. The Macao pataca is pegged to the HK dollar and, in many cases, is used interchangeably with the HK dollar in Macao. The HK dollar is pegged to the U.S. dollar. While currently there is no foreign exchange or capital control restriction applicable to the Intragroup Distributions and Arrangements conducted in Macao by our Macao subsidiaries, we cannot assure you that this will continue to be the case in the future, and that our ability to convert large amounts of patacas and HK dollars into U.S. dollars over a relatively short period may be limited. If, in the future, foreign exchange or capital control restrictions were to be imposed and become applicable to us, such restrictions could potentially reduce the amounts that we would be able to receive from our subsidiaries, which would restrict our ability to fund our payment obligations under the Notes. In addition, U.S. investors should refer to (i) “Taxation - United States Federal Income Tax Considerations” of this prospectus for a summary of U.S. federal income tax considerations generally applicable to the exchange of Outstanding Notes for Notes pursuant to the exchange offer, and (ii) “United States Federal Income Tax Considerations” of the final offering memorandum distributed in connection with the private offering of the Outstanding Notes for a summary of U.S. federal income tax considerations of the ownership and disposition of the Outstanding Notes.

i

Special Note Regarding Forward-Looking Statements
This annual report contains or incorporates by reference forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include the discussions of our business strategies and expectations concerning future operations, margins, profitability, liquidity and capital resources. Any statements contained in this prospectus that are not statements of historical fact may be deemed to be forward-looking statements. In addition, in certain portions included in this prospectus, the words “anticipates,” “believes,” “estimates,” “seeks,” “expects,” “plans,” “intends” and similar expressions, as they relate to our Company or management, are intended to identify forward-looking statements. Although we believe these forward-looking statements are reasonable, we cannot assure you any forward-looking statements will prove to be correct. These forward-looking statements involve known and unknown risks, uncertainties and other factors beyond our control, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the risks associated with:
•the uncertainty of the extent, duration and effects of the COVID-19 Pandemic (as defined in the “Glossary” section of this prospectus) and the response of governments and other third parties, including government-mandated property closures, increased operational regulatory requirements or travel restrictions, on our business, results of operations, cash flows, liquidity and development prospects;
•our ability to maintain our Concession in Macao;
•our ability to invest in future growth opportunities;
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
•new developments and construction projects and ventures, including developments at our Cotai Strip properties;
•regulatory policies in mainland China or other countries in which our patrons reside, or where we have operations, including visa restrictions limiting the number of visits or the length of stay for visitors from mainland China to Macao, restrictions on foreign currency exchange or importation of currency, and the judicial enforcement of gaming debts;
•the possibility that the laws and regulations of mainland China become applicable to our operations in Macao and Hong Kong;
•the possibility that economic, political and legal developments in Macao adversely affect our operations, or that there is a change in the manner in which regulatory oversight is conducted in Macao;
•our leverage, debt service and debt covenant compliance and ability to refinance our debt obligations as they come due or to obtain sufficient funding for our planned, or any future, development projects;
•fluctuations in currency exchange rates and interest rates, and the possibility of increased expense as a result;
•increased competition for labor and materials due to planned construction projects and quota limits on the hiring of foreign workers;
•our ability to compete for limited management and labor resources in Macao, and the policies of the government may also affect our ability to employ imported managers or labor from other countries;
•our dependence upon properties in Macao for all of our cash flow;
•the passage of new legislation and receipt of governmental approvals for our operations;
•the ability of our insurance coverage to cover all possible losses that our properties could suffer and the potential for our insurance costs to increase in the future;
•our ability to collect gaming receivables from our credit players;
•our dependence on chance and theoretical win rates;
•fraud and cheating;
•our ability to establish and protect our intellectual property rights;
•the possibility that our securities may be prohibited from being traded in the U.S. securities market under the Holding Foreign Companies Accountable Act;

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
•the popularity of Macao as a convention and trade show destination;
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
•limitations on the transfers of cash to and from our subsidiaries, limitations of the pataca exchange markets and restrictions on the export of the renminbi;
•the outcome of any ongoing and future litigation;
•potential negative impacts from ESG and sustainability matters; and
•other factors described under “Item 3 - Key Information — D. Risk Factors.”
All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. Readers are cautioned not to place undue reliance on these forward-looking statements. We assume no obligation to update any forward-looking statements after the date of this prospectus, as a result of new information, future events or developments, except as required by federal securities laws.
All forward-looking statements contained in this prospectus are qualified by reference to this cautionary statement.

PART I
ITEM 1. — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. — OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. — KEY INFORMATION
A. [RESERVED]
B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D. RISK FACTORS
We have identified and set out below the principal risks to the Group's business. In evaluating the Company, you should carefully consider these risks in addition to other information in this annual report. Additional risks and uncertainties not currently known to us or that we currently deem to be insignificant may also have a material adverse effect on the business, financial condition, results of operations and cash flows.
Risks Related to Doing Business in China
Our securities may be prohibited from being traded in the U.S. securities market and our investors may be deprived of the benefits of such inspections or investigations if the PCAOB were not able to conduct full inspections or investigations of our auditor.
The Holding Foreign Companies Accountable Act (the “HFCA Act”) was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit the securities of the issuer from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law, which reduced the number of consecutive non-inspection years required for triggering the listing and trading prohibitions under the HFCA Act from three years to two years.
Under the HFCA Act, the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for two consecutive years. If we were identified by the SEC as a Commission-Identified Issuer and have a “non-inspection” year, there is no assurance that we will be able to take remedial measures in a timely manner. On December 15, 2022, the PCAOB reported that it was able, in 2022, to inspect and investigate completely audit firms headquartered in mainland China and Hong Kong and that, as a result, the PCAOB voted to vacate previous determinations to the contrary. Our auditor, Deloitte Touche Tohmatsu, is headquartered in Hong Kong and was subject to the determination that the PCAOB was unable to inspect, pursuant to the HFCA Act; however, subsequent to December 15, 2022, Deloitte Touche Tohmatsu is no longer subject to the determination. However, uncertainties remain whether the PCAOB can continue to make a determination in the future that it is able to inspect and investigate completely PCAOB-registered audit firms based in mainland China and Hong Kong.
There could be additional regulatory or legislative requirements or guidance that could impact us if, in the future, our auditor is not subject to PCAOB inspection. The SEC also may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. The implications of any additional regulation or guidance in addition to the requirements of the HFCA Act are uncertain, and such uncertainty could cause the market price of our securities to be materially and adversely affected.
If the PCAOB is unable to conduct inspections or full investigations of our auditor, our securities could be prohibited from being traded in the U.S. securities market, including “over-the-counter,” if, in the future, we were to be identified as a Commission-Identified Issuer for two consecutive years. Such a prohibition could substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential prohibition could have a negative impact on the price of our securities. Also, such a prohibition could significantly affect our ability to raise capital on acceptable terms, or at all, which may have a material adverse effect on our business, financial condition and prospects.
Inspections of other audit firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. If the PCAOB were unable to conduct inspections or full investigations of our auditor, we and investors in our securities would be deprived of the benefits of such PCAOB inspections. In addition, the inability of the PCAOB to conduct inspections or full investigations of auditors would make it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors that are subject to the PCAOB inspections, which could cause investors and potential investors to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.
Our business, financial condition and results of operations and/or the value of our securities or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of mainland China become applicable to our operations in Macao and Hong Kong or economic, political and legal developments in Macao adversely affect our Macao operations.
We are a parent company with limited business operations of our own, and our main asset is the capital stock of our subsidiaries. A significant portion of our business operations are based in Macao and held by our various Macao-incorporated indirect subsidiaries (collectively referred to as the "Macao Operations"). We also have subsidiaries incorporated in mainland China and Hong Kong that provide back-office support, such as information technology, accounting, hotel management and marketing services, which complement and support our main back-office functions in Macao.
We face various legal and operational risks and uncertainties relating to having our operations based in Macao and held by various Macao-incorporated indirect subsidiaries. Substantially all of our assets are located in Macao and substantially all of our revenue is derived from Macao. Accordingly, our results of operations, financial position and prospects are subject to a significant degree to the economic, political and legal situation in Macao. China’s economy differs from the economies of many other countries, including the structure of the economy, level of government involvement, level of development, growth rate, control of capital inflows and outflows, control of foreign exchange and allocation of resources. Our operations face risks and uncertainties associated with evolving Chinese laws and regulations, such as those associated with the extent to which the level of Chinese government involvement, control of capital inflows and outflows, control of foreign exchange and allocation of resources currently applicable within mainland China may become applicable to us. If, in the future, there were to be a significant change in the manner in which the Chinese government exercises direct or indirect oversight, discretion or control over businesses operated in Macao, mainland China and Hong Kong, it could potentially result in our Macao Operations being materially adversely affected and it could potentially adversely affect our results of operations, financial position and cash flows. For example, currently in mainland China, the renminbi cannot be freely exchanged into any foreign currencies, and exchange and remittance of foreign currencies are subject to Chinese foreign exchange regulations. If, in the future, similar regulations were to become applicable to the exchange and remittance of patacas or other currencies in Macao, there could potentially be a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, the Chinese government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Based on the final rules that have been published and that are to take effect on March 31, 2023, we believe they will not be applicable to us, but if this or other laws and regulations in China were to change in the future, it could limit or hinder our ability to offer or continue to offer securities to investors and affect our ability to list securities on a foreign exchange.
There may be risks and uncertainties associated with the evolving laws and regulations in China, including their interpretation and implementation and the possibility of changes thereto with little advance notice, such as those relating to data and cyberspace security and anti-monopoly. If, in the future, there were to be any significant governmental intervention or influence on, or in relation to our business or operations, this could potentially cause the value of our securities to significantly decline or be worthless. For example, on August 20, 2021, the Standing Committee of the National People's Congress (“SCNPC”) promulgated the Personal Information Protection Law of the PRC (“PIPL”), which became effective on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the PIPL provides extraterritorial effect on the personal information processing activities. Since our data processing activities outside mainland China from our Macao Operations relate to the offering of goods or services directed at natural persons in mainland China, our businesses from our Macao Operations operated outside mainland China are potentially subject to the requirements of PIPL. However, the implementation rules to the extraterritorial jurisdiction of the PIPL have not been finalized yet, and it remains unclear how the Chinese government will enforce such law. If the extraterritorial jurisdiction under the PIPL were to be extended to us, our Macao Operations would be subject to certain data privacy obligations, which could potentially result in a material change to our operations. These data privacy obligations would primarily include bearing the responsibility for our personal information processing activities, and adopting the necessary measures to safeguard the security of the personal information we process in compliance with the standards required under the PIPL, the failure of which may result in us being ordered to correct or suspend or terminate the provision of services, confiscation of illegal income, fines or other penalties. Specifically, if the PIPL were to become applicable to us, we would be required to (i) notify the individuals concerned of the processing of their personal information in detail and establish legal bases for such processing; (ii) improve internal data governance by implementing managerial and technical security measures and response plans for security incidents; (iii) designate a person in charge of personal information protection where we qualify as a “quantity handler” (to be defined by the CAC); (iv) establish a special agency or designate a representative within the territory of the PRC to be responsible for handling matters relating to personal information protection; (v) establish and make public the procedure for individuals to exercise their rights related to personal information; (vi) conduct an impact assessment on personal information protection before any high-risk processing activities; (vii) conclude an agreement with such vendor and supervise its processing where we entrust processing of personal information to any vendor; (viii) meet one of the conditions prescribed by the PIPL where we transfer personal information outside the territory of the PRC due to business or other needs (“Transfer Mechanisms”).
The CAC has promulgated, from July 2022 to February 2023, the respective implementation regulations for the three major Transfer Mechanisms under the PIPL, being: (a) passing the security assessment organized by the CAC (“Security Assessment”), (b) obtaining the personal information protection certification issued by a specialized agency in accordance with the CAC provisions (“Specialized Certification”), and (c) entering into the standard contract formulated by the CAC with the overseas recipient (“Standard Contract”). Among other obligations, the Security Assessment requires prior approval by the CAC for the cross-border transfer of personal information. It is possible that the Security Assessment may apply to us as an offshore data handler subject to the PIPL’s extraterritorial jurisdiction and on meeting the Security Assessment’s thresholds such as: (a) processing the personal information of more than 1 million individuals in total, or (b) transferring abroad the personal information of more than 100,000 individuals or the sensitive personal information of more than 10,000 individuals in total since January 1 of the preceding year. Failure to apply for the Security Assessment and obtain the CAC’s approval prior to the cross-border transfer of personal information may lead to legal liabilities and penalties under the PIPL, and may materially and adversely affect our business and results of operations. If the PIPL were to become applicable to us, even if the Security Assessment does not apply to us, we still will be required to fulfill the Standard Contract and Specialized Certification as Transfer Mechanisms on the cross-border transfer of personal information. The Standard Contract is required to be filed for record with the CAC, and the Specialized Certification requires a substantive review and certification by a specialized agency. If the PIPL were to become applicable to us and if we were to conduct a cross-border transfer of personal information absent proper compliance with the Transfer Mechanisms, then such action will be in violation of the PIPL, which may lead to legal liabilities and penalties under the PIPL, and may materially and adversely affect our business and results of operations.
In addition, under the PIPL, where an overseas organization or individual engages in personal information processing activities that infringe upon the personal information rights and interests of PRC citizens or endangering the national security and public interests of the PRC, the CAC may include such organization or individual in the list of subjects to whom provision of personal information is restricted or prohibited, announce the same, and take measures such as restricting or prohibiting provision of personal information to such organization or individual. Moreover, if the recent Chinese regulatory actions on data security or other data-related laws and regulations were to become applicable to us in the future, we could become subject to certain cybersecurity and data privacy obligations, which could potentially result in a material change to our operations, and the failure to meet such obligations could result in penalties and other regulatory actions against us and may materially and adversely affect our business and results of operations.
Recent events also indicate greater oversight by the CAC over data security, particularly for companies with Chinese operations seeking to list on a foreign exchange. For example, the Measures for Cybersecurity Review (“Review Measures”) issued by the CAC came into effect on February 15, 2022. The Review Measures provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase network products or services, online platform operators engaging in data processing activities that affect or may affect national security shall also be subject to cybersecurity review. The Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. The Review Measures do not provide for a definition of “online platform operator” and, therefore, we cannot assure you that our Macao Operations will not be deemed as an “online platform operator.” However, as of the date of this report, our subsidiaries incorporated in mainland China do not have over one million users’ personal information and do not anticipate that they will be collecting over one million users’ personal information in the foreseeable future, and on that basis we believe we are not required to apply for cybersecurity review by the CAC, even if we are deemed as an “online platform operator.” The Review Measures are not enacted in accordance with the PIPL, so our obligation to apply for cybersecurity review will not change no matter whether the PIPL applies to us or not. Further, we have not received any notice from any authorities identifying any of our subsidiaries as a CIIO or requiring them to undertake a cybersecurity review by the CAC. While we believe our subsidiaries are not required to apply for cybersecurity review, the Review Measures provide CAC and relevant authorities certain discretion to initiate cybersecurity review where any network product or service or any data handling activity is considered to affect or may affect national security, which may lead to uncertainties in relation to the Review Measures’ impact on our operations or the offering of our securities.
As advised by our PRC legal advisers, Haiwen & Partners, we are currently not required to obtain any permission or approval from the CSRC, CAC or any other mainland Chinese governmental authority to operate our business or to issue securities to foreign investors, other than those related to our two subsidiaries incorporated in mainland China that only provide back office support. We have received all requisite permissions and approvals for our back office supporting functions located in mainland China, primarily being the standard business licenses issued by the relevant authorities in mainland China, and we have never been denied such permissions and approvals. However, if the extraterritorial jurisdiction under the PIPL were to be extended to us, we may need to obtain prior approval by the CAC for the cross-border transfer of personal information, and, in the event that we have inadvertently concluded that such permissions or approvals are not required or if, in the future, applicable laws, regulations or interpretations were to change and require us to obtain such permissions or approvals, the failure to obtain such permissions or approvals could potentially result in penalties and other regulatory actions against us and may materially and adversely affect our business and results of operations.

Risks Related to Our Business
COVID-19 has materially adversely affected the number of visitors to our facilities and has disrupted our operations.
COVID-19 has materially adversely affected the number of visitors to our facilities and disrupted our operations. While our properties are fully open as of the date of this annual report, the pace of recovery from the COVID-19 Pandemic has varied, and accordingly COVID-19 continues to have a significant impact on our operations. The extent to which the adverse impact on our business will be mitigated depends on future developments, which are highly uncertain and cannot be predicted with confidence. Such developments include the following:
•the extent of any resurgence or variants of COVID-19 or any other infectious diseases in areas where we operate or where our customers are located;
•the manner in which our customers, suppliers and other third parties respond to COVID-19, including the perception of safety and health measures we implement;
•new information that may emerge concerning the severity of COVID-19, and the actions to contain or treat it, especially in area where we operate;
•general, local or national economic conditions;
•local or national rules, regulations or policies which may restrict travel and operating hours or impose other operating restrictions;
•limitations or restrictions on domestic or international travel or reluctance to travel to our properties; and
•consumer confidence.
Accordingly, we cannot reasonably estimate the extent to which COVID-19 will further impact our business and financial condition, results of operations and cash flows.
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
So-called "Acts of God," such as typhoons and rainstorms, particularly in Macao, and other natural disasters, man-made disasters, outbreaks of highly infectious or contagious diseases, political instability, civil unrest, terrorist activity or war may result, and in the case of the COVID-19 Pandemic, have resulted, in decreases in travel to and from, and economic activity in, area in which we operate, and may adversely affect, and the COVID-19 Pandemic has adversely affected, the number of visitors to our properties. We also face potential risks associated with the physical effects of climate change, which may include more frequent or severe storms, typhoons, flooding, rising sea levels and shortages of water. To the extent climate change causes additional changes in weather patterns, our properties along the coast could be subject to an increase in the number and severity of typhoons and coastal and river flooding could cause damage to these properties, and all our properties could be subject to increased precipitation levels and heat stress. Any of these events may disrupt our ability to staff our business adequately, could generally disrupt our operations, and could have a material adverse effect on our business, financial condition, results of operations and cash flows. Although we have insurance coverage with respect to some of these events, we cannot assure you any such coverage will provide any coverage or be sufficient to indemnify us fully against all direct and indirect costs, including any loss of business that could result from substantial damage to, or partial or complete destruction of, any of our properties.

Our business is sensitive to the willingness of our customers to travel.
We are dependent on the willingness of our customers to travel. Only a portion of our business is and will be generated by local residents. Most of our customers travel to reach our properties. Infectious diseases may severely disrupt, and in the case of the COVID-19 Pandemic, have severely disrupted, domestic and international travel, which would result in a decrease in customer visits to Macao, including our properties. Regional political events, acts of terrorism or civil unrest, including those resulting in travelers perceiving areas as unstable or an unwillingness of governments to grant visas, regional conflicts or an outbreak of hostilities or war could have a similar effect on domestic and international travel. Management cannot predict the extent to which disruptions from these types of events in air or other forms of travel would have on our business, financial condition, results of operations and cash flows.
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
We are subject to anti-corruption laws and regulations, such as the FCPA, which generally prohibits U.S. companies (such as LVS, of which we are a subsidiary) and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. Any violation of the FCPA could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We also deal with significant amounts of cash in our operations and are subject to various reporting and anti-money laundering regulations, as well as regulations set forth by the gaming authorities in Macao. Any such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Any violation of anti-money laundering laws or regulations, or any accusations of money laundering or regulatory investigations into possible money laundering activities, by any of our properties, employees or customers could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
•issue preferred share; and
•enter into transactions with our Shareholders and our affiliates.
The 2018 SCL Credit Facility contains various financial covenants. As a result of the impact from the COVID-19 Pandemic, the 2018 SCL Credit Facility was amended on March 27, 2020, September 11, 2020, July 7, 2021 and again on November 30, 2022 to waive those financial covenants through July 31, 2023. We cannot assure you that we will be able to obtain similar waivers in the future.
As of December 31, 2022, we had US$10.11 billion of borrowings outstanding under the Senior Notes, the 2018 SCL Revolving Facility and the LVS Term Loan, and US$541 million of available borrowing capacity under the 2018 SCL Revolving Facility. This indebtedness could have important consequences to us. For example, it could:
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

•require us to repurchase our Senior Notes upon certain events, such as any change in gaming law or any action by a gaming authority after which none of the Group members owns or manages casino or gaming areas or operates casino games of chance in Macao in substantially the same manner as the Group was at the issue date of the Senior Notes for a period of 30 consecutive days or more;
•place us at a competitive disadvantage compared to our competitors that have less debt; and
•subject us to higher interest expense in the event of increases in interest rates.
Our ability to timely refinance and replace our indebtedness in the future will depend upon general economic and credit market conditions, potential approval required by local government regulators, adequate liquidity in the global credit markets, the particular circumstances of the gaming industry, and prevalent regulations and our cash flow and operations, in each case as evaluated at the time of such potential refinancing or replacement. If we are unable to refinance or generate sufficient cash flow from operations to repay our indebtedness on a timely basis, we might be forced to seek alternate forms of financing, dispose of certain assets or minimize capital expenditures and other investments, or not make dividend payments. There is no assurance any of these alternatives would be available to us, if at all, on satisfactory terms, on terms that would not be disadvantageous to us, or on terms that would not require us to breach the terms and conditions of our existing or future debt agreements.
We may attempt to arrange additional financing to fund the remainder of our planned, and any future, development projects. If we are required to raise additional capital in the future, our access to and cost of financing will depend on, among other things, global economic conditions, conditions in the global financing markets, the availability of sufficient amounts of financing, our prospects and our credit ratings. If our credit ratings were to be downgraded, or general market conditions were to ascribe higher risk to our rating levels, our industry, or us, our access to capital and the cost of any debt financing would be further negatively impacted. In addition, the terms of future debt agreements could require higher costs, include more restrictive covenants, or require incremental collateral, which may further restrict our business operations or be unavailable due to our covenant restrictions then in effect. There is no guarantee that debt financings will be available in the future to fund our obligations, or that they will be available on terms consistent with our expectations. Our credit agreement contains various financial covenants, we have entered into a waiver and amendment request letter with lenders to waive certain of its financial covenants through July 31, 2023.
We extend credit to a portion of our customers and we may not be able to collect gaming receivables from our credit players.
We conduct our gaming activities on a credit and cash basis. Any such credit we extend is unsecured. Table games players typically are extended more credit than slot players, and high-stakes players typically are extended more credit than players who tend to wager lesser amounts.
During the year ended December 31, 2022, approximately 9.8% of our table games drop at our properties was from credit-based wagering. We extend credit to those customers whose level of play and financial resources warrant, in the opinion of management, an extension of credit. These large receivables could have a significant impact on our results of operations if deemed uncollectible.
In particular, we expect our operations will be able to enforce gaming debts only in a limited number of jurisdictions, including Macao. To the extent our Macao gaming customers are from other jurisdictions, our operations may not have access to a forum in which it will be possible to collect all gaming receivables because, among other reasons, courts of many jurisdictions do not enforce gaming debts and our operations may encounter forums that will refuse to enforce such debts. Moreover, under applicable law, our operations remain obligated to pay taxes on uncollectible winnings from customers.
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
Our operations will also compete to some extent with casinos located elsewhere in Asia, including Singapore, South Korea, Malaysia, Philippines, Australia, Cambodia and elsewhere in the world, including Las Vegas, as well as online gaming and cruise ships that offer gaming. Our operations also face increased competition from new developments in Malaysia, Australia and South Korea. In addition, certain countries have legalized, and others may in the future legalize, casino gaming.

The proliferation of gaming venues and gaming activities, such as online gaming, as well as renovations and expansions by our competitors, and their ability to attract customers away from our properties could have a material adverse effect on our financial condition, results of operations and cash flows.
Risks Associated with Our Operations
There are significant risks associated with our current and planned construction projects.
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
The anticipated costs and completion dates for our current and planned projects are based on budgets, designs, development and construction documents and schedule estimates are prepared with the assistance of architects and other construction development consultants and are subject to change as the design, development and construction documents are finalized and as actual construction work is performed. A failure to complete our projects on budget or on schedule may have a material adverse effect on our financial condition, results of operations and cash flows.
Our Concession is redeemable by the Macao government, with compensation to us, on or after January 1, 2029.
Beginning on January 1, 2029, the Macao government has the option to redeem the Concession by providing us at least one-year's notice. In the event the Macao government exercises this redemption right, we are entitled to fair compensation or indemnity. However, we cannot assure you if our Concession is redeemed, the compensation paid will be adequate to compensate us for the loss of future revenues.
Our Concession can be terminated under certain circumstances without compensation to us.
Although we were recently granted in December 2022 a new 10-year Concession to operate casino games of chance in Macao, the Macao government has the right to unilaterally terminate our Concession in the event of VML's serious non-compliance with its basic obligations under the Concession and applicable Macao laws. Upon termination of our Concession, the Gaming Assets, for which use was temporarily transferred by the Macao government to VML, would automatically be transferred back to the Macao government without compensation to us and we would cease to generate any revenues from these operations. The loss of our Concession would prohibit us from conducting gaming operations in Macao, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
The number of visitors to Macao, particularly visitors from mainland China, may decline or travel to Macao may be disrupted.
Our VIP and mass market gaming customers typically come from nearby destinations in Asia, including mainland China, Hong Kong, South Korea and Japan. Increasingly, a significant number of gaming customers come to our casinos from mainland China. Slowdown in economic growth or changes of China's current restrictions on travel and currency movements have disrupted, and could further disrupt, the number of visitors from mainland China to our casinos as well as the amounts they are willing and able to spend while at our properties.
Policies and measures adopted from time to time by the Chinese government include restrictions imposed on exit visas granted to residents of mainland China for travel to Macao and Hong Kong, such as those implemented in connection with the COVID-19 Pandemic. These measures have, and any future policy developments implemented may have, the effect of reducing the number of visitors to Macao from mainland China, which could adversely impact tourism and the gaming industry in Macao.
The Macao government could grant additional rights to conduct gaming in the future and increase competition we face.
We hold one of only six gaming concessions authorized by the Macao government to operate casino games of chance in Macao through December 31, 2032. If in future the Macao government were to allow additional gaming operators in Macao, we would face additional competition, which could have a material adverse effect on our financial condition, results of operations and cash flows.
Conducting business in Macao has certain political and economic risks.
Our business development plans, financial condition, results of operations and cash flows may be materially and adversely affected by significant political, social and economic developments in Macao, and by changes in policies of the government or changes in laws and regulations or their interpretations. Our operations are also exposed to the risk of changes in laws and policies that govern operations of companies based in Macao. Jurisdictional tax laws and regulations may also be subject to amendment or different interpretation and implementation, thereby having an adverse effect on our profitability after tax. These changes may have a material adverse effect on our financial condition, results of operations and cash flows.
Current Macao laws and regulations concerning gaming and gaming concessions are, for the most part, fairly recent and there is little precedent on the interpretation of these laws and regulations. We believe our organizational structure and operations are in compliance in all material respects with all applicable laws and regulations of Macao. These laws and regulations are complex and a court or an administrative or regulatory body may in the future render an interpretation of these laws and regulations, or issue regulations, which differs from our interpretation and could have a material adverse effect on our financial condition, results of operations and cash flows.
In addition, our activities are subject to administrative review and approval by various government agencies. We cannot assure you we will be able to obtain all necessary approvals, which may have a material adverse effect on our long-term business strategy and operations. Macao laws permit redress to the courts with respect to administrative actions; however, such redress is largely untested in relation to gaming issues.
The Macao smoking control legislation prohibits smoking in casinos other than in certain enumerated areas. Such legislation may deter potential gaming customers who are smokers from frequenting casinos with smoking bans. Such laws and regulations could change or could be interpreted differently in the future. We cannot predict the future likelihood or outcome of similar legislation or referendums in Macao or the magnitude of any decrease in revenues as a result of such regulations, though any smoking ban could have an adverse effect on our business, financial condition, results of operations and cash flows.
Our tax arrangements with the Macao government may not be available on terms favorable to us or at all.
We have had the benefit of a corporate tax exemption in Macao, which exempts us from paying the 12% corporate income tax on profits generated by the operation of casino games, but does not apply to our non-gaming activities. We continued to benefit from this tax exemption through December 31, 2022. Additionally, we entered into a shareholder dividend tax agreement with the Macao government in April 2019, effective through June 26, 2022, providing an annual payment as a substitution for a 12% tax otherwise due from VML shareholders on dividend distributions paid from VML gaming profits (the "Shareholder Dividend Tax Agreement"). In December 2022, we requested a corporate tax exemption on profits generated by the operation of casino games in Macao for the new gaming concession period effective from January 1, 2023 through December 31, 2032, or for a period of corporate tax exemption that the Chief Executive of Macao may deem more appropriate. We are evaluating the timing of an application for a new shareholder dividend tax agreement. There is no certainty either of these tax arrangements will be granted.
We may be held jointly liable with gaming promoters for their activities in our casinos.
Macao’s Court of Final Appeal ruled on November 19, 2021 that gaming concessionaires are jointly liable with gaming promoters, including their managers and employees, for activities conducted by gaming promoters in gaming concessionaires’ casinos when those activities relate to the typical activity of gaming promoters and are conducted for the benefit of gaming concessionaires. The Macao legislature has subsequently, and with retroactive effect, interpreted and clarified the law underpinning joint liability, stating that the activities of gaming promoters in the casinos of gaming concessionaires only result in joint liability if the deposited funds or chips were used to play games of chance in the casinos or correspond to winnings from such games. We do not currently depend on gaming promoters for any portion of our gaming revenue, but we have in the past and may do so again in the future. Whilst we have always strived for excellence in monitoring systems and practices for gaming promoters operating in our casinos, we cannot guarantee that we are able to monitor all of their activities. In addition, we cannot guarantee to what extent the Macao courts will hold us liable for the past and future activities conducted by gaming promoters in our casinos, nor can we determine what the Macao courts will consider to be typical activities of gaming promoters given the recently enacted interpretation of relevant laws.
We are subject to limitations of the pataca and HK dollars exchange markets and restrictions on the export of the Renminbi.
Our revenues are denominated in patacas and HK dollars. The Macao pataca is pegged to the HK dollar and, in many cases, is used interchangeably with the HK dollar in Macao. The HK dollar is pegged to the U.S. dollar. Although currently permitted, we cannot assure you patacas and HK dollars will continue to be freely exchangeable into U.S. dollars. Also, our ability to convert large amounts of patacas and HK dollars into U.S. dollars over a relatively short period may be limited.
We are currently prohibited from accepting wagers in Renminbi. There are also restrictions on the remittance of the Renminbi from mainland China and the amount of Renminbi that can be converted into foreign currencies, including the pataca and HK dollar. Restrictions on the remittance of the Renminbi from mainland China may impede the flow of gaming customers from mainland China to Macao, inhibit the growth of gaming in Macao and negatively impact our gaming operations. There is no assurance that incremental mainland Chinese regulations will not be promulgated in the future that have the effect of restricting or eliminating the remittance of Renminbi from mainland China. Further, if any new mainland Chinese regulations are promulgated in the future that have the effect of permitting or restricting (as the case may be) the remittance of Renminbi from mainland China, then such remittances will need to be made subject to the specific requirements or restrictions set out in such rules.

VML may have financial and other obligations to foreign workers seconded to its contractors under government labor quotas.
The Macao government has granted VML quotas to permit it to hire foreign workers. VML has effectively seconded part of the foreign workers employed under these quotas to its contractors for the construction of our Cotai Strip projects. VML, however, remains ultimately liable for all employer obligations relating to these workers, including for payment of wages and taxes and compliance with labor and workers' compensation laws. VML requires each contractor to whom it has seconded these foreign workers to indemnify VML for any costs or liabilities VML incurs as a result of such contractor's failure to fulfill their obligations. VML's agreements with its contractors also contain provisions that permit it to retain some payments for up to one year after the contractors' complete work on the projects. We cannot assure you VML's contractors will fulfill their obligations to foreign workers employed under the labor quotas or to VML under the indemnification agreements, or the amount of any indemnification payments received will be sufficient to pay for any obligations VML may owe to foreign workers seconded to contractors under VML's quotas. Until we make final payments to our contractors, we have offset rights to collect amounts they may owe us, including amounts owed under the indemnities relating to employer obligations. After we have made the final payments, it may be more difficult for us to enforce any unpaid indemnity obligations.
Human Capital Related Risk Factors
We depend on the continued services of key officers.
Our ability to maintain our competitive position is dependent to a large degree on the services of our senior management team, including our Chairman and Chief Executive Officer Mr. Robert Glen Goldstein, Dr. Wong Ying Wai (Wilfred), Mr. Chum Kwan Lock, Grant, Mr. Sun MinQi (Dave) and Mr. Dylan James Williams. The loss of their services or the services of our other senior managers, or the inability to attract and retain additional senior management personnel could have a material adverse effect on our business.
We compete for limited management and labor resources in Macao, and policies of government may also affect our ability to employ imported managers or labor.
Our success depends in large part upon our ability to attract, retain, train, manage and motivate skilled managers and employees at our properties. The Macao government requires we only hire Macao residents in our casinos for certain employee roles, including roles such as dealers. In addition, we are required to obtain visas and work permits for managers and employees we seek to employ from other countries. There is significant competition in Macao for managers and employees with the skills required to perform the services we offer and competition for these individuals is likely to increase as other competitors expand their operations. Such competition has intensified recently as certain skilled managers have elected to return to their home countries due to the impact of the COVID-19 Pandemic.
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
We maintain comprehensive insurance programs for our properties in operation, as well as those in the course of construction, with coverage features and insured limits we believe are customary in their amount, breadth and scope. Market forces beyond our control may nonetheless limit the scope of the insurance coverage we can obtain or our ability to obtain coverage at reasonable rates. Certain types of losses, generally of a pandemic or catastrophic nature, such as infectious disease, (for example, the COVID-19 Pandemic), earthquakes, hurricanes, floods or cyber-related losses, or certain other liabilities including terrorist activity, political unrest, geopolitical strife or actual or threatened war may be, or are, uninsurable or too expensive to justify obtaining insurance. As a result, we may not be successful in obtaining insurance without increases in cost or decreases in coverage levels. In addition, in the event of a substantial loss, the insurance coverage we carry may not be sufficient to pay the full market value or replacement cost of our lost investment or in some cases could result in certain losses being totally uninsured. As a result, we could lose some or all of the capital we have invested in a property, as well as the anticipated future revenue from the property, and we could remain obligated for debt or other financial obligations related to the property.

Certain of our debt instruments and other material agreements require us to maintain a certain minimum level of insurance. Failure to satisfy these requirements could result in an event of default under these debt instruments or material agreements.
Failure to maintain the integrity of our information and information systems or comply with applicable privacy and cybersecurity requirements and regulations could harm our reputation and adversely affect our business.
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
LVS, our parent company, has experienced a sophisticated criminal cybersecurity attack in the past and may experience with more frequency global cybersecurity and information security threats, which may range from uncoordinated individual attempts to sophisticated and targeted measures directed at us (as a subsidiary of LVS). There has been an increase in criminal cybersecurity attacks against companies where customer and company information has been compromised and company data has been destroyed. Our information systems and records, including those we maintain with third-party service providers, may be subject to cyber-attacks and information security breaches. Cyber-attacks and information security breaches may include attempts to access information, computer malware such as viruses, denial of service, ransomware attacks that encrypt, exfiltrate, or otherwise render data unusable or unavailable in an effort to extort money or other consideration as a condition to purportedly returning the data to a usable form, operator errors or misuse, or inadvertent releases of data or documents, and other forms of electronic and non-electronic information security breaches. Our data security measures are reviewed regularly and we rely on proprietary and commercially available systems, software, tools, and monitoring to provide security for processing, transmission, and storage of customer and employee information. We also rely extensively on computer systems to process transactions, maintain information, and manage our businesses. Our third-party information system service providers and other third parties that share data with us pursuant to contractual agreements also face risks relating to cybersecurity and privacy, and we do not directly control any of such parties' information security or privacy operations. For example, the systems currently used for the transmission and approval of payment card transactions, and the technology utilized in payment cards themselves, are determined and controlled by the payment card industry, not us. Our gaming operations rely heavily on technology services provided by third parties. In the event there is an interruption of these services to us, it may have an adverse effect on our operations and financial condition. Disruptions in the availability of our computer systems, or those of third parties we engage to provide gaming operating systems for the facilities we operate, through cybersecurity attacks or otherwise, could impact our ability to service our customers and adversely affect our sales and the results of our operations.
A significant theft, destruction, loss or fraudulent use of information maintained by us or by a third-party service provider could have an adverse effect on our reputation, cause a material disruption to our operations and management team and result in remediation expenses (including liability for stolen assets or information, repairing system damage and offering incentives to customers or business partners to maintain their relationships after an attack) and regulatory fines, penalties and corrective actions, or lawsuits by regulators, third-party service providers, third parties that share data with us pursuant to contractual agreements and/or people whose data is or may be impacted. Such theft, destruction, loss or fraudulent use could also result in litigation. Advances in computer software capabilities and encryption technology, new tools, and other developments, including continuously evolving attack methods that may exploit vulnerabilities based on these advances, may increase the risk of a security breach or other intrusion. In addition, we may incur increased cybersecurity and privacy protection costs that may include organizational changes, deploying additional personnel and protection technologies, training employees and engaging third-party experts and consultants. There can be no assurance the financial resources available to us relating to cybersecurity and privacy risks will be sufficient in the event of a major cybersecurity or privacy event. Any of these events could interrupt our operations, adversely impact our reputation and brand and expose us to increased risks of governmental investigation, litigation, fines and other liability, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We are subject to risks from litigation, investigations, enforcement actions and other disputes.
Our business is subject to various laws and regulations that could lead to enforcement actions, fines, civil or criminal penalties or the assertion of litigation claims and damages. In addition, improper conduct by our employees, agents or gaming promoters could damage our reputation and/or lead to litigation or legal proceedings that could result in civil or criminal penalties, including substantial monetary fines. In certain circumstances, it may not be economical to defend against such matters and/or our legal strategy may not ultimately result in us prevailing in a matter. The investigations, litigation and other disputes may also lead to additional scrutiny from regulators, which could lead to investigations relating to, and possibly negatively impact our Concession. We cannot predict the outcome of any pending or future proceedings and the impact they will have on our financial results, but any such impact may be material. While some of these claims are covered by insurance, we cannot be certain that all of them will be, which could have an adverse impact on our financial condition, results of operations and cash flows. Additionally, changes in applicable laws or regulations that limit carbon dioxide and other greenhouse gas emissions, discourage the use of plastic materials or regulate recovery and/or disposal of certain waste streams and packaging materials due to environmental concerns may result in increased compliance costs, capital expenditures and other financial obligations.
We could be negatively impacted by ESG and sustainability matters.
Governments, investors, customers, employees and other stakeholders are increasingly focusing on corporate ESG practices and disclosures, and expectations in this area are rapidly evolving and growing. The criteria by which our ESG practices are assessed may change due to the evolution of the sustainability landscape, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. If we are unable to satisfy such new criteria, stakeholders may conclude our policies and/or actions with respect to ESG matters are inadequate and our reputation, business, financial condition and results of operations could be adversely impacted.

ITEM 4. — INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
Sands China Ltd. was incorporated in the Cayman Islands on July 15, 2009 as an exempted company with limited liability under the Companies Act (as amended) of the Cayman Islands. Our principal executive offices are located at The Venetian Macao Resort Hotel, L2 Executive Offices, Estrada da Baía de N. Senhora da Esperança, s/n, Macao. Our telephone number at this address is +853 8118-2888. Our registered office in the Cayman Islands is located at the offices of Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands. Our principal place of business in Hong Kong is 5/F, Manulife Place, 348 Kwun Tong Road, Kowloon, Hong Kong. Our agent for service of process in the United States is Corporation Service Company located at 19 West 44th Street, Suite 200, New York, New York 10036. Our corporate website is www.sandschina.com. The information contained on our website is not a part of this annual report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is www.sec.gov.
For a description of our principal capital expenditures for the years ended December 31, 2022, 2021 and 2020, see “Item 5 - Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”
B. BUSINESS OVERVIEW
Overview
We are a leading developer, owner and operator of large-scale integrated resorts in Macao. In 2022, we welcomed approximately 31 million leisure and business visits at our properties on Cotai and on the Macao Peninsula.
Our founder, former Chairman and Chief Executive Officer, Mr. Sheldon Gary Adelson, began investing in Macao from 2002 after the award of the gaming Subconcession to operate casino games and other games of chance. His vision and goal was to develop large-scale integrated resorts with a variety of world-class amenities and create an international tourism destination. This facilitated in achieving Macao’s objective for long-term economic diversification and growth in tourism.
Today, with nearly 30 million square feet of interconnected facilities on Cotai, we are the largest integrated resorts operator in Macao. Our integrated resorts not only offer gaming areas, but also the most four- and five-star rated hotel rooms compared to any other single developer in the market. Our integrated resorts also collectively feature the largest capacity in meeting space, convention and exhibition halls, retail and dining areas and entertainment venues. We believe our integrated resorts are unique in Macao and differentiate us from our competitors due to size and scale, range of non-gaming amenities, and focus on leisure and business tourism.
Macao is the largest gaming market in the world and the only location in China offering legalized casino gaming. VML, our subsidiary, holds one of the six concessions administered by the Macao government to operate casinos or gaming areas in Macao.
We developed, own and operate The Venetian Macao, The Londoner Macao, The Parisian Macao, The Plaza Macao and Sands Macao. We also own the Cotai Expo, one of the largest convention and exhibition centers in Asia, as well as some of Macao’s largest entertainment venues, the Cotai Arena and the Londoner Arena. Our properties collectively feature 12,392 luxury suites and hotel rooms (including 19 ultra-exclusive Paiza Mansions), 146 different restaurants and food outlets, theaters for live performances, as well as other integrated resort amenities.
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
Within our integrated resorts, we also operate some of the largest and most profitable retail malls in Asia, showcasing approximately 700 shops, which occupy over 2.1 million square feet of retail space. Our retail malls are home to many global luxury designer brands and leading Asian retail brands.
We own and operate Cotai Water Jet, one of the two major high-speed ferry operators between Hong Kong and Macao, facilitating leisure and business travelers to reach Macao from points in Hong Kong, including the Hong Kong International Airport.

Our Developments in Macao
The Venetian Macao which opened in August 2007, is the anchor property of our Cotai Strip development located approximately two miles from the Taipa Ferry Terminal on Macao's Taipa Island and six miles from the bridge linking Hong Kong, Macao and Zhuhai. As of December 31, 2022, The Venetian Macao featured approximately 503,000 square feet of gaming space and gaming support area with 632 table games and 1,176 slot machines or similar electronic gaming devices. The Venetian Macao features a 39-floor five-star hotel tower with 2,841 standard hotel suites and 64 Paiza suites and Shoppes at Venetian, with approximately 944,000 square feet of unique retail shopping with 316 stores featuring many international brands and home to 56 restaurants and food outlets with an international assortment of cuisines. In addition, The Venetian Macao has approximately 1.2 million square feet of convention center and meeting room complex, an 1,800-seat theater and the 15,000-seat Cotai Arena that hosts world-class entertainment and sporting events.
The Londoner Macao, our largest integrated resort on the Cotai Strip, is located across the street from The Venetian Macao, The Parisian Macao and The Plaza Macao. The Londoner Macao is the result of our renovation, expansion and rebranding of Sands Cotai Central, which included the addition of extensive thematic elements both externally and internally and was completed in 2022. The Londoner Macao presents a range of new attractions and features, including some of London’s most recognizable landmarks, such as the Houses of Parliament and the Elizabeth Tower (commonly known as "Big Ben"), and interactive guest experiences. The integrated resort features four hotel towers. The first hotel tower consists of The Londoner Court with 368 luxury suites and 400 rooms and suites under the St. Regis brand. The second hotel tower consists of 659 five-star rooms and suites under the Conrad brand and The Londoner Macao Hotel with 594 London-themed suites, including 14 exclusive Suites by David Beckham. The third hotel tower consists of 1,842 rooms and suites under the Sheraton brand. The fourth hotel tower consists of 2,126 rooms and suites under the Sheraton brand. The Londoner Macao currently operates approximately 400,000 square feet of gaming space and gaming supporting area with 479 table games and 858 slot machines or similar electronic gaming devices , approximately 369,000 square feet of meeting space, a 1,701-seat theater, a 6,000-seat Londoner Arena and approximately 610,000 square feet of retail space with 128 stores and 49 restaurants and food outlets.
The Parisian Macao, which opened in September 2016, is connected to The Venetian Macao and The Plaza Macao, includes approximately 272,000 square feet of gaming space and gaming supporting area with 273 table games and 796 slot machines or similar electronic gaming devices. The Parisian Macao also features 2,541 elegantly appointed rooms and suites and Shoppes at Parisian comprising of approximately 296,000 square feet of unique retail shopping with 109 stores featuring many international brands and home to 23 restaurants and food outlets with an international assortment of cuisines. Other non-gaming amenities at The Parisian Macao include a meeting room complex of approximately 63,000 square feet and a 1,200-seat theater. Directly in front of The Parisian Macao, and connected via a covered walkway to the main building, is a half-scale authentic re-creation of the Eiffel Tower containing a viewing platform and restaurant.
The Plaza Macao, which opened in August 2008, is located adjacent to The Venetian Macao, has approximately 108,000 square feet of gaming space and gaming supporting area with 142 table games and 98 slot machines or similar electronic gaming devices at its Plaza Casino. The Plaza Macao also has 360 elegantly appointed rooms and suites managed by FS Macau Lda., several food and beverage offerings, and conference and banquet facilities. Shoppes at Four Seasons includes approximately 249,000 square feet of retail space with 137 stores and 9 restaurants and food outlets, connecting to Shoppes at Venetian. The Plaza Macao also features 19 ultra-exclusive Paiza Mansions, which are individually designed and made available by invitation only. The Grand Suites at Four Seasons, also managed by FS Macau Lda., opened in October 2020 and features 289 luxury suites.
Sands Macao, which opened in May 2004, was the first Las Vegas-style casino in Macao and situated on the Macao Peninsula near the Macau Maritime Ferry Terminal on a waterfront parcel centrally located between the Gongbei border gate and the central business district in Macao. Sands Macao includes approximately 176,000 square feet of gaming space and gaming support area with 159 table games and 563 slot machines or similar electronic gaming devices. Sands Macao also includes a 289-suite hotel tower, restaurants, spa facilities, entertainment areas and other amenities.
We operate the gaming areas within our Macao properties pursuant to a 10-year gaming concession that expires in December 2032. See "Regulation — Macao Concession." Prior to the current gaming concession, we operated these gaming areas under an amended 20-year subconcession agreement, which expired on December 31, 2022.
During 2022, our operations continued to be significantly impacted by a global pandemic (COVID-19 Pandemic). While the details of this impact have been disclosed throughout this report, the following discussion of our business focuses on execution of our business strategies in a non-pandemic environment based on the assumption the global impact of the COVID-19 Pandemic will eventually diminish and our operations will recover as travel and tourism improves in our market.

Key Strengths
We believe we have a number of key strengths that differentiate our business from our competitors, including:
Diversified, high quality integrated resort offerings with substantial non-gaming amenities
Our integrated resorts feature non-gaming attractions and amenities including world-class entertainment, expansive retail offerings and market-leading MICE facilities. These attractions and amenities enhance the appeal of our integrated resorts, contributing to visitation, length of stay and customer spending at our resorts. The broad appeal of our market-leading integrated resort offerings in Macao enables us to serve the widest array of customer segments in the Macao market.
Substantial and diversified sources of cash flow from existing operations
We have a track record of generating cash from operations from gaming and non-gaming sources, including retail malls, hotel, food and beverage, entertainment and MICE.
Market leadership in the growing high-margin mass market gaming segment
In our gaming business, we focus on the high-margin mass gaming segment. Our combined Macao properties had the highest percentage of gaming win from mass tables and slots of the Macao operators, with an average market share of approximately 30% during the previous five years. Management estimates our mass market table revenues typically generated a gross margin substantially higher than the gross margin on our VIP table revenues.
Established brands with broad regional and international market awareness and appeal
Through a combination of its diversity of amenities, scale of facilities and its distinctive design, The Venetian Macao has remained the foremost example of a themed integrated resort in Macao. The Parisian Macao, our themed property with an iconic replica of the Eiffel Tower and other attractions, along with The Londoner Macao, with its phased opening throughout 2022, has established an interconnected critical mass of European-themed integrated resorts that attract multiple segments of leisure and business tourism and drive broad brand awareness both regionally and globally. As awareness of The Londoner Macao increases, we believe this integrated resort has both the quality and scale to enhance the overall reputation and recognition of our Macao portfolio.
Experienced management team with a proven track record
Mr. Robert Glen Goldstein, our Chairman and Chief Executive Officer, has been an integral part of our executive team from the beginning, joining our founder and previous Chairman and Chief Executive Officer, Mr. Sheldon G. Adelson in developing the Las Vegas, Singapore and Macao markets. Mr. Goldstein is one of the most respected and experienced executives in our industry today. Dr. Wong Ying Wai (Wilfred), our President, Mr. Chum Kwan Lock, Grant, our Chief Operating Officer, Mr. Sun MinQi (Dave), our Chief Financial Officer, and Mr. Dylan James Williams, our General Counsel and Company Secretary, have substantial business experience and have successfully contributed to the execution of our operating strategies. Our management team is focused on delivering growth, increasing our return on invested capital, balance sheet strength, preserving the Company’s financial flexibility to pursue development opportunities and continuing to execute return of capital to shareholders.
Unique MICE and entertainment facilities
Our market-leading MICE and entertainment facilities contribute to Macao’s diversification and appeal to business and leisure travelers while diversifying our cash flows and increasing revenues and profit. Our approximately 1.7 million square feet of MICE space is designed to meet the needs of meeting planners and corporate events and trade show organizers from around the world. Our experience and expertise in this industry supports our ability to drive leisure and business tourism to Macao. Since opening in 2007, our 15,000-seat Cotai Arena has established itself as one of the top live entertainment venues in Southern China. The theaters at The Venetian Macao and The Parisian Macao offer a variety of ticketed events. The live entertainment program at our properties has been a key traffic driver and has established us as a leader in the field of tourism and leisure activities.
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
Developing and diversifying our integrated resort offerings on Cotai to include a full complement of products and services to cater to different market segments. Our development on Cotai includes four integrated resorts, MICE space, retail, dining and entertainment facilities and a range of hotel offerings to cater to different segments of the market. In addition to The Venetian Macao, The Londoner Macao Hotel, Londoner Court and The Parisian Macao hotel rooms, we also have the Four Seasons Macao, The Grand Suites at Four Seasons, the Conrad Macao, the Sheraton Grand Macao and The St. Regis Macao suites and hotel rooms. We are able to leverage the recognition and the sales, marketing and reservation capabilities of these premier hotel brands to attract a wide range of customers from different market segments to our properties. We believe our partnerships with renowned hotel management partners, our diverse integrated resort offerings and the convenience and accessibility of our properties will continue to enhance the appeal of our properties to both the leisure and business customer segments.
Leveraging our scale of operations to create and maintain an absolute cost advantage. Management expects to benefit from lower unit costs due to the economies of scale inherent in our operations. Opportunities for lower unit costs include, but are not limited to, lower utility costs; more efficient staffing of hotel and gaming operations; and centralized transportation, marketing and sales, and procurement. In addition, our scale allows us to consolidate certain back-office functions.
Focusing on the high-margin mass market gaming segment, while continuing to provide luxury amenities and high service levels to our VIP and premium players. Our properties cater not only to VIP and premium players, but also to mass market customers, which comprises our most profitable gaming segment. We believe the mass market segment will continue to exhibit long-term growth as a result of the introduction of more high-quality gaming facilities and non-gaming amenities into the market, accompanied by supportive long-term trends in business and leisure tourism.
Identifying targeted investment opportunities to drive growth across our portfolio. We will continue to invest in the expansion of our facilities and the enhancement of the leisure and business tourism appeal of our Cotai property portfolio. Our planned development projects include fulfilling capital and operating investment requirements as part of Macao gaming concession and future phases of the renovation and redevelopment of The Londoner Macao.
Industry
The Macao gaming industry continued to be impacted by COVID-19 in 2022. The Macao government announced total gross gaming revenues in Macao were 42.20 billion patacas in 2022 (approximately US$5.26 billion), a 51.4% decrease compared to 2021 and an 85.6% decrease compared to 2019. In addition, total visitation to Macao in 2022 was 6 million, a 26.0% decrease compared to 2021 and a 85.5% decrease compared to 2019.
Macao is the largest gaming market in the world and the only location in China offering legalized casino gaming. We believe visitation will return to pre-pandemic levels and will continue to experience meaningful long-term growth. We believe this growth will be driven by a variety of factors, including the movement of Chinese citizens to urban centers in China, the continued growth of the Chinese outbound tourism market, the increased utilization of existing transportation infrastructure, the introduction of new transportation infrastructure and the continued increase in hotel room inventory in Macao and neighboring Hengqin Island. There has been significant investment announced and recently completed by concessionaires in new resort development projects on Cotai. These factors should help increase the critical mass on Cotai and further drive Macao’s transformation into a leading business and leisure tourism hub in Asia.
We believe the development of additional integrated resort products in Macao will also drive a higher demand for gaming products. Table games are the dominant form of gaming in Asia, with Baccarat being the most popular game. In 2022, according to DICJ statistics, mass gaming and slot segments represented 76% of the market revenue. We believe we will continue to experience Macao market-leading visitation and are focused on driving high-margin mass market gaming, while providing luxury amenities and high service levels to our VIP and premium players. We intend to continue to introduce more modern and popular products catering to this growing customer segment and believe our continuing improvement in our high-quality gaming product offerings has enabled us to capture a meaningful share of the overall Macao gaming market across all player segments.
Proximity to major Asian cities
Visitors from Hong Kong, South China, Taiwan and other locations in Asia can reach Macao in a relatively short time, using a variety of transportation methods, and visitors from more distant locations in Asia can take advantage of short travel times by air to

Zhuhai, Shenzhen, Guangzhou or Hong Kong, followed by a road, ferry or helicopter trip to Macao. In addition, numerous air carriers fly directly into Macau International Airport from many major cities in Asia. Various COVID-19 related restrictions and closures continued to negatively impact these transportation methods in 2022.
Prior to COVID-19, Macao drew a significant number of customers who are visitors or residents of Hong Kong. One of the major methods of transportation to Macao from Hong Kong is the jetfoil ferry service, including our ferry services, Cotai Water Jet. The Hong Kong-Zhuhai-Macao Bridge (the “HZMB”), connecting Hong Kong, Macao and Zhuhai, has reduced the travel time between Hong Kong and Macao from one hour by ferry to approximately 45 minutes on the road. The HZMB is part of the Greater Bay Area Initiative and plays a key role in connecting the cities in the Greater Bay Area, facilitating the visitation to Macao. Macao is also accessible from Hong Kong by helicopter.

Our properties and projects
Our operations consist of The Venetian Macao, The Londoner Macao, The Parisian Macao, The Plaza Macao, the Sands Macao and other operations that support these properties, including our high-speed Cotai Water Jet ferry service operating between Hong Kong and Macao.

The following table sets forth data on our existing operations as of December 31, 2022:

	The Venetian Macao	The Londoner Macao	The Parisian Macao	The Plaza Macao	Sands Macao	Total
Opening date	August 2007	April 2012(i)	September 2016	August 2008(ii)	May 2004
Hotel rooms and suites	2,841	5,989	2,333	649	238	12,050
Paiza suites	64	—	208	—	51	323
Paiza mansions	—	—	—	19	—	19
MICE (square feet)	1,200,000	369,000	63,000	28,000	—	1,660,000
Theater (seats)	1,800	1,701	1,200	—	650	5,351
Arena (seats)	15,000	6,000	—	—	—	21,000
Total retail (square feet)	944,000	610,000	296,000	249,000	50,000	2,149,000
Number of shops	316	128	109	137	6	696
Number of restaurants and food outlets(iii)	56	49	23	9	9	146
Total gaming facility (square feet)(iv)	503,000	400,000	272,000	108,000	176,000	1,459,000
Gaming units(v):
Tables	632	479	273	142	159	1,685
Slots	1,176	858	796	98	563	3,491
____________________
(i)    The Londoner Macao consists of the Conrad tower, the first Sheraton tower, the second Sheraton tower and the St. Regis tower, which opened in April 2012, September 2012, January 2013 and December 2015, respectively. The Londoner Macao Hotel located at the Conrad tower and Londoner Court located at the St. Regis tower opened in January 2021 and September 2021, respectively.
(ii)    The Plaza Macao consists of the Four Seasons Macao and The Grand Suites at Four Seasons, which opened in August 2008 and October 2020, respectively. The Grand Suites at Four Seasons features 289 luxury suites.
(iii)    Includes the restaurants and food outlets which are temporarily closed in response to the COVID-19 Pandemic.
(iv)Includes total gaming support areas of approximately 115,000 square feet.
(v)From January 1, 2023, VML is currently allowed to operate (a maximum of) 1,680 units of gaming tables and 3,700 units of slot machines.
The Venetian Macao
In August 2007, we opened The Venetian Macao, the anchor property of our Cotai Strip development, which is conveniently located approximately three kilometres from the Taipa Ferry Terminal on Macao’s Taipa Island and ten kilometres from the bridge linking Hong Kong, Macao and Zhuhai. As of December 31, 2022, The Venetian Macao included approximately 503,000 square feet of gaming space and gaming supporting area comprising exclusive VIP rooms and an expansive mass market gaming floor.
At December 31, 2022, The Venetian Macao featured 632 table games and 1,176 slot machines or similar electronic gaming devices. The mass market gaming floor is divided into four uniquely designed areas: Red Dragon, Golden Fish, Phoenix and Imperial House. The Venetian Macao features replicas of many famous sites in the Italian city of Venice, including St. Mark’s Square, the Campanile Tower and Doge’s Palace. During the year ended December 31, 2022, The Venetian Macao had total visitation of approximately 9.7 million, compared to 12.8 million in 2021 and 36.0 million in 2019.
In addition to gaming facilities, The Venetian Macao features a 39-floor five-star hotel tower with 2,841 standard hotel suites and 64 Paiza suites. Standard suites consist of an elevated sleeping area and bathroom as well as a sunken living/working area. We believe these designs respond to the needs of regional leisure and business travelers as well as patrons, and help prolong the stay of leisure or business visitors in Macao, as typically seen in Las Vegas. The 64 Paiza suites range from 2,300 to 8,000 square feet. Each Paiza suite in The Venetian Macao offers a living room, a dining room, at least two bedrooms and private concierge service. Some larger suites include a private massage room, gym, pool and media/karaoke room.
The Venetian Macao also provides a broad selection of entertainment options and amenities that caters the mass market customers, including families, and also targets VIP and premium players with bespoke products and services, such as the Paiza Club. The Venetian Macao has approximately 944,000 square feet of unique retail shopping at Shoppes at Venetian with 316 stores featuring many international brands and home to 56 restaurants and food outlets with an international assortment of cuisines. Visitors and guests can access Shoppes at Venetian from several different locations, including the main road through Cotai, Shoppes at Four Seasons, The Venetian Macao hotel and The Venetian Macao gaming floor. Retail offerings include a wide variety of selections, ranging from well-

known international brands such as Louis Vuitton, Versace, Hermès, YSL, Balenciaga, Furla, Hugo Boss, Coach and Polo Ralph Lauren, to mid-level retail offerings such as Lululemon, Nike, UNIQLO, Victoria’s Secret, Marks & Spencer, Adidas, Foot Locker, Champion and FILA. The mall has an extensive selection of high-end jewelry and watch retailers such as Rolex, Omega, Bvlgari, Tiffany & Co., Cartier, Breguet, Piaget, Chaumet and Chopard.
The restaurants and stores are set along streetscapes reminiscent of the historical streetscapes in Venice. The common areas within the retail space include St. Mark’s Square and three indoor canals with gondola rides.
Furthermore, The Venetian Macao features a convention center and meeting room complex of approximately 1.2 million square feet, Cotai Expo. These MICE facilities provide a flexible and expansive space that can be configured to provide small, mid-size or large meeting rooms and/or accommodate large-scale multi-media events or trade shows. MICE events typically take place on weekdays to attract business travelers during the slower mid-week periods while leisure travelers occupy our properties during the weekends. The Venetian Macao also has a 1,800-seat theater and a 15,000-seat arena, the Cotai Arena, which hosts world-class entertainment and sporting events.
The Londoner Macao
The Londoner Macao is located across the street from The Venetian Macao, The Parisian Macao and The Plaza Macao and is our largest integrated resort on Cotai. The Londoner Macao is the result of our renovation, expansion and rebranding of Sands Cotai Central, which included the addition of extensive thematic elements both externally and internally and was completed in 2022. The Londoner Macao presents a range of new attractions and features, including some of London’s most recognizable landmarks, such as the Houses of Parliament and the Elizabeth Tower (commonly known as “Big Ben”), and interactive guest experiences. The integrated resort features four hotel towers. The first hotel tower consists of The Londoner Court with 368 luxury suites and 400 rooms and suites under the St. Regis brand. The second hotel tower consists of 659 five-star rooms and suites under the Conrad brand and The Londoner Macao Hotel with 594 London-themed suites, including 14 exclusive Suites by David Beckham. The third hotel tower consists of 1,842 rooms and suites under the Sheraton brand. The fourth hotel tower consists of 2,126 rooms and suites under the Sheraton brand. The Londoner Macao currently operates approximately 400,000 square feet of gaming space and gaming supporting area, with 479 table games and 858 slot machines or similar electronic gaming devices, and includes exclusive VIP rooms designed for VIP players. The Londoner Macao also has approximately 369,000 square feet of meeting space, a 1,701-seat theater, a 6,000-seat arena and approximately 610,000 square feet of retail space with 128 stores and 49 restaurants and food outlets. For the year ended December 31, 2022, The Londoner Macao had total visitation of approximately 8.3 million, compared to 9.8 million in 2021 and 19.2 million in 2019.
The Parisian Macao
On September 13, 2016, we opened The Parisian Macao, a themed, iconic, “must-see” integrated resort connected to The Venetian Macao and The Plaza Macao, which includes approximately 272,000 square feet of gaming space and gaming supporting area with 273 table games and 796 slot machines or similar electronic gaming devices. The Parisian Macao also features 2,541 elegantly appointed rooms and suites and Shoppes at Parisian comprising of approximately 296,000 square feet of unique retail shopping with 109 stores featuring many international brands and home to 23 restaurants and food outlets with an international assortment of cuisines. Other non-gaming amenities at The Parisian Macao include a meeting room complex of approximately 63,000 square feet and a 1,200-seat theater. Directly in front of The Parisian Macao, and connected via a covered walk-way to the main building, is a half-scale authentic re-creation of the Eiffel Tower containing a viewing platform and restaurant. For the year ended December 31, 2022, The Parisian Macao had total visitation of approximately 3.3 million, compared to 5.5 million in 2021 and 13.0 million in 2019.
The Plaza Macao
In August 2008, we opened The Plaza Macao, which is located adjacent to The Venetian Macao and has approximately 108,000 square feet of gaming space and gaming supporting area with 142 table games and 98 slot machines or similar electronic gaming devices at its Plaza Casino. The Plaza Macao also has 360 elegantly appointed rooms and suites managed by FS Macau Lda., several food and beverage offerings, and conference and banquet facilities. Shoppes at Four Seasons, connecting to Shoppes at Venetian, includes approximately 249,000 square feet of retail space with 137 stores and 9 restaurants and food outlets. The Plaza Macao also features 19 ultra-exclusive Paiza Mansions, which are individually designed and made available by invitation only. The Grand Suites at Four Seasons, also managed by FS Macau Lda., opened in October 2020 and features 289 luxury suites. For the year ended December 31, 2022, The Plaza Macao had total visitation of approximately 8.6 million, compared to 12.0 million in 2021 and 24.3 million in 2019.
Sands Macao
We opened Sands Macao in May 2004. Sands Macao was the first Las Vegas-style casino in Macao and currently contains a mix of gaming areas for mass market and VIP players, and entertainment and dining facilities, and hotel suites. Sands Macao is situated on the Macao Peninsula near the Macau Maritime Ferry Terminal, on a waterfront parcel centrally located between the

Gongbei border gate and the central business district in Macao. This location provides Sands Macao access to a large customer base, particularly the visitors who travelled to Macao by sea arriving at the Taipa Ferry Terminal or the Macau Maritime Ferry Terminal. For the year ended December 31, 2022, Sands Macao had total visitation of approximately 0.9 million, compared to 1.5 million in 2021 and 5.7 million in 2019.
As of December 31, 2022, Sands Macao features 289 suites, which are furnished with modern amenities. Sands Macao also included approximately 176,000 square feet of gaming space and gaming support area with 159 table games and 563 slot machines or similar electronic gaming devices.
In addition to gaming facilities and hotel accommodations, Sands Macao also includes restaurants, spa facilities, entertainment areas and other amenities. The dining venues feature popular regional cuisine and include a Cantonese restaurant and an upscale western-style steakhouse.
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
Cotai Water Jet ferry services. In November 2007, we launched our high-speed Cotai Water Jet ferry services between the Hong Kong Macau Ferry Terminal and the Taipa Ferry Terminal near our Cotai Strip development. Prior to the COVID-19 Pandemic, we transported passengers between the Hong Kong Macau Ferry Terminal and the Taipa Ferry Terminal near our Cotai Strip development with our fleet of ferries. The Group had suspended its ferry operations between Hong Kong and Macao in response to the COVID-19 Pandemic in early 2020 and resumed Cotai Water Jet ferry services between Hong Kong and Macao on January 8, 2023.
The Cotai Water Jet ferry services are fully managed and operated on our behalf by Chu Kong High-Speed Ferry Co., Ltd., through catamarans owned by our indirect wholly-owned subsidiaries within the Group. Each custom-built catamaran has the capacity to carry more than 400 passengers and operate at top speeds of approximately 42 knots.
We operate our ferry services pursuant to a renewed ten-year license granted by the Macao government on November 8, 2019 with an expiry date on January 13, 2030.
Cotai Limo services. Our Cotai Limo service fleet consists of over 100 limousines. It operates 24/7 and includes 25 signature vehicles, which are provided on an exclusive basis to our VIP and premium players. Fleet deployment is managed through a centralized dispatch office for all pre-booked services, while additional vehicles are stationed at various locations to provide “on demand” services.
Cotai Shuttle bus services. We operate a fleet of 139 (34 owned, 105 leased) complimentary shuttle buses as of December 31, 2022. Prior to COVID-19 Pandemic, these shuttle buses transported passengers between our properties and the Macau Maritime Ferry Terminal, the Taipa Ferry Terminal and the Macau International Airport every five to ten minutes during peak periods. These shuttle buses are also supported by an additional 25 coaches available on request to serve when demand increases. The Cotai Shuttle also runs to and from two border checkpoints with mainland China, the Border Gate and Macao area of Hengqin Port, transporting visitors directly to and between our properties every five to ten minutes during peak periods. The services between the Taipa Ferry Terminal and our properties provide a connecting service for all Cotai Water Jet ferry arrivals and direct visitors to our properties. All of these routes maintain a regular schedule, although the exact operating hours are dependent on the specific route. Most routes operate at a minimum of 12 hours every day. Due to the COVID-19 Pandemic, the aforementioned routes had been operating at a reduced capacity and some routes had been temporarily suspended.
In January 2023, all of these routes resumed regular operation and transported the visitors to our properties every 10 to 15 minutes during peak periods.
Airplane services. Through a shared services agreement with LVS, we have access to a fleet of 16 corporate configured airplanes. All airplanes are owned by LVS or by various related entities of LVS’ controlling shareholder and are operated by Sands Aviation, LLC, an affiliate of our Company. We can deploy these airplanes to bring VIP and premium players from around the globe to our properties.
Cotai Ticketing. Cotai Ticketing was established in 2007 to provide ticketing services for events at our properties. Cotai Ticketing currently sells tickets for events at the Cotai Arena, The Venetian Theater, The Parisian Theater, Sands Theater, and other venues at The Venetian Macao and The Londoner Macao. Cotai Ticketing has six permanent box office locations across the properties and a call center based in Macao with three language options and direct phone numbers for Asian and North American countries. We also sell tickets online 24/7 at our website www.CotaiTicketing.com. This website is available in two languages — English and Simplified Chinese.

Travel agencies. We have our own travel agency, CotaiTravel in Macao. We have also developed partnerships with a large number of tour and travel companies throughout Asia. These agencies provide reservations for accommodation, travel to Macao and for various shows and other activities and entertainment amenities at our properties.
Retail Mall Operations. We own and operate retail malls at our integrated resorts at The Venetian Macao, The Londoner Macao, The Parisian Macao and The Plaza Macao. We own over 2.1 million square feet of gross retail space.
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
The tables below set forth certain information regarding our mall operations on Cotai as of December 31, 2022.

Mall Name	Total GLA(i)	Selected Significant Tenants
Shoppes at Venetian	813,832(ii)	Zara, Victoria's Secret, UNIQLO, Tiffany & Co., Rolex, Bvlgari, FURLA, MUJI, Marks & Spencer, Tommy Hilfiger, Cartier, Chaumet, Longines
Shoppes at Londoner	610,238	Marks & Spencer, Chow Tai Fook, Apple, Bottega Veneta, Gucci, Burberry, Lululemon, Tod's, V&A, DFS, Tory Burch, The Cheesecake Factory, Shake Shack, Pop Mart
Shoppes at Parisian	296,322	Zadig & Voltaire, Versace Jeans Couture, Antonia, Arc'teryx, Champion, Jaeger-LeCoultre, Breitling, I.T Menswear
Shoppes at Four Seasons	248,674	Cartier, Chanel, Louis Vuitton, Hermès, Gucci, Dior, Versace, Zegna, Loro Piana, Saint Laurent, Balenciaga, Loewe, Roger Vivier, Christian Louboutin, Alexander McQueen, Miu Miu, Chloe
___________________
(i)    Represents Gross Leasable Area in square feet.
(ii)    Excludes approximately 130,000 square feet of space on the fifth floor currently not on the market for lease.
The following table reflects our tenant representation by category for our mall operations as of December 31, 2022.

Category	Square Feet	% of Square Feet	Representative Tenants
Fashion (Luxury, Women’s, Men’s, Mixed)	431,087	30%	Louis Vuitton, Gucci, Versace, Balenciaga, Loewe, Saint Laurent, Burberry, Tommy Hilfiger, Coach, Tory Burch, I.T Menswear
Restaurants and Lounges	281,958	20%	Lei Garden, North, The Cheesecake Factory, Shake Shack
Multi-Brands	245,114	17%	Duty Free Americas, The Atrium, DFS
Jewelry	90,490	6%	Bvlgari, Cartier, Rolex, Tiffany & Co, Chaumet, Longines, V&A, Jaeger-LeCoultre, Breitling
Fashion Accessories and Footwear	84,005	6%	Rimowa, FURLA, Charles & Keith, Tod's
Lifestyle, Sports and Entertainment	85,185	6%	Manchester United, Adidas, Under Armour
Health and Beauty	71,816	5%	Sa Sa, Chanel, Helena Rubinstein, SkinCeuticals, Valentino Beauty
Home Furnishing and Electronics	62,763	5%	Apple, Zara Home, MUJI
Banks and Services	39,668	3%	Bank of China, ICBC
Specialty Foods	19,463	1%	Godiva, Haagen Dazs
Arts and Gifts	14,539	1%	Emporio Di Gondola, Pop Mart
Total	1,426,088	100%

Competition in Macao
Gaming in Macao is administered by the Macao government through concessions awarded to six different Concessionaires, of which we are one. The other concessionaires are SJM, Wynn Resorts Macau, Galaxy, MGM Grand Paradise and Melco.
Our operations also face competition from other gaming and resort destinations, both in Asia and globally.
Human Capital
Talent Management
We directly employ approximately 24,000 full-time employees, and hire additional temporary employees on an as-needed basis. Of our full-time employees, approximately 52% are female.
Our success depends in large part upon our ability to attract, retain, train, manage and motivate skilled managers and employees at our properties. Our strategy is to be the employer of choice by ensuring a thriving workforce built on integrity and opportunity and to support our employees’ personal, professional and financial well-being. We strive to enhance our culture by creating a safe environment that consists of an inclusive and diverse workforce where all employees are treated fairly and equally and can excel in the performance of their duties. Some examples of key programs and initiatives we have implemented to attract, develop and retain our diverse workforce include:
•Competitive pay;
•Healthcare: medical/prescription, dental, vision, short-term disability, life and accidental death and disability insurance options at no premium cost; group healthcare insurance; and other support for both physical and mental health, such as a free Employee Assistance Program for employees and their households;
•Provident funds Scheme: all eligible employees are able to participate in provident funds schemes, which may include contributions from the employer, as well as the employee;
•Diversity, Equity and Inclusion Program: through well-established policies, procedures, hiring practices and support systems, we promote diversity, equity and inclusion and integrate these values into our Company;
•Family friendly programs for employees which widen their social circle, expand their support network and lead a fulfilled life outside of work;
•On-site provision of meals, health care corner and more for employees; and
•Training and development: through Sands China Academy, our training and development platform, we provide courses, learning tools, coaching opportunities and one-on-one consulting to help employees fulfill their potential, as well as provide tuition reimbursement.
Our employees are not covered by collective bargaining agreements. We believe we have good relations with our employees.
Commitment to Environmental Sustainability
We focus significant attention on minimizing our environmental impact with the goal of reducing the environmental footprint of our existing properties and offsetting the impact of new developments. Through Sands ECO360, we endeavor to adapt to emerging trends, support new technologies and foster environmental stewardship in the areas of building design and development, resort management and operations, and meetings, events and entertainment. The program is aligned with the United Nations Sustainable Development Goals and other key environmental standards in the areas of low carbon transition, water stewardship, waste, plastics and packaging, sourcing and biodiversity.
Our ESG report is available on our website and contains further information on our environmental sustainability performance, including data indices that reflect the reporting requirements of the Global Reporting Initiative and the Sustainability Accounting Standards Board. The contents of the report and our website are not intended to be incorporated by reference into this annual report on Form 20-F or in any other report or document we file or furnish with the SEC, and any reference to the report and our website are intended to be inactive textual references only.
In addition to our internal initiatives, we have developed the Drop by Drop Project, a collaborative water stewardship initiative in conjunction with Clean the World Foundation. The Drop by Drop Project is designed to encourage sustainability in our local regions and reinvests capital from our water stewardship efforts into innovative water projects in Macao.
Regulation
Macao Concession
Until December 31, 2022, the Macao government administered gaming through concession contracts awarded to three different Concessionaires and three Subconcessionaires, including VML. On June 23, 2022, the Macao government approved and authorized an extension between VML and Galaxy, thereby extending the Subconcession from June 26, 2022 to December 31, 2022. VML paid the Macao government 47 million patacas (approximately US$6 million at exchange rates in effect at the time of the transaction) and provided a bank guarantee to the Macao government on September 20, 2022, in the amount of 2.31 billion patacas (approximately US$289 million at exchange rates as defined in the bank guarantee contract) to secure the fulfillment of VML’s payment obligations towards its employees if VML were unsuccessful in tendering for a new concession contract after its Subconcession expired.
On November 26, 2022, the Macao government provisionally awarded six concessions to six of the bidders, including VML, subject to satisfaction of certain conditions, including the provision of a bank guarantee of 1.0 billion patacas (approximately US$125 million) to secure the fulfillment of VML’s legal, contractual and other obligations, including labor obligations. By December 9, 2022, VML had complied with all of these conditions.
On December 16, 2022, the Macao government granted VML, SCL's wholly owned subsidiary, one of six concessions to operate casinos in Macao. VML entered into a ten-year concession agreement with the Macao government, beginning on January 1, 2023. On December 19, 2022, VML requested the release of all the bank guarantees provided to the Macao government under its Subconcession, and in January 2023 such bank guarantees were released, including the 2.31 billion patacas bank guarantee.
On December 30, 2022, in accordance with the requirements of the Gaming Law and their obligations under letters of undertakings (the “Undertakings”), the Company’s subsidiaries VML, VCL, VOL and CSL2, entered into deeds of reversion, pursuant to which they confirmed and agreed to revert to the Macao government the Gaming Assets without compensation and free of any liens or charges upon the expiry of the term of the Subconcession extension period. On the same day, VML entered into the Handover Record which granted VML the right to operate the Gaming Assets for the duration of the Concession in exchange for annual payments of 750 patacas per square meter for the first three years and 2,500 patacas per square meter for the following seven years (approximately US$93 and US$311, respectively). In years two and three, the annual payment of 750 patacas per square meter will be adjusted based on Macao’s average price index for the previous year. In years five through ten, the annual payment of 2,500 patacas per square meter will be adjusted based on Macao’s average price index for the prior year. We are required by the Concession to operate casino games of chance in Macao. The Concession permits us to operate the Gaming Assets at Sands Macao, The Venetian Macao, The Plaza Macao and the Four Seasons Macao, The Londoner Macao and The Parisian Macao. We must invest, or cause to be invested, at least 30.24 billion patacas (approximately US$3.77 billion), including 27.80 billion patacas (approximately US$3.46 billion) on non-gaming projects (the “Investment Plan”). As part of the investment, we are obligated to develop certain gaming and non-gaming investment projects by December 2032 and allocate resources to, among other things, the attraction of international visitors, conventions and exhibitions, entertainment shows, sporting events, culture and art, health and wellness, and themed attractions, as well as to support Macao’s status as a city of gastronomy and increase community and maritime tourism. Key areas include:
•A commitment to expanding, enhancing and optimizing the scale and quality of its convention centers and associated amenities. This includes the proposed development of a new approximately 18,000-square-meter MICE facility in a new podium adjacent to the existing Cotai Expo, expanding the Company’s footprint of interconnected meeting space and enabling the hosting of additional large-scale international MICE events. In conjunction with these efforts, we will strengthen the planning, organization and international marketing of convention tourism to attract global multinational companies to host annual meetings and corporate summits in Macao.
•The redevelopment of the existing Le Jardin (the “Tropical Garden” on the south side of The Londoner Macao) to create a new and unique garden-themed destination covering approximately 50,000-square-meters. The proposed garden-themed attraction will include an iconic conservatory in addition to themed green spaces and amenities. The conservatory is intended to become a Macao landmark of international renown, serving as a year-round themed attraction for tourists and residents alike.
•An expansion of entertainment and sporting events and offerings to grow international tourism, supported in part by a meaningful reinvestment and upgrade of the Cotai Arena. We will also develop several new restaurants and introduce innovative international culinary concepts to bolster Macao’s status as a city of gastronomy. In addition, we will introduce a luxury yacht experience with on-board dining and entertainment including celebrity appearances, and water sports.
If Macao’s annual market gross gaming revenue reaches or surpasses 180 billion patacas (approximately US$22.42 billion), we will be required to increase our investment in non-gaming projects by up to 20% in the following year. The 20% increase is subject to a 4% annual reduction if the revenue trigger occurs in the sixth year or later of the Concession’s term (2028).
To operate casino games of chance, we must hold a gaming concession issued by the Macao government and are subject to regulation by the Macao gaming authorities. Our Concession is not transferable and we must pay periodic and regular fees and taxes. We must periodically submit detailed financial and operating reports to the Macao gaming authorities, as well as any other information they may request. No one may acquire any rights over the shares or assets of VML without prior consent of the Macao gaming authorities. Similarly, no one may operate the casino premises whose use has been temporarily transferred to us, either through a management agreement or any other contract or through step in rights without first obtaining the approval of the Macao gaming authorities. The transfer or creation of encumbrances over ownership of shares representing the share capital of VML or other rights relating to such shares, as well as any act involving the granting of voting rights or other shareholders’ rights to persons other than the original owners, requires the approval of the Macao government and subsequent reporting to the Macao gaming authorities.
Our Concession and the applicable Macao laws require, among other things: (i) the approval of the Macao government for transfers of shares in VML, or of any rights over or inherent to such shares, such as the granting of voting rights or other shareholder’s rights to persons other than the original owners, as well as for the creation of any charge, lien or encumbrance on such shares; (ii) the approval of the Macao government for transfers of shares or rights over such shares in any of our direct or indirect shareholders, provided that such shares or rights represent, directly or indirectly, 5% or more of VML’s share capital; (iii) that the Macao government be notified of the creation of any encumbrance or the grant of voting rights or other shareholder's rights to persons other than the original owners on shares in any of the direct or indirect shareholders in VML, provided that such shares or rights represent 5% or more of VML's share capital; and (iv) that the Macao government be given notice of the listing on a stock exchange by any indirect shareholders holding shares representing 5% or more of VML's share capital. The requirements in provisions (ii) and (iii) above will not apply, however, to securities listed as tradable on a stock exchange. VML and any of its subsidiaries in which VML is a dominant shareholder are prohibited from being listed on any stock exchange.
The Macao gaming authorities may investigate any individual who has a material relationship or involvement with VML to determine whether this individual affects our suitability and/or financial capacity. Shareholders, including LVS and SCL shareholders who hold 5% or more of VML’s share capital directly or indirectly, as well as VML’s directors and its key employees, must undergo a suitability assessment. They must also maintain appropriate qualifications during the Concession and submit to the Macao Government’s ongoing inspection and supervision. VML must immediately notify the Macao government of any fact of which it is aware that may be material to the qualification of any shareholder who holds 5% or more of the share capital of VML directly or indirectly, or any VML officer, director or key employee. In addition to having the authority to deny an application for a finding of unsuitability, the Macao gaming authorities also have the authority to disapprove a change in corporate position. If the Macao gaming authorities determined that one of VML’s officers, directors or key employees is unsuitable, we would be required to sever all ties with that individual. In addition, the Macao gaming authorities may require us to terminate the employment of any employee who refuses to submit the required documentation. A person may be deemed unsuitable if they fail or refuse to apply for a finding of suitability after being ordered to do so by the Macao gaming authorities.
Any shareholder deemed unsuitable who continues to hold, directly or indirectly, any beneficial ownership in the shares of VML (or any other Macao registered subsidiary of the Company) for longer than the period prescribed by the Macao gaming authorities may lose their rights to the shares. After we receive notice that a person is unsuitable to be a shareholder or to have any other relationship with us, we will be subject to disciplinary action if we:
•pay that person any dividend or interest upon the shares;
•allow that person to exercise, directly or indirectly, any voting right conferred through shares held by that person;
•pay remuneration in any form to that person for services rendered or otherwise; or
•fail to pursue all lawful efforts to require that person to relinquish the shares.
The Macao gaming authorities also have the authority to approve all persons who own or control the shares of a Concessionaire.
In addition, prior approval from the Macao gaming authorities is required for any loan or similar financing transaction exceeding 100 million patacas (approximately $12 million) where VML is a borrower or a lender, or which involves the creation of liens and encumbrances over VML’s assets or shares.
Macao gaming authorities must also be notified five days in advance of any relevant financial decision, including the internal movement of funds that exceeds 50% of VML’s share capital and any other financial decision that exceeds 10% of VML’s share capital, including financial decisions related to remunerations and employee benefits.
The Macao gaming authorities must approve any change in control of VML resulting from a merger, consolidation, acquisition of shares or assets, management or consulting agreement, or any other act or conduct whereby a person obtains control. Entities seeking to acquire control must first satisfy the Macao gaming authorities on a number of strict criteria. As part of the approval process, the Macao gaming authorities may also require an investigation and suitability assessment be carried out into controlling shareholders, officers, directors and other individuals with a material relationship or involvement with the entity proposing to acquire control.
Any recapitalization plan proposed by VML’s board of directors must be approved by the Macao gaming authorities prior to implementation. If deemed necessary, the Chief Executive of Macao may also require VML to increase its share capital.
The Concession also permits the Macao government to request modifications to the plans and specifications of our Macao properties, as well as to make various other decisions and determinations that may be binding on us. For instance, the Macao government may require that we contribute additional capital to our Macao subsidiaries or provide certain deposits or other performance guarantees in any amount deemed necessary by the Macao government.

Before it raises debt or equity, VML must first obtain the approval of the Macao gaming and governmental authorities, which constrains the company’s ability to raise additional capital.
The Concession requires VML to submit to the Macao government, three months prior to the start of each calendar year, an annual execution plan for the specific projects outlined in the Investment Plan, detailing each project it intends to execute, the proposed amount to be spent and the execution schedule. The annual execution proposal for the year 2023 must be submitted by March 31, 2023. The Macao government will decide whether to approve the annual execution plan within two months of its submission, and may request modifications to specific projects, investment amounts, and execution schedules. If any of the annual execution proposals or portions thereof are not approved, VML must propose allocating the corresponding funds to other projects, which are also subject to approval by the Macao government. VML must submit a report detailing the execution of the previous year’s annual execution proposal within three months following the end of each calendar year. In addition, VML is subject to the oversight of the Macao government in regards to the implementation of Investment Plan development projects. VML must submit regular progress reports every two months and may be required to submit additional reports whenever the progress of a development project is compromised.
If our Concession is terminated due to a breach of its terms, the Gaming Assets would be returned to the Macao government without compensation, and we would cease to generate any revenues from these operations. In many of these instances, the Concession does not specify a specific cure period within which such events may be remedied; instead, we would rely on consultations and negotiations with the Macao government to enable us to remedy any such breach.
Our Concession allows us to operate casino games of chance, but excludes mutual bets, lotteries, raffles, interactive gaming and games of chance or other gaming, betting or gambling activities on ships or aircraft.
Our Concession is governed exclusively by Macao law and we are subject to the exclusive jurisdiction of the Macao courts in case of any dispute or conflict relating to our Concession.
Our Concession expires on December 31, 2032. If our Concession is not extended or renewed, VML may be prohibited from conducting gaming operations in Macao, and we could cease generating revenues from our gaming operations as of that date. In addition, upon the expiry of our Concession, the Gaming Assets, the use of which was temporarily transferred to VML by the Macao government, will be returned to the Macao government without compensation, along with any gaming-related equipment we acquire during our Concession.
Under the terms of our Concession, we are required to pay to the Macao government an annual gaming premium consisting of a fixed portion and a variable portion based on the number and type of gaming tables and gaming machines we operate. The fixed portion of the premium is 30 million patacas (approximately US$4 million). The variable portion is equal to 300,000 patacas per gaming table reserved exclusively for certain kinds of games or players, 150,000 patacas per gaming table not so reserved, and 1,000 patacas per electrical or mechanical gaming machine, including slot machines (approximately US$37,360, US$18,680 and US$125, respectively), subject to a minimum of 76 million patacas (approximately US$9 million). In addition, we must pay a special gaming tax of 35% of gross gaming revenues and withholding taxes where applicable. We are also required to pay a special annual gaming premium if the average of the gross gaming revenues of our gaming tables and our electrical or mechanical gaming machines, including slot machines, is lower than a certain minimum amount set by the Macao government, with the special premium being the difference between the special gaming tax based on the actual gross gaming revenues and the minimum amount. The minimum amount set by the Macao government is 7 million patacas per gaming table and 300,000 patacas per gaming machine (approximately US$1 million and US$37,360). Based on the maximum number of gaming tables and gaming machines we are currently authorized to operate, if the aggregate monthly special gaming taxes paid during the year is less than 4.50 billion patacas (approximately US$561 million), we would be required to pay the difference as the special annual gaming premium. During the year ended December 31, 2019, prior to the COVID-19 Pandemic, we paid a total of 24.56 billion patacas (approximately US$3.04 billion) in special gaming taxes and, as a result, would not have had to pay a special gaming premium.
VML must also contribute 5% of its annual gross gaming revenue to entities designated by the Macao government, including 2% to a public fund for the purpose of promoting, developing or researching cultural, social, economic, educational, scientific, academic and charitable activities, and 3% for urban construction development, the promotion of tourism and the provision of social security. For the sake of public interest, in particular if VML can successfully develop foreign tourism and attract foreign tourists to Macao for the purpose of gaming, the Chief Executive of Macao may, after hearing the opinion of the gaming regulator, reduce or exempt VML from paying the 5% contribution.

Transfers of cash between the Company and our subsidiaries and payment under our Senior Notes
Our management monitors the cash position of each Group member regularly to ensure each entity has the necessary funds to fulfil its obligation for the foreseeable future and to ensure adequate liquidity.
In respect of the transfer of cash from the Company to its subsidiaries, the Company is permitted under the laws of the Cayman Islands and its memorandum and articles of association to provide funding to our subsidiaries through loans, promissory notes or capital injections without restrictions on the amount of the funds (subject to (i) the requirement for directors to consider whether they are able to discharge their fiduciary duties to the Company when approving the funding and the amount of such funding, and (ii) the restrictions in Article 120 of the Company's memorandum and articles of association regarding the provision of loans (or any security in connection therewith), or guarantees, to any company in which one or more of the directors have a controlling interest). During the years ended December 31, 2020, 2021 and 2022, the Company advanced an aggregated principal amount of US$1.58 billion and US$872 million and US$697 million, respectively, of promissory notes to its subsidiaries from the proceeds of Senior Notes and the 2018 SCL Revolving Facility.
In respect of the transfer of cash by our subsidiaries incorporated in Macao to the Company, a company incorporated in Macao may be prohibited from distributing dividends depending on the amounts of its equity capital, share capital, legal or statutory reserves, and whether it has accumulated losses, in each case in accordance with the requirements of the Macau Commercial Code. There is no foreign exchange or capital control restriction applicable to the dividend distributions by our Macao subsidiaries.
In respect of the transfer of cash by our subsidiaries incorporated in Hong Kong to the Company, according to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. There is no foreign exchange or capital control restriction applicable to the dividend distributions by our subsidiaries incorporated in Hong Kong.
In respect of the transfer of cash by our subsidiaries incorporated in mainland China to the Company, our subsidiaries incorporated in mainland China are permitted to pay dividends only out of their retained earnings, and further restrictions may apply depending on the amounts of their respective statutory reserves and net assets. In addition, the mainland Chinese government also imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China by our subsidiaries incorporated in mainland China.
During the years ended December 31, 2020, 2021 and 2022, the Company received from its subsidiaries interest and principal repayments of promissory notes of US$83 million, US$487 million and US$200 million, respectively, and dividend income of US$1.03 billion, nil and nil, respectively. In particular, during the years ended December 31, 2020, 2021 and 2022, none of our subsidiaries incorporated in Hong Kong or mainland China paid any dividend or distribution. As of December 31, 2022, the amount of cash and cash equivalents held by our subsidiaries incorporated in mainland China consisted of only 2% of the total cash and cash equivalents held by our Group.
In respect of payment by the Company to the holders of our Senior Notes, there are no foreign exchange or capital control restrictions applicable to the payments by the Company to the holders of our Senior Notes (including U.S. investors) under or with respect to the Senior Notes. During the years ended December 31, 2020, 2021 and 2022, we made interest payments to the holders of our Senior Notes in the amount of US$294 million, US$352 million and US$310 million, respectively. There are no interim principal payments on our Senior Notes.

C. ORGANIZATIONAL STRUCTURE
The following chart illustrates our simplified corporate structure as of December 31, 2022.

Las Vegas Sands Corp.
(Nevada)
Public Shareholders
69.91%
(indirectly)
30.09%
Notes offered hereby
Sands China Ltd.
(Cayman Islands)
100%
100%
Sun Minqi
(Managing Director of Venetian Macau Limited)
Venetian Venture Development Intermediate Limited
(Cayman Islands)
Venetian Concession Holding Limited
(Cayman Islands)
15.0% (i)
84.9%
0.1%
Venetian Macau Limited
(Macao)

(i)    Sands China Ltd., through VVDIL and VCHL, indirectly holds all class A shares of VML, representing 85% of the voting rights and 100% of the economic rights in VML (save for the de minimis economic rights in VML held by Mr. Sun), and Mr. Sun holds all class B shares of VML, representing 15% of the voting rights and de minimis economic rights in VML (i.e. only the nominal dividend, redemption entitlement and liquidation rights of up to MOP1 for all class B shares). See “— B. Business Overview — Regulation.”
See “Notes to the Consolidated Financial Statements — 29. Principal Subsidiaries” for listing of the Company’s significant subsidiaries.

D. PROPERTY, PLANTS AND EQUIPMENT
We have received land concessions from the Macao government to build Sands Macao and Parcels 1, 2, 3 and 5 and 6 on Cotai, the sites on which The Venetian Macao (Parcel 1), The Plaza Macao (Parcel 2), The Parisian Macao (Parcel 3) and The Londoner Macao (Parcels 5 and 6) are located. We do not own these parcels; however, each land concession, which has an initial term of 25 years and is renewable at our option in accordance with Macao laws, grants us exclusive use of the land.
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
Overview
During 2022, we achieved milestones in advancing several of our strategic objectives. We were awarded a new 10-year gaming concession for the operation of casino games of chance in Macao. We completed the Londoner Arena and the expansion of Shoppes at Londoner during the first half of 2022, which marks the completion of the conversion of Sands Cotai Central into The Londoner Macao. Additionally, we continued to strengthen our balance sheet with the LVS Term Loan to provide funds to support, among other things, the working capital and general corporate purposes of the Group.
COVID-19 Pandemic Update
While visitation to Macao remains substantially below pre-COVID-19 Pandemic levels, the Macao government’s policy regarding the management of COVID-19 and general travel restrictions has adjusted in line with changes in policy in mainland China in late December 2022 and early January 2023. Currently, visitors from mainland China, Hong Kong and Taiwan may enter Macao, subject to them holding the appropriate travel documents, without having to present any proof of COVID-19 testing. Arrivals from foreign countries must provide proof of a negative COVID-19 nucleic acid test or antigen test completed within 48 hours prior to arrival. Our operations will continue to be impacted and subject to changes in the government policies of Macao, mainland China, Hong Kong and other jurisdictions in Asia addressing travel and public health measures associated with COVID-19.
Throughout the year ended December 31, 2022, various outbreaks occurred in the region, particularly in Hong Kong in late January and early February, the Guangdong province in March, Macao in mid-June and Zhuhai in early October, all of which resulted in various travel, border and/or operational restrictions. Specifically, on July 9, 2022, the Macao government ordered casinos and all non-essential businesses to close from July 11, 2022 to July 18, 2022 in an attempt to control the outbreak in Macao, which was extended through July 22, 2022. On July 20, 2022, the Macao government announced a consolidation period, which started on July 23, 2022 and ended on July 30, 2022, whereby certain business activities were allowed to resume limited operations; however, casino operations resumed, but with a maximum capacity of 50% of casino staff working at any point. Throughout August, these preventative measures were gradually reduced, as well as various restrictions on movement between Macao and Zhuhai were progressively lifted by both the Macao and mainland China governments.
Various travel restrictions, such as border closures, mandatory quarantines and proof of negative COVID-19 testing on arrival in Macao, among others, were in effect at various times during the year ended December 31, 2022, resulting in fluctuations in guest travel and visitation.
The Hong Kong/Macao Express bus service and the ferry services between the Taipa Ferry Terminal and Hong Kong International Airport recommenced on December 24, 2022 and December 30, 2022, respectively. Our ferry operations between Macao and Hong Kong were suspended throughout 2022 and resumed operation on a limited basis on January 8, 2023.
Our gaming operations remained open during most of the year ended December 31, 2022. While guest visitation has begun to recover with the gradual relaxation of travel and quarantine restrictions, the timing and manner in which our casinos, restaurants and shopping malls will operate at full capacity will progressively be assessed against business volumes.
At our properties, all social distancing requirements, including those requiring reduced seating at table games and a decreased number of active slot machines on the casino floor compared to pre-COVID-19 levels, have ceased in early January 2023.
As with prior periods, in support of the Macao government’s initiatives to fight the COVID-19 Pandemic, at various times throughout the year ended December 31, 2022, we provided both towers of the Sheraton Grand Macao hotel and also The Parisian Macao hotel to the Macao government to house individuals for quarantine and medical observation purposes.
Our operations have been significantly impacted by the reduced visitation to Macao. The Macao government announced total visitation from mainland China to Macao decreased approximately 27.5% and 81.7%, during the year ended December 31, 2022, as compared to the same period in 2021 and 2019 (pre-pandemic), respectively. The Macao government also announced gross gaming revenue decreased approximately 51.4% and 85.6%, during the year ended December 31, 2022, as compared to the same period in 2021 and 2019, respectively.
While our properties were open with some operating at reduced levels due to lower visitation and required safety measures in place during the year ended December 31, 2022, the current economic and regulatory environment on a global basis and in Macao continues to evolve. We cannot predict the manner in which governments will react as the global and regional impact of the COVID-19 Pandemic changes over time, which could significantly alter our current operations.
We have sufficient liquidity in place, including total cash and cash equivalents balance, excluding restricted cash and cash equivalents, of US$790 million and access to US$541 million of available borrowing capacity from our 2018 SCL Revolving Facility as of December 31, 2022. Restricted cash and cash equivalents of US$912 million as of December 31, 2022 was made available in early January 2023. We believe we are able to support continuing operations, fulfill the contractual commitments and obligations under the Concession Contract and respond to the current COVID-19 Pandemic challenges for at least twelve months from the end of the reporting period. We have taken various mitigating measures to manage through the current environment, including a cost and capital expenditure reduction program to minimize cash outflow for non-essential items.
Intercompany Loan Agreement with LVS
On July 11, 2022, we entered into an intercompany term loan agreement with our Controlling Shareholder, LVS, in the amount of US$1.0 billion, which is repayable on July 11, 2028. In the first two years from July 11, 2022, we will have the option to elect to pay cash interest at 5% per annum or payment-in-kind interest at 6% per annum by adding the amount of such interest to the then-outstanding principal amount of the loan, following which only cash interest at 5% per annum will be payable. This loan is unsecured and subordinated to all third party unsecured indebtedness and other obligations of the Group.
Critical Accounting Policies and Estimates
The preparation of our consolidated financial statements in conformity with IFRS requires our management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information currently available to us and on various other assumptions management believes to be reasonable under the circumstances. Actual results could vary from those estimates and we may change our estimates and assumptions in future evaluations. Changes in these estimates and assumptions may have a material effect on our balance and income statement. Our critical accounting policies and estimates include the provision of expected credit losses for trade receivables, useful lives of investment properties and property and equipment, impairment of non-financial assets and litigation provisions. We believe these critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. For a discussion of these critical accounting policies and estimates, see Note 3 to our audited consolidated financial statements included elsewhere in this document.
Key Operating Revenue Measurements
Operating revenues at The Venetian Macao, The Londoner Macao, The Parisian Macao and The Plaza Macao are dependent upon the volume of customers who stay at the hotel, which affects the price that can be charged for hotel rooms and our gaming volume. Operating revenues at Sands Macao are principally driven by casino customers who visit the properties on a daily basis.
Management utilizes the following volume and pricing measures in order to evaluate past performance and assist in forecasting future revenues. The various volume measurements indicate our ability to attract customers to our integrated resorts. In casino operations, win and hold percentages indicate the amount of revenue to be expected based on volume. In hotel operations, average daily rate and revenue per available room indicate the demand for rooms and our ability to capture that demand. In mall operations, base rent per square foot indicates our ability to attract and maintain profitable tenants for our leasable space. The following are the key measurements we use to evaluate operating revenues:
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
We view Rolling Chip win as a percentage of Rolling Chip volume, Non-Rolling Chip win as a percentage of drop and slot hold (amount won by the casino) as a percentage of slot handle. Win or hold percentage represents the percentage of Rolling Chip volume, Non-Rolling Chip drop or slot handle that is won by the casino and recorded as casino revenue. Our win and hold percentages are calculated before discounts, commissions, deferring revenue associated with our loyalty programs and allocating casino revenues related to goods and services provided to patrons on a complimentary basis. Our Rolling Chip win percentage is expected to be 3.15% to 3.45%. Generally, slot machine play is conducted on a cash basis. Approximately 9.8% of our table games play was conducted on a credit basis for the year ended December 31, 2022.

Hotel revenue measurements
Performance indicators used are occupancy rate (a volume indicator), which is the average percentage of available hotel rooms occupied during a period, and ADR, a price indicator, which is the average price of occupied rooms per day. Available rooms exclude those rooms unavailable for occupancy during the period due to renovation, development or other requirements (such as government mandated closure, lodging for team members and usage by the Macao government for quarantine measures). The calculations of the occupancy rate and ADR include the impact of rooms provided on a complimentary basis. Revenue per available room (“RevPAR”) represents a summary of hotel ADR and occupancy. Because not all available rooms are occupied, ADR is normally higher than RevPAR. Reserved rooms where the guests do not show up for their stay and lose their deposit, or where guests check out early, may be re-sold to walk in guests.
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
Results of Operations
Year ended December 31, 2022 compared to year ended December 31, 2021
Net Revenues
Our net revenues consisted of the following:

	Year ended December 31,
	2022	2021	Percent Change
	(US$ in millions)
Casino	$947	$1,987	(52.3)%
Rooms	184	276	(33.3)%
Mall	354	473	(25.2)%
Food and beverage	67	93	(28.0)%
Convention, ferry, retail and other	53	45	17.8%
Total net revenues	$1,605	$2,874	(44.2)%

Net revenues were US$1.61 billion for the year ended December 31, 2022, a decrease of 44.2%, compared to US$2.87 billion for the year ended December 31, 2021. Net revenues decreased across most of the business categories, mainly driven by a decrease in visitation due to tighter travel restrictions as a result of increased COVID-19 cases in the nearby region and Macao during the year ended December 31, 2022.
Our net casino revenues for the year ended December 31, 2022 were US$947 million, a decrease of 52.3%, compared to US$1.99 billion for the year ended December 31, 2021. Net casino revenues decreased across all properties primarily driven by decreased visitation.

The following table summarizes the results of our casino activity:

	Year ended December 31,
	2022	2021	Change
	(US$ in millions)
The Venetian Macao
Total net casino revenues	$438	$944	(53.6)%
Non-Rolling Chip drop	1,751	3,234	(45.9)%
Non-Rolling Chip win percentage	25.7%	27.4%	(1.7)	pts
Rolling Chip volume	1,295	4,412	(70.6)%
Rolling Chip win percentage(i)	3.77%	3.99%	(0.22)	pts
Slot handle	1,132	1,841	(38.5)%
Slot hold percentage	3.9%	3.9%	—	pts
The Londoner Macao
Total net casino revenues	$194	$396	(51.0)%
Non-Rolling Chip drop	896	1,755	(48.9)%
Non-Rolling Chip win percentage	21.7%	21.6%	0.1	pts
Rolling Chip volume	936	3,674	(74.5)%
Rolling Chip win percentage(i)	5.03%	3.23%	1.80	pts
Slot handle	671	962	(30.2)%
Slot hold percentage	3.4%	3.8%	(0.4)	pts
The Parisian Macao
Total net casino revenues	$116	$244	(52.5)%
Non-Rolling Chip drop	454	1,146	(60.4)%
Non-Rolling Chip win percentage	24.9%	22.3%	2.6	pts
Rolling Chip volume	283	502	(43.6)%
Rolling Chip win percentage(i)	7.66%	3.73%	3.93	pts
Slot handle	305	787	(61.2)%
Slot hold percentage	3.8%	3.3%	0.5	pts
The Plaza Macao
Total net casino revenues	$146	$298	(51.0)%
Non-Rolling Chip drop	551	1,140	(51.7)%
Non-Rolling Chip win percentage	23.8%	23.5%	0.3	pts
Rolling Chip volume	1,452	2,659	(45.4)%
Rolling Chip win percentage(i)	4.48%	4.64%	(0.16)	pts
Slot handle	21	42	(50.0)%
Slot hold percentage	9.4%	5.7%	3.7	pts
Sands Macao
Total net casino revenues	$53	$105	(49.5)%
Non-Rolling Chip drop	237	433	(45.3)%
Non-Rolling Chip win percentage	17.9%	17.1%	0.8	pts
Rolling Chip volume	192	1,073	(82.1)%
Rolling Chip win percentage(i)	4.16%	4.39%	(0.23)	pts
Slot handle	409	606	(32.5)%
Slot hold percentage	3.2%	3.1%	0.1	pts
____________________
Note: As a result of the COVID-19 Pandemic, gaming operations were closed from July 11, 2022 to July 22, 2022.
(i)This compares to our expected Rolling Chip win percentage of 3.15% to 3.45% (calculated before discounts, commissions, deferring revenue associated with our loyalty programs and allocating casino revenues related to goods and services provided to patrons on a complimentary basis).

Room revenues for the year ended December 31, 2022 were US$184 million, a decrease of 33.3%, compared to US$276 million for the year ended December 31, 2021. The decrease was mainly driven by decreased occupancy rates and decreased revenue per available room driven by lower visitation across our properties.
The following table summarizes the results of our room activity:

	Year ended December 31,
	2022	2021	Change
	(Room revenues in US$ millions, except average daily rate and revenue per available room)
The Venetian Macao
Total room revenues	$55	$77	(28.6)%
Occupancy rate	41.7%	49.7%	(8.0)	pts
Average daily rate (in US$)	143	155	(7.7)%
Revenue per available room (in US$)	60	77	(22.1)%
The Londoner Macao(i)
Total room revenues	$61	$90	(32.2)%
Occupancy rate	26.9%	40.3%	(13.4)	pts
Average daily rate (in US$)	155	160	(3.1)%
Revenue per available room (in US$)	42	64	(34.4)%
The Parisian Macao
Total room revenues	$33	$54	(38.9)%
Occupancy rate	37.9%	52.1%	(14.2)	pts
Average daily rate (in US$)	110	118	(6.8)%
Revenue per available room (in US$)	42	61	(31.1)%
The Plaza Macao
Total room revenues	$29	$45	(35.6)%
Occupancy rate	27.5%	44.3%	(16.8)	pts
Average daily rate (in US$)	440	438	0.5%
Revenue per available room (in US$)	121	194	(37.6)%
Sands Macao
Total room revenues	$6	$10	(40.0)%
Occupancy rate	51.1%	68.2%	(17.1)	pts
Average daily rate (in US$)	141	138	2.2%
Revenue per available room (in US$)	72	94	(23.4)%
____________________
Note: As a result of the COVID-19 Pandemic, a number of rooms were utilized for government quarantine purposes and to provide lodging for team members restricted from traveling between their residences and Macao in 2022 and 2021, as well as for quarantine restrictions in 2022. These rooms were excluded from the calculation of hotel statistics above.
(i)Includes Londoner Court which opened in September 2021.

Mall revenues for the year ended December 31, 2022 were US$354 million, a decrease of 25.2%, compared to US$473 million for the year ended December 31, 2021. The decrease was primarily due to decreases of US$63 million in turnover rent and US$22 million in base rent, as well as an increase in rent concessions of US$29 million granted to our mall tenants.
The following table summarizes the results of our mall activity on Cotai:

	Year ended December 31,
	2022	2021	Change
	(US$ in millions, except per square foot amount)
Shoppes at Venetian
Total mall revenues	$154	$194	(20.6)%
Mall gross leasable area (in square feet)	813,832	814,784	(0.1)%
Occupancy	81.0%	79.7%	1.3	pts
Base rent per square foot (in US$)	274	292	(6.2)%
Tenant sales per square foot (in US$)(i)	932	1,348	(30.9)%
Shoppes at Londoner
Total mall revenues	$47	$55	(14.5)%
Mall gross leasable area (in square feet)	610,238	532,175	14.7%
Occupancy	54.7%	54.4%	0.3	pts
Base rent per square foot (in US$)	134	152	(11.8)%
Tenant sales per square foot (in US$)(i)	1,139	1,462	(22.1)%
Shoppes at Parisian
Total mall revenues	$25	$39	(35.9)%
Mall gross leasable area (in square feet)	296,322	296,322	—%
Occupancy	67.6%	74.5%	(6.9)	pts
Base rent per square foot (in US$)	107	133	(19.5)%
Tenant sales per square foot (in US$)(i)	338	648	(47.8)%
Shoppes at Four Seasons
Total mall revenues	$127	$184	(31.0)%
Mall gross leasable area (in square feet)	248,674	244,208	1.8%
Occupancy	93.6%	94.3%	(0.7)	pts
Base rent per square foot (in US$)	538	549	(2.0)%
Tenant sales per square foot (in US$)(i)	3,806	6,300	(39.6)%
____________________
Note: This table excludes the results of our retail outlets at Sands Macao. As a result of the COVID-19 Pandemic, tenants were provided rent concessions of US$70 million and US$41 million during the years ended December 31, 2022 and 2021, respectively. Base rent per square foot presented above excludes the impact of these rent concessions.
(i)Tenant sales per square foot is the sum of reported comparable sales for the trailing 12 months divided by the comparable square footage for the same period.
Food and beverage revenues for the year ended December 31, 2022 were US$67 million, a decrease of 28.0%, compared to US$93 million for the year ended December 31, 2021. The decrease was primarily driven by a decrease in property visitation.
Convention, ferry, retail and other revenues for the year ended December 31, 2022 were US$53 million, an increase of 17.8%, compared to US$45 million for the year ended December 31, 2021. The increase was primarily driven by quarantine room revenue at the Sheraton Grand Macao hotel and The Parisian Macao hotel. Our ferry operations between Hong Kong and Macao had been suspended in response to the COVID-19 Pandemic since January 30, 2020, while the services resumed on January 8, 2023.

Operating expenses
Our operating expenses consisted of the following:

	Year ended December 31,
	2022	2021	Percent Change
	(US$ in millions)
Casino	$1,077	$1,653	(34.8)%
Rooms	109	117	(6.8)%
Mall	47	43	9.3%
Food and beverage	117	128	(8.6)%
Convention, ferry, retail and other	58	53	9.4%
Provision for expected credit losses, net	4	3	33.3%
General and administrative expense	546	545	0.2%
Corporate	60	69	(13.0)%
Pre-opening	(1)	11	N.M.
Depreciation and amortization	750	733	2.3%
Net foreign exchange (gains)/losses	(4)	38	(110.5)%
Loss on disposal of property and equipment, investment properties and intangible assets	4	19	(78.9)%
Fair value loss/(gain) on derivative financial instruments	1	(1)	N.M.
Total operating expenses	$2,768	$3,411	(18.9)%

____________________
N.M. — not meaningful
Operating expenses were US$2.77 billion for the year ended December 31, 2022, a decrease of 18.9%, compared to US$3.41 billion for the year ended December 31, 2021. The decrease in operating expenses was primarily driven by decreased levels of business due to the continuous impact of the COVID-19 Pandemic.
Casino expenses for the year ended December 31, 2022 were US$1.08 billion, a decrease of 34.8%, compared to US$1.65 billion for the year ended December 31, 2021. The decrease was primarily due to a decrease in gaming taxes as a result of decreased casino revenues.
Room expenses for the year ended December 31, 2022 were US$109 million, a decrease of 6.8%, compared to US$117 million for the year ended December 31, 2021. The decrease was primarily driven by decreases in payroll, management fees and other operating expenses as a result of lower hotel occupancy.
Mall expenses for the year ended December 31, 2022 were US$47 million, an increase of 9.3%, compared to US$43 million for the year ended December 31, 2021. The increase was primarily driven by increased marketing expenses.
Food and beverage expenses for the year ended December 31, 2022 were US$117 million, a decrease of 8.6%, compared to US$128 million for the year ended December 31, 2021. The decrease was primarily driven by lower cost of sales, payroll and other operating expenses consistent with lower business volumes.
Convention, ferry, retail and other expenses for the year ended December 31, 2022 were US$58 million, an increase of 9.4% compared to US$53 million for the year ended December 31, 2021. The increase was primarily due to a one-off receipt of insurance proceeds related to Typhoon Higos in 2021.
General and administrative expenses were US$546 million for the year ended December 31, 2022, remained largely consistent compared to US$545 million for the year ended December 31, 2021.
Corporate expenses were US$60 million for the year ended December 31, 2022, a decrease of 13.0% compared to US$69 million for the year ended December 31, 2021. The decrease was primarily driven by a decrease in royalty fees due to lower revenues across all properties.
Pre-opening expenses were a credit of US$1 million for the year ended December 31, 2022, compared to an expense of US$11 million for the year ended December 31, 2021. The pre-opening expenses in 2021 was primarily due to pre-opening activities at The Londoner Macao.
Depreciation and amortization expense was US$750 million for the year ended December 31, 2022, an increase of 2.3%, compared to US$733 million for the year ended December 31, 2021. The increase was primarily due to the addition at The Londoner Macao for those areas that were completed.

Net foreign exchange gains for the year ended December 31, 2022 were US$4 million, compared to net foreign exchange losses of US$38 million for the year ended December 31, 2021. Net foreign exchange movements were primarily associated with the US$ denominated debt.
Loss on disposal of property and equipment, investment properties and intangible assets was US$4 million for the year ended December 31, 2022, compared to US$19 million for the year ended December 31, 2021. The decrease was primarily due to reduction in asset disposals and demolition costs related to The Londoner Macao project due to completion in 2022.
Adjusted property EBITDA
The following table summarizes information related to our segments:

	Year ended December 31,
	2022	2021	Percent Change
	(US$ in millions)
The Venetian Macao	$(25)	$297	(108.4)%
The Londoner Macao	(189)	(84)	125.0%
The Parisian Macao	(103)	(17)	505.9%
The Plaza Macao	81	219	(63.0)%
Sands Macao	(81)	(69)	17.4%
Ferry and other operations	(6)	(5)	20.0%
Total adjusted property EBITDA(i)	$(323)	$341	(194.7)%

____________________
(i)Adjusted property EBITDA, which is a non-IFRS financial measure, is profit or loss attributable to equity holders of the Company before share-based compensation, corporate expense, pre-opening expense, depreciation and amortization, net foreign exchange gains or losses, impairment loss on property and equipment, gain or loss on disposal of property and equipment, investment properties and intangible assets, interest, gain or loss on modification or early retirement of debt, fair value gain or loss on derivative financial instruments and income tax benefit or expense. Management utilizes adjusted property EBITDA to compare the operating profitability of its operations with those of its competitors, as well as a basis for determining certain incentive compensation. Integrated resort companies have historically reported adjusted property EBITDA as a supplemental performance measure to IFRS financial measures. In order to view the operations of their properties on a more stand-alone basis, integrated resort companies, including the Group, have historically excluded certain expenses that do not relate to the management of specific properties, such as pre-opening expense and corporate expense, from their adjusted property EBITDA calculations. Adjusted property EBITDA should not be interpreted as an alternative to profit or operating profit (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity), in each case, as determined in accordance with IFRS. The Group has significant uses of cash flow, including capital expenditures, dividend payments, interest payments, debt principal repayments and income taxes, which are not reflected in adjusted property EBITDA. Not all companies calculate adjusted property EBITDA in the same manner. As a result, adjusted property EBITDA as presented by the Group may not be directly comparable to other similarly titled measures presented by other companies.

	Year ended December 31,
	2022	2021
	(US$ in millions)
Total adjusted property EBITDA	$(323)	$341
Share-based compensation, net of amount capitalized(i)	(35)	(10)
Corporate expense(ii)	(55)	(68)
Pre-opening expense	1	(11)
Depreciation and amortization	(750)	(733)
Net foreign exchange gains/(losses)	4	(38)
Fair value (loss)/gain on derivative financial instruments	(1)	1
Loss on disposal of property and equipment, investment properties and intangible assets	(4)	(19)
Operating loss	(1,163)	(537)
Interest income	19	2
Finance costs, net of amounts capitalized	(444)	(373)
Loss on early retirement of debt	—	(137)
Loss before income tax	(1,588)	(1,045)
Income tax benefit/(expense)	6	(3)
Loss for the year attributable to equity holders of the Company	$(1,582)	$(1,048)

____________________
(i)Includes equity-settled share-based payment expense, net of amount capitalized of US$5 million and US$5 million and cash settled share-based payment expense, net of amount capitalized of US$30 million and US$5 million for the years ended December 31, 2022 and 2021, respectively.
(ii)The amount excludes share-based payment expense of US$5 million and US$1 million for the years ended December 31, 2022 and 2021, respectively.
Adjusted property EBITDA for the year ended December 31, 2022 was a loss of US$323 million compared to an adjusted property EBITDA of US$341 million for the year ended December 31, 2021. The decrease was driven by decreased visitation at our properties as tighter border restrictions were introduced as a result of increased COVID-19 cases in Macao and the surrounding region. Management continues to focus on operational efficiencies and cost control measures on the gaming and non-gaming business.
Finance costs
The following table summarizes information related to interest expense:

	Year ended December 31,
	2022	2021	Percent Change
	(US$ in millions)
Interest and other finance costs	$446	$387	15.2%
Less: interest capitalized	(2)	(14)	(85.7)%
Finance costs, net	$444	$373	19.0%

Finance costs, net of amounts capitalized, were US$444 million for the year ended December 31, 2022, compared to US$373 million for the year ended December 31, 2021. The increase in interest and other finance costs of US$59 million was primarily due to an increase in our weighted average total debt balance. The weighted average debt balance increased in connection with a total drawdown of US$1.20 billion on the 2018 SCL Revolving Facility during the year ended December 31, 2022 and the US$1.0 billion LVS Term Loan since July 2022. The weighted average interest rate decreased from 5.1% to 5.0% during the year ended December 31, 2022, primarily due to interest expense savings resulting from the refinancing of Senior Notes due 2023 through the issuance of Senior Notes in September 2021, which carries a lower interest rate and a reduction in standby fees due to a lower availability from the 2018 SCL Revolving Facility, partially offset by a total increase of 50 basis points to the interest rates of Senior Notes due to two credit rating downgrades during 2022 and an increase in the weighted average interest rate of the 2018 SCL Revolving Facility from 2.6% to 4.3%.
The weighted average interest rates are calculated based on total interest expense (including amortization of deferred financing costs, standby fees and other financing costs and interest capitalized) and total weighted average borrowings.
Loss for the year
Loss for the year ended December 31, 2022 was US$1.58 billion, compared to a loss of US$1.05 billion for the year ended December 31, 2021.

Additional Information Regarding our Retail Mall Operations
The following tables summarize the results of our mall operations on Cotai for the years ended December 31, 2022 and 2021:

	Shoppes at Venetian	Shoppes at Four Seasons	Shoppes at Londoner	Shoppes at Parisian	Total
	(US$ in millions)
For the year ended December 31, 2022
Mall revenues:
Minimum rents(i)	$168	$119	$30	$22	$339
Overage rents	6	8	11	2	27
Rent concessions(ii)	(47)	(10)	(6)	(7)	(70)
Total overage rents and rent concessions	(41)	(2)	5	(5)	(43)
CAM, levies and direct recoveries	27	10	12	8	57
Total mall revenues	154	127	47	25	353
Mall operating expenses:
Common area maintenance	11	5	7	4	27
Marketing and other direct operating expenses	7	6	4	3	20
Mall operating expenses	18	11	11	7	47
Property taxes(iii)	1	—	—	—	1
Mall-related expenses(iv)	$19	$11	$11	$7	$48
For the year ended December 31, 2021
Mall revenues:
Minimum rents(i)	$181	$121	$29	$29	$360
Overage rents	15	54	15	6	90
Rent concessions(ii)	(31)	(1)	(3)	(6)	(41)
Total overage rents and rent concessions	(16)	53	12	—	49
CAM, levies and direct recoveries	29	10	14	10	63
Total mall revenues	194	184	55	39	472
Mall operating expenses:
Common area maintenance	12	5	7	4	28
Marketing and other direct operating expenses	6	4	3	2	15
Mall operating expenses	18	9	10	6	43
Property taxes(iii)	1	—	—	—	1
Provision for (recovery of) credit losses	(1)	—	—	3	2
Mall-related expenses(iv)	$18	$9	$10	$9	$46
____________________
Note: This table excludes the results of our retail outlets at Sands Macao.
(i)    Minimum rents include base rents and straight-line adjustments of base rents.
(ii)    Rent concessions were provided to tenants as a result of the COVID-19 Pandemic and the related impact on mall operations.
(iii)    Commercial property that generates rental income is exempt from property tax for the first six years for newly constructed buildings in Cotai. If the property also qualifies for Tourism Utility Status, the property tax exemption can be extended to twelve years with effect from the opening of the property. To date, The Venetian Macao, The Plaza Macao, The Londoner Macao and The Parisian Macao have obtained an extended exemption. The exemption for The Venetian Macao and The Plaza Macao expired in August 2019 and August 2020, respectively, and the exemption for The Londoner Macao and The Parisian Macao will be expiring in December 2027 and September 2028, respectively.
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
Year ended December 31, 2021 compared to year ended December 31, 2020
A discussion of changes in our results of operations between 2021 and 2020 has been omitted from this Form 20-F and can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Year ended December 31, 2021 compared to Year ended December 31, 2020" of our Registration Statement on Form F-4 filed with the SEC on July 5, 2022.
Taxation
According to the gaming Subconcession granted by the Macao government and the relevant legislation through December 31, 2022, we were required to pay a special gaming tax of 35% on gross gaming revenues. We were also required to contribute 4% of gross gaming revenues to utilities designated by the Macao government, a portion of which must be used for promotion of tourism in Macao.
According to the gaming Concession granted by the Macao government and the relevant legislation effective from January 1, 2023, we are required to pay a special gaming tax of 35% on gross gaming revenues. We are also required to contribute 2% of gross gaming revenues to a public fund in Macao for the promotion, development or study of culture, society, economy, education, science, academic and charity events, and contribute 3% of gross gaming revenues to Macao for urban development, tourism promotion and social security.
In addition, we are subject to a 12% complementary tax on profit before income tax from gaming activities. In August 2018, we received an extension of our exemption from this complementary tax on gaming profits through June 26, 2022. In September 2022, we were granted an additional extension of the tax exemption effective from June 27, 2022 through December 31, 2022, to correspond to the extended term of the gaming Subconcession. We have also applied for an exemption from complementary tax on gaming profits effective from January 1, 2023 and onwards. The application is pending approval by the Macao government.
We are also subject to a 12% complementary tax on dividend distributions to our shareholders from gaming profits. In April 2019, we entered into an agreement with the Macao government that required us to make fixed annual payments in lieu of paying this 12% tax (“Shareholder Dividend Tax Agreement”) through June 26, 2022. We are evaluating the timing of an application for a new Shareholder Dividend Tax Agreement.
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
B. LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Capital Resources
Capital Resources
We fund our operations and capital expenditures through cash generated from our operations and our debt financing. Total unrestricted cash and cash equivalents were US$790 million as of December 31, 2022. Restricted cash and cash equivalents of US$912 million as of December 31, 2022 were made available to use in early January 2023. Such cash and cash equivalents were primarily held in US$, MOP and HK$.
On July 11, 2022, we entered into an intercompany term loan agreement with LVS, pursuant to which LVS has extended to us a subordinated unsecured term loan in the amount of US$1.0 billion on July 11, 2022 repayable on July 11, 2028. The loan was provided to us in order to support, among other things, the working capital and general corporate purposes of the Group. During the year ended December 31, 2022, we drew a total of US$1.20 billion under the 2018 SCL Credit Facility to fulfill the Concession Contract requirements and provide incremental liquidity.
Our 2018 SCL Credit Facility, as amended, contains various financial covenants, which include maintaining a maximum leverage ratio or net debt, as defined, to trailing twelve-month adjusted EBITDA, as defined. In November 2022, we extended the waiver and amendment request letter, pursuant to which lenders, among other things, waived our requirement to ensure the leverage ratio does not exceed 4.0x and the interest coverage ratio is greater than 2.50x, through July 31, 2023. Our compliance with our financial covenants for periods beyond December 31, 2022 could be affected by certain factors beyond our control, such as the impact of the COVID-19 Pandemic, including travel, quarantine and border restrictions occurring in the future. The 2018 SCL Credit Facility expires on July 31, 2023; however, we believe we will be successful in extending the maturity date of the facility prior to its expiration and obtain additional waiver extensions (if needed). If we are unable to extend the maturity date or refinance the 2018 SCL Credit Facility, we would be required to seek alternative forms of capital to repay the outstanding balance.
Any defaults under our debt agreements would allow the lenders, in each case, to exercise their rights and remedies as defined under their respective agreements. If the lenders were to exercise their rights to accelerate the due dates of the indebtedness outstanding, there can be no assurance we would be able to repay or refinance any amounts that may become due and payable under such agreements, which could force us to restructure or alter our operations or debt obligations.
As of December 31, 2022, we had US$541 million of available borrowing capacity under the 2018 SCL Revolving Facility.
For further information on our capital structure, the types of capital instruments we use, our currency and interest rate structure, see Note 13, Note 16, Note 17, Note 18, Note 21, Note 22, Note 23 and Note 28 to our audited consolidated financial statements included elsewhere in this annual report.
Cash Flows—Summary
Our cash flows consisted of the following:

	Year Ended December 31,
	2022	2021
	(US$ in millions)
Net cash (used in)/generated from operating activities	$(473)	$88
Net cash used in investing activities	(325)	(634)
Net cash from financing activities	1,821	366
Net increase/(decrease) in cash and cash equivalents	1,023	(180)
Cash and cash equivalents at beginning of year	678	861
Effect of exchange rate on cash and cash equivalents	1	(3)
Cash and cash equivalents at end of year	$1,702	$678

Cash and cash equivalents of US$1.70 billion as of December 31, 2022 includes restricted cash and cash equivalents of US$912 million that became unrestricted in early January 2023.
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
Net cash used in operating activities for the year ended December 31, 2022 was US$473 million, compared to net cash generated from operating activities of US$88 million for the year ended December 31, 2021. We derive most of our operating cash flows from our casino, mall and hotel operations. Net cash used in operating activities of US$473 million was primarily attributable to the increased operating losses and increased working capital requirements due to the decrease in visitation resulting from COVID-19 travel restrictions across key mainland China markets and Macao having COVID-19 outbreaks during the year ended December 31, 2022.
Cash Flows—Investing Activities
Net cash used in investing activities for the year ended December 31, 2022 was US$325 million, primarily due to the placement of a US$125 million restricted bank deposit since December 2022 in order to fulfill bank guarantee requirements related to the Concession Contract and capital expenditures of US$241 million, including US$173 million for The Londoner Macao, US$52 million for The Venetian Macao, US$9 million for The Plaza Macao, and US$7 million for our other operations, mainly at The Parisian Macao and Sands Macao.
Net cash used in investing activities for the year ended December 31, 2021 was US$634 million and was primarily attributable to capital expenditures for major development projects. Capital expenditures for the year ended December 31, 2021, totaled US$640 million, including US$538 million for The Londoner Macao, US$71 million for The Venetian Macao, US$19 million for The Plaza Macao, and US$12 million for our other operations, mainly at The Parisian Macao and Sands Macao.

Cash Flows—Financing Activities
Net cash from financing activities for the year ended December 31, 2022 was US$1.82 billion, which was primarily attributable to a total drawdown of US$1.20 billion under the 2018 SCL Credit Facility in 2022 and proceeds of US$1.0 billion from the LVS Term Loan in July 2022, partially offset by interest payments of US$367 million.
Net cash from financing activities for the year ended December 31, 2021 was US$366 million, which was primarily attributable to a total drawdown of US$756 million under the 2018 SCL Credit Facility in 2021 and net proceeds of US$1.95 billion from the issuance of Senior Notes in September 2021, partially offset by the repayment of US$1.80 billion 2023 Notes, related make-whole premium of US$131 million and financing costs of US$16 million, and interest payments of US$378 million.
Capital expenditures
The following table sets forth our capital expenditures, excluding capitalized interest and construction payables:

	Year Ended December 31,
	2022	2021
	(US$ in millions)
The Venetian Macao	$52	$71
The Londoner Macao	173	538
The Parisian Macao	3	4
The Plaza Macao	9	19
Sands Macao	4	7
Ferry and other operations	—	1
Total capital expenditures	$241	$640

The Londoner Macao is the result of our renovation, expansion and rebranding of Sands Cotai Central, which included the addition of extensive thematic elements both externally and internally. The Londoner Macao presents a range of new attractions and features, including some of London’s most recognizable landmarks, such as the Houses of Parliament and the Elizabeth Tower (commonly known as “Big Ben”), and interactive guest experiences. The integrated resort features The Londoner Macao Hotel with 594 London-themed suites, including 14 exclusive Suites by David Beckham, Londoner Court with 368 luxury suites and the 6,000-seat Londoner Arena. The Londoner Arena and the expansion of Shoppes at Londoner were completed during the first half of 2022.
Off-Balance Sheet Arrangements
We have not entered into any transactions with special purpose entities, nor have we engaged in any derivative transactions, other than foreign currency swaps.

Contractual Obligations and Commitments
The following table sets forth our contractual obligations and commitments as of December 31, 2022:

	Payment Due by Period
	2023	2024-25	2026-27	Thereafter	Total
	(US$ in millions)
Long-Term Debt Obligations(i)
SCL Senior Notes	$—	$1,800	$1,500	$3,850	$7,150
2018 SCL Credit Facility — Revolving	1,958	—	—	—	1,958
Other long-term debt	1	1	—	—	2
LVS Term Loan(ii)	—	—	—	1,126	1,126
Land lease payment	5	12	11	290	318
Finance lease payment	9	12	1	—	22
Fixed Interest Payments	346	748	540	376	2,010
Variable Interest Payments(iii)	86	—	—	—	86
Macao Concession Related(iv)
Macao Annual Premium(v)	41	82	82	203	408
Handover Record(vi)	13	25	85	212	335
Contractual Obligations
Mall Deposits(vii)	59	47	6	9	121
Others(viii)	87	88	33	105	313
Total	$2,605	$2,815	$2,258	$6,171	$13,849

____________________
(i)See “Notes to the Consolidated Financial Statements — 13. Leases and 22. Borrowings” for further details on these financial transactions.
(ii)Assumes the Company elects payment-in-kind interest in the first two years and hence capitalization of interest to the principal.
(iii)Calculated by reference of the rate as of December 31, 2022
(iv)In addition to the amounts listed in the table above, under the Macao Concession, we have committed to spend 30.24 billion patacas (approximately US$3.77 billion) through 2032 on both capital and operating projects, including 27.80 billion patacas (approximately US$3.46 billion) in non-gaming projects. We will be required to increase our investment in non-gaming projects by up to 20% in the following year subject to a trigger, namely if Macao’s annual market gross gaming revenue achieves or exceeds 180 billion patacas (approximately US$22.42 billion). The 20% increase is subject to a deduction of 4% per year if the revenue trigger occurs on or after 2028 (the sixth year of the term of the Concession). This potential additional investment is estimated to be approximately US$700 million. As the exact timing of this spend has not been finalized, these amounts have not been included in the table above.
We are also required to pay a 35% gross gaming revenue special gaming tax and a 5% gross gaming revenue contribution in Macao, which amounts we pay are variable in nature. Under the Concession, however, we are obligated to pay a special annual gaming premium if the average of the gross gaming revenues of our gaming tables and our electrical or mechanical gaming machines, including slot machines, is lower than a certain minimum amount determined by the Macao government; such special premium being the difference between the gaming tax based on the actual gross gaming revenues and that of the specified minimum amount. Based on the maximum number of gaming tables and gaming machines we are currently authorized to operate, if the monthly special gaming taxes paid during the year aggregates to less than 4.50 billion patacas (approximately US$561 million), we would be required to pay the difference as the special annual gaming premium.
(v)We are required to pay an annual premium with a fixed portion and a variable portion, which is based on the number and type of gaming tables and gaming machines we operate. Based on the gaming tables and gaming machines (which is at the maximum number of tables and machines currently allowed by the Macao government) in operation as of January 1, 2023, the annual premium payable to the Macao government is approximately US$41 million for the year ending December 31, 2023 through December 31, 2027, respectively, and US$203 million in aggregate thereafter through the termination of the Concession in December 2032.
(vi)Under the Handover Record, we are required to make annual payments of 750 patacas per square meter for the first three years and 2,500 patacas per square meter for the following seven years (approximately US$93 and US$311). The annual payment of 750 patacas per square meter will be adjusted with the Macao average price index of the corresponding preceding year for years two and three and the annual payment of 2,500 patacas per square meter will be adjusted with the Macao average price index of the corresponding preceding year for years five through ten.

(vii)Mall deposits consist of refundable security deposits received from mall tenants.
(viii)Primarily consists of all other non-cancellable contractual obligations and primarily relates to certain hotel management and service agreements, as described below. The amounts exclude open purchase orders with our suppliers that have not yet been received as these agreements generally allow us the option to cancel, reschedule and adjust terms based on our business needs prior to the delivery of goods or performance of services. Some of our hotel properties operate pursuant to management agreements with various experienced third-party hotel operators (management companies), whereby the management company controls the day-to-day operations of each of these hotels, and we are granted limited approval rights with respect to certain of the management company’s actions. The non-cancelable period of our management agreements ranges from 14 to 40 years with various extension provisions and some with early termination options. Each management company receives a base management fee, generally a percentage of revenue as defined. There are also monthly fees for certain support services and some also include incentive fees based on attaining certain financial thresholds.
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
D. TREND INFORMATION
See “— A. Operating Results.”
E. CRITICAL ACCOUNTING ESTIMATES
See “— A. Operating Results — Critical Accounting Policies and Estimates.”

ITEM 6. — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
Our Directors
The following table sets forth information regarding our Board of Directors as of the date of this report.

Name	Position	Age
Robert Glen Goldstein	Chairman of the Board, Chief Executive Officer and Executive Director	67
Wong Ying Wai (Wilfred)	President and Executive Director	70
Chum Kwan Lock, Grant	Chief Operating Officer and Executive Director	47
Charles Daniel Forman	Non-Executive Director	76
Chiang Yun (Rachel)	Independent Non-Executive Director	55
Victor Patrick Hoog Antink	Independent Non-Executive Director	69
Steven Zygmunt Strasser	Independent Non-Executive Director	74
Kenneth Patrick Chung	Independent Non-Executive Director	65
The biography of each Director is set out below:
Executive Directors
Mr. Robert Glen Goldstein is the Chairman of our Board and Chief Executive Officer, an Executive Director and the Chairman of the Nomination Committee. Mr. Goldstein served as a Non-Executive Director of the Company since May 2014 until he was subsequently re-designated as an Executive Director in March 2015, and he was further re-designated as a Non-Executive Director in November 2015. Mr. Goldstein was the Acting Chairman of our Board, Acting Chief Executive Officer and the Acting Chairman of the Nomination Committee of the Company from January 7 to 26, 2021, our Interim President from March to November 2015 and a member of the Capex Committee from March 2015 to April 2021. He was also a director of one of our Macao subsidiaries, VML, until October 2022. Mr. Goldstein was appointed as the chairman and chief executive officer of LVS on January 26, 2021 (U.S. time). Mr. Goldstein was the acting chairman, acting chief executive officer, president and chief operating officer of LVS until January 26, 2021 (U.S. time) and has been a director of LVS and LVS Nevada since January 2015. He previously served as LVS’ President of Global Gaming Operations from January 2011 until December 2014, LVS’ Executive Vice President from July 2009 until December 2014, and LVS’ secretary from August 2016 to November 2016. He has held other senior executive positions at LVS and its subsidiaries since 1995. From 1992 until joining LVS in 1995, Mr. Goldstein was the executive vice president of marketing at the Sands Hotel in Atlantic City, as well as an executive vice president of the parent Pratt Hotel Corporation. Mr. Goldstein holds a Bachelor of Arts, History and Political Science, Magna Cum Laude, from the University of Pittsburgh and a Juris Doctorate from the Temple University School of Law. In 1980, he became a member of the Pennsylvania Bar Association. Mr. Goldstein was re-designated as an Executive Director on January 7, 2021.
Dr. Wong Ying Wai (Wilfred) is our President, an Executive Director and a member of the Remuneration Committee, the Capex Committee and the ESG Committee. He is also a director of various subsidiaries of the Company, including VML. Dr. Wong served as our President and Chief Operating Officer from November 2015 until February 2020. He is the chairman of the Hong Kong Film Development Council, the chairman emeritus of the Hong Kong Baptist University Foundation, the chairman and director of The Hong Kong International Film Festival Society Limited, Asian Film Awards Academy Limited and Hong Kong Institute for Public Administration, the chairman emeritus and director of Pacific Basin Economic Council Limited and a member of the Tourism Development Committee of the Macao government. He is also the chairman of the Hong Kong Arts Development Fund Advisory Committee since January 1, 2023 and the vice-chairman of the culture commission of the Hong Kong government since March 1, 2023. Dr. Wong was the chairman of the Hong Kong Arts Development Council until December 2022 and a member of the Cultural Industries Committee of the Macao government until March 2021. He was an independent non-executive director of Xinyi Glass Holdings Limited, a company listed on the Hong Kong Stock Exchange (Stock code: 868) from November 2007 until June 2022.
Dr. Wong joined the private sector in 1992 and has held senior management positions in a number of Hong Kong listed companies in the property development and construction business sectors including Hsin Chong Group Holdings Limited (ceased listing with effect on December 31, 2019), K. Wah International Holdings Limited, Henderson China Holdings Limited, and the Shui On Group. Dr. Wong joined the Hong Kong government as an administrative officer in 1975 and subsequently served in a number of key positions including deputy secretary for the civil service and deputy director—general of industry. He was appointed as a member of The Basic Law Consultative Committee from 1985 to 1990. He was subsequently appointed as a member of the Preliminary Working Committee for the Hong Kong Preparatory Committee in 1993 and a member of the Hong Kong Preparatory Committee in 1995. Dr. Wong was a deputy to the National People’s Congress of China from 1997 to 2013.

Dr. Wong was awarded the grand bauhinia medal, gold bauhinia star and the silver bauhinia star by the Hong Kong government in 2022, 2015 and 2007 respectively. Dr. Wong was conferred the degree of Doctor of Humanities honoris causa by the Hong Kong Baptist University in November 2013. He was educated at Harvard University (MPA), University of Oxford, The University of Hong Kong (BSocSc) and The Chinese University of Hong Kong. Dr. Wong was appointed as an Executive Director on January 22, 2016.
Mr. Chum Kwan Lock, Grant is our Chief Operating Officer, an Executive Director and the Chairman of the Capex Committee. He is also a director of various subsidiaries of the Company, including VML. Since July 2022, he also concurrently serves as Executive Vice President - Asia Operations at LVS, with oversight over LVS' operations in Asia. He is an independent non-executive director and member of Audit and Corporate Governance Committee at Kerry Properties Limited, listed on the Hong Kong Stock Exchange (Stock code: 683).
Mr. Chum joined LVS and our Group as Senior Vice President, Global Gaming Strategy in July 2013 and served as the Chief of Staff from March 2015 until February 2020. Prior to joining the Group, Mr. Chum spent 14 years at UBS Investment Bank (“UBS”) in a variety of roles, including serving as managing director, head of Hong Kong equity research and head of China equity research. He was named Asia’s stock-picker of the year by the Financial Times in 2011. Mr. Chum graduated in Philosophy, Politics and Economics with First Class Honors from the University of Oxford. Mr. Chum was appointed as an Executive Director on January 7, 2021.
Non-Executive Director
Mr. Charles Daniel Forman is a Non-Executive Director. Mr. Forman has been a director of LVS since August 2004. Mr. Forman served as the chairman and chief executive officer of Centric Events Group, LLC, a trade show and conference business from April 2002 until his retirement upon the sale of the business in 2007. From 2000 to 2002, he served as a director of a private company and participated in various private equity investments. During 2000, he was the executive vice president of international operations of Key3Media, Inc. From 1998 to 2000, he was the chief legal officer of ZD Events Inc., a tradeshow business that included COMDEX. From 1995 to 1998, Mr. Forman was the executive vice president, chief financial and legal officer of Softbank Comdex Inc. From 1989 to 1995, Mr. Forman was the vice president and general counsel of Interface Group Nevada, Inc., a tradeshow and convention business that owned and operated COMDEX. Mr. Forman was in private law practice from 1972 to 1988. Mr. Forman was a member of the board of trustees of The Dana-Farber Cancer Institute until February 2021. Mr. Forman holds a Bachelor of Arts from the University of Pennsylvania and a Juris Doctorate from the Boston University School of Law. Mr. Forman was appointed as a Non-Executive Director on May 30, 2014.
Independent Non-Executive Directors
Ms. Chiang Yun (Rachel) is an Independent Non-Executive Director, the Chairlady of the ESG Committee and a member of the Audit Committee and the Nomination Committee. With over 25 years of private equity investment experience, Ms. Chiang is currently a director of Prospere Capital Limited. Ms. Chiang is an independent non-executive director of Goodbaby International Holdings Limited (Stock code: 1086) and Pacific Century Premium Developments Limited (Stock code: 432), both listed on the Hong Kong Stock Exchange. Ms. Chiang is also a non-executive director of Yantai Changyu Pioneer Wine Company Limited, listed on the Shenzhen Stock Exchange (Stock code: 000869). Ms. Chiang was one of the founding managing partners of Pacific Alliance Equity Partners, the private equity division of Pacific Alliance Group until March 2018 and an independent non-executive director of Merlin Entertainments Plc. (ceased listing on the London Stock Exchange with effect from November 5, 2019) until November 2019. Ms. Chiang obtained her Executive Master of Business Administration from The Kellogg Graduate School of Management of Northwestern University and Hong Kong University of Science and Technology and Bachelor of Science degree, cum laude, from Virginia Polytechnic Institute and State University. Ms. Chiang was appointed as an Independent Non-Executive Director on October 14, 2009.
Mr. Victor Patrick Hoog Antink AM is an Independent Non-Executive Director, the Chairman of the Audit Committee and a member of the Remuneration Committee, the Capex Committee and the Nomination Committee. Mr. Hoog Antink is the chairman of the Bond Business School Board of Advisors in Australia and the Must Sell Global Limited group of companies. He is also the former chairman of South Bank Corporation and Property Industry Foundation and a former member of the Bond University Council in Australia. Mr. Hoog Antink retired as the chief executive officer of DEXUS Property Group in March 2012, a company listed on the Australian Stock Exchange (ASX: DXS). Prior to joining DEXUS Property Group in 2003, Mr. Hoog Antink was the director of funds management of Westfield Holdings Limited in Sydney. Mr. Hoog Antink has also held positions with Greenprint Foundation as a director, Property Council of Australia as national president, Shopping Centre Council of Australia as a director, McIntosh Securities Limited, Sydney as a director in corporate and property, Allco Finance Group Limited, Sydney as a director in property finance, Chase Corporation Limited, Sydney as a property director, and Hill Samuel Limited (now Macquarie Bank), Sydney as an associate director. Mr. Hoog Antink holds a Bachelor of Commerce from the University of Queensland and a Master of Business Administration from Harvard Business School. He is a Fellow of the Australian Institute of Company Directors, a Fellow of the Institute of Chartered Accountants, Australia and New Zealand, a Fellow of the Australian Property Institute and a Fellow of the Royal Institute of Chartered Surveyors. In 2016, Mr. Hoog Antink was awarded National Life Membership of the Property Council of Australia. In January 2023 Mr Hoog Antink was appointed a Member of the Order of Australia for significant service to the property industry, and to corporate governance. Mr. Hoog Antink possesses the accounting and related financial management expertise required under Rule 3.10(2) of the Listing Rules. Mr. Hoog Antink was appointed as an Independent Non-Executive Director on December 7, 2012.
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
Mr. Kenneth Patrick Chung is an Independent Non-Executive Director and a member of the Audit Committee and the ESG Committee. Mr. Chung is currently an independent non-executive director of China Construction Bank Corporation, a company listed on the Hong Kong Stock Exchange (Stock code: 939), an independent non-executive director of Prudential Hong Kong Limited and Prudential General Insurance Hong Kong Limited and a trustee of Fu Tak Iam Foundation Limited. Mr. Chung joined Deloitte Haskins and Sells London Office in 1980. Mr. Chung became a partner of PricewaterhouseCoopers in 1992, and was a financial service specialist of PricewaterhouseCoopers (Hong Kong and China) since 1996. He was the human resources partner of PricewaterhouseCoopers (Hong Kong), the responsible partner of the audit department of PricewaterhouseCoopers (Hong Kong and China), and the global lead partner of the audit engagement team for Bank of China Limited. Mr. Chung has also served as the audit partner for the restructurings and initial public offerings of Bank of China Limited, Bank of China (Hong Kong) Limited and Bank of Communications Co., Ltd. Mr. Chung retired from PricewaterhouseCoopers in 2009. Mr. Chung was the honorary treasurer of Community Chest of Hong Kong and the vice-chairman of International Social Service Hong Kong Branch. Mr. Chung was also an independent non-executive director of Industrial and Commercial Bank of China Limited, a company listed on the Hong Kong Stock Exchange (Stock code: 1398) until March 2017 and an independent non-executive director of Prudential Corporation Asia Ltd until September 2019. Mr. Chung received his bachelor degree in economics from the University of Durham. He is a member of the Institute of Chartered Accountants in England and Wales, a member of the Hong Kong Institute of Certified Public Accountants and a member of the Macau Society of Certified Practicing Accountants. Mr. Chung possesses the accounting and related financial management expertise required under Rule 3.10(2) of the Listing Rules. Mr. Chung was appointed as an Independent Non-Executive Director on July 15, 2016.
The Board has established five committees, being the Audit Committee, the Remuneration Committee, the Nomination Committee, the Capex Committee and the ESG Committee. The table below details the membership and composition of each of the five committees as of the date of this annual report.

Name of Director	Audit Committee	Remuneration Committee	Nomination Committee	Capex Committee	ESG Committee
Robert Glen Goldstein	—	—	Chairman	—	—
Wong Ying Wai	—	Member	—	Member	Member
Chum Kwan Lock, Grant	—	—	—	Chairman	—
Charles Daniel Forman	—	—	—	—	—
Chiang Yun	Member	—	Member	—	Chairlady
Victor Patrick Hoog Antink	Chairman	Member	Member	Member	—
Steven Zygmunt Strasser	Member	Chairman	—	—	—
Kenneth Patrick Chung	Member	—	—	—	Member
Our Senior Management
As of the date of this report, details of our senior management are as follows:
Mr. Robert Glen Goldstein is the Chairman of our Board and Chief Executive Officer, an Executive Director and the Chairman of the Nomination Committee.
Dr. Wong Ying Wai (Wilfred) is our President, an Executive Director and a member of the Remuneration Committee, the Capex Committee and the ESG Committee.
Mr. Chum Kwan Lock, Grant is our Chief Operating Officer, an Executive Director and the Chairman of the Capex Committee.
Mr. Sun MinQi (Dave), is our Senior Vice President and Chief Financial Officer and is also the managing director of VML and a director of various subsidiaries of the Company. Mr. Sun joined the Company as a Director of Finance in August 2007, and was appointed as the Senior Vice President and Chief Financial Officer of the Company in April 2017. Prior to joining the Company, Mr. Sun held a variety of financial controller and financial management positions with various divisions of General Electric in Shanghai and Singapore since 1996. Mr. Sun graduated from Fudan University in Shanghai in 1996 with a Bachelor degree in Economics and Financial Management and a minor in Computer Science and Application. He subsequently obtained a Master of Business Administration from the Southern Illinois University Carbondale, United States. Mr. Sun is a fellow of CPA (FCPA) Australia.
Mr. Dylan James Williams is our General Counsel and Company Secretary and is also a director of various subsidiaries of the Company, including VML. Mr. Williams joined the Company in 2006 and most recently served as the Senior Vice President of Legal and Company Secretary. Mr. Williams holds a Bachelor of Laws (LLB(Hons)) degree from the United Kingdom and is admitted to practice law in the State of New York. Mr. Williams is a fellow member of The Hong Kong Chartered Governance Institute.
B. COMPENSATION
See “Notes to the Consolidated Financial Statements — Note 5 — Employee Benefit Expenses (Including Directors’ Emoluments) — Directors’ Emoluments” for details about the compensation we paid to our directors on an aggregate and an individual basis. See “E. Share Ownership” for details of compensation in the form of stock options and see Exhibits 4.13 and 4.14 for the Equity Award Plans pursuant to which such options were granted.
C. BOARD PRACTICES
The Board
The Board is primarily concerned with the overall leadership, strategy and development of the Group to promote its long-term success for the benefit of all its Shareholders within a framework of effective controls that enable risk to be continually assessed and managed. The Board establishes the strategic objectives of the Group, ensures that the necessary resources are in place to achieve those objectives, reviews management performance and ensures that high ethical standards are adhered to. In its decision-making process, the Board considers the likely long-term effects of any decision, the interests of the Group’s team members, relationships with suppliers and customers, the impact of the Group’s operations on the community and the environment, and the maintenance of Sands China’s reputation for adhering to high standards of business conduct. During 2022, the Board met ten times and additionally passed written resolutions in discharging its responsibilities.
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
The Committees
The Board has five Committees that undertake work on its behalf, and report back to the Board: the Audit Committee, the Remuneration Committee, the Nomination Committee, the Capex Committee and the ESG Committee. These Committees assist the Board by assuming oversight responsibilities or addressing certain matters in greater depth, allowing the Board to use its time more efficiently. Following each meeting, the Chairperson of each Committee reports back to the Board to ensure that the Board is fully informed of all activities. The Board also retains responsibility for approving any actions where a Committee’s role is solely advisory. The Committees’ roles and responsibilities are outlined in their respective terms of reference, which are reviewed annually to ensure they remain appropriate. On the Company’s and the Hong Kong Stock Exchange’s websites, you can find the terms of reference for the Audit Committee, the Remuneration Committee, the Nomination Committee and the ESG Committee. The terms of reference of the Capex Committee can be found on the Company’s website. The sections that follow elaborate on the Company’s corporate governance structure and set out how the Board, its Committees, and the risk management system operated during 2022.
Audit Committee
The Audit Committee plays a key oversight role at Sands China by ensuring the Group has effective and appropriate risk management and internal control systems, backed up by comprehensive governance, internal and external audit and reporting functions. At the filing date, the Audit Committee comprises four Directors, all of whom are Independent Non-Executive Directors. The terms of reference specify a minimum membership of three Non-Executive Directors appointed by the Board, a majority of which should be independent. Mr. Victor Patrick Hoog Antink and Mr. Kenneth Patrick Chung have the appropriate professional qualifications and accounting and related financial management expertise. In addition to the members of the Audit Committee and the senior management, meetings are normally attended by the Vice President of Audit, Senior Vice President and Chief Compliance Officer and the external auditor. During 2022, the Audit Committee met seven times in discharging its responsibilities. Its terms of reference require it to meet at least four times in the year on a quarterly basis, or more frequently as circumstances require.

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
Remuneration Committee
The primary purpose of the Remuneration Committee is to make recommendations to the Board on the Company’s remuneration policy and structure. This includes base salary, benefits, long-term and short-term incentives, profit sharing plans and the terms of any agreements. At the filing date, the Remuneration Committee comprises three Directors – two Non-Executive Directors (both of whom are independent) and one Executive Director who is the President. The terms of reference require a majority of the members of the Remuneration Committee (including its Chairman) are Independent Non-Executive Directors. In addition to the members of the Remuneration Committee and the senior management, the Senior Vice President of Human Resources attends the meetings by invitation. During 2022, the Remuneration Committee met once and additionally passed written resolutions in discharging its responsibilities. Its terms of reference suggest it should meet four times a year, but permit it to meet less frequently as circumstances require.
The Remuneration Committee’s responsibilities are set out in detail in its terms of reference. Its main responsibilities are as follows:
•Making recommendations on the Company’s remuneration policy and structure, the establishment of a formal and transparent procedure for developing a remuneration policy and the remuneration of Non-Executive Directors.
•Having delegated responsibility to determine the remuneration packages of individual Executive Directors and senior management (as defined in the terms of reference of the Remuneration Committee).
•Evaluating and making recommendations to the Board with regard to incentive and share-based plans.
•Review and approve any matters relating to the administration of awards under the incentive and share-based plans.
•Evaluating its own performance and reviewing the adequacy of its terms of reference annually.
Nomination Committee
The primary purpose of the Nomination Committee is to assist the Board by making recommendations on the appointment or re-appointment of Directors and succession planning for Directors. It thereby helps the Board to ensure the size, structure and composition of the Board remains appropriate to enable the Board to remain effective in fulfilling its responsibilities. The terms of reference require a majority of the members of the Nomination Committee are Independent Non-Executive Directors. They also provide the Nomination Committee should be chaired by the Chairman of the Board or an Independent Non-Executive Director. At the filing date, the Nomination Committee comprises three Directors – the Chairman of the Board (who also is Chairman of the Nomination Committee) and two Independent Non-Executive Directors who accordingly form a majority of the Nomination Committee. During 2022, the Nomination Committee met once in discharging its responsibilities. Its terms of reference require it to meet at least once in the year.
The Nomination Committee’s responsibilities are set out in detail in its terms of reference. Its main responsibilities are to support the Board in ensuring appropriate balance and composition of its membership by:
•Reviewing the structure, size and composition (including but not limited to the perspective, skills, knowledge, experience and diversity) of the Board and its committees at least annually and making recommendations on any proposed changes to the Board and its committees to complement the Company’s strategy.
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
•Reviewing the implementation and effectiveness of the mechanisms for ensuring independent views and input are available to the Board annually.

•Reviewing the Nomination Policy (as defined in its terms of reference) and the implementation and effectiveness of the Board Diversity Policy annually.
•Evaluating its own performance and reviewing the adequacy of its terms of reference annually.
When identifying candidates for Board membership, the Nomination Committee takes into account the Nomination Policy and the Board Diversity Policy. Appointments are based on merit and contribution the selected individuals will bring to the Board and factors considered include business and professional experience, geography, age, gender, race, ethnicity, cultural and educational background, nationality and country of origin of such individuals. The Nomination Committee also takes into account the Company’s business model and specific needs from time to time. External recruitment professionals might be engaged to assist with the selection process when necessary.
Capex Committee
The Capex Committee assists the Board by reviewing and recommending to the Board non-budgeted capital expenditure projects with a project value exceeding US$10 million in each instance. This enables the Board, through the Committee, to exercise appropriate oversight and control over management for material projects while allowing more effective use of Board time in focusing on more significant matters. At the filing date, the Capex Committee comprises three Directors – two Executive Directors, the Chief Operating Officer (who is Chairman of the Capex Committee) and the President, and one Independent Non-Executive Director. The terms of reference specify a minimum membership of three Directors appointed by the Board. The purpose of the Capex Committee is to assist effective decision-making by management with an appropriate level of control. As the Capex Committee is not a governance committee, a majority of its members are not required to be Independent Non-Executive Directors. During 2022, the Capex Committee met once in discharging its responsibilities . Its terms of reference require it to meet as required.
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
ESG Committee
The primary purpose of the ESG Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Group’s ESG issues, strategy and reporting. At the filing date, the ESG Committee comprises three Directors — two Independent Non-Executive Directors and one Executive Director who is the President. The terms of reference specify a minimum membership of three Directors, at least one of whom shall be an Independent Non-Executive Director. In addition to the members of the ESG Committee and the senior management, Senior Vice President of Resort Operations and Manager of ESG Program and Sustainability attend the meetings by invitation. During 2022, the ESG Committee met twice in discharging its responsibilities. Its terms of reference require it to meet as required.

The ESG Committee’s responsibilities are set out in detail in its terms of reference. Its main responsibilities are as follows:
•Monitoring and overseeing the Group’s ESG strategy and approach, the ESG reporting and the implementation of ESG-related policies and initiatives.
•Reviewing the Group’s environmental and social performance.
•Reviewing the effectiveness of the risk management and internal control systems on ESG related matters.
•Reviewing and making recommendation to the Board with regard to the ESG related matters, including the annual ESG report.
•Evaluating its own performance and reviewing the adequacy of its terms of reference annually.
Directors’ Service Contracts
Other than benefits upon termination of employment that Dr. Wong Ying Wai, our President and Mr. Chum Kwan Lock, Grant, our Chief Operating Officer, are entitled to receive as employees of SCL and Mr. Robert Glen Goldstein, our Chairman and Chief Executive Officer, is entitled to receive as an employee of LVS, our directors are not entitled to any benefits upon termination of directorship.

D. EMPLOYEES
We directly employ approximately 24,000 employees as of December 31, 2022, and hire additional temporary employees on an as-needed basis. Our employees are not covered by collective bargaining agreements. We believe that we have good relations with our employees.
See “Notes to the Consolidated Financial Statements — Note 2 — Summary of Significant Accounting Policies — (s) Employee Benefits” and “Notes to the Consolidated Financial Statements — Note 27 — Share-Based Compensation” for details about share-based compensation available to our employees, directors and consultants.
E. SHARE OWNERSHIP
The interest of the following directors of the Company in the Shares, underlying shares and debentures of the Company as of December 31, 2022, as recorded in the register required to be kept under Section 352 of Part XV of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules, was as follows:

Director	Number of Shares Subject to Interest	Percentage of Shares Outstanding
Wong Ying Wai	6,914,868(i)	0.09%
Chum Kwan Lock, Grant	3,484,432(ii)	0.04%
____________________
(i)    This amount includes (a) 4,000,000 options to purchase 4,000,000 Shares, all of which are vested and exercisable, and (b) 2,914,868 unvested restricted share units of the Company.
(ii)    This amount includes (a) 1,238,500 options to purchase 1,238,500 Shares, of which 1,108,500 are vested and exercisable, and (b) 2,245,932 unvested restricted share units of the Company.
Under our Articles of Association, our directors do not have different voting rights when compared to other Shareholders.
See Exhibits 4.13 and 4.14 of this annual report for descriptions relating to arrangements for involving the employees in the capital of the Company, including any arrangement that involves the issue or grant of options or Shares or securities of the Company.
F. DISCLOSURE OF REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.

ITEM 7. — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
We have been notified of the following substantial Shareholders’ interests in the Shares as of December 31, 2022:

Name of substantial Shareholder	Capacity/Nature of interest	Number of Shares	Approximate percentage of issued share capital
Irwin Chafetz	Interest of a controlled corporation	5,657,814,885	69.91%
Las Vegas Sands Corp.	Interest of a controlled corporation	5,657,814,885	69.91%
LVS (Nevada) International Holdings, Inc.	Interest of a controlled corporation	5,657,814,885	69.91%
Venetian Venture Development Intermediate II	Beneficial owner	5,657,814,885	69.91%
As of December 31, 2022, VVDI (II) was a substantial Shareholder which held 5,657,814,885 Shares (representing approximately 69.91% of the total issued share capital of the Company). VVDI (II) was a wholly-owned subsidiary of LVS Nevada, which was in turn wholly-owned by LVS. Mr. Irwin Chafetz had voting control in certain shares of common stock of LVS resulting in him having one-third or more of the voting power at general meetings of LVS. Other than 89,105 shares (0.01%) of LVS’ common stock owned directly by Mr. Chafetz, all other shares of LVS’ common stock were held by Mr. Chafetz as a (co-)trustee of trusts and co-manager of a limited liability company, in each case for the benefit of members of the Adelson family.
To our knowledge, there were no significant changes in the percentage ownership held by any other major beneficial Shareholders during the past three fiscal years. Major Shareholders do not have different voting rights from other Shareholders.
B. RELATED PARTY TRANSACTIONS
The following is a summary of material transactions that we have engaged in with our direct and indirect Shareholders, affiliates of our Shareholders and other related parties, including those in which we or our management have a significant equity interest. We believe each of these arrangements, as described below, has been entered into on an arm’s-length basis or on terms that we believe have been at least as favorable to us as similar transactions with non-related parties. We believe that the related party transactions were conducted in the ordinary and usual course of the Group’s business. For a further discussion of related party transactions, see Note 26 to our audited consolidated financial statements for the year ended December 31, 2022 included elsewhere in this report and our announcements on the Hong Kong Stock Exchange dated May 12, 2020, December 10, 2020 and December 2, 2022.
No transactions were entered into with the Directors during the years ended December 31, 2022 and 2021, other than the emoluments paid to them as disclosed in Note 5 to our audited consolidated financial statements included elsewhere in this report.
Management fees
We provide management services to the LVS Group and the LVS Group companies also provide management services to us. During the year, we may incur certain expenses on behalf of the LVS Group, or vice versa.
Services we provide to the LVS Group include, but are not limited to, accounting services, information technology support, sourcing of goods and services and design, development and construction consultancy services and marketing services.
Services provided to us by the LVS Group include, but are not limited to, human resources support, accounting services, sourcing of goods and services, sourcing of tenants for the malls, transportation services, other various types of marketing and promotion activities and design, development and construction consultancy services.
Royalty fees
In November 2009, we entered into an agreement with LVS LLC, a wholly-owned subsidiary of LVS incorporated in the United States of America, for the use of the licensed marks as defined in the agreement (“Second Trademark Sub-License Agreement”). For each of the full fiscal years through the full fiscal year ended December 31, 2012, we paid LVS LLC an annual royalty at the rate of 1.5% of total gross non-gaming revenue and Paiza-related gaming revenue of Sands Macao, 1.5% of total gross revenue of The Venetian Macao, and 1.5% of the total gross gaming revenue of the Plaza Casino at The Plaza Macao (the “Relevant Royalty”), provided that the total royalty payable in connection with these three properties in each fiscal year was capped at US$20 million per full fiscal year. For each of the subsequent full fiscal years until the expiration of the remaining term on December 31, 2022, we paid an annual royalty being the lesser of the Relevant Royalty or the annual caps reflecting an increase of 20.0% for each subsequent year.

Each subsequent Casino Gaming property we operate which utilizes any of the licensed marks in connection with generating the relevant revenue paid, for each of the first three full fiscal calendar years after commencement of operations of each subsequent property, a royalty fee of 1.5% of the respective gross revenues of the operations in connection with which such licensed marks are used (each, the “Subsequent Casino Gaming Property Royalty”), subject to a US$20 million cap per fiscal year. For the fiscal calendar years thereafter until the expiration of the remaining term on December 31, 2022, we paid LVS LLC an annual royalty being the lesser of the Subsequent Casino Gaming Property Royalty or the annual caps reflecting an increase of 20.0% for each subsequent year. After the commencement of the operation of The Londoner Macao and The Parisian Macao in April 2012 and September 2016 respectively, we paid royalty fees in connection with these properties. During the years ended December 31, 2022 and 2021, we incurred US$22 million and US$42 million of royalty fees respectively.
As the term of the Second Trademark Sub-License Agreement expired on December 31, 2022, on December 2, 2022, VML, VCL, VOL and CSL2 (all being subsidiaries of the Company) entered into an agreement with LVS to renew the arrangements contained in the Second Trademark Sub-License Agreement to ensure that the Group continues to have access to the licensed marks referred therein (the “International Trademark License Agreement”). The International Trademark License Agreement has a term of three years commencing on January 1, 2023 and ending on December 31, 2025 (the “Term”). In consideration for LVS granting our Group the license to use the licensed marks (as defined), each Licensee shall pay LVS an annual royalty at the rate of 1.5% of its gross non-gaming and gaming revenue. Gross revenue shall be calculated according to U.S. GAAP (Generally Accepted Accounting Principles) in effect as of January 1, 2023; provided, however, that: (1) gross revenue from gaming operations shall be calculated as net revenue adjusted by adding back casino-related discounts and commissions and loyalty program adjustments, adding complimentary goods and services provided to patrons and excluding any intragroup revenue, and (2) gross revenue from non-gaming operations shall be calculated as net revenues excluding any intragroup revenue. All royalties shall be calculated on a monthly basis and paid on or before the 30th of the following month.
Procurement of equipment and supplies
In May 2020, we entered into an agreement with LVS in respect of the procurement of provision of equipment and supplies by our Group to LVS Group for a term of two years which commenced on, May 12, 2020 and ended on May 11, 2022, pursuant to which we procured and acquired equipment and supplies (as defined therein, the “Equipment and Supplies”) upon request from the LVS Group and sold the equipment and supplies to the LVS Group.
The amounts payable by the LVS Group under such agreement were calculated on a cost basis, which meant the cost incurred by our Group in providing the relevant Equipment and Supplies to the LVS Group. The allocation was done on a fair and equitable basis with reference to the actual salary and benefits, employment-related expenses and statutory costs for the relevant employees and the hours worked by them in providing such services attributable to the LVS Group. The annual cap for the transactions under such agreement for each of the three years ended December 31, 2022 were US$15.5 million, US$12.6 million and US$8.3 million, respectively.
VML Capital Change
Following the Amendment to Law No. 16/2001 on June 23, 2022, Macao’s Gaming Law requires, among other things, that gaming concessionaires have a minimum share capital of MOP5.0 billion and a managing director who is a Macao permanent resident and who must hold at least 15% of the share capital in the concessionaire (the “Capital and Management Participation Requirement”).
On December 7, 2022, VML completed a change in its share capital structure in order to comply with the Capital and Management Participation Requirement (the “VML Capital Change”) and on December 16, 2022, VML was awarded a gaming concession for the operation of casino games of chance in Macao.
Prior to the VML Capital Change, VML had a registered share capital of MOP200 million. 89.995% was held by VVDIL and 0.005% by VCHL, both wholly-owned subsidiaries of the Company. 10% was held by Mr. Sun MinQi (Dave) (“Mr. Sun”), the managing director of VML and a permanent resident of Macao.
As part of the VML Capital Change, VML adopted a new set of articles of association, pursuant to which VML increased its registered share capital (MOP200 million) to MOP5.0 billion and reclassified all shares held directly and indirectly by the Company (via VVDIL and VCHL, or otherwise) as class A shares (“Class A Shares”), and all shares held by Mr. Sun as class B shares (“Class B Shares”). Each Class B Share has the same voting power as a Class A Share, but the Class B Shares only have nominal dividend, redemption entitlement and liquidation rights of up to MOP1 for all Class B Shares. VML’s new articles of association also provide, among other things, that (i) the Class B Shares must, to the extent that the Capital and Management Participation Requirement exists, be held by VML’s managing director, but if the Capital and Management Participation Requirement no longer exists, VML may compulsorily redeem the Class B Shares for a nominal consideration; (ii) VML may at no consideration acquire the Class B Shares for the purpose of transferring them to any new managing director of VML; and (iii) VML may redeem the Class B Shares for a nominal consideration if its managing director purports to transfer them to any person in breach of VML’s articles of association.

On November 30, 2022, the Company and Mr. Sun entered into a contribution agreement (“Contribution Agreement”), pursuant to which (among other things): (i) the Company (directly or indirectly) contributed in full the funding of the subscription price of the Class B Shares Issuance (as defined below); (ii) the Company and Mr. Sun entered into an escrow arrangement, under which the Company (or a designated person or entity) will hold in escrow all the shares in VML to be held by Mr. Sun until VML’s liquidation; and (iii) Mr. Sun executed an irrevocable power of attorney in favor of VML, granting VML the powers to, subject to the applicable laws, regulations and conditions of the gaming concession, transfer or redeem any shares he holds in VML. Mr. Sun, by virtue of being the managing director of VML, a holder of 10% of the share capital in VML prior to the VML Capital Change, and the director of other subsidiaries of the Company, is a connected person of the Company at the subsidiary level.
Pursuant to the Contribution Agreement and a Share Subscription Agreement dated November 30, 2022 between VVDIL, VCHL, Mr. Sun and VML, the Company injected (via VVDIL and VCHL) MOP4.80 billion into VML, and VML issued and allotted a total of 40,700,000 Class A Shares at a subscription price of MOP4.07 billion to VVDIL and VCHL, and 7,300,000 Class B Shares at a subscription price of MOP730 million to Mr. Sun (“Class B Shares Issuance”). After such capital injection, the Company, through VVDIL and VCHL, indirectly holds all Class A Shares, representing 85% of the voting rights and 100% of the economic rights in VML (save for the de minimis economic rights in VML held by Mr. Sun), and Mr. Sun holds all Class B Shares, representing 15% of the voting rights and de minimis economic rights in VML (i.e. only the nominal dividend, redemption entitlement and liquidation rights of up to MOP1 for all Class B Shares). By virtue of the Company’s control over 85% of the voting rights in VML, VML remains a subsidiary of the Company. The consideration of the Class B Shares Issuance and the arrangements in relation to the VML Capital Change were determined solely for the purpose of fulfilling the Capital and Management Participation Requirement.
C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8. — FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Consolidated Statements
Refer to the consolidated financial statements and the notes of the consolidated financial statements included in “Item 18 - Financial Statements.”
Legal Proceedings
On January 19, 2012, Asian American Entertainment Corporation, Limited (“AAEC”) filed a claim with the Macao Judicial Court (Tribunal Judicial de Base) against VML, LVS Nevada, LVS LLC and Venetian Casino (collectively, the “Defendants”). The claim was for 3.0 billion patacas (approximately US$374 million) as compensation for damages resulting from the alleged breach of agreements entered into between AAEC and LVS Nevada, LVS LLC and Venetian Casino (collectively, the “U.S. Defendants”) for their joint presentation of a bid in response to the public tender held by the Macao government for the award of gaming concessions at the end of 2001. On March 24, 2014, the Macao Judicial Court issued a decision holding that AAEC’s claim against VML is unfounded and that VML be removed as a party to the proceedings, and the claim should proceed exclusively against the U.S. Defendants. On May 8, 2014, AAEC lodged an appeal against that decision and the appeal is currently pending. On July 15, 2019, AAEC submitted a request to the Macao Judicial Court to increase the amount of its claim to 96.45 billion patacas (approximately US$12.01 billion), allegedly representing lost profits from 2004 to 2018 and reserving its right to claim for lost profits up to 2022 in due course at the enforcement stage. On September 4, 2019, the Macao Judicial Court allowed AAEC’s request to increase the amount of its claim. On September 17, 2019, the U.S. Defendants appealed the decision granting AAEC's request and that appeal is currently pending. On June 18, 2020, the U.S. Defendants moved to reschedule the trial, which had been scheduled to begin on September 16, 2020, due to travel disruptions and other extraordinary circumstances resulting from the ongoing COVID-19 Pandemic. The Macao Judicial Court granted that motion and rescheduled the trial to begin on June 16, 2021. On April 16, 2021, the U.S. Defendants again moved to reschedule the trial because continued travel disruptions resulting from the pandemic prevented the representatives of the U.S. Defendants and certain witnesses from attending the trial as scheduled. AAEC opposed that motion on April 29, 2021. The Macao Judicial Court denied the U.S. Defendants' motion on May 28, 2021, concluding that, under Macao law, it lacked the power to reschedule the trial absent agreement of the parties. The U.S. Defendants appealed that ruling on June 16, 2021, and that appeal is currently pending. The trial began as scheduled on June 16, 2021. The Macao Judicial Court heard testimony on June 16, 17, 23, and July 1, 2021. By an order dated June 17, 2021, the Macao Judicial Court scheduled additional trial dates during September, October and December 2021 to hear witnesses subject to COVID-19 travel restrictions that prevented or severely limited their ability to enter Macao. That order also provided a procedure for the parties to request written testimony from witnesses who were not able to travel to Macao on those dates.
On September 6, 2021, AAEC notified the Macao Judicial Court that it would not be bringing any additional witnesses to testify in-person on the scheduled hearing dates. In submissions dated September 6 and September 20, 2021, the U.S. Defendants notified the Macao Judicial Court that certain of their witnesses remained unable to attend the September hearing dates due to ongoing travel restrictions related to the COVID-19 Pandemic. By orders dated September 11 and September 23, 2021, the Macao Judicial Court cancelled the various hearing dates scheduled in September. The Macao Judicial Court heard additional testimony on October 8, 11, and 15, and December 14 and 15, 2021. Certain witnesses who were not able to enter Macao due to COVID-19 travel restrictions presented testimony in writing. AAEC presented its factual summation on January 21, 2022. On January 26, 2022, the U.S. Defendants presented their factual summation, and AAEC and the U.S. Defendants presented rebuttal summations. A hearing was held on February 15, 2022 at which the Macao Judicial Court announced its findings on the disputed facts. That hearing continued on February 18, 2022 for the purpose of hearing any objections to the court's findings. On February 28, 2022, Plaintiff submitted its legal summation to the court file, and on March 10, 2022 the U.S. Defendants submitted their rebuttal. Final decision from the Macao Judicial Court on the merits of this action was passed on April 28, 2022, the court ruled in favor of the U.S. Defendants. On May 13, 2022 the Plaintiff appealed both the decision on the facts and the decision on the merits. On July 5, 2022, the Plaintiff's submitted its appeal brief and the U.S. Defendants filed their response brief on September 19, 2022. This appeal is currently pending with the Macao Second Instance Court. The Company will continue to defend this matter vigorously.
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
On November 30, 2022, the Company entered into a waiver extension and amendment request letter (the "Fourth Waiver Extension Letter") with respect to certain provisions of the 2018 SCL Credit Facility, pursuant to which lenders agreed to (a) extend to (and including) July 31, 2023, the waiver period for the requirement for the Company to comply with the requirements that the Company ensure the consolidated leverage ratio does not exceed 4.0x and the consolidated interest coverage ratio is not less than 2.5x as at the last day of any financial quarter; (b) extend to (and including) July 31, 2023, the period during which the Company's ability to declare or make any dividend payment or similar distribution is restricted if at such time (x) the Total Commitments (as defined in the 2018 SCL Credit Facility) exceed US$2.0 billion by the Company's exercise of the option to increase the Total Commitments by an aggregate amount of up to US$1.0 billion; and (y) the consolidated leverage ratio is greater than 4.0x, unless, after giving effect to such payment, the sum of (i) the aggregate amount of cash and cash equivalents of the Company on such date; and (ii) the aggregate amount of the undrawn facility under the 2018 SCL Credit Facility and unused commitments under other credit facilities of the Company is greater than US$2.0 billion; and (c) incorporate provisions to address the transition of the LIBOR to a term Secured Overnight Financing Rate reference rate.
In deciding whether to propose a dividend, the Board shall consider, amongst other factors, any restrictions on payment of dividends that have been, or may be, agreed between any Group company and contracting party.
Under the Concession, although not a restriction, we have to provide a five-day prior notification to the Macao government for any major financial decisions exceeding 10% of the share capital of VML.
B. SIGNIFICANT CHANGES
Our directors confirm that, except as stated in this report, since December 31, 2022 (the date of the latest consolidated financial statements of the Company) and up to the date of this report, we have not experienced any significant changes.

ITEM 9. — THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS
Not applicable.
B. PLAN OF DISTRIBUTION
Not applicable.
C. MARKETS
Our ordinary Shares have been trading on the Hong Kong Stock Exchange under the stock code “1928.HK” since November 2009. Our US$ denominated senior unsecured notes have been trading on the Hong Kong Stock Exchange under the note stock “5141.HK” and “5142.HK” since August 2018, note stock codes “5727.HK” and “5733.HK” since February 2019, note stock codes “40246.HK” and “40247.HK” since June 2020, note stock codes “40584.HK” and “40585.HK” since February 2021, note stock codes “40852.HK”, “40853.HK” and “40854.HK” since September 2021 and note stock codes “5413.HK”, “5414.HK” and “5415.HK” since August 2022.
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
D. EXCHANGE CONTROLS
Under existing Hong Kong and Macao laws, respectively, (1) there are no foreign exchange controls or other laws which restrict the import or export of capital and which would affect the availability of cash and cash equivalents for use by the Company, (2) there are no foreign exchange controls or other laws, decrees or regulations that affect the remittance of interest, dividends or other payments on the Company’s outstanding debt and equity securities to U.S. residents by reason of his/her/its U.S. residency and (3) there are no limitations on the rights of non-resident or foreign owners to hold the Company’s debt or equity securities.

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

ITEM 11. — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates. Our primary exposure to market risk are interest rate risk associated with our variable rate debt and foreign currency exchange rate risk associated with our operations. We do not hold or issue financial instruments for trading purposes and do not enter into derivative transactions that would be considered speculative positions. During the year ended December 31, 2022, the Group held derivative financial instruments which consisted of two foreign currency swap agreements, of which one swap agreement was designated as hedging instruments for accounting purposes. The Group’s borrowings at fixed rates were denominated in US$ during the year ended December 31, 2022.
The Group held US$186 million and HK$13.82 billion (US$$1.77 billion) of variable rate borrowings as of December 31, 2022. A hypothetical 100 basis points change in interest rates would cause the annual interest expense of the variable rate long-term borrowings to change by US$20 million.
Foreign currency transaction gains for the year ended December 31, 2022 were US$4 million, primarily due to U.S. dollar denominated debt held by SCL. The Group is subject to foreign exchange rate risk arising from future commercial transactions and recognizes assets and liabilities denominated in a currency other than MOP, which is the functional currency of the major operating companies within the Group. For companies with MOP as their functional currency, as of December 31, 2022, a hypothetical 1% weakening of the US$/MOP exchange rate would cause a foreign currency transaction loss of approximately US$57 million, net of the impact from the foreign currency swap agreements entered into in 2021, mainly as a result of the translation of US$ denominated debt held by SCL. The HK$ is pegged to the US$ within a narrow range and the MOP is pegged to the HK$, therefore the Group does not expect fluctuations in the values of these currencies to have a material impact on the operations. See Note 28 (a)(i) to our audited consolidated financial statements included elsewhere in this report.
ITEM 12. — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. DEBT SECURITIES
Not applicable.
B. WARRANTS AND RIGHTS
Not applicable.
C. OTHER SECURITIES
Not applicable.
D. AMERICAN DEPOSITARY SHARES
Not applicable.

PART II
ITEM 13. — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15. — CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Disclosure controls and procedures are designed to ensure information required to be disclosed in the reports the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and such information is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate, to allow for timely decisions regarding required disclosure. The Company’s Chief Executive Officer and its Chief Financial Officer have evaluated the disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) of the Company as of December 31, 2022, and have concluded they are effective at the reasonable assurance level.
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
Attestation Report of the Registered Public Accounting Firm
Not applicable.
Changes in Internal Control over Financial Reporting
There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2022 covered by this annual report on Form 20-F that had a material effect, or was reasonably likely to have a material effect, on the Company’s internal control over financial reporting.
ITEM 16. — [RESERVED]
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

ITEM 16C. — PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth fees paid or payable to Deloitte Touche Tohmatsu, our independent registered public accounting firm in 2022 and 2021, for audit and non-audit services as well as the percentage of these services approved by our Audit Committee:

	2022	2021	% of Services Approved by Audit Committee
Audit fees	1,956,000	2,050,000	100%
Audit-related fees	471,000	335,000	100%
Tax fees	139,000	92,000	100%
All other fees	15,000	14,000	100%
The category of “Audit fees” includes fees for our annual audit and interim reviews and required statutory audits of certain of our subsidiaries.
The category of “Audit-related fees” includes fees for the audit and review of financial statements and financial information for the 2021 Senior Notes issuance, the related SEC filings, agreed-upon procedures and additional work in relation to the VML subconcession. Auditor’s remuneration of US$128,000 and US$335,000 were capitalized during the years ended December 31, 2022 and 2021, related to the issuance of the Senior Notes.
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
ITEM 16F. — CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. — CORPORATE GOVERNANCE
Not applicable.

ITEM 16H. — MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I. — DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
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

2.4
Indenture, dated September 23, 2021, between Sands China Ltd. and U.S. Bank National Association, as trustee (incorporated herein by reference from Exhibit 4.1 to the Company’s Form F-4 filed on January 25, 2022 (File No. 333-[·])).

2.5	Form of 5.125% Senior Notes Due 2025 (incorporated herein by reference from Exhibit 4.5 to the Company’s Form F-4 filed on December 4, 2018 (File No. 333-228667)).
2.6	Form of 5.400% Senior Notes Due 2028 (incorporated herein by reference from Exhibit 4.6 to the Company’s Form F-4 filed on December 4, 2018 (File No. 333-228667)).
2.7	Form of 3.800% Senior Notes Due 2026 (incorporated herein by reference from Exhibit 4.8 to the Company’s Form F-4 filed on October 16, 2020 (File No. 333-249510)).
2.8	Form of 4.375% Senior Notes Due 2030 (incorporated herein by reference from Exhibit 4.9 to the Company’s Form F-4 filed on October 16, 2020 (File No. 333-249510)).
2.9	Form of 2.300% Senior Notes Due 2027 (incorporated herein by reference from Exhibit 4.10 to the Company’s Form F-4 filed on January 25, 2022 (File No. 333-262328)).
2.10	Form of 2.850% Senior Notes Due 2029 (incorporated herein by reference from Exhibit 4.11 to the Company’s Form F-4 filed on January 25, 2022 (File No. 333-262328)).
2.11	Form of 3.250% Senior Notes Due 2031 (incorporated herein by reference from Exhibit 4.12 to the Company’s Form F-4 filed on January 25, 2022 (File No. 333-262328)).
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

4.4
Waiver Extension and Amendment Letter dated July 7, 2021, to Facility Agreement dated November 20, 2018, among Sands China Ltd. and Bank of China Limited, Macau Branch, as agent, the arrangers listed therein and the original lenders listed therein (incorporated herein by reference from Exhibit 10.4 to the Company’s Form F-4 filed on January 25, 2022 (File No. 333-262328)).

4.5*	Subordinated Term Loan Agreement, dated as of July 11, 2022, by and between Sands China Ltd., as the borrower, and Las Vegas Sands Corp., as the lender.

Exhibit Number	Description of Document
4.6
Land Concession Agreement, dated December 10, 2003, relating to the Sands Macao between the Macao Special Administrative Region and Venetian Macau Limited (incorporated herein by reference from Exhibit 10.5 to the Company’s Form F-4 filed on December 4, 2018 (File No. 333-228667)).

4.7
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

4.14	Equity Award Plan adopted on May 24, 2019 (incorporated herein by reference from Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed on March 25, 2021 (File No. 333-249510)).
4.15*
Waiver Extension and Amendment Request Letter dated November 30, 2022, to Facility Agreement dated November 20, 2018, among Sands China Ltd. and Bank of China Limited, Macau Branch, as agent, the arrangers listed therein and the original lenders listed therein.

4.16*
Concession Contract for the Operation of Casino Games of Chance in the Macao Special Administrative Region, dated as of December 16, 2022, by and between the Macao Special Administrative Region and Venetian Macau Limited.

4.17*+	Deed of Reversion (The Londoner Macao), dated as of December 30, 2022, by and among Venetian Macau Limited, Venetian Orient Limited and the Macao Special Administrative Region.
4.18*	Handover Deed, dated as of December 30, 2022, by and between Venetian Macau Limited and the Macao Special Administrative Region.
8.1*	Significant Subsidiaries of Sands China Ltd.
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23.1*	Consent of Haiwen & Partners
101*	The following financial information from the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in Extensible Business Reporting Language (“XBRL”): (i) Consolidated Income Statements for the years ended December 31, 2020, 2021 and 2022, (ii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2020, 2021 and 2022, (iii) Consolidated Balance Sheets as at December 31, 2021 and 2022, (iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2020, 2021 and 2022, (v) Consolidated Statements of Cash flows for the years ended December 31, 2020, 2021 and 2022, and (vi) Notes to the Consolidated Financial Statements.
____________________
*    Filed herewith.
**    Furnished herewith.

+    The following Deeds of Reversion are substantially identical in all material respects, except as to the subject property, to the Deed of Reversion that is filed as Exhibit 4.17 hereto and are being omitted in reliance on Exchange Act Rule 12-b-31:
Deed of Reversion (The Venetian Macao), dated as of December 30, 2022, by and among Venetian Macau Limited, Venetian Cotai Limited and the Macao Special Administrative Region.
Deed of Reversion (The Parisian Macao), dated as of December 30, 2022, by and among Venetian Macau Limited, Venetian Cotai Limited and the Macao Special Administrative Region.
Deed of Reversion (The Plaza Macao), dated as of December 30, 2022, by and among Venetian Macau Limited, Venetian Cotai Limited, Cotai Strip Lot 2 Apart Hotel (Macau) Limited and the Macao Special Administrative Region.
Deed of Reversion (Sands Macao), dated as of December 30, 2022, by and among Venetian Macau Limited and the Macao Special Administrative Region.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sands China Ltd.

Date:	March 30, 2023	By:	/s/ Sun MinQi (Dave)
		Name:	Sun MinQi (Dave)
		Title:	Senior Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Sands China Ltd.:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Sands China Ltd. and its subsidiaries (the "Company") as at December 31, 2022 and 2021, the related consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated statements of cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.
Provision of Expected Credit Losses for Casino Receivables — Refer to 16(a) to the consolidated financial statements
Critical Audit Matter Description
As disclosed in note 16(a) to the consolidated financial statements, the Group had net amount of casino receivables before provision for expected credit losses of approximately US$142 million as at December 31, 2022 and out of which an aggregate gross carrying amount of approximately US$139 million were past due. The Group maintained a provision for credit losses based on the amount of expected credit losses on casino receivables and regularly evaluated the balances.
As further disclosed in note 16(a) to the consolidated financial statements, the Group specifically analyzed the collectability of each casino receivables account with a significant balance, based upon the aging of the account, the customer's financial condition, collection history and any other known information. The Group also monitored regional and global economic conditions and forecasts in its evaluation of the adequacy of the recorded provisions. For the remaining debtors which consist of a large number of small customers with common risk characteristics, the Group applied expected loss rates to past due account balances, and the expected loss rates were estimated based on the historical observed default rates over the expected life of the receivable balance and forward-looking information.
Auditing the valuation of the casino receivables involved evaluation of management’s judgment pertaining to the collectability of casino receivables, especially as it relates to the evaluation of the customer's ability to repay amounts owed.
How the Critical Audit Matter Was Addressed in the Audit
We planned and performed the following procedures in connection with forming our overall opinion on the financial statements:

•Obtaining an understanding and testing the operating effectiveness of controls over granting of casino credit, collection processes and management’s review controls over the assessment of the collectability of casino receivables and appropriateness of the estimated allowance, including the information used by management in those controls; and
•Developing expectations of current year loss allowance based on repayment history of debtors and forward looking information and examining their subsequent settlement, on a sample basis to assess the reasonableness of the amount of expected credit losses made for casino receivables by the Group.
/s/ Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
March 17, 2023
We have served as the Company’s auditor since 2013.

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
		2022	2021	2020
	Notes	US$ in millions, except per share data
Net revenues	4	$1,605	$2,874	$1,687
Gaming tax		(515)	(1,017)	(625)
Employee benefit expenses	5	(1,032)	(1,049)	(1,050)
Depreciation and amortization	4	(750)	(733)	(684)
Inventories consumed		(26)	(34)	(23)
Other expenses, gains and losses	6	(445)	(578)	(544)
Operating loss		(1,163)	(537)	(1,239)
Interest income		19	2	11
Finance costs, net of amounts capitalized	7	(444)	(373)	(279)
Loss on early retirement of debt	22	—	(137)	—
Loss before income tax		(1,588)	(1,045)	(1,507)
Income tax benefit/(expense)	8	6	(3)	(16)
Loss for the year attributable to equity holders of the Company		$(1,582)	$(1,048)	$(1,523)
Loss per share for loss attributable to equity holders of the Company
- Basic	9	(US19.55 cents)	(US12.95 cents)	(US18.82 cents)
- Diluted	9	(US19.55 cents)	(US12.95 cents)	(US18.82 cents)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2022	2021	2020
	US$ in millions
Loss for the year attributable to equity holders of the Company	$(1,582)	$(1,048)	$(1,523)
Other comprehensive (expense)/income
Item that will be reclassified subsequently to profit or loss:
Cash flow hedge fair value adjustment	(2)	(4)	—
Item that will not be reclassified subsequently to profit or loss:
Currency translation differences	(9)	(6)	16
Total comprehensive expense for the year attributable to equity holders of the Company	$(1,593)	$(1,058)	$(1,507)

CONSOLIDATED BALANCE SHEETS

		December 31,
		2022	2021
	Notes	US$ in millions
ASSETS
Non-current assets
Investment properties, net	11	$598	$637
Property and equipment, net	12	7,904	8,477
Intangible assets, net	14	31	38
Other assets, net		13	26
Other receivables and prepayments, net	16	24	24
Restricted bank deposit	17	125	—
Total non-current assets		8,695	9,202
Current assets
Inventories		19	15
Other asset		1	—
Trade and other receivables and prepayments, net	16	145	183
Restricted cash and cash equivalents	17	912	16
Cash and cash equivalents	18	790	678
Total current assets		1,867	892
Total assets		$10,562	$10,094

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	19	$81	$81
Reserves	20	(781)	807
Total (deficit)/equity		(700)	888

LIABILITIES
Non-current liabilities
Trade and other payables	21	128	112
Borrowings	22	8,218	7,946
Deferred income tax liabilities	15	45	54
Total non-current liabilities		8,391	8,112
Current liabilities
Trade and other payables	21	908	1,071
Current income tax liabilities		—	5
Borrowings	22	1,963	18
Total current liabilities		2,871	1,094
Total liabilities		11,262	9,206

Total equity and liabilities		$10,562	$10,094

Net current liabilities		$(1,004)	$(202)

Total assets less current liabilities		$7,691	$9,000

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Capital reserve	Share premium	Statutory reserve	Share-based compensation reserve	Currency translation reserve	Hedge reserve	Retained earnings/(accumulated losses)	Total
		(Note 20(a))		(Note 20(b))
	US$ in millions
Balance at January 1, 2020	$81	$87	$1,491	$6	$97	$(12)	$—	$2,696	$4,446
Loss for the year	—	—	—	—	—	—	—	(1,523)	(1,523)
Other comprehensive income for the year	—	—	—	—	—	16	—	—	16
Total comprehensive income/(expense)	—	—	—	—	—	16	—	(1,523)	(1,507)
Exercise of share options	—	—	6	—	—	—	—	—	6
Transfer to share premium upon exercise of share options	—	—	1	—	(1)	—	—	—	—
Forfeiture of share options	—	—	—	—	(8)	—	—	8	—
Share-based compensation of the Company	—	—	—	—	9	—	—	—	9
Dividends to equity holders of the Company (Note 10)	—	—	—	—	—	—	—	(1,025)	(1,025)
Balance at December 31, 2020	81	87	1,498	6	97	4	—	156	1,929
Loss for the year	—	—	—	—	—	—	—	(1,048)	(1,048)
Fair value adjustment on cash flow hedge	—	—	—	—	—	—	(4)	—	(4)
Other comprehensive expense for the year	—	—	—	—	—	(6)	—	—	(6)
Total comprehensive expense	—	—	—	—	—	(6)	(4)	(1,048)	(1,058)
Exercise of share options	—	—	12	—	—	—	—	—	12
Transfer to share premium upon exercise of share options	—	—	5	—	(5)	—	—	—	—
Forfeiture of share options	—	—	—	—	(2)	—	—	2	—
Share-based compensation of the Company	—	—	—	—	4	—	—	—	4
Share-based compensation charged by LVS	—	—	—	—	1	—	—	—	1
Balance at December 31, 2021	81	87	1,515	6	95	(2)	(4)	(890)	888
Loss for the year	—	—	—	—	—	—	—	(1,582)	(1,582)
Fair value adjustment on cash flow hedge	—	—	—	—	—	—	(2)	—	(2)
Other comprehensive expense for the year	—	—	—	—	—	(9)	—	—	(9)
Total comprehensive expense	—	—	—	—	—	(9)	(2)	(1,582)	(1,593)
Forfeiture of share options	—	—	—	—	(3)	—	—	3	—
Share-based compensation of the Company	—	—	—	—	3	—	—	—	3
Share-based compensation charged by LVS	—	—	—	—	2	—	—	—	2
Balance at December 31, 2022	$81	$87	$1,515	$6	$97	$(11)	$(6)	$(2,469)	$(700)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2022	2021	2020
	Notes	US$ in millions
Cash flows (used in)/generated from operating activities
Cash (used in)/generated from operations	24	$(466)	$93	$(811)
Income tax paid		(7)	(5)	(5)
Net cash (used in)/generated from operating activities		(473)	88	(816)
Cash flows used in investing activities
Placement of restricted bank deposit		(125)	—	—
Withdrawal from restricted cash and cash equivalents		16	—	—
Purchases of property and equipment		(203)	(564)	(1,019)
Additions to investment properties		(18)	(60)	(8)
Purchases of intangible assets		(20)	(16)	(11)
Proceeds from disposal of property and equipment, investment properties and intangible assets		9	3	1
Interest received		16	3	13
Net cash used in investing activities		(325)	(634)	(1,024)
Cash flows from financing activities
Proceeds from exercise of share options		—	12	6
Proceeds from bank loans	22	1,200	756	403
Proceeds from LVS Term Loan	22	1,000	—	—
Proceeds from Senior Notes	22	—	1,946	1,496
Repayment of 2023 Notes	22	—	(1,800)	—
Repayments of bank loans	22	—	—	(404)
Dividends paid	22	—	—	(1,030)
Repayments of other long-term borrowings	22	(1)	—	—
Repayments of lease liabilities	22	(9)	(12)	(11)
Payments of financing costs	22	(2)	(27)	(20)
Make-whole premium on early retirement of debt	22	—	(131)	—
Interest paid	22	(367)	(378)	(209)
Net cash from financing activities		1,821	366	231
Net increase/(decrease) in cash and cash equivalents		1,023	(180)	(1,609)
Cash and cash equivalents at beginning of year		678	861	2,471
Effect of exchange rate on cash and cash equivalents		1	(3)	(1)
Cash and cash equivalents at end of year		$1,702	$678	$861
Cash and cash equivalents of US$1.70 billion as at December 31, 2022 includes restricted cash and cash equivalents of US$912 million that became unrestricted in early January 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    GENERAL INFORMATION
Principal activities
The Group is principally engaged in the operation of casino games of chance and the development and operation of destination properties and other ancillary services in Macao. The Group’s immediate holding company is Venetian Venture Development Intermediate II. Las Vegas Sands Corp. (“LVS”), a company incorporated in Nevada, U.S.A., indirectly holds 69.91% ownership interest in the Group as at December 31, 2022, and is the Group’s ultimate holding company.
The Company was incorporated in the Cayman Islands on July 15, 2009 as an exempted company with limited liability under the Companies Act (as amended) of the Cayman Islands. The address of the Company’s registered office in the Cayman Islands is Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands. The Company’s principal place of business in Hong Kong is 5/F, Manulife Place, 348 Kwun Tong Road, Kowloon, Hong Kong.
The Group owns and operates The Venetian Macao, The Londoner Macao, The Parisian Macao, The Plaza Macao, and Sands Macao. The Group’s properties collectively feature some of the world’s largest casinos, luxury suites and hotel rooms, different restaurants and food outlets, spas and theaters for live performances and multiple levels of shopping experiences, as well as other integrated resort amenities.
During 2022, the Group achieved milestones in advancing several strategic objectives. The Group was awarded a new 10-year gaming concession for the operation of casino games of chance in Macao. The Group completed the Londoner Arena and the expansion of Shoppes at Londoner during the first half of 2022, which marks the completion of the conversion of Sands Cotai Central into The Londoner Macao.
The Company’s shares were listed on the Main Board of the Stock Exchange on November 30, 2009.
The consolidated financial statements are presented in millions of United States dollars (“US$ in millions”), unless otherwise stated.
The consolidated financial statements were approved for issue by the Board of Directors on March 17, 2023.
COVID-19 Pandemic Update
While visitation to Macao remains substantially below pre-COVID-19 Pandemic levels, the Macao government’s policy regarding the management of COVID-19 and general travel restrictions has adjusted in line with changes in policy in mainland China in late December 2022 and early January 2023. Currently, visitors from mainland China, Hong Kong and Taiwan may enter Macao, subject to them holding the appropriate travel documents, without having to present any proof of COVID-19 testing. Arrivals from foreign countries must provide proof of a negative COVID-19 nucleic acid test or antigen test completed within 48 hours prior to arrival. The Group’s operations will continue to be impacted and subject to changes in the government policies of Macao, mainland China, Hong Kong and other jurisdictions in Asia addressing travel and public health measures associated with COVID-19.
Throughout the year ended December 31, 2022, various outbreaks occurred in the region, particularly in Hong Kong in late January and early February, the Guangdong province in March, Macao in mid-June and Zhuhai in early October, all of which resulted in various travel, border and/or operational restrictions. Specifically, on July 9, 2022, the Macao government ordered casinos and all non-essential businesses to close from July 11, 2022 to July 18, 2022 in an attempt to control the outbreak in Macao, which was extended through July 22, 2022. On July 20, 2022, the Macao government announced a consolidation period, which started on July 23, 2022 and ended on July 30, 2022, whereby certain business activities were allowed to resume limited operations; however, casino operations resumed, but with a maximum capacity of 50% of casino staff working at any point. Throughout August, these preventative measures were gradually reduced, as well as various restrictions on movement between Macao and Zhuhai were progressively lifted by both the Macao and mainland China governments.
Various travel restrictions, such as border closures, mandatory quarantines and proof of negative COVID-19 testing on arrival in Macao, among others, were in effect at various times during the year ended December 31, 2022, resulting in fluctuations in guest travel and visitation.
The Hong Kong/Macao Express bus service and the ferry services between the Taipa Ferry Terminal and Hong Kong International Airport recommenced on December 24, 2022 and December 30, 2022, respectively. The Group’s ferry operations between Macao and Hong Kong were suspended throughout 2022 and resumed operation on a limited basis on January 8, 2023.
The Group’s gaming operations remained open during most of the year ended December 31, 2022. While guest visitation has begun to recover with the gradual relaxation of travel and quarantine restrictions, the timing and manner in which the Group’s casinos, restaurants and shopping malls will operate at full capacity will progressively be assessed against business volumes.
As with prior periods, in support of the Macao government’s initiatives to fight the COVID-19 Pandemic, at various times throughout the year ended December 31, 2022, the Group provided both towers of the Sheraton Grand Macao hotel and also The Parisian Macao hotel to the Macao government to house individuals for quarantine and medical observation purposes.
The Group’s operations have been significantly impacted by the reduced visitation to Macao. The Macao government announced total visitation from mainland China to Macao decreased approximately 27.5% and 81.7%, during the year ended December 31, 2022, as compared to the same period in 2021 and 2019 (pre-pandemic), respectively. The Macao government also announced gross gaming revenue decreased approximately 51.4% and 85.6%, during the year ended December 31, 2022, as compared to the same period in 2021 and 2019, respectively.
At the Group’s properties, all social distancing requirements, including those requiring reduced seating at table games and a decreased number of active slot machines on the casino floor compared to pre-COVID-19 levels have ceased in early January 2023.

The disruptions arising from the COVID-19 Pandemic continued to have a significant adverse impact on the Group’s financial condition and operations during the year ended December 31, 2022. The duration and intensity of this global health situation and related disruptions are uncertain and given the dynamic nature of these circumstances, the potential future impact on the Company’s consolidated results of operations, cash flows and financial condition is uncertain.
While the Group’s properties were open with some operating at reduced levels due to lower visitation and required safety measures in place during the year ended December 31, 2022, the current economic and regulatory environment on a global basis and in Macao continues to evolve. The Group cannot predict the manner in which governments will react as the global and regional impact of the COVID-19 Pandemic changes over time, which could significantly alter the Group’s current operations.
The Group has adequate liquidity to fund its operations and meet its contractual obligations, including its obligations under the Concession Contract, for at least twelve months after the end of the reporting period. The Group had US$790 million cash and cash equivalents (excluding restricted cash and cash equivalents) and US$541 million in available borrowing capacity under the 2018 SCL Revolving Facility as at December 31, 2022, and formerly restricted cash and cash equivalent totaling US$912 million became available to the Group in January 2023. In addition, COVID-19-related travel restrictions were lifted in January 2023, and the number of tourists visiting Macao has increased significantly, with Macao's gross gaming revenue for the two months ended February 28, 2023 recovering to 43.5% of 2019 levels.
The maturity day of the 2018 SCL Revolving Facility is currently July 31, 2023. The Company intends to extend it beyond that date and we are optimistic that this extension will be granted. However, there is no assurance that it will be approved, which could have an adverse effect on our liquidity.
Macao Concession
Until December 31, 2022, the Macao government administered gaming through concession contracts awarded to three different Concessionaires and three Subconcessionaires, including VML. On June 23, 2022, the Macao government approved and authorized an extension between VML and Galaxy, thereby extending the Subconcession from June 26, 2022 to December 31, 2022. VML paid the Macao government 47 million patacas (approximately US$6 million at exchange rates in effect at the time of the transaction) and provided a bank guarantee to the Macao government on September 20, 2022, in the amount of 2.31 billion patacas (approximately US$289 million at exchange rates as defined in the bank guarantee contract) to secure the fulfillment of VML's payment obligations towards its employees if VML were unsuccessful in tendering for a new concession contract after its Subconcession expired.
On November 26, 2022, the Macao government provisionally awarded six concessions to six of the bidders, including VML, subject to satisfaction of certain conditions, including the provision of a bank guarantee of 1.0 billion patacas (approximately US$125 million) to secure the fulfillment of VML's legal, contractual and other obligations, including labor obligations. By December 9, 2022, VML had complied with all of these conditions.
On December 16, 2022, the Macao government granted VML, SCL's wholly owned subsidiary, one of six concessions to operate casinos in Macao. VML entered into a ten-year concession agreement with the Macao government, beginning on January 1, 2023. On December 19, 2022, VML requested the release of all the bank guarantees provided to the Macao government under its Subconcession, and in January 2023 such bank guarantees were released, including the 2.31 billion patacas bank guarantee.
On December 30, 2022, in accordance with the requirements of the Gaming Law and their obligations under the Undertakings, the Company's subsidiaries VML, VCL, VOL and CSL2, entered into deeds of reversion, pursuant to which they confirmed and agreed to revert to the Macao government the Gaming Assets without compensation and free of any liens or charges upon the expiry of the term of the Subconcession extension period. A total area of approximately 136,000 square meters of casinos, gaming areas and gaming support areas located in the Group’s properties (representing approximately 4.7% of the total property area) and gaming equipment (collectively referred to as the “Gaming Assets”) with a total net book value of US$753 million, reverted to, and are now owned by the Macao government on December 31, 2022. VML will continue to recognize these Gaming Assets as property and equipment and depreciate over their remaining estimated useful lives as VML will continue to operate the Gaming Assets in the same manner as under the previous Subconcession, obtain substantially all of the economic benefits and bear all of the risks arising from the use of these assets, as well as assuming it will be successful in the awarding of a new concession upon expiry of the Concession.
On the same day, VML entered into a handover record the Handover Record which granted VML the right to operate the Gaming Assets for the duration of the Concession in exchange for annual payments of 750 patacas per square meter for the first three years and 2,500 patacas per square meter for the following seven years (approximately US$93 and US$311, respectively). In years two and three, the annual payment of 750 patacas per square meter will be adjusted based on Macao's average price index for the previous year. In years five through ten, the annual payment of 2,500 patacas per square meter will be adjusted based on Macao's average price index for the prior year.
VML Capital Change
Following the June 23, 2022 amendment to Law No. 16/2001, Macao’s Gaming Law now requires, among other things, that gaming concessionaires have a minimum share capital of 5.0 billion patacas and a managing director who is a Macao permanent resident and who must hold at least 15% of the concessionaire’s share capital. As such, on December 7, 2022, VML completed a change in its share capital structure that increased VML’s registered share capital from 200 million patacas to 5.0 billion patacas and increased Mr. Sun MinQi’s (Dave), our Senior Vice President and Chief Financial Officer, shareholding in VML from 10% to 15%.

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
The consolidated financial statements have been prepared on the historical cost basis except for financial liabilities for cash-settled share-based awards and derivative financial instruments that are measured at fair value.
(b)    Changes in accounting policies and disclosures
During the years ended December 31, 2020, 2021 and 2022, there have been a number of new amendments to standards in IFRSs that are effective, which the Group has adopted at their respective effective dates. The adoption of these new amendments to standards had no material impact on the results of operations and financial position of the Group.
The Group has not early adopted the new or amendments to standards that have been issued, but are not effective for the year ended December 31, 2022. The Group has commenced the assessment of the impact of the new or amendments to standards to the Group, but is not yet in a position to state whether their adoption would have a significant impact on the results of operations and financial position of the Group.
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
All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation.
The particulars of the Group’s principal subsidiaries as at December 31, 2022, 2021 and 2020 are set out in Note 30.
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
•Income and expenses are translated at average exchange rates during the year; and
•Translation adjustments arising from this process are recognized in other comprehensive income/(expense) (currency translation differences) and will not be reclassified subsequently to profit or loss.
Gains or losses from foreign currency remeasurements that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in “Other expenses, gains and losses”.
(e)    Investment properties
Investment properties, principally comprising buildings and building improvements relating to mall operations, are held for long-term rental yields or capital appreciation or both, and are not occupied by the Group. Investment properties currently being constructed or developed are classified as investment properties and stated at cost, less accumulated impairment losses, if any. Investment properties are initially measured at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses, if any. Investment properties are depreciated on a straight-line basis, at rates sufficient to write off their costs over their estimated useful lives of 3 to 50 years. The residual values and useful lives of investment properties are reviewed, and adjusted as appropriate at each balance sheet date. The effects of any revision are included in the consolidated income statement when the changes arise.
(f)    Property and equipment
Property and equipment, except construction-in-progress, are stated at historical cost less accumulated depreciation and amortization and accumulated impairment losses, if any. Leasehold interests in land are classified as leases and commence amortization from the time when the land interest becomes available for its intended use. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets which do not exceed the lease term for leasehold improvements, as follows:

Leasehold interests in land classified as leases			50 years
Leasehold improvements	Shorter of lease term or 3 years
Land improvements, buildings and building improvements	10	–	50 years
Leased buildings and equipment	Lease term
Ferries			20 years
Furniture, fittings and equipment	3	–	20 years
Vehicles	5	–	6 years
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
Maintenance and repairs that neither materially add to the value of the asset nor appreciably prolong its life are charged to expense as incurred. Gains or losses on disposition of property and equipment are included in the consolidated income statement.
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
The residual values and useful lives of the assets are reviewed, and adjusted as appropriate at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.
For assets to be disposed of, the Group recognizes the asset to be sold at the lower of carrying value or fair value less costs of disposal. Fair value for assets to be disposed of is estimated based on comparable asset sales, solicited offers or a discounted cash flow model.
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
(h)    Impairment of non-financial assets
Fixed assets are reviewed for impairment whenever indicators of impairment exist. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash generating units or “CGU”).
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
The Group’s financial assets primarily consist of cash and cash equivalents, restricted cash and cash equivalents, trade and other receivables and derivative financial instruments.
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
Where ECL is measured on a collective basis or for cases where evidence at the individual instrument level may not yet be available, the financial instruments are grouped based on shared credit risk characteristics and days past due.
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
(j)    Cash and cash equivalents, restricted cash and cash equivalents and bank deposits
Cash and cash equivalents include cash and short-term deposits with original maturities of three months or less. Such investments are carried at cost, which is a reasonable estimate of their fair value. Cash equivalents are placed with high credit quality financial institutions. Cash and cash equivalents are considered restricted when withdrawal or general use is legally restricted. The Group determines current or non-current classification based on the expected duration of the restriction. The Group’s restricted cash and cash equivalents includes amounts held in a separate cash deposit account as collateral for bank guarantees and other contractually reserved amounts.
(k)    Share capital
Ordinary shares are classified as equity.
Incremental costs directly attributable to the issuance of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.
(l)    Financial liabilities
The Group’s financial liabilities consist of primarily borrowings and trade and other payables, are initially measured at fair value and subsequently measured at amortized cost, using the effective interest method. The Group’s financial liabilities also may include derivative financial instruments (if any) which are measured at fair value.
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
Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent it is probable some or all of the facilities will be drawn. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence it is probable some or all of the facilities will be drawn, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

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
Gaming tax
According to the gaming subconcession granted by the Macao government and the relevant legislation, the Group is required to pay 35% gaming tax on gross gaming revenue, which represents net wins from casino operations. The Group is also required to pay an additional 4% of gross gaming revenue as public development and social related contributions. Effective January 1, 2023, this special levy was increased to 5% pursuant to the Concession and Gaming Law, which may be reduced or exempted by the Chief Executive when the concessionaire has successfully expanded to foreign tourist source markets in accordance with the Gaming Law.

On a monthly basis, the Group also makes certain variable and fixed payments to the Macao government based on the number of slot machines and table games in its possession. These expenses are reported as “Gaming tax” in the consolidated income statement.
(p)    Employee benefits
(i)    Pension obligations
The Group operates the Private Provident Fund Scheme and Non-Mandatory Central Provident Fund Scheme (collectively, the “Schemes”) through its subsidiaries in Macao. The Schemes are managed by fund management entities and are defined contribution plans. The Group has no further payment obligations once the contributions have been paid to the Schemes managed by fund management entities. The contributions are recognized as employee benefit expenses when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to the contributions being fully vested. Prepaid contributions are recognized as an asset to the extent a cash refund or a reduction in the future payments is available.
(ii)    Share-based compensation
Equity-settled share-based payment transactions
Share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized over the employee's requisite service period (generally the vesting period of the equity grant). When the options of the 2009 Equity Award Plan and 2019 Equity Award Plan are exercised, the Company issues new shares. The cash subscribed for the shares issued when the options are exercised is credited to share capital (nominal value) and share premium, net of any directly attributable transaction costs. At the time when the options are exercised, the amount previously recognized in share-based compensation reserve will be transferred to share premium. When the options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized in share-based compensation reserve will be transferred to retained earnings/(accumulated losses).
The Group recognizes the impact of revisions to the original estimates, if any, in the consolidated income statement, with a corresponding adjustment to equity.
Share-based compensation expense arising from the granting of share options and restricted share units by LVS to the employees of the Group, to the extent of services rendered to the Group, is deemed to have been allocated to the Group as an expense with the corresponding increase in the share-based compensation reserves under equity in the relevant companies comprising the Group.
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
(iii)    Annual leave and other paid leave
Employee entitlement to annual leave is recognized when it accrues to employees. A provision is made for the estimated liability for annual leave available and not utilized as a result of services rendered by employees during the year. Employee entitlement to maternity leave is not recognized until the time of leave. Unused sick leave is accrued on a monthly basis.
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
(r)    Revenue recognition
Revenue from contracts with customers primarily consists of casino wagers, room sales, food and beverage transactions, rental income from the Company’s mall tenants, convention sales and entertainment and ferry ticket sales. These contracts can be written, oral or implied by customary business practices.
Gross casino revenue is the aggregate of gaming wins and losses. The commissions rebated to gaming promoters and premium players for rolling play, cash discounts and other cash incentives to patrons related to gaming play are recorded as a reduction to gross casino revenue. Gaming contracts include a performance obligation to honor the patron’s wager and typically include a performance obligation to provide a product or service to the patron on a complimentary basis to incentivize gaming or in exchange for points earned under the Group’s loyalty programs.
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
The Group’s accounting policy for recognition of revenue from mall tenant operating leases is described in the accounting policy for leases/right-of-use below.
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
In the consolidated balance sheet, the Group presents right-of-use assets that do not meet the definition of “investment property” in “property and equipment” and lease liabilities are presented within “borrowings”. Right-of-use assets that meet the definition of “investment property” are presented within “investment properties”. Right-of-use assets are included within the same category under “property and equipment”, which the corresponding underlying assets would be presented if they were owned.
In the consolidated statement of cash flows, lease payments and any associated interest paid are presented under cash flows from financing activities except for leases with an expected term of 12 months or less and leases of low-value assets which are presented under cash flows from operating activities.
As the lessor/grantor for leases/right-of-use
The Group leases space at several of its integrated resorts to various third parties as part of its mall operations, as well as retail and office space.
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
When assets are leased/granted out under an agreement for the right-of-use, the asset is included in the consolidated balance sheet based on the nature of the asset. Lease rental/income from right-of-use (net of any incentives given to tenants or to retailers) is recognized over the terms of the lease/right-of-use on a straight-line basis. As such, deferred rent is recognized as a result of a timing difference of revenue recognition over the lease term compared to the billing amount. Turnover fees arising under operating leases/right-of-use are recognized as income in the period in which they are earned.
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
(u)    Provisions
Provisions are recognized when (i) the Group has a present legal or constructive obligation as a result of past events; it is probable an outflow of resources will be required to settle the obligation; and (ii) the amount has been reliably estimated. Provisions are not recognized for future operating losses.
Provisions are measured at the present value of management's best estimate of the expenditure to be required to settle the present obligation at the reporting date. The pre-tax discount rate used to determine the present value reflects current market assessments of the value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.
(v) Fair Value Measurements
Under IFRS 13 Fair value measurement (“IFRS 13”), fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. IFRS 13 also establishes a valuation hierarchy for inputs in measuring fair value that maximizes the use of observable inputs (inputs market participants would use based on market data obtained from sources independent of the Group) and minimizes the use of unobservable inputs (inputs that reflect the Group’s assumptions based upon the best information available in the circumstances) by requiring the most observable inputs be used when available. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the assets or liabilities, either directly or indirectly. Level 3 inputs are unobservable inputs for the assets or liabilities. Categorization within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
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
(a)    Provision of expected credit loss for trade receivables
The Group applies the IFRS 9 simplified approach to measure expected credit losses, using a lifetime expected loss allowance for all trade and other receivables. The Group determines the allowance based on specific customer information, historical write-off experience, current industry and economic data, which includes the impact of the COVID-19 Pandemic, and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions. A provision of expected credit loss for trade receivables is recorded when the Group believes it is probable the recoverable amount of the receivables will be less than their carrying amounts. Account balances are written off against the allowance when the Group considers the receivables to be uncollectible.
During the years ended December 31, 2020 and 2021, there had been a delay in payments on casino receivables due to the inability of patrons to travel to the Group’s properties or to accomplish financial transactions due to the travel restrictions caused by the COVID-19 Pandemic. The collection of casino receivables was also impacted by liquidity issues faced by certain patrons also stemming from the COVID-19 Pandemic. The Group increased the provision for expected credit losses accordingly to account for the expected credit losses due to the COVID-19 Pandemic. The Group continues to closely monitor any delays in payments due to the COVID-19 Pandemic and will increase the provision accordingly depending on the facts and circumstances.

Management believes there are no concentrations of credit risk for which an allowance has not been established during the years ended December 31, 2020, 2021 and 2022. Although management believes the allowance is adequate, it is possible the estimated amount of cash collections with respect to trade receivables could change.
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
(c)    Impairment of non-financial assets
The Group follows the guidance of IAS 36 Impairment of Assets to determine when assets are impaired, which requires significant judgment. In making this judgment, the Group evaluates, among other factors, the duration and extent to which the recoverable amount of assets is less than their carrying balance, including factors such as the industry performance and changes in operational cash flows. When required, the recoverable amount of the CGU would be determined based on value-in-use calculations. These calculations require the use of estimates, including operating results, income and expenses of the business, successful renewal of gaming concession, long-term growth rates, macroeconomic factors, regulatory environments, future returns and discount rate. Changes in the key assumptions on which the recoverable amount of the assets is based could significantly affect the Group’s financial position and results of operations.
During the year ended December 31, 2020, due to the substantial reduction in the cash flows generated from the Group’s operating properties and the ongoing travel restrictions due to the COVID-19 Pandemic, the Group determined a triggering event occurred in 2020 and an impairment assessment was warranted for the CGUs within the Group. Fixed assets in the operating properties of the Group were tested for recoverability as at December 31, 2020, resulting in no impairment as the estimated discounted future cash flows exceeded their carrying values.
During the years ended December 31, 2021 and 2022, the Group’s cash flow generation continued to be impacted by the COVID-19 Pandemic. As such, the Group performed an impairment assessment and no impairment resulted in 2022 and 2021.
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
(e) Classification of Senior Notes and bank borrowings
The Group follows IAS 1 Presentation of Financial Statements to determine the classification of Senior Notes and outstanding balance under the 2018 SCL Credit Facility, which requires significant judgment and an increased extent of effort, as this classification is dependent on whether the Group has the unconditional right to defer settlement of the liabilities for a 12-month period from the balance sheet date.
The Senior Notes and outstanding balance under the 2018 SCL Credit Facility were classified as non-current liabilities on the basis that the Investor Put Option is considered to be a future uncertain event which had not been triggered and the events of default under the 2018 SCL Credit Facility had not been breached as at December 31, 2021.
4.    SEGMENT INFORMATION
Management has determined the operating segments based on the reports reviewed by a group of senior management which is the chief operating decision maker of the Group that makes strategic decisions. The Group considers the business from a property and service perspective.
The Group’s principal operating and developmental activities occur in Macao, which is the sole geographic area in which the Group is domiciled. The Group reviews the results of operations for each of its key operating segments, which are also the reportable segments: The Venetian Macao, The Londoner Macao, The Parisian Macao, The Plaza Macao and Sands Macao. The Group has included ferry and other operations (comprised primarily of the Group’s ferry operations and various other operations that are ancillary to its properties) to reconcile to the consolidated income statement and the consolidated balance sheet.
The Venetian Macao, The Londoner Macao, The Parisian Macao, The Plaza Macao and Sands Macao derive their revenues primarily from casino wagers, room sales, rental income from the Group’s mall tenants, food and beverage transactions, convention sales and entertainment. Ferry and other operations mainly derive their revenues from the sale of transportation services.

Revenue disaggregated by type of revenue and property is as follows:

	Casino	Rooms	Mall(ii),(iii)	Food and beverage	Convention, ferry, retail and other	Total net revenues
	US$ in millions
Year ended December 31, 2022
The Venetian Macao	$438	$55	$155	$17	$17	$682
The Londoner Macao	194	61	47	26	22	350
The Parisian Macao	116	33	25	10	4	188
The Plaza Macao	146	29	127	10	1	313
Sands Macao	53	6	1	4	1	65
Ferry and other operations	—	—	—	—	21	21
Inter-segment revenues(i)	—	—	(1)	—	(13)	(14)
	$947	$184	$354	$67	$53	$1,605
Year ended December 31, 2021
The Venetian Macao	$944	$77	$195	$24	$16	$1,256
The Londoner Macao	396	90	56	30	16	588
The Parisian Macao	244	54	39	17	3	357
The Plaza Macao	298	45	184	17	2	546
Sands Macao	105	10	1	5	1	122
Ferry and other operations	—	—	—	—	20	20
Inter-segment revenues(i)	—	—	(2)	—	(13)	(15)
	$1,987	$276	$473	$93	$45	$2,874
Year ended December 31, 2020
The Venetian Macao	$531	$46	$126	$14	$21	$738
The Londoner Macao	192	42	38	17	8	297
The Parisian Macao	180	33	27	14	5	259
The Plaza Macao	159	17	79	9	1	265
Sands Macao	107	6	1	5	1	120
Ferry and other operations	—	—	—	—	21	21
Inter-segment revenues(i)	—	—	(2)	—	(11)	(13)
	$1,169	$144	$269	$59	$46	$1,687

____________________
(i)    Inter-segment revenues are charged at prevailing market rates.
(ii)    Of this amount, US$296 million and US$58 million for the year ended December 31, 2022, US$410 million and US$63 million for the year ended December 31, 2021, US$199 million and US$70 million for the year ended December 31, 2020 were related to income from right-of-use and management fee and other, respectively. Income from right-of-use is recognized in accordance with IFRS 16 Leases and all other revenues are recognized in accordance with IFRS 15 Revenue from contracts with customers.
(iii)    For the years ended December 31, 2022, 2021 and 2020, rent concessions of US$70 million, US$41 million and US$215 million were provided to tenants as a result of the COVID-19 Pandemic and the impact on mall operations.

The following is a reconciliation of adjusted property EBITDA to loss for the year attributable to equity holders of the Company:

		Year ended December 31,
		2022	2021	2020
	Notes	US$ in millions
Adjusted property EBITDA (Unaudited)(i)
The Venetian Macao		$(25)	$297	$(53)
The Londoner Macao		(189)	(84)	(184)
The Parisian Macao		(103)	(17)	(131)
The Plaza Macao		81	219	33
Sands Macao		(81)	(69)	(76)
Ferry and other operations		(6)	(5)	(17)
Total adjusted property EBITDA		(323)	341	(428)
Share-based compensation, net of amount capitalized(ii)		(35)	(10)	(15)
Corporate expense(iii)	(a)	(55)	(68)	(45)
Pre-opening expense	(b)	1	(11)	(11)
Depreciation and amortization		(750)	(733)	(684)
Net foreign exchange gains/(losses)		4	(38)	17
Fair value (loss)/gain on derivative financial instruments		(1)	1	—
Loss on disposal of property and equipment, investment properties and intangible assets		(4)	(19)	(73)
Operating loss		(1,163)	(537)	(1,239)
Interest income		19	2	11
Finance costs, net of amounts capitalized		(444)	(373)	(279)
Loss on early retirement of debt		—	(137)	—
Loss before income tax		(1,588)	(1,045)	(1,507)
Income tax benefit/(expense)		6	(3)	(16)
Loss for the year attributable to equity holders of the Company		$(1,582)	$(1,048)	$(1,523)

____________________
(i)    Adjusted property EBITDA, which is a non-IFRS financial measure, is profit or loss attributable to equity holders of the Company before share-based compensation, corporate expense, pre-opening expense, depreciation and amortization, net foreign exchange gains or losses, impairment loss on property and equipment, gain or loss on disposal of property and equipment, investment properties and intangible assets, interest, gain or loss on modification or early retirement of debt, fair value gain or loss on derivative financial instruments and income tax benefit or expense. Management utilizes adjusted property EBITDA to compare the operating profitability of its operations with those of its competitors, as well as a basis for determining certain incentive compensation. Integrated resort companies have historically reported adjusted property EBITDA as a supplemental performance measure to IFRS financial measures. In order to view the operations of their properties on a more stand-alone basis, integrated resort companies, including the Group, have historically excluded certain expenses that do not relate to the management of specific properties, such as pre-opening expense and corporate expense, from their adjusted property EBITDA calculations. Adjusted property EBITDA should not be interpreted as an alternative to profit or operating profit (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity), in each case, as determined in accordance with IFRS. The Group has significant uses of cash flow, including capital expenditures, dividend payments, interest payments, debt principal repayments and income taxes, which are not reflected in adjusted property EBITDA. Not all companies calculate adjusted property EBITDA in the same manner. As a result, adjusted property EBITDA as presented by the Group may not be directly comparable to other similarly titled measures presented by other companies.
(ii)    Includes equity-settled share-based payment expense, net of amount capitalized of US$5 million, US$5 million and US$9 million and cash-settled share-based payment expense, net of amount capitalized of US$30 million, US$5 million and US$6 million for the years ended December 31, 2022, 2021, and 2020, respectively.
(iii)    The amount excludes share-based payment expense of US$5 million, US$1 million and US$2 million for the years ended December 31, 2022, 2021, and 2020, respectively.

(a)    Corporate expense

		Year ended December 31,
		2022	2021	2020
	Note		US$ in millions
Royalty fees	26(a)(v)	$22	$42	$22
Management fees		9	4	4
Employee benefit expenses		8	11	10
Other support services		10	4	3
Other expenses		6	7	6
		$55	$68	$45

(b)    Pre-opening expense

	Year ended December 31,
	2022	2021	2020
		US$ in millions
Employee benefit expenses	$—	$5	$4
Advertising and promotions	(1)	2	2
Contract labor and services	—	1	2
Utilities and operating supplies	—	1	2
Other expenses	—	2	1
	$(1)	$11	$11

	Year ended December 31,
	2022	2021	2020
		US$ in millions
Depreciation and amortization
The Venetian Macao	$180	$191	$181
The Londoner Macao	322	273	230
The Parisian Macao	128	145	163
The Plaza Macao	86	84	71
Sands Macao	21	24	27
Ferry and other operations	13	16	12
	$750	$733	$684

	Year ended December 31,
	2022	2021	2020
		US$ in millions
Capital expenditures
The Venetian Macao	$52	$71	$140
The Londoner Macao	173	538	721
The Parisian Macao	3	4	11
The Plaza Macao	9	19	156
Sands Macao	4	7	8
Ferry and other operations	—	1	2
	$241	$640	$1,038

	December 31,
	2022	2021
	US$ in millions
Total assets
The Venetian Macao	$2,127	$2,079
The Londoner Macao	4,512	4,519
The Parisian Macao	1,846	1,981
The Plaza Macao	1,035	1,161
Sands Macao	207	252
Ferry and other operations	835	102
	$10,562	$10,094

Almost all of the non-current assets of the Group are located in Macao.
5.    EMPLOYEE BENEFIT EXPENSES (INCLUDING DIRECTORS’ EMOLUMENTS)

	Year ended December 31,
	2022	2021	2020
		US$ in millions
Wages, salaries, bonus and termination costs	$895	$930	$919
Staff meals	39	45	46
Pension costs - defined contribution plan	35	36	35
Share-based compensation, net of amount capitalized(i)	35	10	15
Other employee benefit expenses	28	28	35
	$1,032	$1,049	$1,050

____________________
(i)    Share-based compensation of US$1 million, less than US$1 million and US$1 million were capitalized during the years ended December 31, 2022, 2021 and 2020, respectively. For further information related to the Company’s equity award plan and LVS’ equity award plan, see Note 27 to the consolidated financial statements.
(a)    Directors’ emoluments
The remuneration of the Company’s Directors is as follows:

	Fees	Salaries and other allowances	Discretionary bonuses(i)	Pension costs	Estimated monetary value of other benefits(ii)	Total
	US$ in thousands
Year ended December 31, 2022
Executive Directors
Robert Glen Goldstein(iii)	$—	$—	$—	$—	$—	$—
Wong Ying Wai	—	3,001	1,501	150	4,577	9,229
Chum Kwan Lock, Grant(iv)	—	3,124	1,801	90	3,871	8,886
Non-Executive Director
Charles Daniel Forman	200	—	—	—	—	200
Independent Non-Executive Directors
Chiang Yun	230	—	—	—	—	230
Victor Patrick Hoog Antink	230	—	—	—	—	230
Steven Zygmunt Strasser	230	—	—	—	—	230
Kenneth Patrick Chung	200	—	—	—	—	200
	$1,090	$6,125	$3,302	$240	$8,448	$19,205

	Fees	Salaries and other allowances	Discretionary bonuses(i)	Pension costs	Estimated monetary value of other benefits(ii)	Total
	US$ in thousands
Year ended December 31, 2021
Executive Directors
Sheldon Gary Adelson(v)	$—	$—	$—	$—	$—	$—
Robert Glen Goldstein(iii)	—	—	—	—	—	—
Wong Ying Wai	—	3,000	750	150	1,020	4,920
Chum Kwan Lock, Grant(iv)	—	2,732	885	87	1,163	4,867
Non-Executive Director
Charles Daniel Forman	200	—	—	—	—	200
Independent Non-Executive Directors
Chiang Yun	221	—	—	—	—	221
Victor Patrick Hoog Antink	230	—	—	—	—	230
Steven Zygmunt Strasser	230	—	—	—	—	230
Kenneth Patrick Chung	200	—	—	—	—	200
	$1,081	$5,732	$1,635	$237	$2,183	$10,868

	Fees	Salaries and other allowances	Discretionary bonuses(i)	Pension costs	Estimated monetary value of other benefits(ii)	Total
	US$ in thousands
Year ended December 31, 2020
Executive Directors
Sheldon Gary Adelson(v)	$—	$—	$—	$—	$—	$—
Wong Ying Wai	—	2,724	—	136	2,832	5,692
Non-Executive Directors
Robert Glen Goldstein(iii)	—	—	—	—	—	—
Charles Daniel Forman	200	—	—	—	—	200
Independent Non-Executive Directors
Chiang Yun	200	—	—	—	—	200
Victor Patrick Hoog Antink	230	—	—	—	—	230
Steven Zygmunt Strasser	230	—	—	—	—	230
Kenneth Patrick Chung	200	—	—	—	—	200
	$1,060	$2,724	$—	$136	$2,832	$6,752

____________________
(i)    The discretionary bonuses for the years ended December 31, 2022 and 2021 were in relation to services in the respective years, and were determined by reference to the individual performance of the Directors and the Chief Executives and the Group’s performance, and approved by the Remuneration Committee.
(ii)    Other benefits mainly include the share options and restricted share units under the Equity Award Plan, accommodation, meals, home visit travel costs and medical insurance. The value of the share options and restricted share units granted to the Directors represents the amount recognized as an expense during the year in accordance with IFRS 2 Share-based payment.
(iii)    Robert Glen Goldstein was appointed as the Acting Chairman, Acting Chief Executive Officer, the Acting Chairman of the Nomination Committee, and was re-designated as an Executive Director of the Company, in each case, with effect from January 7, 2021. Subsequently he was appointed as the Executive Director of the Company, as the Chairman of the Board, the Chief Executive Officer and the Chairman of the Nomination Committee of the Company, in each case, with effect from January 27, 2021.
(iv)    Chum Kwan Lock, Grant was appointed as the Executive Director of the Company with effect from January 7, 2021.
(v)    Sheldon Gary Adelson took a medical leave of absence from his positions as the Chairman, Chief Executive Officer and the Chairman of the Nomination Committee of the Company and was re-designated as a Non-Executive Director of the Company, in each case, with effect from January 7, 2021. Mr. Adelson passed away in the United States on January 11, 2021.
The Executive Directors’ emoluments were for their services in connection with the management of the affairs of the Group. The Non-Executive Directors’ and Independent Non-Executive Directors’ emoluments were for their services as directors of the Company.
In addition to the Directors’ emoluments disclosed above, Robert Glen Goldstein received compensation (inclusive of share-based compensation) from LVS in respect of his services to LVS and its subsidiaries (including the Group). Amounts of US$3 million,

US$1 million and US$1 million were charged by LVS to the Group in respect of such management and administrative services of Robert Glen Goldstein provided to the Group for each of the years ended December 31, 2022, 2021 and 2020.
No emoluments were paid to any Directors as an inducement to join or upon joining the Group or as compensation for loss of office for the three years ended December 31, 2022.
With the exception of the continuing connected transactions disclosed in the 2022 Annual Report, 2021 Annual Report and 2020 Annual Report of the Company, none of the Directors has any material interests in transactions, arrangements or contracts entered into by the Company or the LVS Group.
None of the Directors waived or has agreed to waive any emoluments for the three years ended December 31, 2022.
(b)    Five highest paid individuals
For each of the years ended December 31, 2022, 2021 and 2020, the five individuals whose emoluments were the highest in the Group include two Directors, two Directors and one Director, respectively, whose emoluments were reflected in the analysis presented above. The emoluments of the remaining individuals for the years ended December 31, 2022, 2021 and 2020, were as follows:

	Year ended December 31,
	2022	2021	2020
	US$ in thousands
Basic salaries, allowances and benefits in kind	$4,737	$4,874	$6,530
Discretionary bonus(i)	3,602	1,347	—
Share-based compensation(ii)	5,485	1,415	2,846
Pension costs	148	132	206
	$13,972	$7,768	$9,582

____________________
(i)    The discretionary bonuses for the years ended December 31, 2022 and 2021 were in relation to services in the respective years.
(ii)    The value of the share options and restricted share units granted to the individuals represents the amount recognized as an expense during the year in accordance with IFRS 2 Share-based payment.
The emoluments of the above mentioned individuals fall within the following bands:

		Year ended December 31,
		2022	2021	2020
Range in HK$	Range in US$ equivalent	Number of individuals
10,500,001 – 11,000,000	1,347,000 – 1,411,000	—	—	1
13,500,001 – 14,000,000	1,732,000 – 1,796,000	—	—	1
17,500,001 – 18,000,000	2,245,000 – 2,309,000	—	—	1
18,500,001 - 19,000,000	2,373,000 - 2,437,000	—	1	—
19,500,001 - 20,000,000	2,501,000 - 2,565,000	—	1	—
22,000,001 - 22,500,000	2,822,000 - 2,886,000	—	1	—
27,000,001 - 27,500,000	3,463,000 - 3,527,000	1	—	—
32,000,001 – 32,500,000	4,105,000 – 4,169,000	—	—	1
40,500,001 - 41,000,000	5,195,000 - 5,259,000	2	—	—
		3	3	4

No emoluments were paid to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office for the three years ended December 31, 2022.

6.    OTHER EXPENSES, GAINS AND LOSSES

		Year ended December 31,
		2022	2021	2020
	Notes		US$ in millions
Utilities and operating supplies		$134	$144	$116
Repairs and maintenance		60	64	65
Contract labor and services		59	70	65
Advertising and promotions		24	42	27
Royalty fees(i)		23	43	22
Management fees(ii)		19	19	16
Provision for expected credit losses, net		4	3	52
Auditor’s remuneration		2	2	2
Lease payments exempted from recognition	13(c)	2	1	3
Net foreign exchange (gains)/losses		(4)	38	(17)
Loss on disposal of property and equipment, investment properties and intangible assets(iii)		4	19	73
Fair value loss/(gain) on derivative financial instruments	23	1	(1)	—
Other support services		64	62	58
Other operating expenses		53	72	62
		$445	$578	$544

____________________
(i)     Total royalty fee for the years ended December 31, 2022 and 2021 includes US$1 million and US$1 million charged by third parties and US$22 million and US$42 million charged by a related party, respectively. Refer to Note 26(a)(v) for further information related to the royalty charged by a related party.
(ii) Total management fees for the years ended December 31, 2022, 2021 and 2020 includes US$2 million, US$3 million and US$3 million charged by third parties and US$17 million, US$16 million and US$13 million charged by related parties, net of amounts capitalized. Refer to Note 26(a)(ii) for further information.
(iii)    Loss on disposal of property and equipment, investment properties and intangible assets for the years ended December 31, 2022, 2021, and 2020 includes demolition cost of US$2 million, US$11 million and US$34 million, of which the demolition in 2020 relates to The Londoner Macao project.

7.    FINANCE COSTS, NET OF AMOUNTS CAPITALIZED

		Year ended December 31,
		2022	2021	2020
	Note		US$ in millions
Interest costs
Senior Notes		$326	$331	$260
Bank borrowings		51	12	2
LVS Term Loan	26(a)(iii)	28	—	—
Lease liabilities		8	8	8
Amortization of deferred financing costs		24	23	17
Standby fee and other financing costs		9	13	13
		446	387	300
Less: interest capitalized		(2)	(14)	(21)
		$444	$373	$279

Capitalization rates of 4.4% to 5.6%, 4.5% to 5.1% and 3.2% to 5.1% for the years ended December 31, 2022, 2021 and 2020, respectively, were used, representing the effective finance costs of the loans to finance the assets under construction.

8.    INCOME TAX (BENEFIT)/EXPENSE

	Year ended December 31,
	2022	2021	2020
		US$ in millions
Current income tax
Lump sum in lieu of Macao complementary tax on dividends	$2	$5	$5
Other overseas taxes	1	—	—
Deferred income tax (benefit)/expense	(9)	(2)	11
	$(6)	$3	$16

Deferred income tax benefit was US$9 million for the year ended December 31, 2022, compared to deferred income tax benefit of US$2 million for the year ended December 31, 2021. The deferred income tax benefit in 2022 and 2021 was primarily due to the reversal of deferred tax liabilities related to accelerated tax depreciation allowance.
Deferred income tax expense of US$11 million for the year ended December 31, 2020 was primarily due to the reversal of deferred tax assets related to accelerated book depreciation of fixed assets disposed in 2020 not deductible for tax purposes.
(a)     Macao complementary tax
Macao complementary tax is levied at progressive rates ranging from 3% to 9% on the taxable income above 32,000 patacas (equivalent to US$4,000) but below 300,000 patacas (equivalent to US$37,500), and thereafter at a fixed rate of 12%. For the three years ended December 31, 2022, a special complementary tax incentive was provided to the effect that the tax free income threshold was increased from 32,000 patacas to 600,000 patacas (equivalent to US$4,000 to US$75,000) with the profit above 600,000 patacas (equivalent to US$75,000) being taxed at a fixed rate of 12%.
Pursuant to the Dispatch No. 194/2018 issued by the Chief Executive of Macao on August 20, 2018, VML was granted an extension of the tax exemption regarding Macao complementary tax on its gaming activities effective from the tax year 2019 through June 26, 2022. In July 2022, VML requested an additional extension of the tax exemption through December 31, 2022, to correspond to the extended term of its gaming Subconcession. Pursuant to the Dispatch No. 178/2022 issued by the Chief Executive of Macao on September 1, 2022, VML was granted an additional extension of the tax exemption effective from June 27, 2022 to December 31, 2022.

Additionally, subsequent to being awarded the new gaming concession, in December 2022, VML submitted an application for the tax exemption regarding Macao complementary tax on its gaming activities for the new gaming concession period effective from the tax year 2023 to the tax year 2032, or for a period of tax exemption that the Chief Executive of Macao may deem more appropriate. However, there is no assurance VML will receive the tax exemption.
(b)    Lump sum in lieu of Macao complementary tax on dividends
In April 2019, VML entered into a renewed Shareholder Dividend Tax Agreement with the Macao government, effective through June 26, 2022. The agreement provided for payments in lieu of Macao complementary tax otherwise due by VML’s shareholders on dividend distributions to them from gaming profits; namely an annual payment of 38 million patacas (equivalent to US$5 million) for 2021 and 2020, each payment made on or before January 31 of the following year, and a payment of 18 million patacas (equivalent to US$2 million) for the period between January 1, 2022 through June 26, 2022, paid on or before July 26, 2022. The Group is evaluating the timing of an application of a new shareholder dividend tax agreement.
(c)    Hong Kong profits tax
The Company’s subsidiaries that carry on business in Hong Kong are subject to the Hong Kong profits tax at the maximum rate of 16.5% for the years ended December 31, 2022, 2021 and 2020.

(d)    Reconciliation between income tax (benefit)/expense and accounting loss at applicable tax rates
The tax on the Group’s loss before income tax differs from the theoretical amount that would arise using the domestic tax rates applicable to the consolidated entities in the respective jurisdictions as follows:

	Year ended December 31,
	2022	2021	2020
	US$ in millions
Loss before income tax	$(1,588)	$(1,045)	$(1,507)
Tax calculated at domestic rates applicable in the respective jurisdictions	(189)	(121)	(174)
Tax effects of :
Income not subject to tax(i)	(231)	(365)	(247)
Expenses not deductible for tax purposes(i), (ii)	265	332	271
Amortization of pre-opening expenses previously not recognized	(1)	(2)	(2)
Origination and reversal of temporary difference, net	(1)	—	5
Tax losses for which no deferred income tax assets were recognized	149	154	158
Lump sum in lieu of Macao complementary tax of dividends	2	5	5
Income tax (benefit)/expense	$(6)	$3	$16

____________________
(i)    For each of the three years ended December 31, 2022, VML was exempt from Macao complementary tax on its gaming activities (see also Note 8(a)). In addition, lease/right-of-use income recorded in VML, VCL and VOL were subject to property tax (Note (ii)), and should, therefore, also be excluded from Macao complementary tax calculations. Accordingly, casino revenues and lease/right-of-use income and their corresponding expenses incurred were presented as “Income not subject to tax” and “Expenses not deductible for tax purposes”, respectively, in the calculations above.
    Additionally, for the year ended December 31, 2020, the Company received dividend income from a subsidiary. The dividend income is not subject to Hong Kong profits tax.
(ii)    Lease/right-of-use income recorded in VML, VCL and VOL are exempt from property tax for the first four and six years for the newly constructed buildings in Macao and on Cotai, respectively, pursuant to Article 9(1)(a) of Lei no. 19/78/M. If the buildings in Macao and on Cotai also qualify for Tourism Utility Status, the property tax exemption can be extended by another four and six years, respectively, pursuant to Article 15(a) of Lei no. 81/89/M. The exemption for Sands Macao expired in August 2012, for The Venetian Macao in August 2019, with exception of its casino area which expired in August 2013, and for The Plaza Macao in August 2020. The exemptions for The Londoner Macao, The Parisian Macao and The Grand Suites at Four Seasons will be expiring in December 2027, September 2028 and October 2032, respectively.
9.    LOSS PER SHARE
The calculation of basic and diluted loss per share are set out in the following:

	Year ended December 31,
	2022	2021	2020
Loss attributable to equity holders of the Company (US$ in millions)	$(1,582)	$(1,048)	$(1,523)
Weighted average number of shares for basic loss per share (thousand shares)	8,093,189	8,092,597	8,089,202
Adjustments for share options (thousand shares)(i)	—	—	—
Weighted average number of shares for diluted loss per share (thousand shares)	8,093,189	8,092,597	8,089,202
Loss per share, basic(ii)	(US19.55 cents)	(US12.95 cents)	(US18.82 cents)
	(HK152.42 cents)	(HK101.00 cents)	(HK145.90 cents)
Loss per share, diluted(ii)	(US19.55 cents)	(US12.95 cents)	(US18.82 cents)
	(HK152.42 cents)	(HK101.00 cents)	(HK145.90 cents)

____________________
(i)    The computation of the diluted loss per share for the years ended December 31, 2022, 2021 and 2020 did not assume the exercise of the Company's share options because the exercise would result in a decrease in loss per share.
(ii)    The translation of US$ amounts into HK$ amounts has been made at the exchange rate on December 31, 2022, 2021 and 2020 of US$1.00 to HK$7.7962, US$1.00 to HK$7.7994 and US$1.00 to HK$7.7526, respectively.

10.    DIVIDENDS
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
The Board did not recommend the payment of a final dividend in respect of the year ended December 31, 2019, 2020 and 2021.
The Board did not recommend the payment of an interim dividend in respect of the six months ended June 30, 2022.
The Board does not recommend the payment of a final dividend in respect of the year ended December 31, 2022.

11.    INVESTMENT PROPERTIES, NET

	2022	2021
	US$ in millions
Cost
At January 1	$1,130	$990
Additions	11	20
Disposals	(1)	(3)
Transfers from property and equipment	3	129
Exchange difference	1	(6)
At December 31	$1,144	$1,130

Accumulated depreciation
At January 1	$(493)	$(447)
Depreciation	(53)	(52)
Disposals	1	3
Exchange difference	(1)	3
At December 31	$(546)	$(493)

Carrying amount
At December 31	$598	$637

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

	December 31,
	2022	2021
	US$ in millions
Fair value of the investment properties	$7,980	$7,999

In estimating the fair value of the properties, the highest and best use of the properties is their current use. The fair value estimate of the Group’s investment properties is a Level 3 input.

(b)Amounts recognized in profit or loss for investment properties

	Year ended December 31,
	2022	2021	2020
	US$ in millions
Mall income	$354	$473	$269
Direct operating expenses arising from investment properties that generate right-of-use income	$35	$34	$37
Direct operating expenses that did not generate right-of-use income	$11	$11	$6

During the years ended December 31, 2022, 2021 and 2020, mall income in the table above included turnover fees, representing variable lease income of US$27 million, US$90 million and US$29 million, respectively, and rent concessions of US$70 million, US$41 million and US$215 million, respectively, granted to mall tenants during the years ended December 31, 2022, 2021 and 2020 as a result of the COVID-19 Pandemic.
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
The future aggregate minimum lease/base fee receivables under non-cancelable agreements are as follows:

	December 31,
	2022	2021
	US$ in millions
No later than 1 year	$295	$300
1 to 2 years	262	229
2 to 3 years	196	174
3 to 4 years	161	117
4 to 5 years	145	105
Later than 5 years	319	308
	$1,378	$1,233

12.    PROPERTY AND EQUIPMENT, NET
The movements of property and equipment for the year are as follows:

	Leasehold interests in land	Land improvements	Buildings and building improvements	Leasehold improvements	Vehicles	Ferries	Furniture, fittings & equipment	Construction- in-progress	Total
	US$ in millions
Cost
At January 1, 2021	$674	$372	$9,890	$7	$66	$252	$2,235	$774	$14,270
Additions	—	—	2	—	2	—	27	485	516
Adjustment to project costs	—	—	(9)	—	(2)	—	(8)	—	(19)
Disposals	—	—	(44)	—	—	—	(35)	(4)	(83)
Transfers(i)	—	—	859	—	—	—	128	(1,116)	(129)
Exchange difference	—	(2)	(64)	—	—	—	(13)	(1)	(80)
At December 31, 2021	$674	$370	$10,634	$7	$66	$252	$2,334	$138	$14,475

Accumulated depreciation and impairment
At January 1, 2021	$(148)	$(141)	$(3,365)	$(5)	$(26)	$(212)	$(1,541)	$—	$(5,438)
Depreciation	(13)	(4)	(439)	(1)	(11)	(5)	(189)	—	(662)
Disposals	—	—	38	—	—	—	34	—	72
Exchange difference	—	—	21	—	—	—	9	—	30
At December 31, 2021	$(161)	$(145)	$(3,745)	$(6)	$(37)	$(217)	$(1,687)	$—	$(5,998)

Carrying amount
At December 31, 2021	$513	$225	$6,889	$1	$29	$35	$647	$138	$8,477

Cost
At January 1, 2022	$674	$370	$10,634	$7	$66	$252	$2,334	$138	$14,475
Additions	—	—	1	—	1	—	9	109	120
Adjustment to project costs	—	—	(7)	—	(1)	—	—	—	(8)
Disposals	—	—	(14)	—	(1)	(57)	(106)	—	(178)
Transfer(i)	—	—	98	—	—	—	91	(192)	(3)
Exchange difference	—	—	6	—	—	—	—	(2)	4
At December 31, 2022	$674	$370	$10,718	$7	$65	$195	$2,328	$53	$14,410

Accumulated depreciation and impairment
At January 1, 2022	$(161)	$(145)	$(3,745)	$(6)	$(37)	$(217)	$(1,687)	$—	$(5,998)
Depreciation	(14)	(5)	(464)	(1)	(9)	(4)	(174)	—	(671)
Disposals	—	—	13	—	1	49	104	—	167
Exchange difference	—	—	(2)	—	(1)	—	(1)	—	(4)
At December 31, 2022	$(175)	$(150)	$(4,198)	$(7)	$(46)	$(172)	$(1,758)	$—	$(6,506)

Carrying amount
At December 31, 2022	$499	$220	$6,520	$—	$19	$23	$570	$53	$7,904
____________________
(i) During the years ended December 31, 2022, 2021 and 2020, the net transfers to investment properties were US$3 million, US$129 million and US$2 million.
Interest expense of US$2 million, US$14 million and US$21 million in Note 7 and other direct costs of US$15 million, US$20 million and US$24 million were capitalized for the years ended December 31, 2022, 2021 and 2020, respectively.

With the expiry of VML’s subconcession on December 31, 2022, as described in Note 1, all of the Gaming Assets, including the casinos, gaming areas and respective supporting areas located in Sands Macao, The Venetian Macao, The Plaza Macao, The Londoner Macao and The Parisian Macao, with a total area of approximately 136,000 square meters (representing approximately 4.7% of the total property area) and gaming equipment, reverted to, and are now owned by the Macao government. Effective as of January 1, 2023, the Gaming Assets were temporarily transferred to VML for the duration of the Concession, in return for annual payments for the right to operate the Gaming Assets pursuant to the Handover Record.

The Gaming Assets that reverted to the Macao government on December 31, 2022, and included in the above table, consisted of the following:

December 31,
2022
US$ in millions
Building and building improvements	$1,264
Furniture, fixtures and equipment	419
1,683
Less — accumulated depreciation	(930)
$753

As the Group will continue to operate the Gaming Assets in the same manner as under the previous Subconcession, obtain substantially all of the economic benefits and bear all of the risks arising from the use of these assets, as well as assuming it will be successful in the awarding of a new concession upon expiry of the Concession, the Group will continue to recognize these Gaming Assets as property and equipment over their remaining estimated useful lives.
As at December 31, 2022, 2021 and 2020, the Group’s property and equipment were not pledged as securities for any liabilities.

13.LEASES
This note provides information for leases where the Group is a lessee. For leases where the Group is a lessor, see Notes 11(b) and 11(c).
(a)Right-of-use assets
The movements of right-of-use assets included within "Property and equipment, net" and "Investment properties, net" for the year are as follows:

	Property and equipment, net - Leasehold interests in land	Investment properties, net - Leasehold interests in land	Property and equipment, net - Other	Total Right-of-use assets
	US$ in millions
Cost
At January 1, 2021	$674	$56	$40	$770
Additions	—	—	9	9
Disposals	—	—	(7)	(7)
At December 31, 2021	$674	$56	$42	$772

Accumulated depreciation
At January 1, 2021	$(148)	$(14)	$(21)	$(183)
Depreciation	(13)	(1)	(11)	(25)
Disposals	—	—	7	7
At December 31, 2021	$(161)	$(15)	$(25)	$(201)

Carrying amount
At December 31, 2021	$513	$41	$17	$571

Cost
At January 1, 2022	$674	$56	$42	$772
Adjustments to costs	—	—	(2)	(2)
Disposals	—	—	(2)	(2)
At December 31, 2022	$674	$56	$38	$768

Accumulated depreciation
At January 1, 2022	$(161)	$(15)	$(25)	$(201)
Depreciation	(14)	(1)	(6)	(21)
Disposals	—	—	2	2
At December 31, 2022	$(175)	$(16)	$(29)	$(220)

Carrying amount
At December 31, 2022	$499	$40	$9	$548

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

(b)Lease liabilities
The lease liabilities included within borrowings are as follows:

	December 31,
	2022	2021
	US$ in millions
Current liabilities - Borrowings	$14	$17
Non-current liabilities - Borrowings	118	124
Total Lease liabilities	$132	$141
The weighted average effective interest rate of lease liabilities as at December 31, 2022 and 2021 were 5.0% and 4.8%, respectively. The maturity analysis of the lease liabilities is presented in Note 28(a)(iii).
(c)Amounts recognized in the consolidated income statement

	Year ended December 31,
	2022	2021	2020
	US$ in millions
Depreciation charge of right-of-use assets:
Property and equipment, net - Leasehold interests in land	$14	$13	$13
Property and equipment, net - Other	6	11	13
Investment properties, net - Leasehold interests in land	1	1	1
	21	25	27

Interest expense on lease liabilities	8	8	8
Expense relating to short-term leases exempted from recognition	2	1	1
Expense relating to low-value items exempted from recognition	—	—	1
Expense relating to variable lease payments	—	—	1
	$31	$34	$38
The total cash outflow for leases including interest payments for the years ended December 31, 2022, 2021 and 2020 were US$12 million, US$14 million and US$15 million, respectively, which includes short-term lease payments of US$2 million, US$1 million and US$3 million in total, respectively.
(d)Extension and termination options and residual value guarantee
The Group has leases for various real estate (including leasehold interest in land), vehicles and equipment. The Group’s leases include options to extend the lease term by one month to 10 years. Land concessions in Macao generally have an initial term of 25 years with automatic extensions of 10 years thereafter in accordance with Macao law. The Group anticipates a useful life of 50 years related to the land concessions in Macao. Termination options are included in property and equipment leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The majority of the termination options held are exercisable only by the Group and not by the respective lessor.
The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

14.    INTANGIBLE ASSETS, NET

	Computer software
	2022	2021
	US$ in millions
Cost
At January 1	$157	$141
Additions	14	16
Disposals	(1)	—
At December 31	$170	$157

Accumulated amortization
At January 1	$(119)	$(100)
Amortization	(20)	(19)
Disposals	1	—
Exchange difference	(1)	—
At December 31	$(139)	$(119)

Carrying amount
At December 31	$31	$38

Gaming license
2022
US$ in millions
Cost
At January 1	$—
Additions	6
At December 31	$6

Accumulated amortization
At January 1	$—
Amortization	(6)
At December 31	$(6)

Carrying amount
At December 31	$—

On June 23, 2022, an extension to the Subconcession was approved and authorized by the Macao government and executed between VML and Galaxy, pursuant to which the Subconcession was extended from June 26, 2022 to December 31, 2022. 47 million patacas (approximately US$6 million at exchange rates in effect on date of transaction) was paid to the Macao government for the extension which was recognized as an intangible asset and amortized over the remaining extended term of the Subconcession during the year ended December 31, 2022.
15.    DEFERRED INCOME TAX LIABILITIES
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
The movements of the deferred tax liabilities are as follows:

Accelerated depreciation allowance
US$ in millions
At January 1, 2021	$(56)
Credit for the year	2
At December 31, 2021	(54)
Credit for the year	9
At December 31, 2022	$(45)

Deferred tax assets are recognized for tax loss carryforwards to the extent realization of the related tax benefit through future taxable profits is probable. The unrecognized deferred income tax assets in respect of losses that can be carried forward against future taxable income and pre-opening expenses are as follows:

	December 31,
	2022	2021
	US$ in millions
Arising from unused tax losses	$481	$421
Arising from pre-opening expenses	—	1
	$481	$422

As at December 31, 2022 and 2021, subject to the agreement by tax authorities, out of the total unrecognized tax losses of approximately US$3,956 million and US$3,457 million, respectively, an amount of approximately US$146 million and US$140 million, respectively, can be carried forward indefinitely. The remaining amount of approximately US$3,810 million and US$3,317 million for the years ended December 31, 2022 and 2021, respectively, will expire in one to three years.
16.    TRADE AND OTHER RECEIVABLES AND PREPAYMENTS, NET

		December 31,
		2022	2021
	Notes	US$ in millions
Trade receivables		$204	$241
Less: provision for expected credit losses		(123)	(125)
Trade receivables, net	16(a)	81	116
Deferred rent		64	73
Less: amortization of deferred rent		(33)	(42)
provision for doubtful deferred rent		—	(2)
Prepayments		45	49
Other receivables	16(b)	12	13
Trade and other receivables and prepayments, net		169	207
Less: non-current portion:
deferred rent		(19)	(17)
prepayments and other receivables		(5)	(7)
		(24)	(24)
Current portion		$145	$183

(a)    Trade receivables, net
The aging analysis of trade receivables, net of provision for expected credit losses, is as follows:

	December 31,
	2022	2021
	US$ in millions
0 - 30 days	$34	$90
31 - 60 days	6	7
61 - 90 days	6	2
Over 90 days	35	17
	$81	$116

Trade receivables are measured at amortized cost and their carrying value is approximately equivalent to their fair value on each balance sheet date. The maximum exposure to credit risk is the fair value of trade receivables on each balance sheet date.
As at January 1, 2021, trade receivables from contracts with customers amounted to US$120 million.
Trade receivables primarily consist of casino, mall and hotel receivables. The Group extends credit to approved patrons and gaming promoters following background checks and investigations of creditworthiness. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from patrons and gaming promoters residing in these countries.

Credit is granted on a revolving basis based on the performance and financial background of the gaming promoter and, if applicable, the gaming promoter’s guarantor(s). All gaming promoter credit lines are generally subject to regular review and settlement procedures to evaluate the current status of liquidity and financial health of these gaming promoters. Absent special approval, the credit period granted to selected premium and mass market players is typically 7–15 days, while for gaming promoters, the receivable is typically repayable within one month following the granting of the credit, subject to terms of the relevant credit agreement. The Group generally does not charge interest for credit granted, but requires a personal check or other acceptable forms of security.
There is a concentration of credit risk related to net casino receivables as 76.1% and 47.6% of the casino receivables as at December 31, 2022 and 2021, respectively, were from the top five customers. Other than casino receivables, there are no other concentrations of credit risk with respect to trade receivables. The Group believes the concentration of its credit risk in casino receivables is mitigated substantially by its credit evaluation process, credit policies, credit control and collection procedures, and also believes that there are no concentrations of credit risk for which a provision has not been established as at December 31, 2022 and 2021. Although management believes the provision is adequate, it is possible the estimated amount of cash collections with respect to casino receivables could change.
The Group maintains a provision for expected credit losses on casino, mall and hotel receivables and regularly evaluates the balances. The Group specifically analyzes the collectability of each account with a significant balance, based upon the aging of the account, the customer’s financial condition, collection history and any other known information, and the Group makes an allowance for trade receivables. The Group also monitors regional and global economic conditions and forecasts in its evaluation of the adequacy of the recorded provisions. Table games play is primarily cash play, as credit play represented approximately 9.8% and 14.5% of total table games play for the years ended December 31, 2022 and 2021. The credit extended to gaming promoters and premium players can be offset by the commissions payable to and front money deposited by these gaming promoters, which is considered in the establishment of the provision for expected credit losses.
As at December 31, 2022 and 2021, a gross amount of casino receivables of US$146 million and US$160 million, respectively, were offset by commissions payable and front money deposits in an aggregate amount of US$4 million and US$8 million, respectively, resulting in net amounts of casino receivables before provision for expected credit losses of US$142 million and US$152 million, respectively. There were no outstanding receivables from gaming promoters as at December 31, 2022 and 2021.
As at December 31, 2022 and 2021, included in the Group’s trade receivables balance were debtors with aggregate gross carrying amount of US$176 million and US$159 million, which were past due as at the reporting date, of which US$139 million and US$141 million related to casino receivables.
As at December 31, 2022 and 2021, except for credit impaired balances and outstanding significant balances with gross amount of US$71 million and US$135 million that have been assessed individually, as part of the Group’s credit risk management, the Group uses debtors’ aging to assess the impairment for its customers because these remaining customers consist of a large number of small customers with common risk characteristics representative of the customers’ abilities to pay all amounts due in accordance with the contractual terms.
The following table provides information about the exposure to credit risk for trade receivables which are assessed based on provision matrix as at December 31, 2022 and 2021 within lifetime ECL.

				December 31,
				2022	2021
				US$ in millions
Provision matrix - debtors’ aging	Expected loss rate
Current (not past due)	—			$12	$17
1-90 days past due	2%	-	10%	10	10
91-360 days past due	15%	-	25%	28	4
More than 360 days past due	50%	-	100%	83	75
				$133	$106

The expected loss rates are estimated based on historical observed default rates over the expected life of the receivable balance and forward-looking information available without undue cost or effort. The grouping is regularly reviewed by management to ensure relevant information about specific debtors is updated.
The following table shows the movement in lifetime ECL that has been recognized for trade receivables under the simplified approach.

	December 31,
	2022	2021
	US$ in millions
At beginning of year	$125	$137
Provision for expected credit losses, net	3	1
Amounts written-off	(5)	(13)
At end of year	$123	$125

(b)    Other receivables
Other receivables are measured at amortized cost and their carrying value is approximately equivalent to their fair value on each balance sheet date, which also represent the Group’s maximum exposure to credit risk as at December 31, 2022 and 2021. As at December 31, 2022 and 2021, the provision for expected credit losses for other receivables was US$2 million and US$2 million, respectively. Amounts are charged to the provision account and generally written off when the recoverability is remote.
17.    RESTRICTED CASH AND CASH EQUIVALENTS AND BANK DEPOSIT
As at December 31, 2022, the effective interest rate on restricted bank deposits is 3.9% to 5% per annum. These deposits have maturities ranging from 28 to 90 days.
Bank guarantee requirement per the Concession Contract
As required by the Concession Contract, on December 7, 2022 VML provided a bank guarantee of 1.0 billion patacas (approximately US$125 million at exchange rates as defined in the bank guarantee contract) in favor of the Macao government to secure the fulfillment of VML’s performance of its statutory and contractual obligations under the Concession Contract. As stipulated in the bank guarantee contract, and in order to secure the bank guarantee, a minimum amount of 1.0 billion patacas, or US$125 million, was required to be held within the cash deposit account of VCL until January 3, 2023 which was replaced by the deposit account of VML from then onwards as collateral. Any amount in excess of the minimum amount can be withdrawn from the cash deposit. The bank guarantee will remain in effect until 180 days after the end of the term of the Concession Contract or the rescission of the Concession Contract and was classified as non-current restricted bank deposit in the consolidated balance sheet as at December 31, 2022.
Bank guarantee requirement for the Subconcession Extension Contract
As required by the Subconcession Extension Contract, on September 20, 2022 VML provided a bank guarantee of 2.31 billion patacas (approximately US$289 million at exchange rates as defined in the bank guarantee contract) in favor of the Macao government to secure the fulfillment of VML’s payment obligations towards its employees after the expiration of its Subconcession should VML be unsuccessful in tendering for a new concession before such expiry. A minimum amount of 2.31 billion patacas or US$289 million was required to be held within SCL’s cash deposit account as collateral in order to secure the bank guarantee.
On December 19, 2022, VML requested the release of all the bank guarantees it provided to the Macao government under its Subconcession Contract, and in January 2023 such bank guarantees were released, including the 2.31 billion patacas bank guarantee. The cash collateral equivalent of US$289 million remained in restriction on December 31, 2022 and was classified as current restricted cash and cash equivalents as at December 31, 2022.
Restriction on use of share capital of VML
As required by the Concession Contract and the Gaming Law, the minimum share capital of the concessionaire of 5 billion patacas (approximately US$623 million) may not be used or cancelled prior to the start of its business on January 1, 2023. As such, 5 billion patacas (approximately US$623 million) was classified as current restricted cash and cash equivalents as at December 31, 2022 and was available to VML to deploy from January 1, 2023.
18.    CASH AND CASH EQUIVALENTS

	December 31,
	2022	2021
	US$ in millions
Cash on hand	$108	$114
Cash at bank	130	202
Short-term bank deposits	552	362
	$790	$678

As at December 31, 2022 and 2021, the effective interest rates on short-term bank deposits ranged from 2.3% to 4.6% and 0.1% to 1.0%, respectively, per annum. These deposits have maturities ranging from 6 to 32 days and 5 to 28 days, respectively.
Cash and cash equivalents are measured at amortized cost and the carrying value of cash equivalents is approximately equivalent to their fair value as at December 31, 2022 and 2021. The estimated fair value of the Group’s cash and cash equivalents was based on level 1 inputs (quoted market prices in active markets). The maximum credit exposure of cash and cash equivalents of the Group as at December 31, 2022 and 2021 amounted to US$682 million and US$564 million, respectively.

19.    SHARE CAPITAL

	Ordinary shares of US$0.01 each	US$ in millions
Authorized
At January 1, 2020, December 31, 2020, 2021 and 2022	16,000,000,000	$160
Issued and fully paid:
At January 1, 2020	8,088,352,216	$81
Shares issued upon exercise of share options	1,766,550	—
At December 31, 2020	8,090,118,766	81
Shares issued upon exercise of share options	3,070,100	—
At December 31, 2021	8,093,188,866	81
Shares issued upon exercise of share options	—	—
At December 31, 2022	8,093,188,866	$81

20.    RESERVES
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
21.    TRADE AND OTHER PAYABLES

		December 31,
		2022	2021
	Notes	US$ in millions
Trade payables	21(a)	$23	$31
Customer deposits and other deferred revenue	21(b)	350	401
Interest payables		167	141
Accrued employee benefit expenses		162	134
Construction payables and accruals		86	188
Other tax payables		69	115
Outstanding chip liability	21(b)	49	65
Interest payable related to LVS Term Loan	26(a)(iii)	28	—
Loyalty program liability	21(b)	25	26
Casino liabilities		15	21
Payables to related companies	26(b)	8	5
Other payables and accruals		54	56
		1,036	1,183
Less: non-current portion		(128)	(112)
Current portion		$908	$1,071

Trade and other payables are measured at amortized cost and the carrying amount is approximately equivalent to their fair value on each balance sheet date.

(a)    Trade payables
The aging analysis of trade payables based on invoice date is as follows:

	December 31,
	2022	2021
	US$ in millions
0-30 days	$18	$22
31-60 days	4	7
61-90 days	1	1
Over 90 days	—	1
	$23	$31

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
The outstanding chip liability represents the collective amounts owed to gaming promoters and patrons in exchange for gaming chips in their possession. Outstanding chips are expected to be recognized as revenue or redeemed for cash within one year of being purchased. The loyalty program liability represents a deferral of revenue until patron redemption of points earned. The loyalty program points are expected to be redeemed and recognized as revenue within one year of being earned. Due to travel restrictions resulting from the COVID-19 Pandemic, the Group temporarily extended the redemption period of these points. The required redemption period was reinstated progressively in December 2022 and expected to be fully implemented during 2023. Customer deposits and other deferred revenue represent cash deposits made by customers for future services provided by the Group. With the exception of mall deposits, which typically extend beyond a year based on the terms of the lease, the majority of these customer deposits and other deferred revenue are expected to be recognized as revenue or refunded to the customer within one year of the date the deposit was recorded.
The following table summarizes the liability activity related to contracts with customers:

	Outstanding chip liability		Loyalty program liability		Customer deposits and other deferred revenue(i)
	2022	2021	2022	2021	2022	2021
	US$ in millions
Balance at January 1	$65	$189	$26	$28	$401	$412
Balance at December 31	49	65	25	26	350	401
Decrease(ii)	$(16)	$(124)	$(1)	$(2)	$(51)	$(11)

____________________
(i)Of this amount, US$122 million, US$118 million and US$125 million as at December 31, 2022, December 31, 2021, and January 1, 2021, respectively, relates to mall deposits that are accounted for based on lease terms usually greater than one year.
(ii) The decrease noted in outstanding chip liability in 2021 primarily resulted from the closure of the fixed room junket operations in December 2021.

22.    BORROWINGS

		December 31,
		2022	2021
	Note	US$ in millions
Non-current portion
Senior Notes		$7,150	$7,150
LVS Term Loan	26(a)(iii)	1,000	—
Bank loans		—	753
Lease liabilities		118	124
Other borrowings		1	2
		8,269	8,029
Less: deferred financing costs		(51)	(83)
		8,218	7,946
Current portion
Bank loans		1,958	—
Lease liabilities		14	17
Other borrowings		1	1
		1,973	18
Less: deferred financing costs		(10)	—
		1,963	18
Total borrowings		$10,181	$7,964

Borrowings are measured at amortized cost.
Senior Notes
On August 9, 2018, the Company issued, in a private offering, three series of senior unsecured notes in an aggregate principal amount of US$5.50 billion, consisting of US$1.80 billion of 4.600% Senior Notes due August 8, 2023 (the “2023 Senior Notes”), US$1.80 billion of 5.125% Senior Notes due August 8, 2025 (the “2025 Senior Notes”) and US$1.90 billion of 5.400% Senior Notes due August 8, 2028 (the “2028 Senior Notes”). A portion of the net proceeds from the offering was used to repay in full the outstanding borrowings under the 2016 VML Credit Facility. There are no interim principal payments on the 2023, 2025 or 2028 Senior Notes and interest is payable semi-annually in arrears on each February 8 and August 8, commencing on February 8, 2019.
On June 4, 2020, the Company issued, in a private offering, two series of senior unsecured notes in an aggregate principal amount of US$1.50 billion, consisting of US$800 million of 3.800% Senior Notes due January 8, 2026 (the “2026 Senior Notes”) and US$700 million of 4.375% Senior Notes due June 18, 2030 (the “2030 Senior Notes”). The net proceeds from the offering were used for incremental liquidity and general corporate purposes. There are no interim principal payments on the 2026 or 2030 Senior Notes and interest is payable semi-annually in arrears on January 8 and July 8, commencing on January 8, 2021, with respect to the 2026 Senior Notes, and on June 18 and December 18, commencing on December 18, 2020, with respect to the 2030 Senior Notes.
On September 23, 2021, the Company issued in a private offering three series of senior unsecured notes in an aggregate principal amount of US$1.95 billion, consisting of US$700 million of 2.300% Senior Notes due March 8, 2027 (the “2027 Senior Notes”), US$650 million of 2.850% Senior Notes due March 8, 2029 (the “2029 Senior Notes”) and US$600 million of 3.250% Senior Notes due August 8, 2031 (the “2031 Senior Notes” and, together with the 2023 Senior Notes, 2025 Senior Notes, 2026 Senior Notes, 2027 Senior Notes, 2028 Senior Notes, 2029 Senior Notes, 2030 Senior Notes, the “Senior Notes”). The Company used the net proceeds from the offering and cash on hand to redeem in full the outstanding principal amount of its US$1.80 billion 4.600% Senior Notes due 2023, any accrued interest and the associated make-whole premium as determined under the related senior notes indenture dated as of August 9, 2018.
The Senior Notes are senior unsecured obligations of the Company. Each series of notes rank equally in right of payment with all of the Company’s existing and future senior unsecured debt and will rank senior in right of payment to all of the Company’s future subordinated debt, if any. The notes will be effectively subordinated in right of payment to all of the Company’s future secured debt (to the extent of the value of the collateral securing such debt) and will be structurally subordinated to all of the liabilities of the Company’s subsidiaries. None of the Company’s subsidiaries guarantee the notes.
The 2023, 2025 and 2028 Senior Notes were issued pursuant to an indenture, dated August 9, 2018 (the “2018 Indenture”), the 2026 and 2030 Senior Notes were issued pursuant to an indenture, dated June 4, 2020 (the “2020 Indenture”) and the 2027, 2029 and 2031 Senior Notes were issued pursuant to an indenture, dated September 23, 2021 (the “2021 Indenture”), between the Company and U.S. Bank National Association, as trustee. Upon the occurrence of certain events described in these indentures, the interest rate on the senior notes may be adjusted. The indentures contain covenants, subject to customary exceptions and qualifications, that limit the ability of the Company and its subsidiaries to, among other things, incur liens, enter into sale and leaseback transactions and consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets on a consolidated basis. The indentures also provide for customary events of default.
The cost associated with the early termination of the 4.600% Senior Notes due 2023, including the make-whole premium of US$131 million and US$6 million in unamortized original issue discount and deferred financing costs, was recorded as a loss on early retirement of debt in the consolidated statement of operations during the year ended December 31, 2021.

On February 16 and June 16, 2022, Standard & Poor’s (“S&P”) and Fitch, respectively, downgraded the credit rating for the Company to BB+. As a result of the downgrades, the coupon on each series of the outstanding Senior Notes increased by 0.50% per annum, with a 0.25% per annum increase becoming effective on the first interest payment date after February 16, 2022 as it relates to S&P and an additional 0.25% increase per annum after June 16, 2022 as it relates to Fitch. This resulted in an increase of US$16 million in interest expense for the year ended December 31, 2022 and US$36 million for each year thereafter through 2024, at which time this will decrease as the Senior Notes are repaid based on each of their set maturity dates. The weighted average interest rates for the Senior Notes were 4.6% and 4.7% for the years ended December 31, 2022 and 2021, respectively.
The estimated fair value of the Group’s Senior Notes as at December 31, 2022 and 2021 were approximately US$6.58 billion and US$7.27 billion, respectively. The estimated fair value of the Group’s Senior Notes was based on recent trades, if available, and indicative pricing from market information (level 2 inputs).
2018 SCL Credit Facility
On November 20, 2018, the Company entered into a facility agreement with the arrangers and lenders named therein and Bank of China Limited, Macau Branch, as agent for the lenders, (the “2018 SCL Credit Facility”), pursuant to which the lenders made available a US$2.0 billion revolving unsecured credit facility to SCL (the “2018 SCL Revolving Facility”). The facility is available until July 31, 2023, and the Company may draw loans under the facility, which may consist of general revolving loans (consisting of a United States dollar component and a Hong Kong dollar component) or loans drawn under a swing-line loan sub-facility (denominated in either United States dollars or Hong Kong dollars). The Company may utilize the loans for general corporate purposes and working capital requirements of the Company and its subsidiaries.
Loans under the 2018 SCL Revolving Facility bear interest calculated by reference to (1) in the case of general revolving loans denominated in United States dollars, Secured Overnight Financing Rate (“SOFR”), (2) in the case of loans denominated in United States dollars drawn under the swing-line loan sub-facility, a United States dollar alternate base rate (determined by reference to, among other things, the United States dollar prime lending rate and the Federal Funds Effective Rate), (3) in the case of general revolving loans denominated in Hong Kong dollars, the Hong Kong Interbank Offered Rate (“HIBOR”) or (4) in the case of loans denominated in Hong Kong dollars drawn under the swing-line loan sub-facility, a Hong Kong dollar alternate base rate (determined by reference to, among other things, the Hong Kong dollar prime lending rate), in each case, plus a margin that is determined by reference to the consolidated leverage ratio as defined in the 2018 SCL Credit Facility. The initial margin for general revolving loans is 2.0% per annum and the initial margin for loans drawn under the swing-line loan sub-facility is 1.0% per annum. SCL is also required to pay a commitment fee of 0.60% per annum on the undrawn amounts under the 2018 SCL Revolving Facility.
The 2018 SCL Credit Facility contains affirmative and negative covenants customary for similar unsecured financings, including, but not limited to, limitations on indebtedness secured by liens on principal properties and sale and leaseback transactions. The 2018 SCL Credit Facility also requires the Company to maintain a maximum ratio of total indebtedness to adjusted EBITDA of 4.0x throughout the life of the facility and a minimum ratio of adjusted EBITDA to net interest expense (including capitalized interest) of 2.5x throughout the life of the facility.
On March 27, 2020, the Company entered into a waiver and amendment request letter (the “Waiver Letter”) with respect to certain provisions of the 2018 SCL Credit Facility, pursuant to which lenders (a) waived the requirements for the Company to comply with the requirements that the Company ensures the maximum consolidated leverage ratio does not exceed 4.0x and minimum consolidated interest coverage ratio of 2.5x for any quarterly period ending during the period beginning on, and including, January 1, 2020 and ending on, and including, July 1, 2021 (the “SCL Relevant Period”) (other than with respect to the financial year ended on December 31, 2019); (b) waived any default that may arise as a result of any breach of said requirements during the SCL Relevant Period (other than with respect to the financial year ended on December 31, 2019); and (c) extended the period of time during which the Company may supply the agent with (i) its audited consolidated financial statements for the financial year ended on December 31, 2019, to April 30, 2020; and (ii) its audited consolidated financial statements for the financial year ending on December 31, 2020, to April 30, 2021. Pursuant to the Waiver Letter, the Company agreed to pay a customary fee to the lenders that consented.
On September 11, 2020, the Company entered into a waiver extension and amendment request letter (the “Waiver Extension Letter”) with respect to certain provisions of the 2018 SCL Credit Facility, pursuant to which lenders agreed to (a) extend the SCL Relevant Period such that it ends on, and includes, January 1, 2022 instead of July 1, 2021; and (b) amend and restate the 2018 SCL Credit Facility in the form attached to the Waiver Extension Letter, which contains the following amendments: (1) it provides the Company with the option to increase the total borrowing capacity by an aggregate amount of up to US$1.0 billion; and (2) it imposes a restriction on the ability of the Company to declare or make any dividend payment or similar distribution at any time during the period from (and including) July 1, 2020 to (and including) January 1, 2022, if at such time (x) the total borrowing capacity exceeds US$2.0 billion by operation of the increase referred to above; and (y) the maximum consolidated leverage ratio is greater than 4.0x, unless, after giving effect to such payment, the sum of (i) the aggregate amount of cash and cash equivalents of the Company on such date; and (ii) the aggregate amount of the undrawn facility under the 2018 SCL Credit Facility and unused commitments under other credit facilities of the Company is greater than US$2.0 billion. Pursuant to the Waiver Extension Letter, the Company agreed to pay a customary fee to the lenders that consented.

On January 25, 2021, the Company entered into an agreement with lenders to increase commitments under the 2018 SCL Credit Facility by HK$3.83 billion (approximately US$491 million at exchange rates in effect on December 31, 2021).
On July 7, 2021, the Company entered into a waiver extension and amendment request letter (the “Third Waiver Extension Letter”) with respect to certain provisions of the 2018 SCL Credit Facility, pursuant to which lenders agreed to (a) extend by one year to (and including) January 1, 2023, the waiver period for the requirement for the Company to comply with the requirements that the Company ensures the consolidated leverage ratio does not exceed 4.0x and the consolidated interest coverage ratio is not less than 2.5x as at the last day of the financial quarter; (b) extend the period of time during which SCL may supply the agent with its audited consolidated financial statements for the financial year ending on December 31, 2021 to April 30, 2022; and (c) extend by one year to (and including) January 1, 2023, the period during which SCL’s ability to declare or make any dividend payment or similar distribution is restricted if at such time (x) the Total Commitments (as defined in the 2018 SCL Credit Facility) exceed US$2.0 billion by the Company’s exercise of the option to increase the Total Commitments by an aggregate amount of up to US$1.0 billion; and (y) the consolidated leverage ratio is greater than 4.0x, unless, after giving effect to such payment, the sum of (i) the aggregate amount of cash and cash equivalents of the Company on such date; and (ii) the aggregate amount of the undrawn facility under the 2018 SCL Credit Facility and unused commitments under other credit facilities of SCL is greater than US$2.0 billion. Pursuant to the Third Waiver Extension Letter, the Company paid a customary fee to the lenders that consented.
On November 30, 2022, the Company entered into a waiver extension and amendment request letter (the “Fourth Waiver Extension Letter”) with respect to certain provisions of the 2018 SCL Credit Facility, pursuant to which lenders agreed to (a) extend to (and including) July 31, 2023, the waiver period for the requirement for the Company to comply with the requirements that the Company ensure the consolidated leverage ratio does not exceed 4.0x and the consolidated interest coverage ratio is not less than 2.5x as at the last day of any financial quarter; (b) extend to (and including) July 31, 2023, the period during which the Company’s ability to declare or make any dividend payment or similar distribution is restricted if at such time (x) the Total Commitments (as defined in the 2018 SCL Credit Facility) exceed US$2.0 billion by the Company’s exercise of the option to increase the Total Commitments by an aggregate amount of up to US$1.0 billion; and (y) the consolidated leverage ratio is greater than 4.0x, unless, after giving effect to such payment, the sum of (i) the aggregate amount of cash and cash equivalents of the Company on such date; and (ii) the aggregate amount of the undrawn facility under the 2018 SCL Credit Facility and unused commitments under other credit facilities of the Company is greater than US$2.0 billion; and (c) incorporate provisions to address the transition of the LIBOR to a term SOFR reference rate. Pursuant to the Fourth Waiver Extension Letter, the Company paid a customary fee to the lenders that consented.
The 2018 SCL Credit Facility also contains certain events of default (some of which are subject to grace and remedy periods and materiality qualifiers), including, but not limited to, events relating to the Group’s gaming operations and the loss or termination of certain land concession contracts.
The Company intends to pursue an extension to the maturity of the 2018 SCL Credit Facility beyond July 31, 2023. The Company believes it will be successful in obtaining such extension, although no assurance can be provided that such extension will be granted, which could negatively impact our available liquidity.
During the years ended December 31, 2022 and 2021, the Company drew a total of US$1.20 billion and US$756 million under the 2018 SCL Credit Facility. The drawdown in 2022 was to fulfill the Concession Contract requirements and incremental liquidity. The weighted average interest rates for the 2018 SCL Credit Facility were 4.3% and 2.6% for the years ended December 31, 2022 and 2021, respectively.
As at December 31, 2022 and 2021, the Company had US$541 million and US$1.75 billion of available borrowing capacity under the 2018 SCL Revolving Facility comprised of HK$ commitments of HK$3.82 billion (approximately US$490 million) and HK$12.32 billion (approximately US$1.58 billion at exchange rate in effect on December 31, 2021) and US$ commitments of US$51 million and US$166 million, respectively.
As at December 31, 2022 and 2021, the estimated fair value of the bank loans relating to the 2018 SCL Credit Facility was approximately equivalent to its carrying value based on indicative pricing from market information (level 2 inputs).
Intercompany Loan Agreement with LVS
On July 11, 2022, the Company entered into an intercompany term loan agreement with our Controlling Shareholder, LVS, in the amount of US$1.0 billion, which is repayable on July 11, 2028. In the first two years from July 11, 2022, the Company will have the option to elect to pay cash interest at 5% per annum or payment-in-kind interest at 6% per annum by adding the amount of such interest to the then-outstanding principal amount of the loan, following which only cash interest at 5% per annum will be payable. For the year ended December 31, 2022, the Company elected payment- in-kind interest. This loan is unsecured and subordinated to all third party unsecured indebtedness and other obligations of the Group.
The estimated fair value of the LVS Term Loan as at December 31, 2022 was approximately equivalent to its carrying value based on its recovery and yield expectation which has not changed materially since inception. The LVS Term Loan is not freely tradable and hence the fair value measurement is based on level 3 inputs.

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

	Senior Notes(i)	Bank loans	Lease liabilities	Deferred financing costs	Net interest payables(ii)	Dividend payables	LVS Term Loan	Other borrowings	Total
	US$ in millions
Balance as at January 1, 2020	$5,535	$—	$147	$(74)	$83	$—	$—	$—	$5,691
Financing cash flows	1,496	(1)	(11)	(20)	(209)	(1,030)	—	—	225
Non-cash changes:
Original issue discount	4	—	—	(4)	—	—	—	—	—
Accruals	—	—	9	—	282	1,025	—	—	1,316
Amortization	—	—	—	17	—	—	—	—	17
Foreign exchange movement	—	1	—	1	—	5	—	—	7
Fair value adjustment of the interest rate swaps	(35)	—	—	—	—	—	—	—	(35)
Balance as at December 31, 2020	$7,000	$—	$145	$(80)	$156	$—	$—	$—	$7,221
Financing cash flows	146	756	(12)	(27)	(378)	—	—	—	485
Non-cash changes:
Original issue discount	4	—	—	(4)	—	—	—	—	—
Accruals	—	—	8	(1)	364	—	—	3	374
Amortization	—	—	—	23	—	—	—	—	23
Loss on early retirement of debt	—	—	—	6	—	—	—	—	6
Foreign exchange movement	—	(3)	—	—	(1)	—	—	—	(4)
Balance as at December 31, 2021	$7,150	$753	$141	$(83)	$141	$—	$—	$3	$8,105
Financing cash flows	—	1,200	(9)	(2)	(367)	—	1,000	(1)	1,821
Non-cash changes:
Accruals	—	—	—	—	422	—	—	—	422
Amortization	—	—	—	24	—	—	—	—	24
Foreign exchange movement	—	5	—	—	(1)	—	—	—	4
Balance as at December 31, 2022	$7,150	$1,958	$132	$(61)	$195	$—	$1,000	$2	$10,376
____________________
(i)During the year ended December 31, 2021, the cash flows from Senior Notes consisted of proceeds from Senior Notes of US$1.95 billion and repayment of 2023 Notes of US$1.80 billion.
(ii)As at December 31, 2022 and 2021, net interest payables include the net of interest payables and receivables related to cross currency swaps. During the years ended December 31, 2022 and 2021, cash flows from net interest payables includes the net of interest income received and interest payment made related to cross currency swaps.
23.    DERIVATIVE FINANCIAL INSTRUMENTS
The Group recognizes all unhedged derivatives as financial instruments measured at fair value through profit or loss on the balance sheet. If specific conditions are met, a derivative may be designated as a hedge of specific financial exposures. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and, if used in hedging activities, on its effectiveness as a hedge. In order to qualify for hedge accounting, the underlying hedged item must expose the Group to risks associated with market fluctuations and the financial instrument used must be designated as a hedge and reduce the Group’s exposure to market fluctuation throughout the hedge period.
During the year ended December 31, 2021, the Company entered into two foreign currency swap agreements. The objective of both agreements is to manage the risk of changes in cash flows resulting from foreign currency gains/losses realized upon remeasurement of US$ denominated Senior Notes by swapping a specified amount of HK$ for US$ at the contractual spot rate. The terms in one of the contracts did not effectively match the terms of the related Senior Notes; thus, it was not designated as hedging (the “Non-Hedging Swap”). The remaining contract was designated as a hedge of the cash flows related to a portion of the Senior Notes (the “Hedging Swap”, and together with the Non-

Hedging Swap, the “FX Swaps”). The Non-Hedging Swap and the Hedging Swap have a total notional value of US$500 million and US$1.0 billion, respectively, and expire in August 2023 and August 2025, respectively.
As at December 31, 2022, the fair value of the Non-Hedging Swap was US$1 million recorded as an asset in “Other assets, net — current” whilst the fair value of the Hedging Swap was US$3 million recorded as a liability in “Trade and other payables — non-current”. As at December 31, 2021, the total fair value of the FX Swaps was US$2 million and was recorded as an asset in “Other assets, net — non-current”. The fair value of the FX Swaps was estimated using Level 2 inputs from recently reported market transactions of foreign currency exchange rates. As of December 31, 2022 and 2021, for the Hedging Swap, US$2 million and US$4 million, respectively, were recognized as other comprehensive income in the consolidated balance sheet relating to the changes in fair value of the derivative and foreign currency gains/losses incurred from the remeasurement of the portion of the Senior Notes being hedged during the years. For the Non-Hedging Swap, the changes in fair value of the derivative of US$1 million were recorded as other losses and US$1 million as other gains in the consolidated income statement for the years ended December 31, 2022 and 2021, respectively.
In August 2018, the Group entered into interest rate swap agreements (the “IR Swaps”), which were qualified and designated as fair value hedges, swapping fixed-rate for variable-rate interest to hedge changes in the fair value of the 2023 Notes, 2025 Notes and 2028 Notes. These IR Swaps had a total notional value of US$5.50 billion and expired in August 2020.
For the year ended December 31, 2020, the Group recorded US$53 million as a reduction to interest expense related to the realized amount associated with the IR Swaps. Gains and losses due to changes in fair value of the IR Swaps completely offset changes in the fair value of the hedged portion of the underlying debt; therefore, no gains or losses were recognized due to hedge ineffectiveness.
24.    NOTE TO CONSOLIDATED STATEMENT OF CASH FLOWS
Cash (used in)/generated from operations is as follows:

	Year ended December 31,
	2022	2021	2020
	US$ in millions
Loss before income tax	$(1,588)	$(1,045)	$(1,507)
Adjustments for:
Interest income	(19)	(2)	(11)
Interest and other finance costs	420	350	261
Depreciation and amortization	750	733	684
Amortization of deferred financing costs	24	23	17
Amortization of deferred rent	12	10	9
Amortization of other assets	3	3	3
Loss on disposal of property and equipment, investment properties and intangible assets	2	8	39
Loss on early retirement of debt	—	137	—
Provision for expected credit losses, net	4	3	52
Equity-settled share-based compensation expense, net of amounts capitalized	5	5	9
Fair value loss /(gain) on derivative financial instruments	1	(1)	—
Net foreign exchange (gains)/losses	(5)	36	(18)
Changes in working capital:
Other assets	8	3	—
Inventories	(4)	—	2
Trade and other receivables and prepayments	26	(11)	216
Trade and other payables	(105)	(159)	(567)
Cash (used in)/generated from operations	$(466)	$93	$(811)
25.    COMMITMENTS AND CONTINGENCIES
(a)    Capital commitments
Capital expenditure on property and equipment contracted for at the end of the reporting period but not recognized as liabilities is as follows:

	December 31,
	2022	2021
	US$ in millions
Contracted but not provided for	$72	$75

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
(c)    Macao Concession
Annual Premium
Under the Macao Concession, VML is obligated to pay to the Macao government an annual gaming premium with a fixed portion and a variable portion based on the number and type of gaming tables it employs and gaming machines it operates. The fixed portion of the premium is equal to 30 million patacas (approximately US$4 million). The variable portion is equal to 300,000 patacas per gaming table reserved exclusively for certain kinds of games or players, 150,000 patacas per gaming table not so reserved and 1,000 patacas per electrical or mechanical gaming machine, including slot machines (approximately US$37,360, US$18,680 and US$125), subject to a minimum of 76 million patacas (approximately US$9 million). Based on the gaming tables and gaming machines (which is at the maximum number of tables and machines currently allowed by the Macao government) in operation as of January 1, 2023, the annual premium payable to the Macao government is approximately US$41 million during each of the next five years ending December 31, 2027, and approximately US$203 million in aggregate thereafter through the termination of the Concession in December 2032.
VML is also obligated to pay a special gaming tax of 35% of gross gaming revenue and applicable withholding taxes. Under the Concession, VML must also contribute 5% of its gross gaming revenue to utilities designated by the Macao government, a portion of which must be used for promotion of tourism in Macao. Additionally, under the Concession, VML is also obligated to pay a special annual gaming premium if the average of the gross gaming revenue of VML’s gaming tables and electrical or mechanical gaming machines, including slot machines, is lower than a certain minimum amount determined by the Macao government; such special premium being the difference between the gaming tax based on the actual gross gaming revenue and that of the specified minimum amount; this minimum amount has been set by the Macao government at 7 million patacas per gaming table and 300,000 patacas per gaming machine (approximately US$1 million and US$37,360, respectively), for an annual total of 4.50 billion patacas (approximately US$561 million) based on the maximum number of gaming tables and gaming machines VML is currently authorized to operate.
Handover Record
Pursuant to the Handover Record, VML is required to make annual payments of 750 patacas per square meter for the first three years and 2,500 patacas per square meter for the following seven years (approximately US$93 and US$311). The annual payment of 750 patacas per square meter will be adjusted with the Macao average price index of the corresponding preceding year for years two and three and the annual payment of 2,500 patacas per square meter will be adjusted with the Macao average price index of the corresponding preceding year for years five through ten. The annual fee for the first three years is approximately US$13 million and US$42 million for the next seven years, subject to the Macao average price index adjustment mentioned above.
Committed Investment
Under the Concession, VML is obligated to develop certain gaming and non-gaming investment projects by December 2032 in connection with, among others, attraction of international visitors, conventions and exhibitions, entertainment shows, sporting events, culture and art, health and wellness and themed attractions, as well as support Macao’s position as a city of gastronomy and increase community and maritime tourism, and VML is required to invest, or cause to be invested, at least 30.24 billion patacas (approximately US$3.77 billion), including 27.80 billion patacas (approximately US$3.46 billion) on non-gaming projects. VML will be required to increase its investment in non-gaming projects by up to 20% in the following year subject to a trigger, namely if Macao’s annual market gross gaming revenue achieves or exceeds 180 billion patacas (approximately US$22.42 billion). The 20% increase is subject to a deduction of 4% per year if the revenue trigger occurs on or after 2028 (the sixth year of the term of the Concession). This potential additional investment is estimated to be approximately US$700 million.
(d)    Construction labor
In recent years, the Group has utilized an imported construction labor quota granted by the Labour Affairs Bureau of the Macao government for purposes of completing outstanding areas within The Londoner Macao and The Parisian Macao project and for additions and alterations works in The Venetian Macao, The Plaza Macao and The Londoner Macao (the “Group Quota”). The Group Quota was renewed in 2022 but the number of laborers authorized thereunder decreased significantly due to the completion of the renovation and refurbishment works at The Londoner Macao. From 2018 until June 2021, BCA (Macau) Limited was retained to manage the Group Quota on behalf and at the direction of the Group. The Group has been managing the Group Quota directly since July 2021. The Group Quota alone has historically not provided for sufficient numbers of staff and labor to complete construction works and the shortfall has been covered by separate labor quotas applied by and awarded directly to the contractors by the Labour Affairs Bureau of the Macao government (the “Contractor Quota”).
In accordance with Macao labor law, the Group remains primarily liable for the fulfilment of all employer legal obligations and for the costs associated with persons employed under the Group Quota, including where such persons are seconded to contractors. Contractors utilizing seconded labor under the Group Quota are contractually obligated to reimburse and indemnify the Group for any and all costs incurred as a result of the secondment arrangement. In addition, the Group has the right to recover such costs against any amounts due to the contractors. Although the Group is not directly liable, it may be held vicariously liable for payments under the Contractor Quota if contractors working on the Company’s development projects fail to pay wages. The Group maintains a contingency in case it is unable to fully recover amounts owed to construction labor from contractors in such circumstances.
26.    RELATED PARTY TRANSACTIONS
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
Save as disclosed elsewhere in the consolidated financial statements, the Group had the following transactions with related parties during the year:
(a)    Transactions during the year
(i)    Management fee income

	Year ended December 31,
	2022	2021	2020
	US$ in millions
LVS	$2	$1	$—
Fellow subsidiaries	6	3	4
	$8	$4	$4

The Group provides managements services to LVS Group companies. These services include, but are not limited to, accounting services, information technology support, sourcing of goods and services, and design, development and construction consultancy services and marketing services. Management fees are charged at actual costs incurred or on a cost-plus basis.
(ii)    Management fee cost

	Year ended December 31,
	2022	2021	2020
	US$ in millions
LVS	$16	$16	$10
Fellow subsidiaries	2	5	3
	$18	$21	$13

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
The total management fee expense of US$18 million during the year ended December 31, 2022 was before the capitalization to construction-in-progress of US$1 million. Total management fee expense of US$21 million during the year ended December 31, 2021 was before the capitalization to deferred financing costs of US$4 million and prepayments of US$1 million. The net amounts expensed in the consolidated income statement were US$17 million and US$16 million during the years ended December 31, 2022 and 2021, respectively (Refer to Note 6).
(iii)    LVS Term Loan
For details of the LVS Term Loan, refer to Note 22. For interest expense incurred and interest payable due to LVS, refer to Notes 7 and 21.
(iv)    Key management personnel remuneration
No transactions have been entered into with the Directors of the Company (being the key management personnel) during the years ended December 31, 2022, 2021 and 2020 other than the emoluments paid to them (being the key management personnel remuneration) as disclosed in Note 5.
(v)    Royalty fees
In November 2009, the Group entered into an agreement with Las Vegas Sands, LLC (“LVS LLC”), a wholly-owned subsidiary of LVS incorporated in the United States of America, for the use of the licensed marks as defined in the agreement

(“Second Trademark Sub-License Agreement”). For each of the full fiscal years through the full fiscal year ended December 31, 2012, the Group paid LVS LLC an annual royalty at the rate of 1.5% of total gross non-gaming revenue and Paiza-related gaming revenue of Sands Macao, 1.5% of total gross revenue of The Venetian Macao, and 1.5% of the total gross revenue of the Plaza Casino at The Plaza Macao (the “Relevant Royalty”), provided that the total royalty payable in connection with these three properties in each fiscal year was capped at US$20 million per full fiscal year. For each of the subsequent full fiscal years until the expiration of the remaining term on December 31, 2022, the Group paid an annual royalty being the lesser of the Relevant Royalty or the annual caps reflecting an increase of 20.0% for each subsequent year. Each subsequent Casino Gaming property the Group operates which utilizes any of the licensed marks in connection with generating the relevant revenue paid for each of the first three full fiscal calendar years after commencement of operations of each subsequent property, a royalty fee of 1.5% of the respective gross revenues of the operations in connection with which such licensed marks are used (each, the “Subsequent Casino Gaming Property Royalty”), subject to a US$20 million cap per fiscal year. For the fiscal calendar years thereafter until the expiration of the remaining term on December 31, 2022, the Group paid LVS LLC an annual royalty being the lesser of the Subsequent Casino Gaming Property Royalty or the annual caps reflecting an increase of 20.0% for each subsequent year. After the commencement of the operation of The Londoner Macao and The Parisian Macao in April 2012 and September 2016 respectively, the Group paid royalty fees in connection with these properties. During the years ended December 31, 2022, 2021, and 2020, the Group incurred US$22 million, US$42 million and US$22 million of royalty fees, respectively.
As the term of the Second Trademark Sub-License Agreement expired on December 31, 2022, on December 2, 2022, VML, VCL, VOL and CSL2 (all being subsidiaries of the Company) entered into an agreement with LVS to renew the arrangements contained in the Second Trademark Sub-License Agreement to ensure that the Group continues to have access to the licensed marks referred therein (the “International Trademark License Agreement”). The International Trademark License Agreement has a term of three years commencing on January 1, 2023 and ending on December 31, 2025 (the “Term”).
In consideration for LVS granting our Group the license to use licensed marks (as defined), each Licensee shall pay LVS an annual royalty at the rate of 1.5% of its gross non-gaming and gaming revenue. Gross revenue shall be calculated according to U.S. GAAP (Generally Accepted Accounting Principles) in effect as of January 1, 2023; provided, however, that: (1) gross revenue from gaming operations shall be calculated as net revenue adjusted by adding back casino-related discounts and commissions and loyalty program adjustments, adding complimentary goods and services provided to patrons and excluding any intragroup revenue, and (2) gross revenue from non-gaming operations shall be calculated as net revenues excluding any intragroup revenue. All royalties shall be calculated on a monthly basis and paid on or before the 30th of the following month.
(vi)    Share-based compensation
The Group participates in the share-based compensation plan of LVS (Notes 5 and 27).
(vii)    Expenses billed to/paid by other LVS group companies
During the year, the Group incurred certain expenses on behalf of other LVS group companies, or vice versa. The Group charged/reimbursed other LVS group companies for these expenses at cost.
(b)    Year-end balances between the Group and related companies

	December 31,
	2022	2021
	US$ in millions
Receivables from related companies:
Fellow subsidiaries	$1	$—

The receivables from related companies are unsecured, interest-free and have a credit term of 45 days.

		December 31,
		2022	2021
	Note	US$ in millions
Payables to related companies:
LVS		$6	$1
Intermediate holding company		2	4
	21	$8	$5

The payables to related companies are unsecured, interest-free and have a credit term of 45 days.

27.    SHARE-BASED COMPENSATION
(a)    Share options of the Company
Equity Award Plan
The 2009 Equity Award Plan and 2019 Equity Award Plan (collectively, the “Equity Award Plan”) gives the Company a competitive edge in attracting, retaining and motivating employees, directors and consultants and to provide the Company with an equity award plan providing incentives directly related to increases in its shareholder value. Subject to certain criteria as defined in the Equity Award Plan, the Company's subsidiaries' or affiliates' employees, directors or officers and its consultants are eligible for awards under the Equity Award Plan.
The 2009 Equity Award Plan had a term of ten years, which expired on November 30, 2019, no further awards may be granted after the expiration of the term. All existing awards previously granted under the 2009 Equity Award Plan, but which are unexercised or unvested, will remain valid and (where applicable) exercisable in accordance with their respective terms of grant despite the expiry of the 2009 Equity Award Plan. The 2019 Equity Award Plan was approved by Shareholders on May 24, 2019, and took effect on December 1,2019, with materially the same terms of the 2009 Equity Award Plan. As at December 31, 2022, there were 805,319,139 Shares available for grant under the 2019 Equity Award Plan. The Company’s Remuneration Committee might, from time to time, grant awards of share options, share appreciation rights, restricted shares, restricted share units, share bonuses (“Share-based Awards”), performance compensation awards or any combination of the foregoing pursuant to the 2019 Equity Award Plan.
Share options under the Equity Award Plan were granted with an exercise price not less than the highest of (i) the official closing price of the Shares as stated in the daily quotation sheet of the Stock Exchange on the date of grant, which must be a business day, (ii) the average of the official closing price of the Shares as stated in the daily quotation sheets of the Stock Exchange for the five business days immediately preceding the date of grant and (iii) the nominal value of a Share. The outstanding share options generally vest over four years and have ten-year contractual terms. Compensation cost for all share option grants, which generally have graded vesting, is net of estimated forfeitures and is recognized on an accelerated attribution approach over the awards’ respective requisite service periods.
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
A summary of the share option activity for the Equity Award Plan is presented below:

	Year ended December 31,
	2022		2021		2020
	Number of options ’000	Weighted average exercise price US$	Number of options ’000	Weighted average exercise price US$	Number of options ’000	Weighted average exercise price US$
Outstanding at January 1	48,180	$5.01	54,418	$4.96	64,874	$4.99
Granted	3,300	2.28	—	—	—	—
Exercised	—	—	(3,070)	3.91	(1,766)	3.41
Forfeited	(3,079)	4.69	(3,168)	5.32	(8,690)	5.51
Outstanding at December 31	48,401	$4.84	48,180	$5.01	54,418	$4.96
Exercisable at December 31	41,688	$5.02	37,620	$4.94	32,903	$4.85

There was no exercise of share options during the year ended December 31, 2022. The weighted average share price at the date of exercise for share options exercised during the years ended December 31, 2021 and 2020 were US$4.86 and US$4.41, respectively.

The range of exercise prices and the weighted average remaining contractual life of the above share options outstanding as at the dates indicated are as follows:

	December 31,
	2022		2021		2020
Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life	Number of options outstanding	Weighted average remaining contractual life	Number of options outstanding	Weighted average remaining contractual life
US$	’000	(years)	’000	(years)	’000	(years)
2.01 - 3.00	3,300	9.62	—	—	76	0.85
3.01 - 4.00	7,728	3.00	8,392	3.87	9,783	4.85
4.01 - 5.00	10,122	4.53	11,066	5.38	13,394	6.34
5.01 - 6.00	22,962	5.67	24,433	6.67	26,587	7.68
6.01 - 7.00	1,758	3.13	1,758	4.13	1,851	5.24
7.01 - 8.00	1,288	1.27	1,288	2.27	1,288	3.27
8.01 - 9.00	1,243	1.21	1,243	2.21	1,439	3.21
	48,401	4.95	48,180	5.56	54,418	6.53

Fair value estimates of the share options under the 2019 Equity Award Plan
The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31,
	2022	2021	2020
Expected volatility	43.7%	—	—
Expected life (years)	7.2	—	—
Risk-free annual interest rate	2.7%	—	—
Expected dividends	—	—	—
Weighted average share price at the date of grant (US$)	$2.28	$—	$—
Weighted average exercise price (US$)	$2.28	$—	$—
Weighted average fair value of each share option granted by the Company (US$)	$1.13	$—	$—
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
A summary of the restricted share units under the 2009 Equity Award Plan and the 2019 Equity Award Plan is presented below:

	Year ended December 31,
	2022		2021		2020
	Number of restricted share units ’000	Weighted average grant date fair value US$	Number of restricted share units ’000	Weighted average grant date fair value US$	Number of restricted share units ’000	Weighted average grant date fair value US$
Unvested at January 1	15,322	$3.40	3,363	$4.44	1,407	$4.99
Granted	9,393	2.32	13,040	3.22	2,337	4.11
Vested	(2,344)	4.74	(961)	4.46	(244)	4.09
Forfeited	(969)	3.00	(120)	4.53	(137)	4.97
Unvested at December 31	21,402	$2.80	15,322	$3.40	3,363	$4.44

The fair value of each restricted share unit on its grant date is the closing price of the Shares on its grant date. The fair value of each restricted share unit is re-measured at the end of each reporting period until its vesting date. Upon vesting of each restricted share unit, the Group will pay the grantees an amount in cash calculated based on the official closing price of the Shares as stated in the daily quotation sheet of the Stock Exchange on the vesting date or the higher of (i) the official closing price of the Shares as stated in the daily quotation sheet of the Stock Exchange on the vesting date, and (ii) the average official closing price of the Shares as stated in the daily quotation sheet of the Stock Exchange for the five trading days immediately preceding the vesting date, in addition to any accumulated cash and dividends equivalents paid by the Company in respect of one Share. If the vesting date falls within a black out period or is not a trading day, the first trading day immediately following the scheduled vesting date that is also not a black out date shall be considered as the vesting date. Compensation cost for all restricted share units, which all have graded vesting, is recognized on an accelerated attribution approach over the restricted share units’ respective requisite service periods. As at December 31, 2022 and 2021, the accrued liabilities associated with these cash-settled restricted share units were US$34 million and US$8 million, respectively. For the year ended December 31, 2022, the loss on re-measurement of the liability was US$5 million. For the year ended December 31, 2021 and 2020, the gain on re-measurement of the liability was US$8 million and less than US$1 million, respectively.
(c)    Share options of LVS
The Group participates in the equity-settled share-based compensation plan of LVS which provides for the granting of share options to purchase LVS common stock (the “LVS Equity Plan”). LVS’ compensation committee may grant awards of non-qualified share options, incentive (qualified) share options, share appreciation rights, restricted share awards, restricted share units, share bonus awards, performance compensation awards or any combination of the foregoing. Share option awards are granted with an exercise price equal to the fair market value (as defined in the LVS Equity Plan) of LVS’ share on the date of grant. The outstanding share options generally vest over three to four years and have ten-year contractual terms. Compensation cost for all share option grants, which generally have graded vesting, is recognized on an accelerated attribution approach over the awards’ respective requisite service periods. LVS estimates the fair value of share options using the Black-Scholes option-pricing model. Expected volatilities are based on LVS’ historical volatility for a period equal to the expected life of the share options. The expected option life is based on the contractual term of the option as well as historical exercise and forfeiture behavior. The risk-free interest rate for periods equal to the expected term of the share option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on the estimate of annual dividends expected to be paid at the time of the grant.
During the year ended December 31, 2022, 375,000 share options were granted at a weighted average exercise price of US$38.84, no share options were exercised nor expired. As at December 31, 2022, there were 507,525 share options outstanding with a weighted average exercise price of US$45.81, and 121,269 share options were exercisable at a weighted average exercise price of US$65.10.
During the year ended December 31, 2021, no share options were granted, exercised nor expired. As at December 31, 2021, there were 132,525 share options outstanding with a weighted average exercise price of US$65.53, and 96,165 share options were exercisable at a weighted average exercise price of US$65.68.
During the year ended December 31, 2020, 33,768 share options were granted at a weighted average exercise price of US$70.06, no share options were exercised nor expired. As at December 31, 2020, there were 132,525 share options outstanding with a weighted average exercise price of US$65.53, and 63,233 share options were exercisable at a weighted average exercise price of US$65.34.
The expenses allocated to the Group in relation to the LVS’ share options during the years ended December 31, 2022, 2021 and 2020 were US$0.6 million, US$0.1 million and US$0.3 million, respectively.
(d) Restricted share units of LVS
The grant date fair value of the restricted share units is the share price of the ordinary shares of LVS at the respective grant date. The number of unvested restricted share units represents the number of ordinary shares of LVS to be given to the employees upon vesting. The restricted share units vest over 3 years.
During the year ended December 31, 2022, no restricted share units were granted, 18,793 restricted share units were vested and no restricted share units were forfeited. As at December 31, 2022, there were 38,153 unvested restricted share units with a weighted average grant date fair value of US$41.27.
During the year ended December 31, 2021, 56,946 restricted share units were granted at a weighted average grant date fair value of US$41.27, no restricted share units were vested and no restricted share units were forfeited. As at December 31, 2021, there were 56,946 unvested restricted share units with a weighted average grant date fair value of US$41.27.
There were no restricted share units granted and unvested during the year ended December 31, 2020.
The expenses allocated to the Group in relation to the LVS’ restricted share units were US$1.2 million, US$0.4 million and nil during the years ended December 2022, 2021 and 2020, respectively.
28.    FINANCIAL RISK MANAGEMENT
(a)    Financial risk factors
The Group’s activities expose itself to a variety of financial risks: market risk, credit risk and liquidity risk. The Group’s overall financial risk management program, mainly carried out by a central treasury department and approved by the Board of Directors, focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.
The Group’s primary exposures to market risk are interest rate risk associated with variable rate borrowings and foreign currency exchange rate risk associated with the Group’s operations. The Group has a policy aimed at managing interest rate risk associated with its current and anticipated future borrowings and foreign currency exchange rate risk associated with operations of its foreign subsidiaries. This policy enables the Group to use any combination of interest rate swaps, futures, options, caps, forward contracts and similar instruments. The Group does not hold or issue financial instruments for trading purposes and does not enter into derivative transactions that would be considered speculative positions.
(i)    Market risk
Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates.
Interest rate risk
The Group’s primary exposure to market risk is interest rate risk associated with its variable rate borrowings for the years ended December 31, 2022 and 2021. Management monitors interest rate exposures and will consider hedging significant interest rate risk should the need arise.
The Group held US$186 million and HK$13.82 billion (US$1.77 billion) of variable rate borrowings as at December 31, 2022. The Group held US$71 million and HK$5.31 billion (US$681 million based on exchange rates on December 31, 2021) of variable rate borrowings as at December 31, 2021.
A hypothetical 100 basis points change in interest rates would cause the annual interest expense of the variable rate long-term borrowings to change by US$20 million and US$7 million as at December 31, 2022 and 2021, respectively.
During the year ended December 31, 2020, the Group held derivative financial instruments which consisted of interest rate swap contracts on the fixed rate 2023 Notes, 2025 Notes and 2028 Notes, which were designated as hedging instruments for accounting purposes. The fixed-to-variable interest rate swaps expired in August 2020.

Foreign exchange risk
During the years ended December 31, 2022 and 2021, the Group held derivative financial instruments which consisted of foreign currency swap contracts. Refer to Note 23 for further information.
The Group’s financial assets and financial liabilities are denominated in the following currencies:

	HK$	US$	MOP	RMB	Other	Total
	US$ in millions
At December 31, 2022
Financial assets
Amortized costs:
Trade and other receivables, net	$61	$6	$26	$—	$—	$93
Restricted bank deposit	—	—	125	—	—	125
Restricted cash and cash equivalents	—	—	912	—	—	912
Cash and cash equivalents	239	485	52	14	—	790
Deposits	1	—	1	—	—	2
	$301	$491	$1,116	$14	$—	$1,922

Fair value through profit or loss:
Derivative financial instrument	$—	$1	$—	$—	$—	$1
Total financial assets	$301	$492	$1,116	$14	$—	$1,923

Financial liabilities
Amortized costs:
Trade and other payables	$306	$171	$253	$2	$—	$732
Borrowings	5	10,049	127	—	—	10,181
	$311	$10,220	$380	$2	$—	$10,913

Fair value through other comprehensive income:
Derivative financial instrument	$—	$3	$—	$—	$—	$3
Total financial liabilities	$311	$10,223	$380	$2	$—	$10,916

At December 31, 2021
Financial assets
Amortized costs:
Trade and other receivables, net	$111	$4	$14	$—	$—	$129
Restricted cash and cash equivalents	—	—	16	—	—	16
Cash and cash equivalents	532	76	57	11	2	678
Deposits	1	—	1	—	—	2
	$644	$80	$88	$11	$2	$825

Fair value through other comprehensive income:
Derivative financial instruments	$—	$2	$—	$—	$—	$2
Total financial assets	$644	$82	$88	$11	$2	$827

Financial liabilities
Amortized costs:
Trade and other payables	$380	$121	$359	$3	$—	$863
Borrowings	9	7,822	132	1	—	7,964
Total financial liabilities	$389	$7,943	$491	$4	$—	$8,827

The Group is subject to foreign exchange rate risk arising from future commercial transactions and recognizes assets and liabilities denominated in a currency other than MOP, which is the functional currency of the major operating companies within the Group. The Group’s foreign currency transactions are mainly denominated in US$. For companies with MOP as their functional currency, as at December 31, 2022 and 2021, a hypothetical 1% weakening of the US$/MOP exchange rate would cause a foreign currency transaction loss of approximately US$57 million and US$53 million, net of the impact from the foreign currency swap agreements entered into in 2021, and foreign currency translation loss of approximately US$67 million as at December 31, 2020, mainly as a result of the translation of US$ denominated debt held by SCL. The MOP is pegged to the HK$ and the HK$ is pegged to the US$ (within a narrow range), therefore the Group does not expect fluctuations in the values of these currencies to have a material impact on the operations.
(ii)    Credit risk
The Group is potentially subject to concentrations of credit risk from financial instruments, which consist principally of cash and cash equivalents, restricted cash and cash equivalents, restricted bank deposit and trade and other receivables.
The Group maintains cash and cash equivalents, restricted cash and cash equivalents and restricted bank deposit with various creditworthy financial institutions and trade receivables with its customers. Management monitors this credit risk on an on-going basis and does not believe that the Group has any other significant exposure to any individual or institution not provided for as at December 31, 2022 and 2021. See Note 16 for details of credit risk related to trade receivables.
(iii)    Liquidity risk
Liquidity risk is the financial risk arising from the difficulty in meeting obligations associated with financial liabilities settled by cash or other financial assets.
The 2018 SCL Credit Facility, as amended, contains various financial covenants, which include maintaining a maximum leverage ratio or net debt, as defined, to trailing twelve-month adjusted EBITDA as defined. In November 2022, the Company extended the waiver and amendment request letter, pursuant to which lenders, among other things, waived the Company’s requirement to ensure the leverage ratio does not exceed 4.0x and the interest coverage ratio is greater than 2.5x, through July 31, 2023. The compliance with the financial covenants for periods beyond December 31, 2022, could be affected by certain factors beyond the Company’s control, such as the impact of the COVID-19 Pandemic, including current travel, quarantine and border restrictions occurring in the future. The 2018 SCL Credit Facility expires on July 31, 2023; however, the Company believes it will be successful in extending the maturity date of the facility prior to its expiration and obtain additional waiver extensions (if needed). If the Company is unable to extend the maturity date or refinance the 2018 SCL Credit Facility, the Company would be required to seek alternative forms of capital to repay the outstanding balance.
The Directors of the Company are of the opinion that, taking into account the Group’s available borrowing capacity and the Group’s cash flow forecast for the coming year, the Group will have sufficient capital to meet its cash flow requirements in the next twelve months from December 31, 2022. Refer to Note 1 for further information.
The Group’s financial liabilities, based on the contractual undiscounted cash flows are as follows:

	Within the first year	In the second year	In the third to fifth year	Over the fifth year	Total
	US$ in millions
At December 31, 2022
Senior Notes principal	$—	$—	$3,300	$3,850	$7,150
Senior Notes interest	346	346	773	320	1,785
Bank loans	1,958	—	—	—	1,958
Bank loans interest	86	—	—	—	86
LVS Term Loan(i)	—	—	—	1,126	1,126
LVS Term Loan interest(i)	—	—	169	56	225
Other borrowings	1	1	—	—	2
Lease liabilities	14	16	20	291	341
Trade and other payables	630	31	32	39	732

At December 31, 2021
Senior Notes principal	$—	$—	$2,600	$4,550	$7,150
Senior Notes interest	306	310	823	464	1,903
Bank loans	—	753	—	—	753
Bank loans interest	20	12	—	—	32
Other borrowings	1	1	1	—	3
Other borrowings interest	—	1	—	—	1
Lease liabilities	19	15	21	296	351
Trade and other payables	767	24	42	30	863
____________________
(i) Assumes the Company elects payment-in-kind interest in the first two years and hence capitalization of interest to the principal.

(b)    Capital risk management
The Group’s primary objective when managing capital is to safeguard the Group’s ability to continue as a going concern in order to provide returns for Shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk.
The capital structure of the Group consists of debt (including current and non-current interest-bearing borrowings as shown in the consolidated balance sheet), net of cash and cash equivalents, and equity attributable to Shareholders, comprising issued share capital and reserves as disclosed in Notes 19 and 20, respectively.
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

	December 31,
	2022	2021
	US$ in millions
Interest bearing borrowings, net of deferred financing costs	$10,047	$7,820
Less: cash and cash equivalents	(790)	(678)
restricted cash and cash equivalents(i)	(912)	(16)
Net debt	8,345	7,126
Total (deficit)/equity	(700)	888
Total capital	$7,645	$8,014
Gearing ratio	109.2%	88.9%

____________________
(i) Restricted cash and cash equivalents of US$912 million as at December 31, 2022 was made available for use in early January 2023 and hence included in the calculation of net debt.

29.    COMPANY BALANCE SHEET

		December 31,
		2022	2021
	Note	US$ in millions
ASSETS
Non-current assets
Interests in subsidiaries		$1,255	$1,154
Note receivable from a subsidiary		9,549	8,651
Other assets		—	2
Total non-current assets		10,804	9,807
Current assets
Other assets		1	—
Other receivables and prepayments		77	57
Restricted cash and cash equivalents		289	—
Cash and cash equivalents		474	12
Total current assets		841	69
Total assets		$11,645	$9,876
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital		$81	$81
Reserves	29(a)	1,319	1,854
Total equity		1,400	1,935
LIABILITIES
Non-current liability
Borrowings		8,099	7,820
Current liabilities
Other payables		198	121
Borrowings		1,948	—
Total current liabilities		2,146	121
Total liabilities		10,245	7,941
Total equity and liabilities		$11,645	$9,876
Net current liabilities		$(1,305)	$(52)
Total assets less current liabilities		$9,499	$9,755

(a)    Movement of reserves

	Capital reserve	Share premium	Share-based compensation reserve	Currency translation reserve	Hedge reserve	Retained earnings/(accumulated losses)	Total
	US$ in millions
Balance at January 1, 2020	$106	$1,491	$58	$(14)	$—	$97	$1,738
Profit for the year	—	—	—	—	—	1,120	1,120
Other comprehensive income for the year, net of tax	—	—	—	3	—	—	3
Total comprehensive income	—	—	—	3	—	1,120	1,123
Exercise of share options	—	6	—	—	—	—	6
Transfer to share premium upon exercise of share options	—	1	(1)	—	—	—	—
Forfeiture of share options	—	—	(8)	—	—	8	—
Share-based compensation of the Company	—	—	9	—	—	—	9
Dividends to equity holders of the Company (Note 10)	—	—	—	—	—	(1,025)	(1,025)
Balance at December 31, 2020	106	1,498	58	(11)	—	200	1,851
Loss for the year	—	—	—	—	—	(4)	(4)
Fair value adjustment on cash flow hedge	—	—	—	—	(4)	—	(4)
Other comprehensive expense for the year, net of tax	—	—	—	(5)	—	—	(5)
Total comprehensive expense	—	—	—	(5)	(4)	(4)	(13)
Exercise of share options	—	12	—	—	—	—	12
Transfer to share premium upon exercise of share options	—	5	(5)	—	—	—	—
Forfeiture of share options	—	—	(2)	—	—	2	—
Share-based compensation of the Company	—	—	4	—	—	—	4
Balance at December 31, 2021	106	1,515	55	(16)	(4)	198	1,854
Loss for the year	—	—	—	—	—	(533)	(533)
Fair value adjustment on cash flow hedge	—	—	—	—	(2)	—	(2)
Other comprehensive expense for the year, net of tax	—	—	—	(3)	—	—	(3)
Total comprehensive expense	—	—	—	(3)	(2)	(533)	(538)
Forfeiture of share options	—	—	(3)	—	—	3	—
Share-based compensation of the Company	—	—	3	—	—	—	3
Balance at December 31, 2022	$106	$1,515	$55	$(19)	$(6)	$(332)	$1,319

30.    PRINCIPAL SUBSIDIARIES
Details of the Group’s principal subsidiaries as at December 31, 2022, 2021 and 2020 are as follows:

Name	Place of incorporation or establishment/ operations and date of incorporation or establishment	Principal activities	Particulars of issued share/ registered capital	Effective interests held
Directly held:
Venetian Venture Development Intermediate Limited	Cayman Islands, June 21, 2002	Investment holding	US$100	100%
Venetian Concession Holding Limited	Cayman Islands, July 11, 2022	Investment holding	US$100	100%
SCL IP Holdings, LLC	United States, September 29, 2009	Holder of trademark licenses	US$527,802,937.56	100%
Indirectly held:
Cotai Ferry Company Limited	Macao/Macao and Hong Kong, July 19, 2007	High speed ferry transportation services	MOP10,000,000	100%
Cotai Strip Lot 2 Apart Hotel (Macau) Limited	Macao, October 27, 2008	Hotel apartments	MOP6,498,900 HK$722,100 (preference shares)	100% 100%
Cotai Services (HK) Limited	Hong Kong, July 11, 2007	Business support services, marketing and operation of ferry business	HK$749,025,708.72	100%
CotaiJet 1 (HK) Limited	Hong Kong/Macao, December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 2 (HK) Limited	Hong Kong/Macao, December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 3 (HK) Limited	Hong Kong/Macao, December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 4 (HK) Limited	Hong Kong/Macao, December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 5 (HK) Limited	Hong Kong/Macao, December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 6 (HK) Limited	Hong Kong/Macao, December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 7 (HK) Limited	Hong Kong/Macao, December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 8 (HK) Limited (Note (iii))	Hong Kong/Macao, December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 9 (HK) Limited (Note (iii))	Hong Kong/Macao, December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 10 (HK) Limited	Hong Kong/Macao, December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 11 (HK) Limited	Hong Kong/Macao, December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 12 (HK) Limited	Hong Kong/Macao, December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 13 (HK) Limited (Note (iii))	Hong Kong/Macao, December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 14 (HK) Limited	Hong Kong/Macao, December 12, 2019	Ferry leasing	HK$1	100%
Cotaiwaterjet Sea Bridge 1 (HK) Limited	Hong Kong/Macao, December 12, 2019	Pontoon leasing	HK$1	100%
Cotaiwaterjet Sea Bridge 2 (HK) Limited	Hong Kong/Macao, December 12, 2019	Pontoon leasing	HK$1	100%
Sands Cotai West Holdings Limited	Cayman Islands/Macao, May 25, 2011	Holder of hotel franchise agreement	US$1	100%

Name	Place of incorporation or establishment/ operations and date of incorporation or establishment	Principal activities	Particulars of issued share/ registered capital	Effective interests held
Sands Resorts Travel Limited (Note (iii))	Hong Kong, February 29, 2016	Travel and tourism agency services	HK$500,000	100%
Sands Resorts Transportation 1 Limited	Hong Kong, January 30, 2019	Transportation services	HK$1	100%
Sands Resorts Transportation 2 Limited	Hong Kong, January 30, 2019	Transportation services	HK$1	100%
Sands Resorts Transportation 3 Limited	Hong Kong, February 4, 2019	Transportation services	HK$1	100%
Sands Venetian Security Limited	Macao, June 22, 2011	Security services	MOP1,000,000	100%
Venetian Cotai Hotel Management Limited	Macao, March 12, 2008	Human resources administration	MOP500,000	100%
Venetian Cotai Limited	Macao, November 11, 2004	Hotels, restaurants, shopping mall, and conference and convention	MOP200,000,000	100%
Venetian Macau Limited (Note (i))	Macao, June 21, 2002	Gaming and other related activities	As at December 31, 2020 and 2021: MOP200,000,000 As at December 31, 2022: MOP5,000,000,000	100%
Venetian Orient Limited	Macao, February 2, 2006	Hotels, restaurants, shopping mall, and conference and convention	MOP100,000	100%
Venetian Retail Limited	Macao, June 15, 2007	Mall management	MOP1,500,000	100%
Venetian Travel Limited	Macao, October 16, 2006	Travel and tourism agency services	MOP2,400,000	100%
Venetian Transportation Services Limited	Macao, January 7, 2019	Transportation services and other related activities	MOP25,000	100%
Zhuhai Cotai Information Services Outsourcing Co., Ltd. (Note (ii))	China, September 30, 2010	Outsourcing services, including information technology, accounting, hotel management and marketing	US$800,000	100%
Zhuhai Hengqin Cotai Information Services Co., Ltd. (Note (ii))	China, September 24, 2019	Outsourcing services, including information technology, accounting, hotel management and marketing	US$2,000,000	100%
____________________
Notes:
(i)    On December 8, 2022, the registered share capital of VML increased from 200 million patacas to 5.0 billion patacas to fulfill the requirements of the Gaming Law. As at December 31, 2022, 15% of VML’s issued capital is held by Mr. Sun MinQi (Dave), the managing director of VML, representing 15% of the voting rights and de minimis economic rights in VML. As such, SCL through VVDIL and Venetian Concession Holding Limited, indirectly hold the remaining 85% of issued capital, representing 85% of the voting rights and 100% of the economic rights in VML.
(ii)    These entities are wholly foreign owned enterprises established in China.
(iii) These entities are under the process of dissolution.

GLOSSARY
This glossary contains definitions of certain terms used in this annual report as they relate to us. Some of these definitions may not correspond to standard industry definitions.

“2009 Equity Award Plan”	the equity award plan of the Company adopted by the Company pursuant to a resolution passed by the Shareholders on November 8, 2009 (as amended on February 19, 2016)

“2016 VML Credit Facility”	the term loans, term loan commitments and revolving credit facility available pursuant to the credit agreement dated September 21, 2011 entered into by VML US Finance LLC and VML (as amended and restated in March 2014 and June 2016), which was terminated on November 20, 2018, effective as of November 21, 2018

“2018 SCL Credit Facility”
the facility agreement, the Company, as borrower, entered into with the arrangers and lenders named therein and Bank of China Limited, Macau Branch, as agent for the lenders, on November 20, 2018, as amended on March 27, 2020, September 11, 2020, July 7, 2021 and November 30, 2022, pursuant to which the lenders made available a US$2.0 billion revolving unsecured credit facility to the Company. On January 25, 2021, the Company exercised the option to increase the Lenders’ Total Commitments (as defined in the 2018 SCL Credit Facility) by HK$3.83 billion (approximately US$491 million at exchange rates in effect on December 31, 2021)

“2018 SCL Revolving Facility”
a US$2.0 billion revolving unsecured credit facility made available by the lenders under the 2018 SCL Credit Facility entered into on November 20, 2018, as amended on March 27, 2020, September 11, 2020, July 7, 2021 and November 30, 2022. On January 25, 2021, the Company exercised the option to increase the Lenders’ Total Commitments (as defined in the 2018 SCL Credit Facility) by HK$3.83 billion (approximately US$491 million at exchange rates in effect on December 31, 2021)

“2019 Equity Award Plan”	the equity award plan of the Company approved by the Shareholders at the Company’s annual general meeting held on May 24, 2019, and became effective on December 1, 2019

“2023 Notes”	the 4.600% senior notes due August 8, 2023 issued by the Company with a total outstanding principal amount of US$1.80 billion, consisting of the Unregistered 2023 Notes and the Registered 2023 Notes

“Adjusted Property EBITDA”
Adjusted Property EBITDA, which is a non-IFRS financial measure, is profit or loss attributable to equity holders of the Company before share-based compensation, corporate expense, pre-opening expense, depreciation and amortization, net foreign exchange gains or losses, impairment loss on property and equipment, gain or loss on disposal of property and equipment, investment properties and intangible assets, interest, gain or loss on modification or early retirement of debt, fair value gain or loss on derivative financials instruments and income tax benefit or expense. Adjusted Property EBITDA is a supplemental non-IFRS financial measure used by management. We present non-IFRS financial measures so that investors have the same financial data that management uses in evaluating financial performance with the belief that it will assist the investment community in assessing the underlying financial performance of the Company on a year-over-year basis. Management utilizes Adjusted Property EBITDA to compare the operating profitability of its operations with those of its competitors, as well as a basis for determining certain incentive compensation. Integrated resort companies have historically reported Adjusted Property EBITDA as a supplemental performance measure to IFRS financial measures. In order to view the operations of their properties on a more stand-alone basis, integrated resort companies, including the Group, have historically excluded certain expenses that do not relate to the management of specific properties, such as pre-opening expense and corporate expense, from their Adjusted Property EBITDA calculations. Adjusted Property EBITDA should not be interpreted as an alternative to profit or operating profit (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity), in each case, as determined in accordance with IFRS. The Group has significant uses of cash flow, including capital expenditures, dividend payments, interest payments, debt principal repayments and income taxes, which are not reflected in Adjusted Property EBITDA. Not all companies calculate Adjusted Property EBITDA in the same manner. As a result, Adjusted Property EBITDA as presented by the Group may not be directly comparable to other similarly titled measures presented by other companies. In addition, our Adjusted Property EBITDA presented in the report may differ from Adjusted Property EBITDA presented by LVS for its Macao segment in its filings with the U.S. Securities and Exchange Commission. For a quantitative reconciliation of Adjusted Property EBITDA to its most directly comparable IFRS measurement, see “Summary—Selected Financial Information”

“ADR” or “average daily rate”	the average daily rate per occupied room in a given time period, calculated as room revenue divided by the number of rooms sold

“Board”	the board of directors of the Company

“cage”	a secure room within a casino with a facility that allows patrons to exchange cash for chips required to participate in gaming activities, or to exchange chips for cash

“Capex Committee”	Sands China Capital Expenditure Committee of the Company

“casino(s)”	a gaming facility that provides casino games consisting of table games operated in VIP areas or mass market areas, electronic games, slot machines and other casino games

“Chief Executive”	a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the board of directors for the conduct of the business of the Company

“chip(s)”	tokens issued by a casino to players in exchange for cash or credit, which are used to place bets on gaming tables, in lieu of cash

“Company,” “our,” “we,” “us,” "SCL," or “Sands China”	Sands China Ltd., an exempted company with limited liability incorporated in the Cayman Islands on July 15, 2009, the Shares of which are listed on the Main Board of Hong Kong Stock Exchange and, except where the context otherwise requires, all of its subsidiaries, or where the context refers to the time before it became the holding company of its present subsidiaries, its present subsidiaries. When used in the context of gaming operations or the Subconcession or the Concession, “we”, “us” or “our” refers exclusively to VML

“Concession” or “Concession Contract”	the Concession Contract dated December 16, 2022 for the operation of casino games of chance in Macao effective January 1, 2023, by and between the Macao government and VML

“Concessionaire(s)”	the holder(s) of a concession for the operation of casino games of chance in Macao

“Cotai”	the name given to the land reclamation area in Macao between the islands of Coloane and Taipa

“Cotai Strip”	large-scale integrated resort projects on Cotai developed by us and inspired by the Las Vegas Strip in Las Vegas, Nevada, U.S.A. LVS has registered the Cotai Strip trademark in Hong Kong and Macao

“COVID-19 Pandemic”
an outbreak of a respiratory illness caused by a novel coronavirus ("COVID-19") that was identified in early January 2020. The virus has since spread rapidly across the world, causing the World Health Organization to declare the outbreak of a pandemic on March 12, 2020

“CSL2”	our subsidiary, Cotai Strip Lot 2 Apart Hotel (Macau) Limited, a public company limited by shares (“sociedade anónima”) incorporated under the laws of Macao on October 27, 2008, a concessionaire of land that now excludes Gaming Assets that reverted to the Macao government and that VML has the right to operate

“Deeds of Reversion”	the public deeds executed by each of VML, VCL, VOL and CSL2 on December 30, 2022 pursuant to which each of VML, VCL, VOL and CSL2 agreed, pursuant to article 40 of the Gaming Law and our Subconcession Contract, to revert to Macao the Gaming Assets without compensation and free of any liens or charges upon the expiry of the term of the Subconcession Contract, as amended by the Subconcession Extension Contract

“DICJ”	Gaming Inspection and Coordination Bureau (“Direcção de Inspecção e Coordenação de Jogos”) under the Secretary for Economy and Finance of Macao

“Director(s)”	member(s) of the board of directors of the Company

“DOJ”	the United States Department of Justice

“EBITDA”	earnings before interest, taxes, depreciation and amortization

“ESG”	Environmental, Social and Governance

“ESG Committee”	Environmental, Social and Governance Committee of the Company

“Exchange Act”	the United States Securities Exchange Act of 1934, as amended

“Exchange Rate”	save as otherwise stated, amounts denominated in U.S. dollars, Macao patacas and Hong Kong dollars have been converted at the exchange rate on December 31, 2022, for the purposes of illustration only, in this annual report at:
US$1.00: HK$ 7.7962
US$1.00: MOP 8.0301
HK$1.00: MOP 1.03

“FCPA”	the United States Foreign Corrupt Practices Act of 1977, as amended

“Four Seasons Macao”	the Four Seasons Hotel Macau, Cotai Strip, which is managed and operated by FS Macau Lda., an affiliate of Four Seasons Hotels Limited

"Galaxy"	Galaxy Casino, S.A., one of the six Concessionaires

“gaming area(s)”	a gaming facility that provides casino games consisting of table games operated in VIP areas or mass market areas, electronic games, slot machines and other casino games, including gaming supporting areas

“Gaming Assets”	a total area of approximately 136,000 square meters of casinos, gaming areas and gaming support areas located at the Sands Macao, The Venetian Macao, The Parisian Macao, The Plaza Macao and The Londoner Macao, and gaming equipment located therein

“Gaming Law”	the Law No. 16/2001 (the Juridical System for Operation of Casino Games of Chance), as amended by the Law No. 7/2022

“gaming promoter(s)”	individuals or corporations licensed by and registered with the Macao government to promote games of fortune and chance to patrons, through the arrangement of certain services, including extension of credit (regulated by Law No. 5/2004), transportation, accommodation, dining and entertainment, whose activity is regulated by Law No. 16/2022 and Administrative Regulation No. 55/2022

“GLA”	gross leasable area

“GLOA”	gross leasable occupied area

“Greater Bay Area”	a megalopolis, also known as the Pearl River Delta, consisting of nine cities in Guangdong Province of South China, namely Guangzhou, Shenzhen, Zhuhai, Foshan, Dongguan, Zhongshan, Jiangmen, Huizhou, and Zhaoqing, and two special administrative regions namely, Hong Kong and Macao

“Greater Bay Area Initiative(s)”
a policy initiative introduced in China’s 13th five-year plan (2016–2020) to promote the development of the Pearl River Delta region via economic and social integration of eleven cities in the Greater Bay Area (the most affluent and populous area in China) so that they can better leverage their competitive advantages in the global economy

“Group”	the Company and its subsidiaries from time to time

“Handover Record”	a record executed between the Macao government and VML pursuant to which the use of the Gaming Assets was granted to VML for the duration of the Concession

“HK$” or “HK dollars”	Hong Kong dollars, the lawful currency of Hong Kong

“HKSE” or “Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“IFRS”	International Financial Reporting Standards as issued by the International Accounting Standards Board

“Initial Purchasers”	the initial purchasers of the Notes, further details of which are set out in “Plan of Distribution”

“integrated resort(s)”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“International Trademark License Agreement”	the international trademark license agreement dated December 2, 2022 entered into among LVS, VML, VCL, VOL and CSL2, effective January 1, 2023

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (as amended from time to time)

“LVS” or “Las Vegas Sands”	Las Vegas Sands Corp., a company incorporated in Nevada, U.S.A. in August 2004 and the common stock of which is listed on the New York Stock Exchange

“LVS Group”	LVS and its subsidiaries (excluding our Group)

“LVS LLC”	Las Vegas Sands, LLC, a company incorporated in Nevada, U.S.A.

“LVS Nevada”	LVS (Nevada) International Holdings, Inc., a company incorporated in Nevada, U.S.A.

“LVS Term Loan”	the intercompany term loan agreement dated July 11, 2022 entered into between LVS and our Company, in the amount of US$1.0 billion, which is repayable on July 11, 2028

“Macao”	the Macao Special Administrative Region

“Main Board”	the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent of and operated in parallel with the GEM of the Hong Kong Stock Exchange

“mass market player(s)”	Non-Rolling Chip and slot players

"Melco"	Melco Resorts (Macau), S.A., one of the six Concessionaires

"MGM Grand Paradise"	MGM Grand Paradise, S.A., one of the six Concessionaires

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or corporate meeting

“MOP” or “pataca(s)”	Macao pataca, the lawful currency of Macao

“Parcel 1”	a land parcel on Cotai totaling 290,562 square meters described under Registration No. 23225 by the Macao Property Registry, on which The Venetian Macao has been constructed

“Parcel 2”	a land parcel on Cotai totaling 53,303 square meters described under Registration No. 23223 by the Macao Property Registry, on which The Plaza Macao has been constructed

“Parcel 3”	a land parcel on Cotai totaling 61,681 square meters described under Registration No. 23224 by the Macao Property Registry, on which The Parisian Macao has been constructed

“Parcels 5 and 6”
land parcels on Cotai totaling 150,134 square meters, including 44,576 square meters designated as a tropical garden, described under Registration No. 23288 by the Macao Property Registry, on which The Londoner Macao has been constructed

“premium player(s)”	Rolling Chip players who have a direct relationship with gaming operators and typically participate in gaming activities in casinos or gaming areas without the use of gaming promoters

“Professional Investors”	as defined in Chapter 37 of the Listing Rules

“Registered 2023 Notes”
the series of senior unsecured registered notes of US$1,695,850,000 of 4.600% senior notes due August 8, 2023 issued by the Company on January 29, 2019 which have been registered under the Securities Act (HKSE Note Stock Code: 5725). These notes were issued by the Company in exchange for an equal principal amount of Unregistered 2023 Notes that were validly tendered under an exchange offer

"RMB" or “Renminbi”	Renminbi, the lawful currency of China

“Rolling Chip play”	play by VIP and premium players (excludes Paiza cash players) using non-negotiable chips

“Rolling Chip volume”	casino revenue measurement, measured as the sum of all non-negotiable chips wagered and lost by VIP and premium players (excludes Paiza cash players)

“Rolling Chip win”	a percentage of Rolling Chip volume

“Sands”	a land parcel in Macao totaling 26,082 square meters described under Registration No. 23114 by the Macao Property Registry, on which Sands Macao has been constructed

“Sands Macao”	an integrated resort, which includes gaming areas, a hotel tower, restaurants and a theater

“Securities Act”	United States Securities Act of 1933, as amended

“SEC”	the U.S. Securities and Exchange Commission

“Second Trademark Sub-License Agreement”	the trademark sub-license agreement dated November 8, 2009 entered into between LVS LLC and SCL IP Holdings, LLC, which expired on December 31, 2022

“Senior Notes”	each series of senior unsecured notes previously issued by the Company as set forth in the section entitled “Capitalization”

“SFO”	the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) as amended, supplemented or otherwise modified from time to time

“Share(s)”	ordinary share(s) in our Company with a nominal value of US$0.01 each

“Shareholder(s)”	holder(s) of Share(s)

"SJM"	SJM Resorts, S.A., one of the six Concessionaires

“Subconcession,” or “Subconcession Contract”
the tripartite Subconcession Contract for the operation of casino games of chance or games of other forms in Macao effective December 26, 2002 among Galaxy, the Macao government and VML, which expired on December 31, 2022

“Subconcession Extension Contract”	means the amendment contract to the Subconcession Contract between VML and Galaxy executed on June 23, 2022 for extension of the term of the Subconcession Contract from June 26, 2022 to December 31, 2022

“Subconcessionaire(s)”	the holder(s) of a subconcession for the operation of casino games of chance or games of other forms in Macao until December 31, 2022

“table games”	typical casino games, including card games such as baccarat, blackjack and hi-lo (also known as “sic bo”) as well as craps and roulette

“The Londoner Macao”
an integrated resort which features four hotel towers, consisting of hotel rooms and suites under The Londoner Macao Hotel, Londoner Court, Conrad, Sheraton and St. Regis brands. The Londoner Macao also includes gaming areas, Shoppes at Londoner, entertainment, dining and MICE facilities

“The Parisian Macao”	an integrated resort which includes a gaming area, a hotel, Shoppes at Parisian and other integrated resort amenities

“The Plaza Macao”
an integrated resort which includes (i) Four Seasons Macao; (ii) the Plaza Casino gaming area operated by VML; (iii) the Paiza Mansions, Shoppes at Four Seasons, restaurants and a spa, each of which are operated by us; and (iv) The Grand Suites at Four Seasons, which features 289 luxury suites, except where the context indicates otherwise

“The Venetian Macao”	an integrated resort which includes casino and gaming areas, a hotel, MICE space, Shoppes at Venetian, restaurants and food outlets, a 15,000-seat arena and other entertainment venues

“Trustee”	U.S. Bank National Association (now known as “U.S. Bank Trust Company, National Association)

“United States,” “U.S.” or “U.S.A.”	the United States of America, including its territories and possessions and all areas subject to its jurisdiction

“Unregistered 2023 Notes”
the series of senior unsecured unregistered notes of US$1.80 billion of 4.600% senior notes due August 8, 2023 issued by the Company on August 9, 2018 (HKSE Note Stock Code: 5140), the outstanding principal amount of which is US$104,150,000 following the exchange offer of the Company to exchange these notes for an equal principal amount of Registered 2023 Notes

“US$” or “U.S. dollars”	United States dollars, the lawful currency of the United States

“VCHL”	our subsidiary, Venetian Concession Holding Limited, an exempted company with limited liability incorporated in the Cayman Islands on July 11, 2022

“VCL”	our subsidiary, Venetian Cotai, S.A. (also known as Venetian Cotai Limited), a public company limited by shares (“sociedade anónima”) incorporated under the laws of Macao on November 11, 2004, a concessionaire of land that now excludes Gaming Assets that reverted to the Macao government and that VML has the right to operate

“Venetian Casino”	Venetian Casino Resort, LLC, a company incorporated in Nevada, U.S.A.

“VIP player(s)”	Rolling Chip players who play almost exclusively in dedicated VIP rooms or designated casino or gaming areas and are sourced from gaming promoters

“VIP room(s)”	rooms or designated areas within a casino or gaming area where VIP players and premium players gamble

“visit(s)” or “visitation(s)”	with respect to visitation of our properties, the number of times a property is entered during a fixed time period. Estimates of the number of visits to our properties is based on information collected from digital cameras placed above every entrance in our properties, which use video signal image processor detection and include repeat visitors to our properties on a given day

“VML”	our subsidiary, Venetian Macau, S.A. (also known as Venetian Macau Limited), a public company limited by shares (“sociedade anónima”) incorporated under the laws of Macao on June 21, 2002, a concessionaire of land that now excludes Gaming Assets that reverted to the Macao government and that VML has the right to operate, one of the three Subconcessionaires and the holder of the Subconcession until December 31, 2022, and one of the six Concessionaires and the holder of the Concession effective January 1, 2023

“VOL”	our subsidiary, Venetian Orient Limited, a company incorporated under the laws of Macao on February 2, 2006, a concessionaire of land that now excludes Gaming Assets that reverted to the Macao government and that VML has the right to operate

“VVDIL”	our subsidiary, Venetian Venture Development Intermediate Limited, an exempted company with limited liability incorporated in the Cayman Islands on June 21, 2002

“VVDI (II)”
our immediate Controlling Shareholder, Venetian Venture Development Intermediate II, an exempted company with limited liability incorporated in the Cayman Islands on January 23, 2003 and an indirect wholly-owned subsidiary of LVS

“Wynn Resorts Macau”	Wynn Resorts (Macau) S.A., one of the six Concessionaires